Manually
Signed Copy



As filed with the Securities and Exchange Commission on May 17, 2004



04029693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



SEC MAIL
PROCESSING
MAY 17 2004
208

LAKEVIEW DEVELOPMENT CORPORATION
(Exact name of issuer as specified in its charter)



Colorado
(State or other jurisdiction of incorporation or organization)

5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (303) 221-8883
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David M. Summers, 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (303) 221-8883
(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

Copies to:

David M. Summers, Esq.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111
Telephone: (303) 220-5420

6552	84-1552093
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's Directors:

Name	Business Address	Residential Address
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111
Robert B. Mekelburg	1324 Greengables Court Fort Collins, Colorado 80525	1324 Greengables Court Fort Collins, Colorado 80525
Victor A. Palli	4561 West Hinsdale Avenue Littleton, Colorado 80128	4561 West Hinsdale Avenue Littleton, Colorado 80128
Karen Wilson-Johnson	969 South Kipling Lakewood, Colorado 80226	2098 South Coors Circle Lakewood, Colorado 80228
Dr. Robert C. Moore	5353 East Evans Avenue Denver, Colorado 80222	1915 South Kearney Way Denver, Colorado 80224

(b) Issuer's Officers:

Name	Business Address	Residential Address
David M. Summers, President & Treasurer	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111
Victor A. Palli, Vice President	4561 West Hinsdale Avenue Littleton, Colorado 80128	4561 West Hinsdale Avenue Littleton, Colorado 80128
Dr. Robert C. Moore, Secretary	5353 East Evans Avenue Denver, Colorado 80222	1915 South Kearney Way Denver, Colorado 80224

(c) Issuer's General Partners:

Not Applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Samir Palli	3465 Westbrook Lane Highlands Ranch, CO 80129	3465 Westbrook Lane Highlands Ranch, CO 80129
Roy Reitz	16383 East Fair Avenue Centennial, Colorado 80016	16383 East Fair Avenue Centennial, Colorado 80016

David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Samir Palli	3465 Westbrook Lane Highlands Ranch, CO 80129	3465 Westbrook Lane Highlands Ranch, CO 80129
Roy Reitz	16383 East Fair Avenue Centennial, Colorado 80016	16383 East Fair Avenue Centennial, Colorado 80016
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(f) Promoters of the Issuer:

Name	Business Address	Residential Address
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(g) Affiliates of the Issuer: None

(h) Counsel to the issuer with respect to the proposed offering:

David M. Summers, Esq.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

(I) Each underwriter with respect to the proposed offering: Not Applicable

(j) The underwriter's directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) The underwriter's counsel: Not Applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

No part of this offering involves the resale of securities by affiliates of the Issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such securities are to be offered:

The securities will be offered in the State of Colorado by officers and directors of the Issuer. The Issuer may make offers to persons in other states pursuant to limited offering exemptions from registration in those states.

The Issuer will offer the shares to prospective investors on a best efforts basis, without utilizing any underwriters. All sales shall be proceeded by delivery of an Offering Circular. The Issuer intends to seek investors utilizing signs located on the Issuer's real estate development property, radio advertising and mailings targeted to persons believed to be interested in real estate investments. Tombstone advertising may be utilized. No commissions will be paid to any person in connection with sales of securities in this offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) The following table sets forth the information required by this subparagraph with respect to securities sold by the Issuer, within one year prior to the filing of this Form 1-A:

Names and Identities of Those to Whom the Securities were Issued	Title and Amount of Securities Issued:	Date of Issuance	Price Per Share ($)	Aggregate Price Paid ($)
	Number of shares of Common Stock:			
Sum Specials, Inc.	423	June 30, 2003	1.00	$ 423.00(2)
Lew Knez Construction	8,975	June 30, 2003	1.00	$ 8,975.00 (2)
Subba L. Talanki	10,000	Nov. 14, 2003	1.00	$ 10,000.00
Ronne D. & Judy L. May	53,000	Dec. 31, 2003	1.00	$ 53,000.00
Harvey F. Haight, Jr.	25,000	Dec. 31, 2003	1.00	$ 25,000.00
John & Joanne Seebeck	25,000	Dec. 31, 2003	1.00	$ 25,000.00
Dylan Schreiner	5,000	Dec. 31, 2003	1.00	$ 5,000.00
Cassidy Schreiner	5,000	Dec. 31, 2003	1.00	$ 5,000.00
Michael C. And Patricia W. Farrenkopf	25,000	Dec. 31, 2003	1.00	$ 25,000.00
James A. & Amy Croft	5,000	Dec. 31, 2003	1.00	$ 5,000.00
Brian E. Wilkes	1,000	Dec. 31, 2003	1.00	$ 1,000.00
Robert C. Moore (1)	15,000	Jan. 30, 2004	1.00	$ 15,000.00 (2)
Robert M. Mekelburg (1)	15,000	Jan. 30, 2004	1.00	$ 15,000.00 (2)
Victor Palli (1)	15,000	Jan. 30, 2004	1.00	$ 15,000.00 (2)

Names and Identities of Those to Whom the Securities were Issued	Title and Amount of Securities Issued:	Date of Issuance	Price Per Share ($)	Aggregate Price Paid ($)
	Number of shares of Common Stock:			
David M. Summers (1)	15,000	Jan. 30, 2004	1.00	$ 15,000.00 (2)
Karen Wilson-Johnson (1)	15,000	Jan. 30, 2004	1.00	$ 15,000.00 (2)

(1) Director
(2) Shares issued in exchange for services were valued at $1.00 per share for tax and all other purposes.

Item 6. Other Present or Proposed Offerings

To the extent that the Issuer does not raise the full $5 million from this offering, the Issuer may undertake other private or public offerings in the future. The Issuer may also engage an underwriter to underwrite, on a best effort commitment basis, an offering of common stock of the Issuer, upon terms and conditions to be determined in the future.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement:

(1) To limit or restrict future sale of securities that are of the same class: None.

(2) To stabilize the market for any of the securities offered: None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: None.

(b) Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

David M. Summers, an officer, director and substantial shareholder of the Corporation, serves as legal counsel to the Corporation. Mr. Summers will render an opinion as to the validity of the shares offered by this Offering Statement. Except for Mr. Summers, none of the experts named in the Offering Statement have any material relationship with the Issuer, other than as an independent contractor.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II

OFFERING CIRCULAR

CROSS-REFERENCE SHEET

Item No. and Caption		Location in Offering Circular
1.	Cover Page	Outside Front Cover Page
2.	Distribution Spread	Outside Front Cover Page
3.	Summary Information, Risk Factors and Dilution	Offering Circular Summary; Forward Looking Statements; Risk Factors; Dilution
4.	Plan of Distribution	Front Cover Page; Terms of the Offering; Sale of Shares
5.	Use of Proceeds to Issuer	Use of Proceeds
6.	Description of Business	The Corporation; The Property; Plan of Operation
7.	Description of Property	The Property
8.	Directors, Executive Officers and Significant Employees	The Corporation
9.	Remuneration of Directors and Officers	The Corporation
10.	Interest of Management and Others in Certain Transactions	Interests of Officers, Directors and Others in Certain Transactions
11.	Securities Being Offered	Terms of the Offering

OFFERING CIRCULAR

LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111
(303) 221-8883

COMMON STOCK
Minimum of 100,000 Shares
Maximum of 5,000,000 Shares

$1.00 Per Share
(5,000 Share Minimum Investment)

Lakeview Development Corporation, a Colorado corporation (the "Corporation"), is a real estate development company engaged in developing a single parcel of land (the "Property") consisting of approximately 188 acres located on and near the lakefront of the Boyd Lake Reservoir, in Loveland, Colorado. The Corporation intends to develop the Property into a master planned residential lakefront and golf course community, and offer lots for sale to builders for future upscale residential homes and supporting amenities. The Corporation does not anticipate acquisition of any other land for development. The Corporation is offering a minimum of 100,000 and a maximum of 5,000,000 shares of its common stock (the "Shares") to investors. The Corporation is selling the Shares directly to investors, without utilizing the services of an underwriter. The minimum investment in this offering is $5,000 (5,000 Shares).

Centennial Bank of the West in Fort Collins, Colorado will hold all funds of subscribers in an escrow account until the minimum offering amount, $100,000, is reached or the offering is terminated, whichever occurs first. After the minimum amount has been received, the Corporation will hold periodic closings as additional funds are received. If the offering is terminated prior to selling the minimum offering amount, funds will be returned promptly to potential investors, without interest or deduction for expenses, from the escrow account. The Corporation reserves the right to accept or reject any subscription in whole or in part.

An investment in the Shares is speculative and involves a high degree of risk. There is no guarantee than any investor will make money or even receive the return of the Investor's initial investment. See "Risk Factors" beginning at page 8 of this Offering Circular. Among the risk factors are the following: (a) economic conditions may have a negative impact on the Corporation's business, (b) there is no public market for the Shares and there is no assurance that any market will develop in the future, (c) the price of the Shares has been arbitrarily determined and (d) governmental actions may delay, prevent or substantially modify the proposed development of the Property.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Commissions	Proceeds to Issuer
Per Share	$ 1.00	$ 0	$ 1.00
Total Minimum	$ 100,000.00	$ 0	$ 100,000.00
Total Maximum	$5,000,000.00	$ 0	$5,000,000.00

THE DATE OF THIS OFFERING CIRCULAR IS ____________, 2004

TABLE OF CONTENTS

Offering Circular Summary 1
Forward Looking Statements 7
Risk Factors 8
Conflicts of Interest and Fiduciary Duties 13
Terms of the Offering 14
Use of Proceeds 15
Dividend Policy 15
Dilution 16
Capitalization 18
Management's Discussion and Analysis of Financial Condition
and Results of Limited Operations 19
The Corporation 23
The Property 31
Plan of Operation 33
Interests of Officers, Directors and Others
in Certain Transactions 34
Financial Statements 35
Certain Tax Considerations 35
Shares Available for Future Sale 36
Sale of Shares 36
Legal Matters 36
Experts 36
Community Information 36
Additional Information 36
How To Subscribe for Shares 37

ATTACHMENTS TO THIS OFFERING CIRCULAR

Attachment 1 - Concept Plan
Attachment 2 - Design Concept Photographs
Attachment 3 - Area Maps
Attachment 4 - Aerial Photograph
Attachment 5 - Photographs - Platted Property
Attachment 6 - Photographs - Unplatted Property
Attachment 7 - Community Information
Attachment 8 - Recent Newspaper Articles

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and Financial Statements attached as Exhibits to this Offering Circular and, accordingly, should be read in conjunction with that information and those Financial Statements.

OVERVIEW

Lakeview Development Corporation, a Colorado corporation (the "Corporation") intends to master plan and develop a residential golf course and lakefront community in Loveland, Colorado. The Corporation owns a parcel of real estate (the "Property") consisting of approximately 188 acres located on and near the lakefront of Boyd Lake Reservoir, in Loveland, Colorado. The Corporation believes it is poised to take advantage of the recent boom in the real estate markets in Colorado and apparent high demand for residential properties located near a lakefront.

As of the date of this Offering Circular, a portion of the parcel (15 acres) has been previously subdivided and platted into 56 residential home sites, consisting of 21 court yard home lots and 35 townhome lots. Streets, gutters, water, sewer, electric, gas, telephone and cable utilities have been installed for these 56 home sites. The Corporation has sold four of the court yard home lots and 15 of the townhome lots. Two court yard homes and 15 townhomes have been completed. The remaining 37 lots in this 15 acre portion owned by the Corporation are "building permit" ready, and the Corporation is in the process of selling them. The Corporation expects to use the proceeds derived from continued sale of the remaining 37 lots in the 15 acre portion of the Property to fund platting, development and future infrastructure costs on the 173 acre portion of the Property and to reduce the Corporation's outstanding debt.

The remaining portion of the Property consists of 173 acres of undeveloped land that begins on the lakefront of Boyd Lake Reservoir and extends to Larimer County Road 9. The Corporation has undertaken preliminary steps to develop this portion of the Property, currently expected to consist of a mixed use residential development, which will likely include a nine hole golf course, club house and tennis courts, to compliment the Property's lakefront access and spectacular views.

Since acquiring the Property, the Corporation has engaged in a variety of land development activities, raised substantial funds from the sale of shares of its common stock, refinanced its remaining debt obligations upon more favorable terms, and made substantial improvements to the Property. With the assistance of land planning professionals, the Corporation prepared a proposed concept plan for development of the Property, which has received preliminary approval by officials in the City of Loveland. A copy of the Corporation's concept plan for proposed future development of the Property can be found in Attachment 1. There can be no assurance, however, that there will not be significant variations to the concept plan, as the platting, zoning and approval process for the Property progresses. Attachment 2 to this Offering Circular contains photographs of possible design concepts for a waterfall (to be installed near the entrance of the subdivision), traffic circles and ponds, each of which is expected to comprise a part of the overall development plan for the Property.

The Corporation also recently obtained a grading permit from the City of Loveland and a Section 404 Permit from the U.S. Army Corps of Engineers for the western lakefront portion of the Property, which allows substantial expansion of the lakefront, using dirt removed from the lakebed of Boyd Lake Reservoir to expand the lakefront portion of the Property. The Corporation has successfully removed more than 100,000 cubic yards of dirt from the lakebed and placed it on the lakefront to expand that portion of the Property and improve its functionality. The Corporation is also constructing an erosion protection barrier on the new lakefront, using erosion control fabric and decorative rock. The Corporation plans to continue relocating dirt from the lakebed to the lakefront throughout the Spring and early Summer of 2004 , while the water level of the lake is low. The U.S. Army Corps of Engineers has also made a final determination that there are no jurisdictional wetlands currently located on the Property. The Corporation is also continuing its activities associated with the platting process for this 173 acre parcel. After completion of the platting process in accordance with the previously approved concept plan, and installation of infrastructure, including roads and utilities, management of the Corporation has estimated that the aggregate value of the Corporation's real estate holdings will increase to approximately $63 to $90 million, and estimated that the cost of constructing additional infrastructure (roads, utilities , golf course, etc.) will be approximately $7 to $12 million.

The Corporation does not intend to purchase any additional property for development. Instead, after payment of development and administrative costs, the Corporation plans to distribute the net proceeds derived from the sale of its lots and commercial parcels to its shareholders. When all lots and commercial parcels have been sold to builders and persons who intend to build homes in the subdivision, and the final net proceeds have been distributed to shareholders, it is likely that the Corporation will be dissolved. An aerial photograph of the Property can be found in Attachment 4 to this Offering Circular. Photographs of the platted portion of the Property, together with the related proposed landscaping plan can be found in Attachment 5 to this Offering Circular. Photographs of the unplatted portion of the Property are included in Attachment 6. Additional photographs can be found on the Corporation's web site, LakeviewLoveland.com.

The Corporation is offering to investors a maximum of 5,000,000 shares of its common stock (the "Shares") at an offering price of $1.00 per share. Management has estimated that the value of the Corporation's Property, after platting and improvement, will be approximately $63 to $90 million, or between $1.54 and $2.18 per share, and that the cost to construct infrastructure will be between $7 million and $12 million, or between $.17 and $.29 per share, based on the maximum number of expected outstanding shares after completion of this offering. Nevertheless, the Corporation is providing selected potential investors a limited opportunity to purchase shares in this offering at $1.00 per share. The principal objective of the Corporation is to maximize the long term value of the Corporation through continued design and development of the Property, while using expected proceeds from the sale of its platted lots and this offering to fund its business activities, pay for infrastructure costs, and retire the Corporation's outstanding debt obligations, as well as for general corporate purposes.

In the immediate future, the Corporation expects to continue expansion and improvement of the lakefront portion of its Property by utilizing dirt removed from the lakebed and construction of the decorative rock erosion protection barrier. The Corporation also expects to continue to sell its remaining platted residential lots, refinance or repay all or a portion of its existing debt obligations and focus its efforts on the platting process for the additional 173 undeveloped acres of its Property. In this regard, the Corporation has engaged the services of Landmark Engineering, Ltd., a land planning, engineering and surveying firm based in Loveland, Colorado.

The Corporation plans to develop its property holdings for sale at competitive prices to targeted segments of the real estate market. To accomplish this goal, the Corporation expects to engage the services of additional land use planners, mechanical engineers, surveyors, landscaping architects, real estate marketing consultants, environmental consultants, water engineers, golf course design consultants and others in connection with its future land development activities. The Corporation expects that its primary advantage will be its innovative land use design concepts, coupled with the unique location and configuration of the Property, and limited supply of similar lots for sale in nearby communities. As a result, management believes the Corporation is poised to take advantage of the growth in demand for real estate in Northern Colorado near sports and water recreational facilities as the area continues to grow. Newspaper articles have referred to this area as the "epicenter of growth" in Northern Colorado. Groundbreaking ceremonies were held on April 2, 2004 for a $200 million regional hospital complex located less than two miles from the Property, with an expected completion date in the fall of 2006. Other announced commercial development projects to be located in the vicinity of the Property, include a convention center, two hotels and a new shopping mall. Loveland, Colorado was also ranked by AARP Magazine, in its May/June 2003 issue, as the Number 1 Place in the Nation "To Reinvent Your Life." A excerpt from that article is included as part of Attachment 7 to this Offering Circular. Many factors beyond the control of the Corporation will affect future performance of the Corporation, many of which are discussed in this Offering Circular under "Risk Factors," but the Corporation will strive to vigorously pursue its land development plans aimed at increasing shareholder value, while benefitting the surrounding local community. The proceeds derived from this offering are expected to enable the Corporation to continue pursuit of these aspirations.

The Corporation is in the development stage. Prior to the offering, there has been no market for the Shares. The $1.00 per share offering price of the Shares has been determined by the officers of the Corporation. See "Sale of Shares" for information relating to the factors considered in determining the offering price for the Shares. The Corporation may make similar offerings of shares of its common stock (the "Common Stock") or other securities in the future as required for its continuing business operations. The Corporation, however, anticipates that future offerings of shares of the Common Stock will be made at prices greater than $1.00 per share, as the Corporation's development activities and sales of platted lots continues.

THE OFFERING

Securities Offered	A minimum of 100,000 and a maximum of 5,000,000 Shares will be offered and sold to investors in this offering, with a minimum investment of $5,000.00 (5,000 Shares).
Common Stock Outstanding	At the commencement of this offering, the Corporation has 36,223,722 shares of its common stock outstanding. After successful completion of this offering, the Corporation will have a minimum of 36,323,722 and a maximum of 41,223,722 shares of its common stock outstanding.
Risk Factors	The Shares offered by the Corporation involve a high degree of risk and should be purchased only by persons who can afford to sustain a total loss of their investment. See "Risk Factors" and "Dilution." There is currently no market for the Common Stock and no market is expected to develop in the foreseeable future. See "Risk Factors -- No Current Trading Market" and "Risk Factors -- Arbitrary Offering Price."
Use of Proceeds	The net proceeds of the offering will be used by the Corporation to fund future expenses associated with platting, further development and sale of lots and commercial parcels on land owned by the Corporation, repay a portion of its existing debt obligations, and for general corporate purposes.
The Property	Maps showing the location of the Property are included in this Offering Circular as Attachment 3 and an aerial photograph of the Property and its surroundings (taken in August of 2000) is included in this Offering Circular as Attachment 4. Photographs of the platted portion of the Property, together with the related proposed landscaping plan can be found in Attachment 5 to this Offering Circular. Photographs of the unplatted portion of the Property are included in Attachment 6. Additional photographs can be found on the Corporation's web site, LakeviewLoveland.com.
Business Activities	The Corporation's principal business activities since acquiring the Property have consisted of preliminary development activities and initial expansion and grading of the lakefront portion of the Property. The Corporation has also engaged in preliminary discussions with various persons relating to the feasibility of establishing a local trading market for shares of the Corporation's Common Stock after successful completion of this offering. There is no assurance that the Corporation will engage in such activities, or that such activities, if commenced, will be successful.

Estimated Value	Management has estimated that the value of the Corporation's Property, after platting and improvement, will be approximately $63 to $90 million, or between $1.54 and $2.18 per share, and that the costs of additional infrastructure will be approximately $7 million to $12 million, or between $.17 and $.29 per share, based on the maximum number of expected outstanding shares after completion of this offering.
Additional Borrowing	At the present time, the Corporation expects to use funds derived from the sale of its platted lots and additional shares of common stock to fund its continued development activities related to the Property, and reduce its outstanding debt. It is possible, however, that the Corporation may borrow additional funds in the future for the purpose of funding some or all of these costs.
Officer and Director Compensation	The officers and directors of the Corporation will receive compensation in the form of shares of the Corporation's Common Stock for services rendered to the Corporation in connection with its business activities. See "The Corporation -- Officer and Director Compensation" and "The Corporation -- Legal Services."
Conflicts of Interest	An investment in the Shares involves a significant number of inherent and potential conflicts of interest because of the relationships between the Corporation and its directors who will oversee the general operation of the Corporation, and its officers who manage its day to day activities of the Corporation. In addition, the officers and directors of the Corporation are involved in other businesses, both individually and through other entities. They will have competing demands for their time, and conflicts of interest involving corporate opportunities may arise. See "Conflicts of Interest and Fiduciary Duties."
Terms of the Offering	The Shares will be offered and sold by the officers and directors of the Corporation who will receive no commissions or other "transaction based" compensation. In addition, no commissions will be paid by the Corporation to any other person with respect to sales of Shares made to investors. All proceeds from this offering will therefore be available for use by the Corporation. See "Terms of the Offering." All subscription checks will be deposited in a segregated account at Centennial Bank of the West, located at 4650 Royal Vista Circle, Fort Collins, Colorado 80528, until such time as related Shares are issued to investors. If a particular investor's subscription is not accepted by the Corporation for any reason, all payments received from such investor shall be promptly returned to such investor without interest or deduction for expenses when the offering period is terminated. The Corporation reserves the right to refuse a subscription or accept a subscription for an amount of Shares that is less than desired by a particular investor for any reason. After a minimum of 100,000 Shares have been subscribed for, Investors whose subscriptions are accepted by the Corporation will be issued Shares. See "Terms of the Offering."

Each investor must execute a Subscription Agreement, included in the subscription document pocket at the end of this Offering Circular.

Subscription Period — The subscription period will terminate as soon as 5,000,000 Shares have been sold. See "Terms of the Offering."

Tax Aspects — There are no expected tax benefits flowing to investors in connection with this offering. See "Certain Tax Considerations."

SUMMARY FINANCIAL DATA

The following summary financial data is qualified in its entirety by, and should be read in conjunction with the Corporation's Financial Statements included in this Offering Circular. Each prospective investor should carefully review these Financial Statements in their entirety.

Unaudited Balance Sheet Data (March 31, 2004):

Total Current Assets	$ 356,637
Land for Development and Resale	$ 9,940,805
Total Current Liabilities	$ 74,705
Total Book Value of Assets	$10,577,452
Long Term Liabilities	$ 7,954,925
Shareholders' Equity	$ 2,547,822
Common Shares Outstanding	36,223,722

FORWARD LOOKING STATEMENTS

Some of the statements under "Offering Circular Summary," Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Limited Operations," and elsewhere in this Offering Circular constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause the Corporation's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, forward-looking statements may be identified by terminology such as "may," "will," "should,""expects,""plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed,""continue," or the negative of these terms or other comparable terminology.

Forward-looking statements are estimates and projections reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although management of the Corporation believes that the estimates and projections reflected in the forward-looking statements are reasonable, management's expectations may prove to be incorrect. Important factors that could cause the Corporation's actual results to differ materially from estimates or projections contained in the forward-looking statements include:

The state of the real estate development industry;
Changes in the economy generally and interest rates specifically;
Increases in government regulation and anti-development efforts;
The condition of the real estate market generally and the residential market specifically;
The Corporation's anticipated land development strategies;
The Corporation's competitors' responses to the Corporation's strategies;
Anticipated trends in the Corporation's business; and
The Corporation's ability to control costs.

The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable law. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur.

The Corporation has included market data and community information in this Offering Circular, which the Corporation has obtained from internal surveys, market research, publically-available information and industry publications. Industry publications generally state that the information they have provided has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, management of the Corporation believes that the survey and market research the Corporation or others have performed is reliable, but the Corporation has not independently verified this information. The Corporation does not represent that any such information is accurate. None of the sources that the Corporation relies upon for such information has consented to the disclosure and use of their information in this Offering Circular.

RISK FACTORS

THE COMMON STOCK OFFERED BY THIS OFFERING CIRCULAR INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT. THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS OFFERING CIRCULAR, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE CORPORATION AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE CORPORATION'S COMMON STOCK. THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS OFFERING CIRCULAR ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST OF THE GENERAL OR SPECIFIC RISKS INVOLVED, BUT MERELY TO IDENTIFY CERTAIN RISKS THAT ARE NOW FORESEEN BY THE CORPORATION. IT MUST BE RECOGNIZED THAT OTHER RISKS MAY BECOME SIGNIFICANT IN THE FUTURE AND THAT THE RISKS THAT ARE NOW FORESEEN, MIGHT AFFECT THE CORPORATION TO A GREATER DEGREE THAN IS NOW FORESEEN, OR IN A MANNER NOT NOW CONTEMPLATED.

General Risk of Real Estate Ownership. There are certain risks inherent in the ownership and development of real estate. Included among such risks are local conditions of the real estate market, which can fluctuate widely, and are affected by decrease in demand for residential or commercial real estate, oversupply due to a decrease in employment in the area, or an increase in supply of competing properties in the area. Other risks include changes in local market conditions due to changes in general or local economic condition and neighborhood characteristics, changes in interest rates which may render the sale of property difficult or unattractive, the Corporation's ability to obtain financing for operating or capital needs, changes in real estate tax rates and other operating expenses, adverse changes in government rules and fiscal policies, including zoning, building and environmental laws, shortages of and increased prices for heating fuels, natural gas, water, electrical power, or other supplies. Furthermore, insurance might not adequately protect against all covered losses caused by or resulting from losses including, but not limited to earthquakes, war, or floods, which may be either uninsurable or not economically insurable. If for any reason an uninsured loss occurs, shareholders could lose all or part of their investment in the Corporation.

Diversification. The Corporation owns only one parcel of land located on and near Boyd Lake Reservoir in Loveland, Colorado. Thus, the success of the Corporation will depend almost entirely on the ultimate development and sale of lots from the Property. The Corporation will not have the ability to spread its risks among a variety of real estate investment projects.

Limited Operating History. The Corporation has limited financial and operating history. The Corporation is not expected to have any significant assets other than its property located near Boyd Lake Reservoir in Loveland, Colorado, which secures most of its outstanding debt obligations. There is no guarantee that the Corporation will generate revenues or earnings.

Competition. The real estate development business is intensely competitive and there can be no assurance that the Corporation will be able to compete successfully in the future. Many companies participate in, or may decide to enter, the market for development of real estate in the Loveland, Colorado area, including companies which are much larger and more diversified than the Corporation and have substantially greater resources available for marketing and sales of their real estate developments. Many of the Corporation's competitors also have substantially greater financial, marketing and other resources, including broader political influence, which can be crucial in obtaining the required approvals from governmental agencies for development of real property. The Corporation will compete with numerous real estate development companies, including The Genesee Company and The Stainbrook Company, each of whom have already established a presence in other real estate development projects located around Boyd Lake. McWhinney Enterprises, Inc. and McStain Enterprises, Inc. are also developing property and constructing homes in nearby areas. The Corporation will compete primarily by responding to the perceived desire of homeowners and builders for well planned, innovative and spacious residential community developments near a large recreational lake.

Economic Environment. The real estate development industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, restructurings, bankruptcies and liquidations. The Corporation cannot predict what effect, if any, continued changes within the real estate industry will have on the Corporation's business. The Corporation's residential real estate lots available for sale will have to compete with lots developed and offered for sale by The Genesee Company, The Stainbrook Company, McWhinney Enterprises, Inc., McStain Enterprises, Inc., and various other real estate development and marketing firms.

Economic Conditions. Real estate markets historically have been subject to substantial cyclical variation, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits may in the future have a materially adverse effect on the demand for purchase of lots offered for sale by the Corporation. During theses cyclical variations, purchases of residential and commercial real estate tend to decline during recessionary periods when disposable income is low. This cyclical variation could have a material adverse effect on the Corporation by affecting its ability to compete for limited business. Moreover, the Corporation's real estate land offerings are expected to be priced in the higher price ranges and are thus more likely to be adversely affected during the downturns in the economy. Because of their unique characteristics, however, the prices for the Corporation's residential lots located on the lakefront are not expected to be influenced to such a great degree by cyclical variations.

Changing Consumer Demands. The real estate market is also subject to changing consumer demands for housing and living environments. The Corporation's success will depend in large part upon its ability to anticipate and respond to these demands and design a residential and commercial development which will be attractive to prospective home buyers and businesses. There can be no assurance that the Corporation will be able to meet changing consumer demands or plan, and have approved, a land development project which will be attractive to home buyers.

Possible Contingent Liability for Hazardous Waste. Under certain circumstances, the Corporation could be held accountable for any hazardous wastes located on the Property. It is even possible that such liability could be greater than the value of the Property. The Corporation, however, is not aware of any hazardous wastes located on any portion of the Property.

Limitation of Liability of Officers and Directors to Shareholders. The Corporation has included in its Articles and Bylaws provisions to indemnify its directors and officers, and advance litigation expenses, to the fullest extent permitted by Colorado law, including circumstances where indemnification is discretionary. Such indemnification may be available for liabilities arising in connection with this offering. The Corporation has adopted a provision that limits the personal liability of a director for breach of the director's fiduciary duty to the maximum extent permitted by the Colorado Business Corporation Act. The Corporation has also executed written Indemnification Agreements with each of its directors.

Dependence on Key Personnel. The Corporation depends, and will continue to depend in the foreseeable future, upon the personal efforts and abilities of its officers and directors. The ability of the Corporation to retain these persons is important to the success of the Corporation's operations. In particular, the loss of the services of David M. Summers, President and Treasurer of the Corporation might have a material adverse effect on the Corporation. The inability of Mr. Summers to perform his duties could also have a material adverse effect upon the Corporation's business and prospects. Furthermore, the Corporation's expected future land development activities may require enlisting additional expertise or hiring more personnel, and will place increased demands on the Corporation's personnel resources and management skills.

Key Man Insurance. The Corporation has obtained a key-man life insurance policy on David M. Summers in the amount of $1 million. The Corporation is the primary beneficiary of this policy. The Corporation does not have any other key-man life insurance or other key-man disability policies in force.

Control by Existing Shareholders, Officers and Directors. After completion of this offering, the Corporation's present shareholders will own approximately 88% of its outstanding capital stock if the maximum number of shares available in this offering are sold, and an even greater percentage if less than all of such shares are sold. At commencement of this offering, the officers and directors of the Corporation owned or controlled approximately 54% of the outstanding common stock of the Corporation. After successful completion of this offering, they are expected to own or control at least 47% of the Corporation's then outstanding capital stock. Cumulative voting is not allowed in the election of directors, and therefore, the Corporation's existing officers and directors will be in a position to greatly influence and most likely elect all of the Corporation's directors and otherwise control the affairs of the Corporation. If a portion of the outstanding options granted to one of the directors are exercised in the future, or a portion of the outstanding convertible debentures owned by one of the directors are converted, the Corporation's existing officers and directors will have even greater control.

No Current Trading Market. Prior to this offering, there has been no public market for shares of the Corporation's Common Stock. There is currently no market for the Shares offered by this Offering Circular and there is no assurance that one will develop, or, if one develops, that it will be maintained. Therefore, a shareholder may not be able to liquidate his or her investment in the Corporation if an emergency occurs. Prospective investors must be aware of the potential long-term nature of an investment in the Corporation's securities and be able to bear the economic risks of their investment for an indefinite period of time.

Arbitrary Offering Price. The offering price of the Shares was arbitrarily determined by the Board of Directors of the Corporation, based upon a number of considerations, including, but not limited to, their estimate of the expected future value of its real estate holdings, recent purchases of common stock by investors at $1.00 per share, anticipated funding needs of the Corporation, the perceived advantages associated with the influx of additional equity capital on the Corporation's ability to repay its debt obligations, or obtain long term financing of the same on favorable terms and at favorable interest rates, and the Corporation's future profit potential related to the development of its real property holdings in Loveland. Therefore, the offering price of the Corporation's Common Stock in this offering may be greater or less than the actual market value for the shares of the Common Stock after this offering. See "Sale of Shares."

Subordination to Secured Debt. The Corporation's interest in the Property is an equity position in the land. The Property is currently pledged to secure the Corporation's outstanding $5,500,000 credit facility at Commercial Federal Bank. Pursuant to applicable lending agreements, approximately 80% of the proceeds derived from the sale of lots by the Corporation will be used to reduce the Corporation's outstanding debt at Commercial Federal Bank before funds become available for other corporate uses or distribution to shareholders of the Corporation.

Possible Need for Additional Equity Capital and Additional Borrowing. Although the Corporation believes that following successful completion of this offering, it will have sufficient capital and cash flow from the sale of platted lots to fund its future land development activities, the Corporation's future plans may create a need for additional equity capital raised through public or private securities offerings, or additional borrowing, which may result in higher leverage, or the dilution of then existing holders' investments in shares of the Corporation's capital stock. There can be no assurance that such financing, if required, will be available to the Corporation on favorable terms. Any inability of the Corporation to obtain additional capital or borrowing may adversely affect the Corporation's ability to fully fund its proposed land development activities, and may affect the ongoing viability of the Corporation's existing operations.

Delays and Expenses Associated with the Platting Process. Land entitlement processes, which include numerous meetings with public officials, substantial professional engineering, land surveying and mapping, presentations of alternative land development proposals to accommodate comments and suggested modifications, public notices, neighborhood meetings, public hearings, and final consideration and voting by governing political bodies, typically takes from 18 to 24 months. As of the date of this Offering Circular, the Corporation has only completed approximately 9 months of this estimated time period. During this time period, which can vary substantially, interest will continue to accrue on the Corporation's outstanding debt obligations, which will deplete the Corporation's available cash and may force diversion of its available cash assets away from the future development process and payment of infrastructure costs, causing additional delays in the timing of future lot sales. Furthermore, requirements for construction of subdivision common areas and public improvements, in addition to those presently expected, may further deplete the Corporation's available financial resources. Finally, the Corporation's inability to obtain favorable zoning or other desired land development attributes during the platting process may reduce the ultimate long term value of the Corporation's land holdings.

Shares Available for Future Sale. Upon completion of the offering, the Corporation will have a minimum of 36,323,722 and a maximum of 41,223,722 shares of Common Stock outstanding. In addition, in July of 2000, the Corporation granted options to purchase all or any part of 8,000,000 shares (after stock splits) for an additional aggregate capital contribution of $1,600,000. The Corporation has also issued its Series II and Series III 10% Per Annum Convertible Debentures, convertible into up to 2,340,000 shares of the Corporation's common stock. The future sale of a substantial number of shares of Common Stock at any time, however, or the availability of Common Stock for sale in public or private transactions could adversely affect the market value of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

Controlling Interests. Upon completion of this offering, the Corporation's officers and directors, will own or control at least 47% of the Corporation's outstanding Common Stock and with partial exercise of currently outstanding options to purchase additional shares of Common Stock, will control the election of the Corporation's Board of Directors and take, as a group, unilaterally, other actions as the majority shareholders, which would be binding on all shareholders. See "Interests of Officers, Directors and Others in Certain Transactions."

Dilution. The offering price for the Common Stock being sold in this offering is higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial dilution. The purchasers of the Shares offered by this Offering Circular will incur immediate substantial dilution from their purchase price in the net tangible book value of each share of Common Stock of approximately $.93 per share if 100,000 Shares are sold and $.81 per share if 5,000,000 Shares are sold. The existing shareholders of the Corporation will own or control approximately 99.7% of the Corporation's outstanding shares of capital stock if only 100,000 shares are sold in this offering and approximately 87.8% if 5,000,000 are sold, and will realize an immediate increase in the net tangible book value of their shares of approximately $.003 per share if 100,000 Shares are sold and $.12 per share if 5,000,000 Shares are sold. If the Corporation's future operations are unsuccessful, the investors who purchased the Shares offered by this Offering Circular will bear a disproportionately larger share of the loss. See "Dilution."

The Corporation also has outstanding stock options granted in July of 2000, entitling the holders of such options to purchase an aggregate of 8,000,000 shares (after stock splits) for an aggregate purchase price of $1,600,000, and options granted in December of 2002 to purchase an aggregate of 750,000 shares for an aggregate purchase price of $750,000, and in March of 2004 to purchase 236,000 shares for $236,000. The Corporation has also previously issued its Series II and III 10% Per Annum Convertible Debentures, which are convertible into up to 2,340,000 shares (after stock splits) of the Corporation's common stock. All of the Corporation's Series I 10% Per Annum Convertible Debentures have previously been either converted or fully redeemed. The holders of such options and convertible debentures will have the opportunity to profit from an increase in the market price of the Corporation's capital stock, if any, without assuming the corresponding risk associated with ownership. The Corporation, while such options and convertible debentures are outstanding, may find it more difficult to raise additional equity capital that may be needed for its business operations. To the extent that the per share exercise price of such options, many of which were granted by the Corporation more than three years ago, are less than the net tangible book value of the Corporation's outstanding capital stock at the time such options are exercised, the Corporation's then existing shareholders will experience immediate dilution in the net tangible book value of their investments. Likewise, to the extent that the per share conversion price of the Corporation's outstanding convertible debentures are less than the net tangible book value of the Corporation's outstanding capital stock at the time of such conversion, the Corporation's then existing shareholders will experience immediate dilution in the net tangible book value of their investments.

Possible Future Dilution. The Corporation currently has authorized capital stock of 100,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. Inasmuch as the Corporation may issue authorized but unissued shares of capital stock in the future without shareholder approval, there may be further dilution of the shareholders' interests. The Corporation may sell additional equity securities in a future public offering or private transactions to raise additional capital. In addition, the Corporation, may in the future adopt an incentive compensation plan or issue stock options to its employees, which may also further dilute the interest of potential investors in this offering. In the event that the Corporation may need to seek additional capital at some time for any reason, holders of the Corporation's then outstanding capital stock could suffer additional dilution to their ownership percentages and/or the price per share. Depending on the situation at the time, such dilution could be substantial.

Future Issuance of Preferred Stock. The Corporation currently has authorized 1,000,000 shares of preferred stock, without par value, none of which are currently outstanding. At the present time, the Corporation has no plans to issue any preferred stock. The Corporation's Board of Directors, however, without further action by the holders of Common Stock, may issue additional shares of preferred stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions of such preferred stock. The preferred stock may be issued with voting and conversion rights which could adversely affect the voting power authority of the holders of Common Stock. The issuance of preferred stock, in certain circumstances, may have the effect of delaying, deferring or preventing a change in control of the Corporation without further action by the shareholders, may discourage bids for the Corporation's Common Stock at a premium over the market price of the Common Stock, and therefore may adversely affect the market price, and the voting and other rights of the holders, of the Corporation's Common Stock. See "The Corporation -- Description of Preferred Stock."

Possible Volatility of Stock Price. Prior to this offering there has been no public market for the Corporation's securities and there can be no assurance that any regular trading market will develop or be sustained in the future. Therefore, purchasers of Shares may be unable to resell the securities offered by this Offering Circular at or near their original offering price, or at any price. The market value of the Common Stock could be subject to substantial fluctuations in response to various positive or negative developments in the Corporation's sale of lots, land development plans, financing alternatives, and other events or factors. In recent years, the stock market has experienced extreme price and volume fluctuations. These broad market fluctuations, as well as general economic or political conditions such as recessionary periods, high interest rates or international hostilities, could also adversely affect the market value of the Corporation's Common Stock.

Benefits of the Offering to Existing Shareholders. The successful completion of this offering will benefit the existing holders of Common Stock by increasing the value of Common Stock held by them. In addition, the successful completion of this offering will enable the Corporation to repay a portion of its outstanding indebtedness, a portion of which is owed to existing shareholders of the Corporation, and fund its continued land development activities. See "Use of Proceeds," "Interests of Officers, Directors and Others in Certain Transactions" and "Shares Eligible for Future Sale."

No Dividends and None Anticipated Prior to Completion of the Platting Process. The Corporation has not paid any dividends. In light of its present financial status and the Corporation's expectation that it will use funds derived from sale of platted lots to fund its continued land development activities with respect to the undeveloped 173 acre portion of its land holdings or reduce its outstanding debt obligations, the Corporation does not contemplate or anticipate paying any dividends upon its Common Stock until after completion of the platting process and installation of infrastructure on the 173 acre parcel. Thereafter, dividends are expected to be paid to shareholders from proceeds derived from sales of finished lots and commercial parcels to builders and persons desiring to build homes in the subdivision. See "Dividend Policy."

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

The Corporation is subject to various conflicts of interest arising out of its relationships with its existing shareholders, directors and officers, including conflicts related to the arrangements pursuant to which the officers and directors of the Corporation are compensated by the Corporation. Because the Corporation was organized by, and will be operated by, its present directors and officers, these conflicts will not be resolved through arm's length negotiations, but through the exercise of their judgment consistent with their fiduciary responsibility to the Corporation and its shareholders.

Fiduciary Duties of Officers and Directors. The officers and directors of a Colorado corporation are accountable to the Corporation as fiduciaries and, consequently, are required to exercise good faith and integrity in all dealings with respect to Corporation's affairs. The rights and remedies of shareholders in the event of breaches by officers and directors of their fiduciary duties is a rapidly developing and changing area of the law, and potential investors who have questions concerning the duties of the Corporation's officers and directors should consult with their own legal counsel. The Corporation's Articles of Incorporation provide liability protection for the officers and directors of the Corporation to the maximum extent permitted by the Colorado Business Corporation Act.

Compensation Agreements. David M. Summers has served as President of the Corporation since January 9, 2002. Although Mr. Summers is not presently compensated as an employee of the Corporation for his services as President, the Corporation has retained him to provide services to the Corporation, which are billed to the Corporation at Mr. Summers' customary rates for legal services of $185.00 per hour. In this regard, the Corporation has previously waived all actual and potential conflicts of interest which may arise due to the fact that Mr. Summers is a director, officer and substantial shareholder of the Corporation. Directors of the Corporation have received 15,000 shares of the Corporation's common stock per year to compensate them for their services as directors. This level of compensation is expected to continue in future years.

Receipt of Compensation by Officers and Directors. None of the fees, compensation or expense reimbursements expected to be paid to the officers and directors of the Corporation were determined by arm's length negotiations and, therefore, the setting of such fees, compensation and expense reimbursement allowances have already presented conflicts of interest and will present similar conflicts of interest in the future.

Other Business Interests and Obligations. Each officer and director presently has other business interests to which he or she devotes some attention.

Investment Opportunities. Conflicts of interest will exist to the extent the officers and directors engage, either individually or on behalf of others, in other business activities. In light of their fiduciary duties to the Corporation, however, the current officers and directors expect to present to the Corporation any investment opportunities that may come to their attention, where such investment and business opportunities are within the investment objectives and business activities of the Corporation.

Legal Representation. In connection with this offering, David M. Summers, Esq. has represented the Corporation with respect to business and securities law matters and in so doing has considered primarily the interests of its existing shareholders and directors, which includes himself. As of the date of the offering, David M. Summers, Esq. owns or has effective voting control of approximately 42% of the Corporation's outstanding capital stock. The potential investors in this offering have not had independent representation, and the terms of this offering are not necessarily those that would have resulted from arm's length negotiations. The Corporation has previously waived all actual and potential conflicts of interest which may arise due to the fact that Mr. Summers is a director, officer and substantial shareholder of the Corporation.

TERMS OF THE OFFERING

Minimum and Maximum Offering. The Corporation is offering a minimum of 100,000 and a maximum of 5,000,000 shares of its Common Stock at $1.00 per share. No subscription will be accepted for less than 5,000 shares ($5,000 minimum investment). The Corporation expects to receive gross proceeds of at least $100,000 and as much as $5,000,000 from this offering. The Shares will be offered and sold by the Corporation's existing officers and directors, who will receive no commissions or transaction based compensation in connection with this offering.

Subscription Period. The subscription period during which the Shares will be offered will terminate as soon as 5,000,000 Shares have been sold, or such earlier date as the Corporation may determine in its sole discretion.

Subscription Procedures. Subject to approval by the Corporation, each person or entity who subscribes to purchase Shares shall deliver (a) a check payable to Lakeview Development Corporation Escrow Account in an amount equal to $1.00 multiplied by the number of shares being purchased (minimum $5,000), and (b) a properly completed Subscription Agreement .

Subscription payments will be deposited in a segregated account in the name of the Corporation at Centennial Bank of the West located at 4650 Royal Vista Circle, Fort Collins, Colorado 80528, and held until such time as subscriptions for at least 100,000 Shares have been accepted by the Corporation. At such time, as determined by the Corporation, in its sole discretion, the subscription payments will be drawn for the purpose of making contributions to the Corporation in exchange for Shares purchased in accordance with the terms and conditions of the offering described in this Offering Circular.

If subscriptions for at least 100,000 Shares are not accepted by the Corporation before termination of the subscription period, all subscription payments received by the Corporation will be returned to prospective investors, without interest or deduction for expenses incurred by the Corporation in connection with this offering. A copy of the Subscription Agreement is included in the subscription document pocket at the end of this Offering Circular.

Plan of Distribution. The Shares will be offered and sold by the officers and directors of the Corporation. No reimbursement of selling expenses, no commissions and no other compensation will be paid by the Corporation with respect to sales of the Shares made to investors.

USE OF PROCEEDS

The costs of the offering including legal and accounting fees (estimated to be approximately $50,000) have been paid by the Corporation.

The net proceeds expected to be derived from this offering are not currently allocated for specific purposes. The Corporation expects to use the proceeds from this offering to fund ongoing interest expenses, pay additional land development costs, and reduce the outstanding debt of the Corporation, thereby reducing the Corporation's overall interest expense. Remaining available proceeds will be used to provide additional working capital for the Corporation's continuing land development activities and for general corporate purposes.

The foregoing represents the Corporation's best estimate of its general allocation of the net proceeds of the offering based upon the current state of its business operations, its current plans, and current economic and industry conditions, and is subject to a reapportionment of proceeds among the categories listed above or to new categories. Actual expenses incurred cannot be predicted with any degree of certainty, especially in view of the minimum and maximum amounts of Common Stock which may be sold in this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Limited Operations."

Until used, the Corporation intends to invest the surplus net proceeds from the offering in short-term interest bearing money market accounts, certificates of deposit or direct or guaranteed obligations of the United States of America.

DIVIDEND POLICY

The Corporation expects that it will retain all available earnings generated by its operations, expected to consist primarily of lot sales to homebuilders or individuals, to fund its land development activities, including future infrastructure costs. Accordingly, the Corporation does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. After completion of the Corporation's land development activities on the Property , however, net proceeds from the sale of lots and commercial parcels are expected to be distributed to shareholders in the form of periodic dividends. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Corporation and will depend on a number of factors, including the future earnings, capital requirements, financial condition and business prospects of the Corporation, and such other factors as the Board of Directors may deem relevant. See "Risk Factors -- No Dividends and None Anticipated Prior to Completion of the Platting Process."

DILUTION

As of March 31, 2004, the Corporation had a net tangible book value (book value of total tangible assets less total liabilities) of $2,696,711 or approximately $.074 per share of capital stock outstanding on March 31, 2004. Without taking into account any other changes in the net tangible book value of the Corporation after March 31, 2004, except for the sale by the Corporation of the minimum or maximum number of Shares offered by this Offering Circular at $1.00 per share and the receipt and application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Corporation at March 31, 2004 if the minimum amount offered were sold would have been $2,796,711, or approximately $.077 per share, which would represent an immediate increase in the pro forma net tangible book value of only approximately $.003 per share of capital stock to shareholders as of March 31, 2004 and an immediate dilution of $.93 per share to new investors. If the maximum amount offered were sold, however, the pro forma net tangible book value of the Corporation at March 31, 2004 would have been $7,696,711, or approximately $.19 per share of capital stock as of March 31, 2004, which would represent an immediate increase in the pro forma net tangible book value of approximately $.12 per share of capital stock to shareholders as of March 31, 2004 and an immediate dilution of $.81 per share to new investors. The following table illustrates such dilution:

Minimum Offering (100,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .003		
Pro forma net tangible book value after offering		$ .07	
Dilution of net tangible book value to new investors (2)			$ .93

Maximum Offering (5,000,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .12		
Pro forma net tangible book value after offering		$ .19	
Dilution of net tangible book value to new investors (2)			$ .81

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(1) Represents the $1.00 offering price per Share, before deducting offering expenses payable by the Corporation.

(2) The preceding tables do not include dilution created by the possible exercise of all or a portion of outstanding options, granted in July of 2000, to purchase 8,000,000 shares (after stock splits) for $1,600,000, outstanding options granted in December of 2002 to purchase 750,000 shares for $750,000, or outstanding options granted in March of 2004 to purchase 236,000 shares for $236,000. The proceeding tables also do not include dilution which may be created if the Corporation's outstanding Series II and III 10% Per Annum Convertible Debentures are converted into up to 2,340,000 shares (after stock splits) of the Corporation's common stock.

The tables below summarize, as of the date of this Offering Circular, the differences between existing shareholder and investors in this offering with respect to the number and percentage of shares of Common Stock purchased from the Corporation, the amount and percentage of consideration paid and the average price paid per share, before deduction of offering expenses, at the minimum and maximum amounts raised by this offering:

Minimum Offering (100,000 shares)

	Shares Owned		Consideration		
	Number	Percent	Amount	Percent	Price Per Share
Current Shareholders	36,223,722	99.72%	$ 3,856,751	97.47%	$ 0.11
New Investors	100,000	.28%	$ 100,000	2.53%	$ 1.00
Total	36,323,722	100%	$ 3,956,751	100%	

Maximum Offering (5,000,000 shares)

	Shares Owned		Consideration		
	Number	Percent	Amount	Percent	Price Per Share
Current Shareholders	36,223,722	87.80%	$3,856,751	43.55%	$ 0.11
New Investors	5,000,000	12.20%	$5,000,000	56.45%	$ 1.00
Total	41,223,722	100%	$8,856,751	100.0%	

The preceding tables exclude 8,000,000 shares (after stock splits) of common stock reserved for issuance upon the exercise of outstanding options, granted in July of 2000, to purchase such shares for additional consideration of $1,600,000, and exclude 750,000 shares of common stock reserved for issuance upon the exercise of outstanding options granted in December of 2002 to purchase such shares for additional consideration of $750,000, and 236,000 shares of common stock reserved for issuance upon the exercise of outstanding options granted in March of 2004 to purchase such shares for additional consideration of $236,000. The preceding tables also exclude 2,340,000 shares (after stock splits) of common stock reserved for issuance upon the conversion of the Corporation's outstanding Series II and Series III 10% Per Annum Convertible Debentures.

CAPITALIZATION

The following tables set forth the capitalization of the Corporation (a) as of March 31, 2004 and (b) pro forma as adjusted as of March 31, 2004 to reflect the sale of the 100,000 minimum and 5,000,000 maximum Shares offered by the Corporation by this Offering Circular at $1.00 per share, and the application of the estimated net proceeds therefrom.

Minimum Offering (100,000 Shares)

	March 31, 2004	
	Actual	Pro Forma As Adjusted(1)
Short-term obligations	$ 74,705	$ 74,705
Long-term obligations	$7,954,925	$7,954,925
Stockholder's equity:		
Common Stock, without par value: 100,000,000 shares authorized, 36,223,722 shares issued and outstanding; 36,323,722 shares issued and outstanding pro forma as adjusted (2)	$3,856,751	$3,856,751
Retained Earnings	(1,014,531)	(1,014,531)
Net Income	(266,051)	(266,051)
Additional paid-in capital		100,000
Total stockholder's equity	$ 2,576,169	$ 2,676,159
Total capitalization (excluding short-term obligations)	$ 2,501,464	$ 2,601,464

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(1) Adjusted to give effect to the sale of the Shares offered by this Offering Circular, at an offering price of $1.00 per share, and the application of the estimated net proceeds of the offering. See "Use of Proceeds."

(2) As of the date of this Offering Circular, the Corporation has 36,223,722 shares of Common Stock issued and outstanding. The amounts set forth above do not include 8,000,000 shares (after stock splits) reserved for issuance upon the exercise of outstanding options granted in July of 2000, an additional 750,000 shares reserved for issuance upon the exercise of outstanding options granted in December of 2002, an additional 236,000 shares reserved for issuance upon the exercise of outstanding options granted in March of 2004 , or 2,340,000 shares (after stock splits) reserved for issuance upon conversion of the Corporation's outstanding convertible debentures.

Maximum Offering (5,000,000 Shares)

	March 31, 2004	
	Actual	Pro Forma As Adjusted(1)
Short-term obligations	$ 74,705	$ 74,705
Long-term obligations	$7,954,925	$7,954,925
Stockholder's equity:		
Common Stock, without par value: 100,000,000 shares authorized, 36,223,722 shares issued and outstanding; 41,223,722 shares issued and outstanding pro forma as adjusted (2)	$3,856,751	$3,856,751
Retained Earnings	(1,014,531)	(1,014,531)
Net Income	(266,051)	(266,051)
Additional paid-in capital		5,000,000
Total stockholder's equity	$ 2,576,169	$ 7,576,169
Total capitalization (excluding short-term obligations)	$ 2,501,464	$ 7,501,464

(1) Adjusted to give effect to the sale of the Shares offered by this Offering Circular, at an offering price of $1.00 per share, and the application of the estimated net proceeds of the offering. See "Use of Proceeds."

(2) As of the date of this Offering Circular, the Corporation has 36,223,722 shares of Common Stock issued and outstanding. The amounts set forth above do not include 8,000,000 shares (after stock splits) reserved for issuance upon the exercise of outstanding options granted in July of 2000, an additional 750 shares reserved for issuance upon the exercise of outstanding options granted in December of 2002, an additional 236,000 shares reserved for issuance upon the exercise of outstanding options granted in March of 2004, or 2,340,000 shares (after stock splits) reserved for issuance upon conversion of the Corporation's outstanding convertible debentures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF LIMITED OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Corporation's Financial Statements and related Notes, included in this Offering Circular. This Offering Circular, contains, in addition to historical information, forward-looking statements and estimates that involve risks and uncertainties. The Corporation's actual operating results could differ materially from the results discussed in the forward-looking statements and estimates. See "Risk Factors" for more information related to the risks faced by the Corporation. Factors that could cause or contribute to such differences include, but are not limited to:

The amount of proceeds derived from this offering
General economic conditions
Economic conditions in the local real estate market
Interest rate changes
The Corporation's ability to compete in the local housing market
Governmental and environmental regulations and requirements

General. Lakeview Development Corporation is a residential real estate development company, with its corporate offices located in Englewood, Colorado. The Corporation intends to master plan and develop a residential golf course and lakefront community in Loveland, Colorado. The Corporation owns a parcel of real estate (the "Property") consisting of approximately 188 acres located on and near the lakefront of Boyd Lake Reservoir, in Loveland, Colorado.

Revenues. The Corporation derives its revenues primarily from the sale of platted residential lots on the Property. The Corporation has engaged various independent contractors to assist with its land development activities. The land development process involves platting, grading and installation of roads and utilities. The Corporation then sells its "building permit" ready lots and commercial parcels to builders. Revenues are recognized when lots are sold. Other revenues are derived from interest earned on the Corporation's cash reserves and rental income derived from rent of a portion of its leased space utilized for its corporate headquarters.

During the period from January 1, 2004 through March 31, 2004, the Corporation's revenues were $7,591, consisting of rental income of $7,450, interest income of $41 and other income of $100. During 2003, the Corporation's revenues were $40,777, consisting of a gain on the sale of a structure acquired in conjunction with its land purchase in the amount of $8,594, interest income of $2,212 and rental income of $29,799. Total revenues for the year ending December 31, 2002 were $692,893, consisting of $545,000 from the sale of residential lots, rental income of $17,383, interest income of $1,053, debt reduction income of $127,132, and other income of 2,325.

It should be noted that although revenues and income can be comparable from year to year, they can be difficult to compare on an interim or short-term basis. This is due to the relatively large revenue and profit impact that can result from sales of lots in any particular period. At this stage of the Corporation's business operations, its development expenditures for platting, grading and improving its 173 acre parcel exceed the income generated from the sale of finished lots in the 15 acre parcel.

Costs and Expenses. The Corporation's costs and expenses fall into four categories: Land Development Costs, Selling Costs, Holding Costs and General and Administrative Expenses.

Land Development costs consist of payments made to independent contractors who provide services ranging from street paving and operation of heavy dirt moving equipment, to professionals, such as land planners, landscape architects, surveyors and engineers, who provide services required for the platting processes, including engineering, surveying, soil testing, site planning and project development management. Because the Corporation is in its land development phase, land development costs comprise its largest expense. Land development costs for the three month period ending March 31, 2004 were $440,624. Land development costs for the period ending December 31, 2003 were $1,998,772, as compared to $432,450 in 2002. Land development costs have increased during the past several years as additional funding for development of the Property have become available, fostered by increased willingness of banks and investors to fund development of the Property due to successful progression of various phases of the development process and the perceived increased in the overall value of the Property.

In accordance with generally accepted accounting principles (GAAP), the Corporation capitalizes the direct costs and certain indirect costs related to its land acquisition, land development, and resale activities. These capitalized project costs are recovered through the costs of revenues upon the sale of developed lots. Total capitalized Land Development Costs were $2,871,846 at March 31, 2004, $2,431,222 at December 1, 2003 and $1,365,419 at December 31, 2002.

Selling Costs include advertising, closing fees and real estate commissions when lots are sold. Historically, these costs have been less than 10% of the net proceeds derived from the sale. Cost of sales during 2002 were $52,513, representing approximately 9.6% of the revenues derived from the sales.

Holding Costs include interest expenses and real estate taxes. The Corporation has financed a significant portion of its land development activities, which results in substantial interest expense. Recent drops in market interest rates caused by the downturn in the overall economy, coupled with progress towards development of the Property, has enabled the Corporation to refinance a substantial portion of its outstanding debt obligations. The Corporation's bank debt of approximately $5,600,000 currently accrues interest at the prime rate, plus 1%, with a floor rate of 5.75% The Corporation's total interest expense for the three month period ending March 1, 2004 was $127,055. The Corporation's interest expense for the year ending December 31, 200 was $467,386, as compared to $499,386 in 2002. Proceeds derived from this offering are expected to reduce the Corporation's outstanding debt, thereby reducing its interest expense.

Real estate taxes on the Property increase from year to year on a consistent basis, as the assessed valuation increases due to the Corporation's ongoing land development activities and general increases in local real estate values. Real estate taxes on the Corporation's Property were $87,951 for 2003, as compared to $90,758 for 2002, and $66,262 for 2001. The increase in real estate taxes from 2001 to 2002 was primarily due to increased assessed valuation of the Corporation's residential lots for sale in the 15 acre parcel when they became "building permit ready." The decrease in real estate taxes from 2002 to 2003 was primarily due to sale of lots in the 15 acre parcel. The real estate taxes on the Corporation's undeveloped vacant land remained relatively constant during these periods.

Costs of sales and holding costs are greatly impacted by the fact that the Corporation is in late stages of development of its 15 acre parcel and early stages of development of its additional 173 acre parcel. Land development projects in early stages of development are heavily laden with start-up costs, including interest costs associated with carrying the land and initial costs of professional fees incurred in the lengthy and cumbersome platting process. As development activities progress, the start-up costs are replaced with substantial costs of installing roads and utilities. At later stages in development, land development generally becomes increasingly profitable because much of the associated debt has been repaid, resulting in lowered carrying costs, and the costs to complete remaining infrastructure usually are not as high as during earlier phases. At the later stages of development, income generally increases substantially as the lots are sold to builders and home owners. Management expects that the Corporation's costs and income will follow these general trends.

General and Administrative Expenses, include professional services, such as accounting and legal, liability and casualty insurance, office expenses, and various types of miscellaneous expenses. Professional fees represent the largest component of general and administrative expense, and are expected to increase as the Corporation continues its land development activities. The Corporation incurs professional engineering, land planning and landscaping architectural fees. The Corporation also incurs legal fees for general corporate legal work, such as documenting corporate actions and supervision of share issuance, general contract work, such as negotiating contracts with suppliers, governmental agencies and builders purchasing lots, and land development activities, such as attending meetings with governmental representatives and obtaining permits and performance bonds. In addition, professional fees include fees charged by the Corporation's accountants and auditors to maintain the Corporation's financial records and prepare its tax returns. Professional fees during the three month period ending March 31, 2004 were $118,505.

Professional fees for the one year period ending December 31, 2003 were $356,559, as compared to $173,046 in 2002. The Corporation also incurs various other general and administrative expenses in connection with its business operations such as directors fees (paid solely in form of stock, for services rendered in connection with management of the Corporation's business affairs), depreciation, advertising, office rent, amortization, meals and entertainment expenses, dues and subscriptions, postage and telephone expense. Total general and administrative expenses, including related general legal and accounting fees, were $295,586, during the three month period ending March 31, 2004. They totaled $275,932 for the year ended December 31, 2003, as compared with $281,027 for 2002. The increases in general and administrative expenses during recent years was primarily driven by increased business activity associated with the Corporation's land development activities. The substantial increase in general and administrative expenses during the first quarter of 2004, however, resulted primarily from allowed bonus depreciation in the amount of $165,906 taken by the Corporation in connection with the purchase of new excavating equipment.

Net Income from Operations. It is not unusual for land development companies to operate at a net loss during early stages of development, when the company typically spends large sums of money improving land for sale at a future date. For the three month period ending March 31, 2004, net income was ($341,051). Net income from operations was ($358,824)for the year ended December 31, 2003, and $(454,199) for the year ended December 31, 2002. The decrease in net income during the first quarter of 2004 is directly attributable to increased expenditures by the Corporation to improve the lakefront portion of the Property and continue to develop its 173 acre parcel. Although the Corporation expects to derive substantial income from the sale of its "building permit ready" lots in its 15 acre parcel, because of the large capital investment required in connection with the platting and land development process for its 173 acre parcel, coupled with the interest carrying costs associated with its investment in land, the Corporation is not expected to have net income until completion of that platting and development process, after which time, net income is expected to be substantial, as the Corporation sells its platted lots.

Liquidity and Capital Resources. The Corporation expects that its anticipated liquidity and capital requirements during the next year will be satisfied through the application of net proceeds from this offering, through sales of additional finished lots on the 15 acre parcel, refinancing all or a portion of its existing debt, establishing additional lines of credit, or through possible additional advances from its existing shareholders. As of March 31, 2004, the Corporation had approximately $356,000 in cash available to fund its business activities in the short term. Additional lines of credit totaling $25,000 are also available to fund short term cash requirements, and the Corporation obtains a wide variety of goods and services from vendors on open account. The Corporation believes that these sources will be sufficient to meet its anticipated immediate short term needs during the next six months, although additional funding from one or more of these sources will be required to continue the Corporation's land development activities at their present pace, and ultimately to complete the land development process for the Property. Funding from this offering is expected to accelerate many aspects of the future development of the Property. See "Risk Factors."

Corporate Office. The Corporation shares office space in the One DTC Office Building with the Law Office of David M. Summers, in Englewood, Colorado, which the Corporation's management believes will be sufficient for the administrative portion of its anticipated business activities of the Corporation for the foreseeable future.

THE CORPORATION

Authorized Capital. The Corporation was incorporated as a Colorado corporation on November 9, 1999. The Corporation has authorized capital of 101,000,000 shares of capital stock, with 100,000,000 designated as common stock, without par value and 1,000,000 shares designated as preferred stock, without par value. As of the commencement date of this offering, the Corporation had 36,223,722 shares of its common stock issued and outstanding. No shares of preferred stock have been issued by the Corporation.

Outstanding Options. The Corporation has previously granted options to purchase an aggregate of 8,000,000 shares (after stock splits) of its Common Stock for an aggregate capital contribution of $1,600,000, and additional options to purchase an aggregate of 986,000 shares of its Common Stock for an aggregate capital contribution of $986,000.

Outstanding Convertible Debentures. The Corporation has $570,000 of its Series II 10% Per Annum Convertible Debentures presently outstanding. The Series II Debentures pay interest monthly at the rate of 10% per annum, and are convertible at, or at any time prior to their maturity into shares of the Corporation's common stock at the rate of four shares of common stock (after stock splits) per each outstanding $1.00 in principal amount of such debenture. The Corporation also has $60,000 of its Series III 10% Per Annum Convertible Debentures outstanding. The Series III Debentures pay interest quarterly at the rate of 10% per annum, and are convertible at, or at any time prior to their maturity into shares of the Corporation's common stock at the rate of one share of common stock per each outstanding $1.00 in principal amount of such debenture.

Outstanding Lot Purchase Options. In appreciation for the dedicated efforts of its two founding shareholders, in July of 2000, the Corporation granted each of them an option to purchase up to two lots each, of their choice, at $10,000 per lot, to be located on the 173 undeveloped portion of the Property, provided that only one of such lots purchased by each of them could be located on the lakefront portion of the Property immediately adjacent to Boyd Lake.

Stock Splits On December 31, 2001, the Corporation effected a two-for-one stock split. Then, on June 28, 2002, the Corporation effected another two-for-one stock split. Except as may be specifically indicated otherwise, the disclosures contained in this Offering Circular concerning the number of authorized shares, shares outstanding, options outstanding, option exercise prices, debenture conversion rates and estimated values per share have been adjusted to reflect these stock splits.

Securities Law Exemptions. None of the Corporation's existing securities were registered under the Securities Act of 1933, in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering and similar state securities law exemptions.

Description of Common Stock. All holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of the shareholders. In any election of directors, no cumulative voting is permitted. Each share will be entitled to one vote and the holders of a majority of the shares voting at the meeting will be able to elect all of the directors if they choose to do so and, in such event, the other remaining shareholders will not be able to elect any directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for such purposes. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Corporation, the holders of Common Stock are entitled to share pro rata in all assets remaining after the payment of liabilities then outstanding and payments due to any shareholders owning shares of the Corporation's preferred stock. The Common Stock has no preemptive or conversion rights, or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock to be outstanding upon the conclusion of this offering has been duly authorized and when issued will be validly issued, fully paid and non-assessable.

Description of Preferred Stock. At the present time, no shares of preferred stock have been issued by the Corporation. The Corporation's Board of Directors has the authority to determine the designation and number of shares constituting each series of preferred stock, the rights, preferences, privileges and restrictions, the conversion rights, voting rights, the right to receive dividends, the right to assets upon any liquidation and other relative benefits, restrictions, and limitations on any series of preferred stock without further shareholder approval. The Board may, by resolution, determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series. The Corporation's Board of Directors may, in the same manner, increase or decrease the number of shares of any such preferred series, but not below the number of shares of that series then outstanding.

The ability of the Corporation's Board of Directors to authorize the issuance of preferred stock without further shareholder approval provides it with flexibility to meet changing market conditions and to take advantage of financial or business opportunities that may arise. The issuance of preferred stock may be used, among other things, to raise capital or facilitate additional favorable borrowing. The Corporation has no plans involving issuance of preferred stock at this time. The existence of authorized preferred stock could also preclude or discourage a tender offer or other takeover attempt. Issuance of the preferred stock by the Corporation's Board of Directors, with appropriate voting rights, may also impact on the tenure of the current Board of Directors, as holders of the preferred stock could utilize their voting rights, if any, to keep the present Board of Directors and management in place. Removal of members of the Board of Directors and/or management could become more difficult, for example, by a private placement of preferred stock with any person or entity aligned with the current Board of Directors. As a result, shareholders may have more limited participation in certain transactions, including mergers or tender offers, whether or not such transactions are favored by incumbent management. The Board of Directors may therefore be able to successfully fend off a hostile takeover attempt, even though many shareholders might wish to participate.

The provisions of a particular series of preferred stock, as designated by the Corporation's Board of Directors, may include restrictions on the Corporation's ability to pay dividends on the Common Stock at a time when all dividends and other amounts payable on, or in respect of, such series of preferred Stock have not been paid. Such provisions may also include restrictions on the ability of the Corporation to repurchase shares of Common Stock or to purchase or redeem shares of a particular series of preferred stock if there exists an arrearage in dividends or sinking fund installments with respect to any other series of preferred stock. In addition, if preferred stock is issued as a convertible securities which are converted into shares of Common Stock, the holders of Common Stock could experience dilution.

Voting Requirements. The Corporation's Articles of Incorporation require approval of the holders of two-thirds (2/3) of all shares entitled to vote for mergers, consolidations, sales of substantially all of the Corporation's assets outside the ordinary course of business, dissolutions, and amendments to the Corporation's Articles of Incorporation, while ordinary corporation actions require approval by only a majority of the shares entitled to vote. The Corporation's Bylaws may be amended by the approval of a majority of the members of its Board of Directors.

Dividends. Shareholders are entitled to dividends when and as declared by the Corporation's Board of Directors from funds which are legally available. Upon liquidation, each shareholder of the Corporation will share in any distribution of assets in proportion to the number of Shares owned by such shareholder. Shares of Common Stock are not redeemable, do not have conversion rights and are not liable for further assessments or calls. The Corporation does not presently contemplate that any dividends will be declared by the Corporation in the near future, because the Corporation's investment objective at this point is to use available funds to fund further development of the Property or reduce its outstanding debt. The Corporation has no obligation, and does not intend, to repurchase any Shares from any of its shareholders.

Articles and Bylaws. Copies of the Corporation's Articles of Incorporation and Bylaws are available upon request from the Corporation.

Financial Statements. The Corporation's unaudited financial statements, prepared by the Corporation's management, for the period ending March 31, 2004, together with the Corporation's audited financial statements for the periods ending December 31, 2003 and December 31, 2002, are included in this Offering Circular.

Limitation of Director and Officer Liability. Colorado law provides, generally, that the Corporation may indemnify directors, officers, employees, fiduciaries, and agents against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with any proceeding (other than any action by or in the right of the Corporation) if the person acted in good faith and in a manner which the person reasonably believed to be in the best interests of the Corporation, and, in the case of a criminal proceeding, if the person had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in the case of any threatened, pending or completed action by or in the right of the Corporation for the person's expenses actually and reasonably incurred in the defense of the action provided the person acted in good faith in a manner the person believed to be in the best interests of the Corporation and its shareholders. Court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to the Corporation, or for amounts paid in settlement. If the person is successful on the merits in the defense of either type of proceeding, then the Corporation must indemnify the person against expenses actually and reasonably incurred in the defense. There are certain procedural steps which are prerequisite to any indemnification. These provisions apply only to monetary damages and are not intended to impair the rights of parties suing derivatively to seek equitable remedies (such as actions to enjoin or rescind a transaction involving a breach of the directors' duty of care or loyalty). There is no assurance, however, that equitable remedies will always be available or practical in particular cases. Moreover, the provisions may not apply to directors' responsibilities and potential liability for monetary damages or other relief under other laws, including the federal securities laws, except to the extent that such liability is based upon a breach of the directors' duties to the Corporation under applicable corporate law.

In addition, the Articles of Incorporation and Bylaws of the Corporation eliminate the liability of directors of the Corporation for monetary damages to the fullest extent permitted by Colorado law. Such provisions may have the effect of reducing the likelihood of derivative action against directors and may discourage or deter shareholders from bringing lawsuits against directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit the Corporation and its shareholders. Moreover, to the extent that director liability could otherwise be established, the limitation of liability of directors may be at the expense of shareholders' or the Corporation's potential right of recovery.

Officers and Directors. The officers and directors of the Corporation are:

Name	Age	Office
David M. Summers	46	President, Treasurer & Director
Victor A. Palli	35	Senior Vice President & Director
Robert C. Moore	47	Secretary & Director
Robert Mekelburg	68	Director
Karen Wilson-Johnson	48	Director

Each of the directors listed above will serve until their successors are duly elected and qualified at the next annual meeting of shareholders. There is no family relationship between any of the directors of the Corporation. The following descriptions set forth a brief account of the business experience of each of the officers and directors of the Corporation:

David M. Summers - President, Treasurer and Director. David M. Summers has served as an Officer and a Director of the Corporation since its formation in November of 1999. Mr. Summers served as Senior Vice President and Secretary of the Corporation until January 9, 2002. He assumed the duties of Treasurer in March of 2001. On January 9, 2002, Mr. Summers was elected as President of the Corporation. Mr. Summers graduated with highest honors from the University of Notre Dame in 1980. Thereafter, he attended Cornell Law School, where he was a Senior Editor of the Cornell Law Review, and graduated in 1983. Mr. Summers moved to Denver, Colorado and obtained his license to practice law. From July of 1983 until October of 1987, he worked for the law firm of Sherman & Howard in Denver, Colorado as an Associate in the Business Department, where he practiced securities, business and corporate law. After completing several months of extensive travel, Mr. Summers opened his law office as a sole practitioner in January of 1988. Since that time, Mr. Summers has concentrated his law practice in the areas of merger and acquisition negotiation, securities law compliance, general corporate representation and contractual documentation. Mr. Summers is a member of the Colorado and American Bar Associations.

Victor A. Palli - Senior Vice President and Director. Victor A. Palli serves as Senior Vice President and a Director of the Corporation. Mr. Palli is President and Chief Executive Officer of SAMRUN Technologies, Inc., a software design and implementation firm headquartered in Lakewood, Colorado, with affiliated offices in several cities in India. Mr. Palli began his distinguished career in computer software design and development in 1987 as a partner of Computer Associates, a software development company located in India. In 1990, Mr. Palli obtained a Bachelor of Engineering degree in Computer Science and Systems Engineering from Andhra University in India. Mr. Palli immigrated to the United States in 1991 and became a United States citizen in February of 2002. From 1991 until 1992, Mr. Palli worked as a systems analyst for Integrated Support Systems, Inc., located in Clemson, South Carolina. From 1992 to 1993, Mr. Palli continued his career as a systems analyst for Pencom Software, Inc. working at IBM in Austin, Texas. From 1993 to 1994, Mr. Palli was Senior Programmer Analyst for C&T Consulting, working at Motorola, and later at On-Demand Technologies, both located in Austin, Texas. In the Spring of 1994, Mr. Palli moved to Colorado to accept a Senior Programmer Analyst position at Princeton Information, Ltd., working at Coors Brewing Company in Golden, Colorado. From 1994 until 1997, Mr. Palli continued his association with Princeton Information, Ltd., working on projects for U.S. West Communications in Denver, Colorado. In 1997, Mr. Palli became the Chief Systems Architect for U.S. West Communications, a position which he held until 1998, when he established

SAMRUN Technologies, Inc. to offer specialized expertise in the design and deployment of large software applications.

Robert C. Moore - Secretary and Director. Dr. Robert C. Moore serves as Secretary and a Director of the Corporation. Dr. Moore is a native of Denver, Colorado and attended Colorado State University, earning a Bachelor of Science degree in Microbiology in 1978 and a Doctorate in Veterinary Medicine in 1983. After his graduation in 1983, Dr. Moore joined the Peace Corps and volunteered his services in the Kingdom of Tonga in the South Pacific. Thereafter, he returned to Denver and practiced veterinary medicine at Belcaro Animal Hospital. Dr. Moore operated a veterinary relief service from 1989 through 1992, which allowed him to complete a 15 month assignment as Chief Veterinarian at the Bahamas Humane Society in Nassau, Bahamas. In 1993, Dr. Moore established his own veterinary practice and conducted his business under the name Cherry Creek Valley Animal Clinic, P.C. in Aurora, Colorado, until June of 2001. At that time, Dr. Moore joined Evans East Animal Hospital, where he continues his veterinary medicine practice. Dr. Moore is a member of the American Veterinary Medical Association.

Robert C. Mekelburg - Director. Robert C. Mekelburg serves a Director of the Corporation. Mr. Mekelburg retired as the Chief Executive Officer of Agland, Incorporated, a large multi-divisional agricultural coop based in Eaton, Colorado. Mr. Mekelburg still provides periodic consulting services to Agland, Incorporated. During his tenure at Agland before his retirement, Agland, Incorporated employed approximately 250 employees and had sales in excess of $70 million. Agland, Incorporated continues to rank as one of the top privately held companies in Colorado. While previously serving Chief Executive Officer of Agland, Incorporated, Mr. Mekelburg also served as Chairman of the Board for the Colorado Cooperative Counsel, headquartered in Englewood, Colorado. Mr. Mekelburg earned a Bachelor of Arts degree in 1962 and a Master of Business Administration degree in 1972, both from the University of Northern Colorado. Mr. Mekelburg began his career with Rockwell International, located in Downey, California in 1965, as a purchasing supervisor working on the Apollo Spacecraft program. In 1969, Mr. Mekelburg accepted the position of Contracts Manager for Honeywell's Test Instruments Division in Denver, Colorado. Following a desire to return to his agricultural heritage, from 1981 through 1986, Mr. Mekelburg served as Chief Financial Officer for Farr Farms Company, a large cattle feeding enterprise located in Greeley, Colorado.

Karen Wilson-Johnson - Director. Karen Wilson-Johnson serves as a Director of the Corporation. Mrs. Wilson-Johnson is a third-generation native of Colorado and is co-owner of A-1 Organics, Colorado's largest commercial organic recycling operation. Mrs. Wilson-Johnson, together with her husband, owns Wilson Johnson Creative, Inc., a marketing design firm established in 1982. Mrs. Wilson-Johnson is a commercial photographer who also supervises writing and administrative matters for her firm. Mrs. Wilson-Johnson obtained a Bachelor of Science degree from the University of Northern Colorado in 1977 and studied commercial photography at Orange Coast College in Costa Mesa, California from 1978 to 1980. Mrs. Wilson-Johnson served on the Strategic Planning and Budgeting Counsel for the Jefferson County School District from 1998 to 2000, and continues to be active in her local community, where she currently serves on the Board of Business Management for the Lutheran Church of the Master, in Lakewood, Colorado.

Officer and Director Compensation. The Corporation reimburses its directors for all expenses incurred by them in their capacities as directors of the Corporation. In addition, members of the Board of Directors are compensated for their services through the issuance shares of Common Stock of the Corporation, valued at $1.00 per share, in lieu of cash compensation, at the rate of 15,000 shares per director per year. All officers of the Corporation are also directors of the Corporation, and they are not separately compensated for their services as officers. The chart on the following page illustrates such compensation.

Name of individual or identity of group	Capacity in which Remuneration was received	Aggregate Annual Remuneration
David M. Summers	Director	$ 15,000 (in Shares only)
Victor A. Palli	Director	$ 15,000 (in Shares only)
Dr. Robert C. Moore	Director	$ 15,000 (in Shares only)
Robert C. Mekelburg	Director	$ 15,000 (in Shares only)
Karen Wilson-Johnson	Director	$ 15,000 (in Shares only)

Ownership and Voting Control by Current Directors. The following table sets forth the name, the total number of shares of the Corporation owed by such director and the percentage which those shares represent of the total number of shares of the Corporation currently outstanding before the offering, after sale of the minimum number of shares offered, and after sale of the maximum number of shares offered.

		Percent Owned		
Name	Number of Shares	Before Offering	After Minimum Offering	After Maximum Offering
Robert Mekelburg (1)	380,572	1.05%	1.05%	0.92%
Robert C. Moore	220,000	0.61%	0.61%	0.53%
Victor A. Palli (2)	15,000	.04%	.04%	.03%
David M. Summers (3)	12,517,900	34.56%	34.46%	30.37%
Karen Wilson-Johnson (4)	1,000,200	2.76%	2.75%	2.43%

---

(1) Includes 40,000 shares owned by the Mekelburg Family Trust.

(2) Victor A. Palli is also the voting trustee of 1,827,000 shares owned by his brother, pursuant to a voting trust arrangement. These shares represent approximately 5.04% of the Corporation's outstanding shares at the commencement of this offering and will represent approximately 4.43% of the Corporation's outstanding shares if the maximum number of shares are sold in this offering.

(3) In addition to the shares of Common Stock set forth in the table, David M. Summers has indirect beneficial ownership of an additional 2,440,000 shares owned by members of his immediate family, representing approximately 6.74% of the Corporation's outstanding shares at the commencement of this offering and approximately 5.92% if the maximum number of shares are sold in this offering. David M. Summers also owns $570,000 of the Corporation's Series II 10% Per Annum Convertible Debentures,

convertible at the rate of four shares of common stock per each outstanding $1.00 in principal amount of such debenture.

(4) In addition to the shares of Common Stock set forth in the table, which are jointly owned by her husband, Karen Wilson-Johnson has indirect beneficial ownership of an additional 1,000,000 shares owned by Lambland, Inc., and 80,000 shares owned by WJW Enterprises, Inc., corporations in which she has a one-third ownership interest. Together, these shares represent approximately 2.98% of the Corporation's outstanding shares at the commencement of this offering and approximately 2.62% of the Corporation's outstanding shares if the maximum number of shares are sold in this offering.

Ownership and Voting Control Directors as a Group and Certain Shareholders. The following table sets forth the name, the total number of shares of the Corporation owed by the Corporation's directors, as a group, and shareholders who own 10% or more of any class of the Corporation's securities, as well as the percentage which those shares represent of the total number of shares of the Corporation currently outstanding before the offering, after sale of the minimum number of shares offered, and after sale of the maximum number of shares offered.

		Percent Owned		
Name	Number of Shares	Before Offering	After Minimum Offering	After Maximum Offering
Directors as a Group (1)	14,133,672	39.02%	38.91%	34.29%
Roy Reitz (2)	3,967,714	10.95%	10.92%	9.62%

(1) Does not include 5,347,000 shares for which the directors have either beneficial ownership or effective voting control. These shares represent approximately 14.76% of the Corporation's outstanding shares at the commencement of this offering and will represent approximately 12.97% of the Corporation's outstanding shares if the maximum number of shares are sold in this offering.

(2) In addition to the shares of Common Stock set forth in the table, Roy Reitz has indirect beneficial ownership of an additional 900,000 shares owned by his wife, representing approximately 2.48% of the Corporation's outstanding shares at the commencement of this offering and approximately 2.18% if the maximum number of shares are sold in this offering.

Options held by Officers, Directors and Certain Shareholders. The table on the following page sets forth Non-Transferable Options to purchase additional shares of the Corporation's Common Stock, held by officers, directors and shareholders Corporation who own 10% or more of any class of the Corporation's securities.

Name of Holder	Title and Amount of Securities called for by options warrants or rights	Exercise Price	Date of Exercise
David M. Summers	4,000,000 shares of Common Stock (after both stock splits) 1	$ 800,000	July 15, 2004
Roy Reitz	4,000,000 shares of Common Stock (after both stock splits) 1	$ 800,000	July 15, 2004

(1) The original option, granted in July of 2000 to each of the Corporation's founders, was to purchase 1,000,000 shares at $.80 per share.

Legal Services The Corporation waived actual and potential conflicts of interest associated with legal representation provided by its shareholder, David M. Summers, and agreed to compensate Mr. Summers at his customary hourly rates for legal and business related services provided to the Corporation after July 3, 2000. Mr. Summers continues to perform legal and business related services for the Corporation at his customary hourly rate of $185.

Indemnification of Officers and Directors. Section 7-109-101 *et seq.* of the Colorado Business Corporation Act permits indemnification by a corporation of certain directors, officers, employees, fiduciaries, and agents. In addition, Article X of the Corporation's Articles of Incorporation provides that the Corporation shall indemnify, to the maximum extent permitted by law in effect from time to time, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he or she is or was a director, officer, agent, fiduciary or employee of the Corporation or because he or she is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation's request. The Articles of Incorporation, Bylaws, and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

Indemnification Agreements. The Corporation has written indemnification agreements with each of its directors. The indemnification agreements provide that the Corporation shall indemnify the directors against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Corporation) to which any of them is, or is threatened to be, made a party by reason of their status as a director, officer or agent of the Corporation, provided that such director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Corporation, directors may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against expenses actually and reasonably incurred by them in connection with such action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interest of the Corporation. The indemnification agreements also require indemnification of directors for all reasonable expenses incurred in connection with the successful defense of any covered action or claim and provide for partial indemnification in the case of any partially successful defense.

THE PROPERTY

The Corporation owns a parcel of real estate (the "Property") consisting of approximately 188 acres located on and near the lakefront of Boyd Lake Reservoir, in Loveland, Colorado. A portion of the parcel (15 acres) has been previously subdivided and platted into 56 lots, consisting of 21 court yard home lots and 35 town home lots. Streets, gutters, water, sewer, electric, gas, telephone and cable utilities have been installed for these 56 lots. As of the date of this Offering Circular, the Corporation has sold four of the court yard home lots and 15 of the town home lots. Two court yard homes and 15 town homes have been completed. Photographs of the completed homes and ongoing construction activity are included in Attachments 5 and 6 to this Offering Circular. The remaining 37 lots in this 15 acre portion owned by the Corporation are "building permit" ready and the Corporation is in the process of selling them. The remaining portion of the Property consists of 173 acres of undeveloped land that begins on the lakefront of Boyd Lake and extends to Larimer County Road 9. The Corporation has undertaken preliminary steps to develop the remainder of the Property, currently expected to consist of a mixed use residential development, which will likely include a nine hole golf course, club house and tennis courts, to compliment the Property's lakefront access and spectacular views. The Corporation expects to use the proceeds derived from continued sale of the remaining 37 lots in the 15 acre portion of the Property to fund platting, development and future infrastructure costs on the 173 acre portion of the Property and reduce the Corporation's outstanding debt.

Although it is impossible to accurately predict the final aggregate selling prices for the Corporation's land, after completion of the platting and improvement processes, Management of the Corporation has prepared the following potential range of "Building Permit Ready" lot valuation estimates, based on current selling prices for similar finished lots in surrounding neighborhood communities, to the extent that comparable lots presently exist in the local market. In addition, at the present time, Management of the Corporation has estimated that costs of constructing infrastructure, including grading, roads, utilities, golf course, and lakefront expansion, will range from $7 to $12 million. There can be no assurance, however, that the finished lots will be sold by the Corporation at the estimated prices, that the actual number of lots platted will equal those set forth on the previously approved Concept Plan, or that final infrastructure construction costs will be less than $12 million, but at this stage of the Corporation's land development activities, Management of the Corporation believes that, based on currently available information, the following Range of "Building Permit Ready" Lot Values is the most accurate range of estimates available.

FORWARD LOOKING
RANGE OF "BUILDING PERMIT READY" PROPERTY VALUES

	Average Offered Price		Aggregate Low	Aggregate High
20 Previously Platted Building Permit Ready Townhome Lots	$ 58,500		$ 1,170,000	$ 1,170,000
17 Previously Platted Building Permit Ready Patio Home Lots	$ 72,000		1,224,000	1,224,000
	Average Low	Average High		
221 Single Family Lots	175,000	255,000	38,675,000	56,355,000
Sites for 85 Condominium Units	30,000	40,000	2,550,000	3,400,000
35 Lakefront Single Family Lots	350,000	500,000	12,250,000	17,500,000
10 Patio Home Lots	65,000	75,000	650,000	750,000
20 Townhome Lots	58,500	68,500	1,170,000	1,370,000
Sites for 16 Duplex Units	58,500	68,500	936,000	1,096,000
Sites for 32 Fourplex Units	58,500	68,500	1,872,000	2,192,000
Commercial Parcel 1			1,500,000	3,000,000
Commercial Parcel 2			1,000,000	2,000,000
456 Home Sites plus Commercial Parcels			$ 62,997,000	$ 90,057,000

The Corporation expects to retain control over any building which occurs on the central commercial parcel (No. 1) until after the construction of a combined clubhouse, restaurant and small office complex, to support the Corporation's residential development. All or some of this commercial property and related supporting structures may be leased to a future homeowner's association. The north commercial parcel (No. 2) is not expected to be improved in the near future, while the Corporation concentrates its efforts and resources on development of the planned residential portions of the Property.

Maps showing the location of the Property are included in this Offering Circular as Attachment 3, an aerial photograph of the Property and its surroundings (taken in August of 2000) is included in this Offering Circular as Attachment 4, photographs of finished homes and other homes being constructed on lots previously sold by the Corporation are included in this Offering Circular as Attachment 5 and photographs of the unplatted portion of the Property, including ongoing work on the lakefront, are included in this Offering Circular as Attachment 6.

Photographs of the Property and the Corporation's land development activities are included in this Offering Circular as Attachment 4, 5 and 6. Furthermore, additional photographs are also available for viewing on the Corporation's web site at LakeviewLoveland.com.

PLAN OF OPERATION

Objectives. The principal objective of the Corporation is to maximize the long term value of the Corporation through continued design and development of the Property, while using the sale of platted lots to fund its business activities, pay for infrastructure costs, and retire its outstanding debt obligations. There can be no assurance that this objective can or will be accomplished, especially in light of numerous regulatory and political processes inherent in the real estate development business.

Business Activities. The Corporation expects to continue to sell its remaining platted lots, repay all or a portion of its existing debt obligations and focus its efforts on the platting process for the additional 173 undeveloped acres of its Property. In this regard, the Corporation has previously engaged, and expects to engage in the future, the services of mechanical engineers, land planners, surveyors, real estate marketing consultants, environmental consultants, water engineers, golf course design consultants and others in connection with its land development activities. The Corporation expects to develop its property holdings for sale at competitive prices to targeted segments of the real estate market. The Corporation expects that its primary advantage will be its innovative land use design concepts, coupled with the unique location of its Property and limited supply of similar lots for sale in nearby communities. As a result, the Corporation believes it is poised to take advantage of the growth in demand for real estate in Northern Colorado near sports and recreational facilities. Many factors beyond the control of the Corporation will affect future performance of the Corporation, many of which are discussed in this Offering Circular under "Risk Factors," but the Corporation will strive to vigorously pursue its land development plans aimed at benefitting the surrounding local community and the Corporation's shareholders. The proceeds derived from this offering are expected to enable the Corporation to continue pursuit of these aspirations.

Limited Business Purpose. The Corporation expects to generate revenue principally from the sale of developed residential lots, including executive, single family, patio home, town home, duplex, fourplex and multi-family condominium lots, as well as some commercial parcels, to be platted on property currently owned by the Corporation. The Corporation expects to sell its residential lots primarily to homebuilders and, to a lesser extent, directly to persons who desire to build their own homes. The Corporation does not expect to purchase any additional property. Instead, after completion of the platting process and installation of infrastructure on the Property and the establishment of appropriate cash reserves for the Corporation's business operations, the Corporation expects to distribute remaining funds derived from the sale of lots and commercial parcels to shareholders of the Corporation. After all platted lots and commercial parcels have been sold, remaining proceeds will be distributed to shareholders of the Corporation and it is likely that the Corporation will be dissolved.

Additional Borrowing. At the present time, the Corporation expects to use funds derived from the sale of its platted lots and additional shares of common stock to fund its continued development activities related to the Property, which includes, among other items, payment of engineering costs, survey expenses, and construction of infrastructure, such as water, sewer, natural gas and electrical facilities, and roads. In addition to its $5.5 million credit facility at Commercial Federal Bank, the Corporation has also established a $10,000 revolving line of credit with a local financial institution and $15,000 of revolving accounts with credit card companies, in addition to a wide variety of open accounts with vendors. It is possible, however, that the Corporation may borrow additional funds in the future for the purpose of funding some or all of its expenses. The Corporation, however, does not have any commitment from any financial institution for any such loans, and business conditions in the future may affect the availability of such financing and the Corporation's ultimate decision about the amount of funds to borrow.

Employees and Independent Contractors. As of the date of this offering, the Corporation does not have any employees, but has engaged the services of its President and Treasurer, David M. Summers, to provide a variety of legal and business related services to the Corporation. The Corporation provides routine business expense reimbursements to its officers. The Corporation obtains its required secretarial and receptionist services from the Law Offices of David M. Summers for $800 per month. The Corporation has also contracted with Landmark Engineering, Ltd. to provide land use planning, design and surveying services, ERO Resources, Inc. to provide environmental consulting services, and Dix Barrett & Stiltner P.C., Certified Public Accountants & Consultants, to provide auditing services.

Facilities. The Corporation currently shares office space with The Law Offices of David M. Summers, in Englewood, Colorado, for use as the Corporation's principal executive offices, and pays one-half of the monthly rental charges for the use of such office space, a rate which the Corporation believes is below or competitive with rates for comparable space.

Legal Proceedings. As of the date of this Offering Circular, the Corporation is not a party to any pending or threatened legal proceedings.

INTERESTS OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTIONS

The officers and directors of the Corporation are actively involved in other businesses and manage their other investments. David M. Summers is a licensed attorney who practices law on a part time basis. Victor A. Palli is President of SAMRUN Technologies, Inc., a software development firm, Robert Mekelburg manages his personal investment portfolio and provides consulting services to Agland, Incorporated, Dr. Robert Moore is a practicing veterinarian and Karen Wilson-Johnson operates Wilson Johnson Creative, Inc., a marketing design firm.

In order to obtain the professional services of David M. Summers, the Corporation waived actual and potential conflicts of interest associated with legal representation to be provided by him, and agreed to compensate Mr. Summers at his customary hourly rates for legal and business related services provided to the Corporation after July 3, 2000. The Corporation has continued to utilize services of David M. Summers in conjunction with preparation of this Offering Circular and various other matters related to the Corporation's business.

On December 24, 2001, Mr. Summers purchased for cash $390,000 of the Corporation's Series II 10% Per Annum Convertible Debentures, now convertible at the rate of four shares of common stock per each $1.00 in principal amount of such debenture due to stock splits. Since that time, the Corporation also entered into a series of debt exchange agreements with David M. Summers, whereby several outstanding cash loans which had been previously made to the Corporation by Mr. Summers, together with other accounts payable owed to Mr. Summers for services rendered to the Corporation, were exchanged for additional Series II 10% Per Annum Convertible Debentures, bringing the total amount of such debentures owned by Mr. Summers to $570,000.

On February 20, 2002, the Corporation issued 15,000 (pre-2nd split) shares of the Corporation's Common Stock to each of the Corporation's directors to compensate them for their time, energy and efforts devoted to the Corporation's business affairs during 2001. On January 30, 2003 and January 30, 2004 the Corporation issued each of the directors an additional 15,000 shares (post-split) to compensate them for their time, energy and efforts devoted to the Corporation's business affairs during 2002 and 2003. Annual director compensation is expected to continue at this level for the foreseeable future.

On June 1, 2002, the Corporation entered into a Sublease Agreement with SAMRUN Technologies, Inc., a firm partially owned by Victor A. Palli, whereby SAMRUN leased a portion of the Corporation's unoccupied office space for five years for $71,663.25 ($1,194.39 per month). SAMRUN also leased certain furniture and equipment from the Corporation for five years for $60,000 ($1,000 per month).

On March 31, 2004, Mr. Summers loaned the Corporation an additional $150,000, evidenced by a promissory note bearing interest at the rate of 10% per annum. In conjunction with this transaction, the Corporation issued Mr. Summers an option to purchase 150,000 shares of the Corporation's capital stock at $1.00 per share. On March 31, 2004, Mr. Summers also loaned the Corporation an additional $25,000, evidenced by a promissory note bearing interest at the rate of 10% per annum, to facilitate additional equipment purchases by the Corporation. These notes were partially consolidated with other promissory notes due to Mr. Summers, all of which are now currently due on June 30, 2005.

Potential investors who desire additional information concerning the relationships and transactions discussed above are urged to contact representatives of the Corporation to obtain more detailed confidential information concerning these matters.

FINANCIAL STATEMENTS

The Corporation's unaudited Financial Statements, prepared by management, for the period ending March 31, 2004 and its audited Financial Statements for the periods ending December 31, 2003 and December 31, 2002 are included as Exhibits to this Offering Circular. Prospective investors are encouraged to review the Corporation's financial statements and accompanying notes in their entirety.

CERTAIN TAX CONSIDERATIONS

For federal income tax purposes, the Corporation is classified as a regular corporation, taxed under Subchapter "C" of the Internal Revenue Code. In this regard, a corporate tax is imposed against the earnings of the Corporation. Each potential investor should consider the federal income, state income, federal estate and state inheritance tax consequences of this investment, as well as all aspects of the investor's tax status and position. Prospective investors in this offering, potential investors should seek independent advice from their tax advisors concerning the consequences to them of the purchase and holding of such securities, including the applicability and effect of federal, state and other tax law, and recently proposed changes to the same.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for the Corporation's capital stock. Furthermore, sales of substantial amounts of Common Stock in private transactions or in public markets could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale." Sales of additional shares of the Corporation's common or preferred stock in the future, as well as the any future sale of such securities by the Corporation's then existing shareholders may have a depressive effect on the market price of the Corporation's securities.

SALE OF SHARES

The Corporation's shares offered in this offering will be sold by officers and directors of the Corporation. The offering price of the Shares has been arbitrarily determined and does not necessarily bear any relationship to the Corporation's book value, assets, past operating results, financial condition, or other established criteria of value. Factors considered in determining such price included an assessment of the Corporation's financial condition, business prospects, management, the general condition of the economy at the time of the offering, estimated future value of its real estate holdings, and prices recently paid for shares of the Corporation's Common Stock.

LEGAL MATTERS

The validity of the Shares offered by this Offering Circular will be passed upon for the Corporation by David M. Summers, Esq., 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. Mr. Summers is a substantial shareholder of the Corporation and has beneficial ownership or effective voting control of a significant portion of the Corporation's outstanding Common Stock. The Corporation has previously waived any and all actual or potential conflicts of interest associated with Mr. Summers providing services to the Corporation.

EXPERTS

The Corporation engaged Dix Barrett & Stiltner P.C., Certified Public Accountants & Consultants, to audit the Corporation's financial statements for the periods ending December 31, 2002 and December 31, 2003, which have been included as Exhibits to this Offering Circular in reliance on the report of Dix, Barrett & Stiltner P.C., Certified Public Accountants.

COMMUNITY INFORMATION

Selected information about the Loveland Community and several recent newspaper articles of notable interest are included in this Offering Circular as Attachments 7 and 8.

ADDITIONAL INFORMATION

The Corporation will be pleased to provide any additional information concerning the matters discussed in this Offering Circular which is available without undue effort or expense. Photographs of the Property and recent related activities may be found on the Corporation's web site at LakeviewLoveland.com.

HOW TO SUBSCRIBE FOR SHARES

After reading the entire Offering Circular, reviewing its Attachments, and seeking appropriate advice, qualified persons or entities interested in subscribing for Shares should read and sign the Subscription Agreement provided in the subscription document pocket at the end of this Offering Circular.

LAKEVIEW DEVELOPMENT CORPORATION

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Three Months Ended March 31, 2004

Balance Sheet F-2

Income Statement........ F-4

Financial Statements of the Year Ended December 31, 2003

Independent Auditors' Report F-7

Balance Sheet F-8

Statement of Operations and Retained Earnings........ F-10

Statement of Cash Flows F-11

Notes to Financial Statements F-12

Financial Statements of the Year Ended December 31, 2002

Independent Auditors' Report F-19

Balance Sheet F-20

Statement of Operations and Retained Earnings F-22

Statement of Cash Flows F-23

Notes to Financial Statements F-24

Statement Regarding Interim Period Financial Statements F-29

LAKEVIEW DEVELOPMENT CORPORATION

FINANCIAL STATEMENTS—ACCRUAL BASIS

As of March 31, 2004

Lakeview Development Corporation
Balance Sheet
As of March 31, 2004

	Mar 31, 04
ASSETS	
Current Assets	
Checking/Savings	
Cash and Cash Equivalents	356,637
Total Checking/Savings	356,637
Other Current Assets	
Other Receivables	28,125
Note Receivable	4,000
Prepaid Equipment Rental	26,000
Land for Development and Resale	9,940,805
Total Other Current Assets	9,998,930
Total Current Assets	10,355,567
Fixed Assets	
Construction Equipment	331,812
Office Furniture/Equipment	22,892
Leasehold Improvements	11,863
Signage	4,207
Accumulated Depreciation	-192,316
Total Fixed Assets	178,458
Other Assets	
Trademark	1,500
Accum Amort - Trademark	-175
Startup Costs	50
Accum Amort - Startup Costs	-37
Loan Fees - Comm Fed	88,983
Loan Fees - Comm Fed #2	10,176
Loan Fees - Halax	7,500
Loan Fees - Centennial	1,000
Loan Fees - Wilson	1,175
Accum Amort - Loan Costs	-66,744
Total Other Assets	43,427
TOTAL ASSETS	10,577,452
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Unearned - Rent	14,333
Unearned - Equipment Lease	12,000
Line of Credit - Key Bank	10,000
Accounts Payable	38,372
Total Other Current Liabilities	74,705
Total Current Liabilities	74,705
Long Term Liabilities	
Long Term Debt Net of Current	7,267,312
Deferred Rent Net of Current	57,613
Debentures Payable	630,000
Total Long Term Liabilities	7,954,925
Total Liabilities	8,029,630

Lakeview Development Corporation

Balance Sheet

As of March 31, 2004

	Mar 31, 04
Equity	
Common Stock	3,828,404
100,000,000 Shares Authorized	0
36,168,722 Shares Issued	-0
Retained Earnings	-1,014,531
Net Income	-266,051
Total Equity	2,547,822
TOTAL LIABILITIES & EQUITY	10,577,452

Lakeview Development Corporation
Statement of Income
January through March 2004

	Jan - Mar 04
Ordinary Income/Expense	
Expense	
Amortization Expense	13,561
Bank Wire & Service Charges	70
Depreciation Expense	170,429
Dues & Subscriptions	100
Gifts	302
Insurance	8,297
Miscellaneous	0
Office Expenses/Supplies	71
Postage and Delivery	91
Printing and Reproduction	214
Professional Fees	17,912
Rent - Denver Office	6,917
Telephone	1,598
Trade Show	150
Travel & Entertainment	874
Total Expense	220,586
Net Ordinary Income	-220,586
Other Income/Expense	
Other Income	
Interest Income	41
Rental Income	7,450
Other Income	100
Total Other Income	7,591
Other Expense	
Interest Expense	53,056
Total Other Expense	53,056
Net Other Income	-45,465
Net Income	**-266,051**

LAKEVIEW DEVELOPMENT CORPORATION

Financial Statements

December 31, 2003

Table of Contents

	Page
Independent Auditors' Report	1
Balance Sheet	2 - 3
Statement of Operations and Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10

DIX BARRETT & STILTNER P.C.

Certified Public Accountants & Consultants

5670 Greenwood Plaza Blvd., Suite 505 ▪ Englewood, CO 80111-2409
303.689.0844 ▪ FAX 303.689.0074 ▪ rgdix@gte.net



Board of Directors
Lakeview Development Corporation
Englewood, Colorado 80111

Independent Auditors' Report

We have audited the accompanying balance sheet of Lakeview Development Corporation as of December 31, 2003, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeview Development Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dix Barrett & Stiltner, P.C.

January 14, 2004

Lakeview Development Corporation

Balance Sheet
December 31, 2003

Assets

Current assets:	
Cash and cash equivalents	$ 141,531
Note receivable	4,000
Prepaid expenses	48,000
Total current assets	193,531
Land acquired for development and resale	9,360,181
Property and equipment, at cost:	
Leasehold improvements	11,863
Furniture and equipment	22,892
Signage	3,776
	38,531
Less accumulated depreciation	21,887
Net property and equipment	16,644
Other assets:	
Water rights	140,000
Organization costs, net of amortization of $35	15
Trademark, net of amortization of $150	1,350
Loan origination fees, net of amortization of $53,211	27,605
Total other assets	168,970
	$ 9,739,326

See notes to financial statements.

Lakeview Development Corporation

Balance Sheet
December 31, 2003

Liabilities and Stockholders' Equity

Current liabilities:	
Deferred rent, current portion	$ 26,333
Current portion of notes payable	-
Current portion of debentures payable	-
Total current liabilities	26,333
Long-term liabilities:	
Long-term debt less current maturities	6,105,000
Debentures payable less current maturities	630,000
Deferred rent, net of current portion	64,120
Reserve for future landscaping	100,000
Total long-term liabilities	6,899,120
Stockholders' equity:	
Common stock; no par value; 200,000,000 shares authorized; 36,148,722 shares issued and outstanding	3,828,404
Retained earnings (deficit)	(1,014,531)
Total stockholders' equity	2,813,873
	$ 9,739,326

See notes to financial statements.

Lakeview Development Corporation

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2003

Revenues	
Lot sales	$ -
Cost of sales:	
Cost of lots	-
Total cost of sales	-
Gross profit	-
General and administrative expenses:	
Advertising and promotions	504
Amortization	53,321
Bank charges	127
Depreciation	13,462
Director fees	75,000
Dues and subscriptions	591
Contract services	41,100
Contributions	250
Insurance	3,853
Office	4,732
Printing	5,290
Professional fees	43,605
Rent	25,594
Repairs and maintenance	916
Taxes, property	888
Telephone	2,974
Travel	3,299
Utilities	426
Total general and administrative expenses	275,932
Other income (expense):	
Interest income	2,212
Rental income	29,800
Gain on sale of office building	8,594
Other income	171
Interest expense	(123,669)
Total other income (expense)	(82,892)
Income (loss) before income taxes	(358,824)
Provision (credit) for income taxes	-
Net income (loss)	(358,824)
Retained earnings (deficit) - beginning	(655,707)
Retained earnings (deficit) - ending	$ (1,014,531)

See notes to financial statements.

Lakeview Development Corporation

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income (loss)	$ (358,824)
Depreciation and amortization	66,783
Gain on sale of office building	(8,594)
Increase in prepaid expenses	(48,000)
Decrease in deferred rent	(26,028)
Net cash used by operating activities	(374,663)
Cash flows from investing activities:	
Acquisition of property and equipment	(5,175)
Development costs incurred	(1,065,804)
Net book value of building sold	390,580
Decrease in earnest money held	(34,000)
Acquisition of water rights	(140,000)
Loan origination fees incurred	(1,000)
Issuance of common stock	329,898
Net cash used by investing activities	(525,501)
Cash flows from financing activities:	
Loans advanced	(2,000)
Principal borrowings	820,000
Principal repayments	(300,000)
Principal repayments of debentures	(125,000)
Net cash provided by financing activities	393,000
Decrease in cash and cash equivalents	(507,164)
Cash and cash equivalents - beginning of year	648,695
Cash and cash equivalents - end of year	$ 141,531

See notes to financial statements.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2003

Note 1: Significant Accounting Policies

Nature of Operations

Lakeview Development Corporation (the "Company") was incorporated on November 9, 1999 and is engaged in the acquisition and development of land within Colorado for resale.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the declining balance and straight-line methods over the estimated useful life of assets. Major renewals and betterments are capitalized, while routine maintenance and repairs are expensed as incurred.

Income taxes

The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Tax credits are accounted for as a reduction of income taxes in the year allowed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2003

Note 1: Significant Accounting Policies (Continued)

Intangibles

Organization costs are recorded at cost and are being amortized on a straight-line basis over a five year period.

Loan origination fees are recorded at cost and are being amortized on a straight-line basis over thirteen to eighteen months.

The trademark is recorded at cost and is being amortized on a straight-line basis over a fifteen year period.

Note 2: Notes Payable

Notes payable consists of the following:

5.75% note due to Commercial Federal Bank, interest due monthly, principal due on January 14, 2005, secured by first deed of trust on property	$ 5,000,000
10% note due to Billy Halax, interest and principal due January 15, 2005, secured by deed of trust on property	275,000
5.75% note due to Centennial Bank of the West, interest due monthly, principal due on January 19, 2005, secured by pledge of two shares of The Greeley & Loveland Irrigation Company	100,000

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2003

Note 2: Notes Payable (Continued)

10% note due to David Summers, principal and interest due June 30, 2005, unsecured	700,000
10% note due to Stacy Wetzler, principal and interest due January 15, 2005, unsecured	30,000
	$ 6,105,000
Less current maturities	-
	$ 6,105,000

Maturities on long term debt are as follows:
Year ending December 31, 2005 $ 6,105,000

Note 3: Debentures Payable

Debentures payable consists of the following:

	Interest Rate	Maturity	Balance
Series II			
David Summers	10%	06/30/05	$ 570,000
John Ruth	10%	01/15/05	60,000
Total debentures outstanding			$ 630,000

Interest on debentures is paid quarterly with principal due at maturity.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2003

Note 4: Income Taxes

For the year ended December 31, 2003, the Company incurred a net operating loss for income tax purposes in the amount of $357,004. This loss is available to be carried forward for tax purposes for twenty years.

Note 5: Additional Cash Flow Information

For the year ended December 31, 2003, the Company incurred interest costs in the amount of $432,800, of which $123,669 was expensed currently and $309,131 was capitalized in development costs.

The Company made no income tax payments during the year ended December 31, 2003.

There were no non-cash investing or non-cash financing activities during the year ended December 31, 2003.

Note 6: Lease Commitments

The Company leases office facilities jointly with David Summers under a five year operating lease. Rental expense for the years ended December 31, 2003 amounted to $25,414.

The Company's share of minimum annual lease payments are as follows:

Year Ended December 31,	
2004	$ 27,115
2005	27,695
2006	27,840
2007	6,690
	$ 89,340

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2003

Note 7: Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash.

Cash balances are held in various banks within Colorado and the balances often exceed the FDIC insurance limits. The Company believes that the credit standing of these financial institutions is adequate.

Note 8: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Notes receivable and accounts payable - The carrying amount of notes receivable and accounts payable in the balance sheet approximates fair value.

Short-term and long-term debt - The carrying amount of the debt approximates fair value.

LAKEVIEW DEVELOPMENT CORPORATION

Financial Statements

December 31, 2002

Table of Contents

	Page
Independent Auditors' Report	1
Balance Sheet	2 - 3
Statement of Operations and Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10

DIX BARRETT & STILTNER P.C.
Certified Public Accountants & Consultants

5670 Greenwood Plaza Blvd., Suite 505 ▪ Englewood, CO 80111-2409
303.689.0844 ▪ FAX 303.689.0074 ▪ rgdix@gte.net



Board of Directors
Lakeview Development Corporation
Englewood, Colorado 80111

Independent Auditors' Report

We have audited the accompanying balance sheet of Lakeview Development Corporation as of December 31, 2002, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeview Development Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dix Barrett & Stiltner PC

February 16, 2003

Lakeview Development Corporation

Balance Sheet
December 31, 2002

Assets

Current assets:	
Cash and cash equivalents	$ 648,695
Note receivable	2,000
Total current assets	650,695
Land acquired for development and resale	8,294,377
Property and equipment, at cost:	
Land	63,959
Buildings	352,948
Leasehold improvements	11,863
Furniture and equipment	17,801
Signage	3,692
	450,263
Less accumulated depreciation	43,346
Net property and equipment	406,917
Other assets:	
Organization costs, net of amortization of $25	25
Trademark, net of amortization of $50	1,450
Loan origination fees, net of amortization of none	79,816
Total other assets	81,291
	$ 9,433,280

See notes to financial statements.

Lakeview Development Corporation

Balance Sheet
December 31, 2002

Liabilities and Stockholders' Equity

Current liabilities:	
Deferred rent, current portion	$ 26,333
Earnest deposit held	34,000
Current portion of notes payable	-
Total current liabilities	60,333
Long-term liabilities:	
Long-term debt less current maturities	5,585,000
Debentures payable	755,000
Deferred rent, net of current portion	90,148
Reserve for future landscaping	100,000
	6,530,148
Stockholders' equity:	
Common stock; no par value; 200,000,000 shares authorized; 35,688,824 shares issued and outstanding	3,498,506
Preferred stock, no par value, 1,000,000 share authorized, no shares issued and outstanding	-
Retained earnings (deficit)	(655,707)
Total stockholders' equity	2,842,799
	$ 9,433,280

See notes to financial statements.

Lakeview Development Corporation

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2002

Revenues	
Lot sales	$ 545,000
Cost of sales:	
Cost of lots	522,185
Selling costs	52,513
Total cost of sales	574,698
Gross profit (loss)	(29,698)
General and administrative expenses:	
Advertising and promotions	5,069
Amortization	30,686
Bank charges	966
Depreciation	28,710
Dues and subscriptions	675
Contract services	9,600
Contributions	200
Insurance	8,347
Miscellaneous	426
Office	3,662
Outside services	12,550
Printing	5,240
Professional fees	129,491
Rent	24,561
Repairs and maintenance	7,585
Taxes, property	3,241
Telephone	4,021
Travel	4,074
Utilities	1,923
Total general and administrative expenses	281,027
Other income (expense):	
Interest income	1,053
Rental income	17,383
Other income	2,325
Debt reduction income	127,132
Interest expense	(291,367)
Total other income (expense)	(143,474)
Income (loss) before income taxes	(454,199)
Provision (credit) for income taxes	-
Net income (loss)	(454,199)
Retained earnings (deficit) - beginning	(201,508)
Retained earnings (deficit) - ending	$ (655,707)

See notes financial statements.

Lakeview Development Corporation

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (454,199)
Depreciation and amortization	59,396
Decrease (increase) in:	
Federal income tax receivable	41,969
Increase (decrease) in:	
Accounts payable	(159,085)
Accrued interest payable	(37,460)
Deferred rent	116,481
Colorado income tax payable	(6,971)
Net cash used by operating activities	(439,869)
Cash flows from investing activities:	
Acquisition of property and equipment	(40,635)
Development costs incurred	(432,451)
Net book value of land and development costs sold	522,185
Securities offering costs written off	(31,925)
Acquisition of trademark	(1,500)
Loan origination fees incurred	(79,816)
Issuance of common stock	450,950
Net cash provided by investing activities	386,808
Cash flows from financing activities:	
Loans advanced	(2,000)
Principal borrowings	5,228,552
Principal repayments	(4,643,560)
Issuance of debentures payable	85,631
Principal repayments of debentures	(5,000)
Net cash provided by financing activities	663,623
Increase in cash and cash equivalents	610,562
Cash and cash equivalents - beginning of year	38,133
Cash and cash equivalents - end of year	$ 648,695

See notes to financial statements.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2002

Note 1: Significant Accounting Policies

Nature of Operations
Lakeview Development Corporation (the "Company") was incorporated on November 9, 1999 and is engaged in the acquisition and development of land within Colorado for resale.

Cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the declining balance and straight-line methods over the estimated useful life of assets. Major renewals and betterments are capitalized, while routine maintenance and repairs are expensed as incurred.

Income taxes
The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Tax credits are accounted for as a reduction of income taxes in the year allowed.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2002

Note 1: Significant Accounting Policies (Continued)

Intangibles
Organization costs are recorded at cost and are being amortized on a straight-line basis over a five year period.

Loan origination fees are recorded at cost and are being amortized on a straight-line basis over an eighteen month period.

The trademark is recorded at cost and is being amortized on a straight-line basis over a fifteen year period.

Securities offering costs relate to the formation of the company and its capital raising activities and are recorded at cost. As of December 31, 2002, securities offering costs were written off against equity.

Note 2: Notes Payable

Notes payable consists of the following:

5.75% note due to Commercial Federal Bank, interest due monthly, principal due on June 30, 2004, secured by first deed of trust on property	$ 4,800,000
14% note due to John Lupinski, interest due monthly, principal due on January 13, 2004, secured by deed of trust on property	300,000
10% note due to Billy Halax, interest and principal due January 15, 2004, secured by deed of trust on property	250,000

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2002

Note 2: Notes Payable (Continued)

10% note due to Karen Wilson, principal and interest due January 15, 2004, unsecured	5,000
10% note due to David Summers, principal and interest due June 30, 2004, unsecured	200,000
12% note due to Stacy Wetzler, principal and interest due January 15, 2004, unsecured	30,000
	$ 5,585,000
Less current maturities	-
	$ 5,585,000
Maturities on long term debt are as follows:	
Year ending December 31, 2004	$ 5,585,000

Note 3: Debentures Payable

Debentures payable consists of the following:

Series I	Interest Rate	Maturity	Balance
Lester Bogunovich	10%	01/15/04	$ 75,000
Timothy Ardueser	10%	01/15/04	25,000
			100,000
Series II			
David Summers	10%	06/30/04	570,000
Series III			
John Ruth	10%	09/24/04	85,000
Total debentures outstanding			$755,000

Interest on debentures is paid quarterly with principal due at maturity.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2002

Note 4: Income Taxes

For the year ended December 31, 2002, the Company incurred a net operating loss for income tax purposes in the amount of $452,713. This loss is available to be carried forward for tax purposes for twenty years.

Note 5: Additional Cash Flow Information

For the year ended December 31, 2002, the Company incurred interest costs in the amount of $377,356. Of this total amount, $192,576 was expensed currently and $184,780 was capitalized in development costs.

The Company made no income tax payments during the year ended December 31, 2002.

There were no non-cash investing or non-cash financing activities during the year ended December 31, 2002.

Note 6: Lease Commitments

The Company leases office facilities jointly with David Summers under a five year operating lease. Rental expense for the year ended December 31, 2002 amounted to $16,078.

The Company's share of minimum annual lease payments are as follows:

Year Ended December 31,	
2003	$ 26,680
2004	27,115
2005	27,695
2006	27,840
2007	6,690
	$ 116,020

Note 7: Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash.

Cash balances are held in various banks within Colorado and the balances often exceed the FDIC insurance limits. The Company believes that the credit standing of these financial institutions is adequate.

Note 8: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Notes receivable and accounts payable - The carrying amount of notes receivable and accounts payable in the balance sheet approximates fair value.

Short-term and long-term debt - The carrying amount of the debt approximates fair value.

Interim Period Financial Statements

Required Statement

In the opinion of Management of the Corporation, all adjustments necessary for a fair statement of results for the interim period January 1, 2004 through March 31, 2004 have been included therein.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on May 12, 2004.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

May 12, 2004 ______________________
Robert B. Mekelburg, Director

May 12, 2004 ______________________
Robert C. Moore, Secretary and Director

May 12, 2004 ______________________
Victor A. Palli, Vice President and Director

May 12, 2004 ______________________
David M. Summers, President, Treasurer and Director

May 12, 2004 ______________________
Karen Wilson -Johnson, Director

ATTACHMENT 1

Concept Plan


LANDSCAPE BUFFER
RAILROAD R.O.W.
MULTI-FAMILY
DUPLEX LOTS
COMMERCIAL OFFICE PARK
TRACT Z
2.90 Ac
VALLEY OAK DRIVE
CLEARWATER DRIVE
#7 - 206 yds.
BOYD LAKE

LAND UTILIZATION
(PRELIMINARY AND SUBJECT TO ADJUSTMENT)

LOTS	UNITS
10,000 s.f. lakefront	37
7,000 s.f. golf course	129
7,000 s.f. interior	94
patio homes	10
4 townhouses lots	20
8 duplex lots	16
8 fourplex lots	32
8.5 acres multi-family @ 10 units/acre	85
Total Units	423 ±

CONCEPT PLAN LAKEVIEW DEVELOPMENT

COUNTY ROAD 9

LANDSCAPE BUFFER

CLUBHOUSE/ OFFICE

4-PLEX LOTS

TRAFFIC CIRCLE

TOWNHOMES

#9 - 153 yds.

WATER HAZARD

GOLF COURSE

#1 - 130 yds.

#2 - 130 yds.

#4 - 113 yds.

#3 - 123 yds.

TRAFFIC CIRCLE

PATIO HOMES

HIGH WATER LINE

NO-BUILD ZONE

BOYD LAKE


NORTH

SCALE: 1"=200'


0'
200'
500'

ACKLAM & ASSOCIATES, INC.
P.O. Box 795 – 1001 East Bridge Street
Brighton, Colorado 80601
303-659-8546

F:\Mary\Boyd-Lake-N-Add.dwg Thu Jul 20 15:31:28 2000 GJ

ATTACHMENT 2

Design Concept Photographs







ATTACHMENT 3

Area Maps

AREA MAP



Horsetooth Heights
Milner Mountain 6881'
Masonville
Graveyard Gulch
Dogtown Flats
Trilby Corner
Redmond
Mud Lake
Kerns
Cache La Poudre River
Fort Collins-Loveland Muni
SUBJECT
Alford Lakes
Milner Glade
Green Ridge Glade
Devils Backbone
The Keyhole
Big Thompson River
Loveland Water Tanks
Lower Hoffman Lake
Mariana Butte 5269'
Loveland
Memorial Hospital
Officer
Ryan Gulch
Cherry Hill 5046'
Hollowell Corner
Kings Corner
Poison Lake
Campion
Twin Mounds 5173'
Welty
Kahler
Buda
Pulliam
Berts Corner
Berthoud
Little Thompson River
Big Hollow
Holmes Draw
Hill Lake
Walker
Culver Gulch
Big Owl Hill 8868'
Little Thompson River

DeLorme. Street Atlas USA; © 2000 GDT, Inc., Rel. 04/2000

NEIGHBORHOOD MAP

SUBJECT

ATTACHMENT 4

Aerial Photograph



ATTACHMENT 5

Photographs - Platted Property















A TREE PLANTING - VERTICAL STAKES
B CONIFER TREE PLANTING - GUY WIRES
C SHRUB PLANTING
DETAIL AREA
SCALE: 1" = 20'
8-JHBC
Berm
43-LS
7-JHBC
26-CT
Path and Steps
8-JSB
11-JHBC
3-PAT
25-EP
30-LS
Boulders
42-CO
62-CT
Gazebo
5-JSB
3-PAT
30-EP
47-LS
12-JHBC
PLANT LIST
PLANT NOTES
PLANT LEGEND
VFRipley
401 West Mountain Avenue
Suite 201
Fort Collins, CO 80521
(970) 224-5828
(970) 224-1662 (fax)
APPLICANT
OWNER
BOYD LAKE NORTH
LOVELAND
COLORADO
LANDSCAPE PLAN
1 ~ 1
15' UTILITY EASEMENT
AVENIDA DEL SOL DRIVE
CALLE DEL SOL COURT
4' Sidewalk
Existing Tree
Remove Existing Spireas
Add 3- JHH
Remove 2- existing grasses
Add 2- Spirea to match existing
SEE DETAIL AREA
SCALE: 1" = 40'
NORTH
This is a Land Use Planning Document,
not a Construction Document.
Refer to Civil Engineering Plans.

ATTACHMENT 6

Photographs - Unplatted Property














CAT













ATTACHMENT 7

Community Information

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ones is a priority. College towns, too, offer a familiar feel. The experience for those who "were in college from the middle 1960s into the early '70s," says Strauss, "was something that set the whole generation on a life-cycle trajectory. College communities were the closest thing boomers had to the beaches of Normandy."

In addition to the community aspect, universities generate jobs and lend a youthful vibe. And they often come with arts centers, medical facilities, and sophisticated restaurants.

Another trend: choosing a new locale first—opting for one with appealing cultural and recreational lifestyles—and only afterward looking for ways to earn a living there. Strauss calls this the "aesthetic choice." Some who make this jump wind up telecommuting, starting a small business, or working part-time.

This is particularly true of the region Frey calls "the New West." Colorado, Washington, Idaho, Wyoming, and other states have recently lured longtime Californians (others are coming along, too) who loved the Golden State lifestyle but became fed up with high taxes and crowds. Flush from cashing out their equity in houses whose value mushroomed, these California migrants are transplanting themselves to attractive neighborhoods in nearby states.

Also a popular choice: purchasing vacation homes with a view to spending more time there in the future. Again, the New West—particularly Colorado—is seeing much of this activity. Other hot spots? West Virginia, Tennessee, and Arkansas—all quieter, less crowded destinations that come with lower prices.

Since "boomers and middle age are now synonymous," says Frey, "the whole country will become more middle-aged—but some places more than others." Where might those places be? We've compiled a list of 15 highly livable towns by looking at a range of criteria—from affordability to community life to job growth. Ultimately, of course, choices are as varied as the people making them. But this is a good place to start dreaming. —*Grace Lichtenstein*

Want more on making a move? Check out www.aarpmagazine.org



BOLD MOVE | For the Love of Art

Sculpture drew Bets Lundeen and her family to Loveland, Colorado. Bets 49, started creating bronze sculpture as a student at Nebraska's Hastings College, but began traveling to Loveland's busy Art Castings of Colorado foundry in 1976. "As I got to be more professional, it got to be more difficult to do it at a distance," she says. "We knew if we were closer to the foundries, I'd be able to do more business." Besides, she always wanted to live near the mountains, and her husband, Nelse, 49, an accountant, had a portable job. Bets has seen the city's art reputation grow alongside her own. The annual Sculpture in the Park show, which will celebrate its 20th anniversary this August, and the newer Sculpture Invitational draw thousands of visitors. "You'll see more sculpture than you'd see in Europe in six months," she boasts.

THE LIST





We searched coast to coast to help you find your own version of paradise

1 Loveland/Fort Collins CO

JUST 45 MINUTES from Denver's dense traffic and sprawling subdivisions lies Loveland, a town as attractive as its name. Both its older residential areas of single-family homes shaded by huge trees and the newer outlying neighborhoods that sprout from the prairie beckon visitors with spectacular mountain views and easy access to year-round outdoor fun.

Loveland and Fort Collins are adjacent cities facing the majestic Front Range of the Rockies. They sit under vast, clear blue skies, along a corridor of northern Colorado where technology fueled job growth in the 1980s and '90s. Those jobs, plus the cities' proximity to Rocky Mountain National Park and the skiing, hiking, and fishing that make rural Colorado an outdoor Eden, have lured so many newcomers that the place ranked 15th on the list of fastest-growing metropolitan areas nationwide, according to the 2000 Census.

Fort Collins, home to Colorado State




SHOES
ICE CREAM
FINER FOODS

University, took in more of those crowds. Loveland, the smaller, quieter of the two, has an appealing mix of professors and students, artists and computer jockeys. Clusters of lively restaurants and new art galleries, all in stately turn-of-the-century buildings, dot the downtown area. And thanks to a thriving community of working sculptors, the city is regarded as among the best art towns in the United States.

TAKE THE HIGH ROAD Loveland offers wide-open spaces, outdoor fun, and a busy, pedestrian-friendly downtown.

But the heart of the city lies a few blocks away in an outdoor urban paradise: Lake Loveland, with its pretty, sandy shores, and Benson Park, with its tranquil sculpture garden, are part of almost 300 acres of green playground. Golf courses, athletic fields,

HOW WE PICKED 'EM

Our research team looked at 10 criteria reflecting the needs, interests, and tastes of Americans age 50 and older. Not all of the towns excel in every category, but each ranked high in several, and many scored high in most. You'll see some surprises here—we made a genuine attempt to spotlight sleepers—vibrant towns and cities that may not have occurred to you. Icons highlight each town's individual strengths.

	Availability of jobs, since many in this group will work beyond age 65.
	Affordable housing—many cities have costs on par with or below the national median price of $161,600.
	Culture and entertainment (from museums and opera to shopping and sports events).
	Access to outdoor recreation, from skiing and biking to walking and hiking.
	Safety—personal and property safety, and a generally secure feeling.
	Colleges or universities (for continuing education and a multigenerational vibe).
	Sense of community (often places with a vital and walkable downtown).
	Proximity to comprehensive, well-regarded health care facilities.
	Good public high schools, since many boomers still have teens at home.
	Ease of getting around (public transportation, traffic, access to an airport).

and bicycle paths dot the landscape, and in the midst of all this verdant space is the Loveland Museum/Gallery, a center for historical exhibits and the performing arts.

Housing prices in Loveland are above the national median, but still far more affordable than those in Boulder, a long-popular city that has many similar amenities.

Median house price: $198,655 (Loveland), $221,714 (Fort Collins)

Think twice: Cost of living is climbing quickly in these cities at 5,000 feet.

2 Bellingham WA




THIS WESTERN FIND is situated on a bay along the Pacific Northwest coast between Seattle and Vancouver. The setting? You've got a seaside marina, Victorian historic districts, lush forests, freshwater lakes, and, to the east, snow-capped Mount Baker.

All this natural charm, affordable neighborhoods, and recreational opportunities (kayaking, sailing, snowboarding, and more) have drawn a slew of transplants in recent years. Homesteaders have their choice of communities: One is Fairhaven, a town-within-a-town of adorable stores and restaurants overlooking the bay, where you'll find restored Victorian and original Craftsman homes (the latter at around $175,000). The unofficial motto at Village Books is "Stay and browse," which seems to capture the all-welcoming spirit of the town.

Median house price: $163,000

Think twice: There's lots of rain: 93 days of precipitation annually.

3 Raleigh/Durham/Chapel Hill NC

A DYNAMIC METROPOLITAN area, anchored by the high-tech and biotechnology facilities located in its Research Triangle Park and by more than 10 higher-education institutions, this corner of North Carolina definitely has Southern roots. But the country's R&D hub has drawn professors and students from all over the world, lending it a truly cosmopolitan cast. Happy residents are quick to point out that they are three hours from the seashore and just as close to the mountains.

Durham, home of Duke University, is the most affordable and vibrantly diverse of the three towns. Old tobacco warehouses downtown have been converted into lofts and funky new stores; it's easy to find the buzzing live music and dining scenes. The city's population is almost evenly split between African Americans and whites, and the business sector there has a long history of black financial leadership.

Median house price: $147,000

Think twice: Salaries haven't kept up with rising housing costs.



4 Sarasota FL

SARASOTA, A SMALL, civilized city on Florida's Gulf Coast, has it all—35 miles of beaches, a temperate climate, golf courses and tennis courts aplenty, and good boating in the Gulf and Sarasota Bay. Fine dining has rendered the early-bird special an endangered species—you'll have no trouble finding first-



BOLD | MOVE

Just Like Starting Over

Mark and Nancy D'Anna Schaffer, who run D'Anna's DeliCafe & Catering Co. in Fairhaven, a gussied-up Victorian neighborhood in the heart of Bellingham, Washington, are California transplants. With their children grown, they didn't have to stay in any one place, says Nancy, 56, who fell in love with the town on a long family visit. Shortly afterward, she and her husband bought a house and settled in. Bellingham reminded Nancy and Mark, a 59-year-old accountant by training, of San Jose, California, years ago—with orchards and peace rather than congestion and Silicon Valley fever. The town offered them a casual, outdoor way of life that was close to the big-city attractions of Vancouver and Seattle. But most of all they felt accepted, completely comfortable. They financed the deli in part by downsizing—they sold their first Bellingham home, trading to a smaller one. "We used our house as leverage," says Nancy, to gain a different life.

Colorado QuickFacts

Further information | Want more?

People QuickFacts	Larimer County	Colorado
Population, 2002 estimate	264,605	4,506,542[2]
Population, percent change, April 1, 2000 to July 1, 2002	5.2%	4.8%
Population, 2000	251,494	4,301,261
Population, percent change, 1990 to 2000	35.1%	30.6%
Persons under 5 years old, percent, 2000	6.1%	6.9%
Persons under 18 years old, percent, 2000	23.8%	25.6%
Persons 65 years old and over, percent, 2000	9.6%	9.7%
Female persons, percent, 2000	50.0%	49.6%
White persons, percent, 2000 (a)	91.4%	82.8%
Black or African American persons, percent, 2000 (a)	0.7%	3.8%
American Indian and Alaska Native persons, percent, 2000 (a)	0.7%	1.0%
Asian persons, percent, 2000 (a)	1.6%	2.2%
Native Hawaiian and Other Pacific Islander, percent, 2000 (a)	0.1%	0.1%
Persons reporting some other race, percent, 2000 (a)	3.4%	7.2%
Persons reporting two or more races, percent, 2000	2.2%	2.8%
Persons of Hispanic or Latino origin, percent, 2000 (b)	8.3%	17.1%
White persons, not of Hispanic/Latino origin, percent, 2000	87.5%	74.5%
Living in same house in 1995 and 2000', pct age 5+, 2000	41.5%	44.1%
Foreign born persons, percent, 2000	4.3%	8.6%
Language other than English spoken at home, pct age 5+, 2000	8.5%	15.1%
High school graduates, percent of persons age 25+, 2000	92.3%	86.9%
Bachelor's degree or higher, pct of persons age 25+, 2000	39.5%	32.7%
Persons with a disability, age 5+, 2000	31,107	638,654
Mean travel time to work (minutes), workers age 16+, 2000	21.4	24.3
Housing units, 2002	113,512	1,929,092
Homeownership rate, 2000	67.7%	67.3%
Housing units in multi-unit structures, percent, 2000	21.5%	25.7%
Median value of owner-occupied housing units, 2000	$172,000	$166,600
Households, 2000	97,164	1,658,238

Persons per household, 2000	2.52	2.53
Median household income, 1999	$48,655	$47,203
Per capita money income, 1999	$23,689	$24,049
Persons below poverty, percent, 1999	9.2%	9.3%

Business QuickFacts	Larimer County	Colorado
Private nonfarm establishments with paid employees, 2001	8,160	139,225
Private nonfarm employment, 2001	96,202	1,986,570
Private nonfarm employment, percent change 2000-2001	2.8%	3.8%
Nonemployer establishments, 2000	20,577	333,364
Manufacturers shipments, 1997 ($1000)	3,890,695	40,012,820
Retail sales, 1997 ($1000)	2,440,471	40,536,034
Retail sales per capita, 1997	$10,823	$10,417
Minority-owned firms, percent of total, 1997	5.6%	9.0%
Women-owned firms, percent of total, 1997	27.8%	28.0%
Housing units authorized by building permits, 2002	3,036	47,871[1]
Federal funds and grants, 2002 ($1000)	983,761	26,229,424

Geography QuickFacts	Larimer County	Colorado
Land area, 2000 (square miles)	2,601	103,718
Persons per square mile, 2000	96.7	41.5
Metropolitan Area	Fort Collins-Loveland, CO MSA	
FIPS Code	069	08

1: *Colorado state total includes Broomfield County, not shown separately.*
2: Colorado state total includes Broomfield County (2002 population estimate of 40,823) established in November 2001 from parts of the following four counties: Adams, Boulder, Jefferson, and Weld.

|

(a) Includes persons reporting only one race.
(b) Hispanics may be of any race, so also are included in applicable race categories.

FN: Footnote on this item for this area in place of data
NA: Not available
D: Suppressed to avoid disclosure of confidential information
X: Not applicable
S: Suppressed; does not meet publication standards
Z: Value greater than zero but less than half unit of measure shown
F: Fewer than 100 firms

Source U.S. Census Bureau: State and County QuickFacts. Data derived from Population Estimates, 2000 Census of Population and Housing, 1990 Census of Population and Housing, Small Area Income and Poverty Estimates, County Business Patterns, 1997 Economic Census, Minority- and Women-Owned Business, Building Permits, Consolidated

ATTACHMENT 8

Recent Newspaper Articles

LOVELAND DAILY
REPORTER-HERALD
Friday, December 13, 2002 www.lovelandfyi.com 50 cents No. 347

COMING SOON:
REGIONAL HOSPITAL ◦ CONVENTION CENTER ◦ SHOPPING PAVILION

BOOMTOWN

Sweetheart City lands trio of major projects on same day



Chad McWhinney, president of McWhinney Enterprises, said the three new projects at his Centerra development will cover about 1.5 million square feet, with 1 million feet of commercial space open or under construction.



Terry McEwen, president of Poag and McEwen *Lifestyle Centers*, said he plans for an open-air mall with a focus on the "best" national and regional *stores, restaurants* and entertainment venues.



Tom Wagoner, Loveland police chief: "I think maybe, with the possible exception of Hewlett-Packard in the '60s, this is the biggest economic development announcement in Loveland history."

Centerra goes 3-for-3 in growth bonanza

BY KELLY K. SERRANO
Reporter-Herald Staff Writer

In one fell swoop Thursday, Loveland landed three major development projects.

Developer McWhinney Enterprises announced that it had *contracted to bring an upscale* regional shopping center, a new hotel/convention center and a regional hospital to its Centerra development in east Loveland, more than doubling Centerra's commercial space.

Each project had been sought by several Northern Colorado communities.

"I think maybe, with the possible exception of Hewlett-Packard in the '60s, this is the biggest economic development announcement in Loveland history," said Tom Wagoner, Loveland police chief, after attending the press conference. "I'm guessing; I don't know of any bigger.

"I think it's going to be good for Loveland."

The Centerra development now has 1 million square feet of commercial space open or under construction, including the outlet mall, which technically is not a part of Centerra, said Chad McWhinney, president of McWhinney Enterprises. The three projects will cover about 1.5 million square feet.

While other Northern Colorado communities have announced efforts to attract a regional shopping center or hotel/convention center in recent months, McWhinney Enterprises has been working on similar projects for two or three years, he said.

"It's *been a lot of work*, but that's what we do for a living," McWhinney said.

The infrastructure already installed in Centerra and the high quality of the development also have given the developer a leg up, he said.

See Centerra/Page A-2


(to airport)
Crossroads Blvd.
N
Land Uses
Large Corporation
Regional Office
Professional Office
Light Mfg/ Flex
Commercial/ Retail
Mixed Use
Residential
Future Development
Open Space/ Parks
Restaurant/ Other Retail
Regional Hospital Land
Rocky Mountain Ave.
CONFERENCE CENTER
Cloverleaf Kennel Club
REGIONAL HOSPITAL
LIFESTYLE CENTER
Union Pacific Railroad
MEDICAL OFFICES
HOTEL
Prime Outlets
Prime Outlets
Target
U.S. 34
1,000 feet

Reporter-Herald graphic/MCWHINNEY ENTERPRISES

Loveland soon to become a 2-hospital city

BY KELLY K. SERRANO
Reporter-Herald Staff Writer

FORT COLLINS — Northern Colorado's newest hospital will be in Loveland.

Officials with Poudre Valley Health System and Scottsbluff, *Neb.-based Regional West Medical* Center announced Thursday they will build a regional hospital in the Centerra development at the intersection of U.S. 34 and Interstate 25.

The two *organizations* will buy 91 acres south and west of the Cloverleaf Kennel Club dog track from developer McWhinney Enterprises for a 400,000-square-foot nonprofit hospital, said Rulon Stacey, president of the Fort Collins-based Poudre Valley Health System.

The partnership also will build a 90,000- to 120,000-square-foot medical office building, and it may build an ambulatory surgery center, he said. The latter depends on interest from physicians.

The hospital, expected to cost $200 million including land, building and equipment, will have as many as 115 beds and employ between 400 and 500 people.

It will specialize in cardiac care, neurosurgery and have a Level 2 trauma center, he said.

Stacey estimated the hospital will need 4,300 inpatient admissions the first year and a subsequent growth of about 8 percent annually *to sustain it*.

He said the hospital will draw patients from Northern Colorado, southeast Wyoming and western Nebraska — an area with a population of about *800,000* people.

The health system will downgrade its Poudre Valley Hospital's emergency department to a Level 3 trauma center and transfer its cardiac care department — which includes about 200 employees — to the regional

See Hospital/Page A-2



Rulon Stacey, president of the Fort Collins-based Poudre Valley Health System, which will team with the Scottsbluff, Neb., hospital to build a new facility in Loveland: "We're asking people in Fort Collins to drive another five minutes for world-class heart surgery," he said. "I think that's a fair exchange." Officials plan to begin construction within a year, with completion planned within the next two years.

HOSPITAL BY THE NUMBERS

400,000
square-foot facility

90,000
square feet of medical office space

$200 million
in total costs

115
beds

400 to 500
employees

Level 2
trauma care specialty, plus cardiac care and neurosurgery

3
states to serve

800,000
potential patients in region

CENTERRA: Backers of 3 major development projects settle on Loveland sites

From Page A-1

Open-air mall

Poag and McEwen Lifestyle Centers, based in Memphis, Tenn., has plans to build a "lifestyle center" — an open-air mall — covering between 500,000 and 700,000 square feet on the northeast corner of Interstate 25 and U.S. 34, becoming the first Centerra development on the east side of the interstate, said Terry McEwen, president of the company.

McEwen estimated the cost of developing the 73-acre project at $140 to $220 per square foot. Based on his estimates, the mall could cost as much as $154 million to develop.

Poag and McEwen's "lifestyle center" is an outdoor shopping center with a focus on the "best" national and regional stores, restaurants and entertainment venues, he said.

Aspen Grove in Littleton and The Shops at Briargate, under construction in Colorado Springs, are Poag and McEwen's other Colorado projects.

McEwen said construction of the center should begin within 18 months, and it will take about a year to build.

While McEwen would not name the tenants that might come to Loveland, some of the tenants in the country's other centers include Williams-Sonoma, Pottery Barn, Ann Taylor, Banana Republic, J. Crew, J. Jill, Chico's, Adrienne Vitadini and Talbots.

"We're trying to meet the lifestyle need of today's consumer," McEwen said.

The lifestyle center would create more than 1,000 jobs and generate "substantial" sales tax revenue for the city of Loveland, he said. Its other centers historically generate between $400 and $500 in sales per square foot annually.

The Loveland center would have between 60 and 100 stores and restaurants, making it the company's largest in Colorado, McEwen said.

He said his company has been talking with McWhinney Enterprises for a couple of years and watching the growth and demographics in the area.

Company officials have determined that Loveland and Northern Colorado have the "critical mass" to make one of its lifestyle centers successful, and the mall would fill a retail void in the area, McEwen said.

"It seems like a great place to live," he said.

The town of Windsor also was working with a regional mall developer, but officials there have said that the region can support only one mall.

McEwen agreed.



Reporter-Herald/JENNY SPARKS

Chad McWhinney, president of McWhinney Enterprises, points to a large map of the Centerra development and the site of the proposed regional hospital during a press conference Thursday. Rulon Stacey, president of Poudre Valley Health System, helps answer questions.



Reporter-Herald/RJ SANGOSTI

Rulon Stacey, right, Poudre Valley Health System president and chief executive officer, announces plans to build a new regional hospital near Interstate 25 and U.S. 34. Thaine Michie, chairman of the board, left, and Fort Collins Mayor Ray Martinez listen to the plans for the new hospital.

Relive Loveland history

The press conference announcing plans for a new hospital, shopping center and conference center hotel in Loveland will be replayed several times on Loveland cable Channel 16 beginning today. Hosted by McWhinney Enterprises, the gathering was held at 2 p.m. Thursday in the Centerra development.

The replays will be shown weekdays at 9 a.m. and 5:30 p.m., and weekends at noon and 7 p.m. through Dec. 29. The press conference lasted about 45 minutes.

Speakers representing Centerra, the hospital, shopping center and hotel provided an overview of the projects. Loveland's mayor and city manager also offered comments and responded to questions.

"We believe there will be only one of these shopping centers in Northern Colorado," he said.

Hotel/convention center

The owner and operator of the Fairfield and Hampton inns in Centerra will build a 20,000-square-foot convention center and 100,000-square-foot, six-story, 120-room hotel on about 8 acres southwest of the regional hospital, said Navin Dimond, president of Stonebridge Cos.

The company will invest $15 million in the property, hotel and convention center, he said. The hotel will be a Marriott brand, and the convention center could accommodate a 500-person event.

The quality and central location, as well as the construction of the new Larimer County Fairgrounds and Events Complex, are driving the construction of the hotel and convention center, Dimond said.

He said the two Loveland hotels he now owns are almost full during the summer months and about half full during the winter.

Other communities in Northern Colorado also have been vying in recent months for a project such as this.

Loveland reaction

Loveland Mayor Kathy Gilliland said all three projects are good for Loveland.

"This is a great, great day for Loveland, Colorado. I can tell you that," she said.

The regional hospital will provide services not available in Loveland, and the convention center means Lovelanders won't have to travel to Fort Collins for big functions, Gilliland said.

The three projects will provide a big boost to Loveland's economy, said Donna Smith, city of Loveland economic development manager.

"It's jobs," she said.

The projects also will help the city attract spinoff companies, such as medical equipment suppliers, and more jobs and tax revenue, Smith said.

HOSPITAL: Infrastructure key

From Page A-1

hospital, Stacey said.

"We're asking people in Fort Collins to drive another five minutes for world-class heart surgery," he said. "I think that's a fair exchange."

Officials plan to begin construction within a year, he said. The hospital will take two years to complete.

Stacey said the incentives package the Loveland City Council has offered the hospital was "a major factor" in the selection of the site, although the partnership would not have chosen the site if it had not met other criteria.

The city's incentive package includes waiving 25 percent of all development fees and use taxes for 20 years for the hospital. The city also will build a sewer line to serve the entire west side of the Centerra development, including the hospital site. Loveland also will complete the construction of Rocky Mountain Avenue from County Road 24 to Crossroads Boulevard and Crossroads to the I-25 West Frontage Road.



Larry Kendall, chairman of The Group Inc. Real Estate: "We've become a region."

Poudre Valley is doing what the real estate company has, and that is "taking care of customers" by "breaking out of the mold" of its own community and viewing its community as Northern Colorado, he said.

The Centerra site already has the infrastructure needed to provide utilities more quickly, Stacey said.

Three different power grids overlap there, and fiber optics serve the site, he said.

The fiber optics are needed to support the hospital's computer system, electronic medical records and digital radiology, said Gary Kimsey, Poudre Valley spokesman.

The regional hospital's services would complement those of McKee Medical Center in Loveland, he said.

"Loveland needs a good community hospital, and Loveland has a good community hospital," Stacey said.

However, Poudre Valley officials are not interested in working with Banner Health System, which owns McKee and operates North Colorado Medical Center in Greeley, because of "philosophical differences," he said.

The Poudre Valley board of directors wants to retain a certain level of autonomy and insists on being locally controlled, Stacey said. Banner is based in Phoenix, Ariz.

The board also would not want to see the transfer of tens — if not hundreds — of millions of dollars to Phoenix, he said.

"We have always been and continue to be open to discussions with North Colorado Medical Center" because it is locally owned, Stacey said.

Stacey also announced that Poudre Valley next year will begin the second phase of its Harmony Campus on the southeast corner of Harmony and Timberline roads.

This second phase will include a 90,000-square-foot medical office building and 150,000-square-foot wellness center. It should be finished before the regional hospital in Loveland, Stacey said.

The Harmony Campus now includes a medical office building, ambulatory center and cancer center, covering nearly 230,000 square feet.

Stacey assured city of Fort Collins officials that Poudre Valley Health System is not abandoning Fort Collins, but that the city will continue to be its base, and it will continue to grow there.

The Poudre Valley board did not discuss its plans for the regional hospital with Fort Collins officials because building there was never an option, he said.

"Another facility in Fort Collins was duplicative," Stacey said. "We're not abandoning Fort Collins; we're growing with Northern Colorado."

Chad McWhinney, president of McWhinney Enterprises, said the dog track will remain under a 10-year purchase-option agreement between its owners and McWhinney Enterprises, signed in 2000.

The agreement stipulates that at the end of that 10 years, the greyhound dog track either needs to be renovated according to Centerra standards, or the developer will buy it and likely demolish it, McWhinney officials have said.

Larry Kendall, chairman of The Group Inc. Real Estate, said with one-third of Poudre Valley's patients coming from outside of Fort Collins, it makes sense to build a regional hospital central to Northern Colorado. "We've become a region," he said.

Poudre Valley is doing what the real estate company has, and that is "taking care of customers" by "breaking out of the mold" of its own community and viewing its community as Northern Colorado, he said.

Sunday • Business

SECTION E

Sunday, December 15, 2002

◇ Fort Collins Coloradoan ◇

Business editor: Pat Ferrier, 224-7742

E-mail: BusinessNews@coloradoan.com

Eyes turn to I-25

Construction in the corridor is booming, and the trend is likely to continue

By PAT FERRIER
PatFerrier@coloradoan.com

Fifteen years ago, the president of Gardner Signs saw the wisdom in moving his business from Fort Collins to Interstate 25 near the Loveland-Fort Collins Airport. He was ahead of his time.

Home to a mix of retail, residential, commercial and agricultural land, the 32-mile stretch of I-25 between Fort Collins and Johnstown has become a major player in intrastate and interstate commerce.

"People thought I was nuts when I moved here," said Fred Gardner of Gardner Signs. "But it's been one of the best business moves I ever made."

With the rapid growth seen throughout Northern Colorado and an estimated 700,000 people living within 30 miles of U.S. Highway 34 and I-25, the area is well-positioned to draw customers from Longmont, Loveland, Greeley, Johnstown and Fort Collins.

As the area braces for rapid new growth, it could be the new and existing businesses such as Gardner Signs, American Eagle Distributing, a planned regional hospital and mall, the Gateway Center in Johnstown and Greenlawn Sod Co., in north Fort Collins, that determine the future of I-25 as industries move in to support those businesses.

Jerry Helgeson, president of American Eagle Distributing, believes development of one type of business will spawn others.

Certainly, that's been true in motorcycle sales. Bike showrooms have followed one after the other, making I-25 a haven for motorcycle enthusiasts.

Helgeson sees that happening with distribution centers such as his and expects supporting industries like a truck plaza, tire stores and fuel distribution center to be part of future developments.

"Obviously, I-25 is the spinal cord for distribution centers, and they want to be as close to it as possible," said Martin Lind, one of the developers of Crossroads Business Park.

"Wal-Mart took the lead a long time ago, now Budweiser, and other people will follow suit."

It's likely the new hospital will lead to other doctors' offices, clinics, and ancillary support services such as pharmacies or medical supply companies.

Gardner moved from North College Avenue in Fort Collins to make his company visible to the 55,000 vehicles that drive that section of road every day and more accessible for employees coming from Cheyenne, Estes Park, Greeley, Longmont and Denver.

But he knew the corridor one day would be among the hottest properties in Northern Colorado.

Few people pull off the highway to shop at his electric sign business, but being on I-25 provides "top-of-mind awareness," Gardner said. "When people think of signs, I want them to think Gardner Signs."

While I-25 between Johnstown and Fort Collins has boomed in fits and starts, much of the existing development is centered around Centerra, a 3,000-acre mix of commercial, retail, office and residential at the intersection of U.S. 34 and Interstate 25.

As the area grows, attracting new businesses, the questions remain: How will it grow, and what will it look like?

Some of the development already is taking shape: American Eagle Distributing opened on the south side of Crossroads Boulevard, Larimer County's fairgrounds and events center is going up on the north side, and a regional mall might well be under way in the next year somewhere between U.S. Highway 34 and the Windsor exit.

That means the area could be home to hundreds of new jobs and thousands of additional vehicles in the next few years further clogging the interstate and frontage roads.

Officials from companies already on I-25 say they love it there but fear increased traffic could create more headaches as the area grows.

"Twenty years from now, though, I could be in serious trouble," Helgeson said. "This area is just on fire from Fort Collins on down to Johnstown."

Helgeson, whose company distributes Budweiser beer brewed at the Anheuser-Busch brewery several miles north on I-25, consolidated his Fort Collins and Greeley distribution centers to the Crossroads business park earlier this year.

Interstate 25 was the logical choice, he said. "We wanted to be close to the freeway so when our trucks leave in the morning they are not backed up into city traffic," Helgeson said.

American Eagle looked at other sites, but the southeast side of Crossroads Boulevard "made the most sense for us," he said.

With 600 million cases of beer trucked out of the distribution center every year, easy access to the major north-south shipping corridor is critical, Helgeson said.

Others in the distribution business agree.

Wal-Mart's gigantic distribution center sits a half-mile or so in back of American Eagle, and First Class Direct of Fort Collins is opening its distribution center off I-25 and Mulberry early next year.

"It makes it easier for truckers to find us and makes it easier for customers to reach us," said Patty Taylor, president of First Class Direct.

Taylor believes there is a good mix of business on I-25 and sees that continuing.

"It's still more of a small town-style development, and I don't think we will get to feeling like I-25 and I-70 in Denver. "We have a much broader mix of enterprise," Taylor said.

> **'I don't think we will get to feeling like I-25 and I-70 in Denver. We have a much broader mix of enterprise.'**
> Patty Taylor, First Class Direct

She foresees most of the retail development going to the intersection of U.S. Highway 34 and I-25 near the Prime Outlets, but her area staying more commercial.

Current business owners don't want to see I-25 and its handful of interchanges turn into another Del Camino, the Colorado Highway 119 exit to Longmont, that's crowded with an unattractive mix of fast-food restaurants, RV parks, convenience stores and highway hotels.

Good planning can prevent that, said Harlan Horst, vice president of Greenlawn Sod Co., located on I-25 across from the Anheuser-Busch plant.

At this point, no one wants or envisions a 32-mile stretch of interstate clogged with development.

But Horst said it's getting harder for Greenlawn to maintain business "with the encroachment of residential and additional commerce wanting to locate at I-25."

While sod is a growth industry, Horst said Greenlawn is losing farms to homes.

One farm he leased for sod has been lost to a developer who plans to put up 900 homes.

The developer, however, helped Greenlawn find another farm on which to grow sod.

The 400 acres of sod farm, all on I-25, provide green space in an area that's rapidly being filled with homes.


Coloradoan Library

ON THE CORRIDOR: Bricks, pipe and fencing signal I-25 construction in this file photo. Business leaders say expansion into the area will continue.


Windsor Urban Growth Area
392
Possible CBL Mall
30
Windsor
The Ranch (New Larimer County Fairgrounds)
Fort Collins-Loveland Airport
I-25
28
Budweiser distribution center
Loveland
Cloverleaf Kennel Club
Planned new regional hospital
34
Prime Outlets
Centerra shopping center
Jownstown
402


Loveland Urban Growth Area
Johnstown Urban Growth Area
16
Johnstown
Great Colorado Marketplace
Gateway Center
I-25
To Berthoud
56
1,600 acres McWhinney Properties
Coloradoan staff



Pat Ferrier
Business outlook

Nap time not such a kooky work concept

When's the last time you felt completely rested?

For me, I think it was 1976, the year I graduated from high school.

Now, finally, someone has explained why.

I don't get enough sleep. Who does?

If that doesn't sound exactly like a revelation, then talk to William Moorcroft, a retired Iowa college professor and sleep and dream expert.

He just moved to Fort Collins and published his third book about sleepiness, understanding it and how much it affects the workplace.

According to Moorcroft, who also runs Northern Colorado Sleep Consultants LLC, a recent survey revealed that when asked, 90 percent of workers responded that workplace or job safety was compromised by sleepiness.

Sixty percent said they had problems reading business documents, making well-thought-out decisions or recalling what they just heard in the workplace.

It also costs companies about $18 billion a year in absenteeism, errors and injuries, he said.

Now, I wonder who's out there calculating how much it costs every time a worker needs to read a document twice because they were too tired to get it the first time? And how do they know whether it's fatigue or stupidity?

In any case, Moorcroft says insufficient sleep lowers one's cognitive abilities about 10 IQ points for every hour of sleep lost.

Now that explains a lot.

Tests also show we lose our cognitive abilities and become more irritable, which can be important when dealing with customers and fellow employees, or worse, our employers.

So a good night's sleep of seven hours or more will help you feel more alert and awake as you get up to face a new day.

It's not something that should be put off.

Many Americans treat sleep as if it's a waste of time, or, if not a waste of time, then something that can be put off until there's time.

But it catches up with you, Moorcroft said.

You know that brick wall you hit every afternoon right after lunch? Turns out it's not fatigue caused by satisfying our hunger. It's our bodies telling us we're tired, Moorcroft said.

We have a natural biological clock that allows us to be tired at night and awake during the day.

There's also a little bump in the middle of the afternoon that makes us feel tired, Moorcroft said.

A little nap, and everything will be OK again.

So how can an employer guard against these little bumps that end up costing $18 billion?

Allow a little nap for workers in the afternoon, Moorcroft said.

"The attitude is that sleeping during the day is a sign of laziness," he said. "But research is clear that a power nap — 20

Fort Collins, Colorado | A Gannett Newspaper | $1.00

SUNDAY
December 15, 2002

FORT COLLINS
COLORADOAN

www.coloradoan.com

Today's weather



Partly cloudy today; mostly cloudy tonight
High: 59
Low: 27
Details, Page A12

WHAT'S INSIDE

Sports



Chiefs vs. Broncos

When: 2:05 p.m. today
Where: Invesco Field at Mile High
TV: CBS
Radio: KIIX (AM 1410), KOA (AM 850)

Preview/Page D1


USA WEEKEND

MAGAZINE



The Two Towers

Check out today's *USA Weekend* and an exclusive movie poster pullout from "The Lord of the Rings: The Two Towers."

Inside

Xplore



Dome sweet dome

Want to find some winter backcountry solitude? The yurts in Colorado State Forest near Cameron Pass fit the bill.

Page G1

COMING TOMORROW

Raptor holiday

Even raptors have their wish list for the holidays, local environmental experts say.

Index

Abby C3
Movies C11
Business . E1-4
Opinion B6
Class ... F9-18
Real Estate . F1-9

Simmering growth

Key developers sizzle on I-25 corridor

By PAT FERRIER

If Northern Colorado is becoming one regional economy, then Interstate 25 is the linchpin that holds it together.

With regional growth expected to reach nearly 700,000 residents in the next few years, the 32-mile stretch of interstate between Johnstown and Fort Collins is a pot ready to boil over with development.

Centerra kicks off growth

As farmland gives way to subdivisions, a few developers hold the reins to the corridor's growth.

Key among them: Chad and Troy McWhinney of Loveland.

The brothers control 3,000 acres in their Centerra project at the intersection of I-25 and U.S. Highway 34 — land that's been in the family for six generations — and 1,600 acres at the southeast corner of the interstate and Colorado Highway 56 in Berthoud.

Centerra officials project nearly 700,000 people will live within a 30-mile radius of its project by 2007, making that intersection one of the hottest properties along the corridor.

With Thursday's announcement of a new regional hospital, hotel/conference center and shopping center at Centerra, much of the commercial and retail growth will continue to be within those boundaries and across the interstate on Crossroads Boulevard.

Centerra, which began as the outlet malls, has exploded to include hundreds of homes and apartments, restaurants, shops and offices.

When it's done, Centerra could have more than 10 million square feet of retail, office and light industrial development, 5,100 residential units and a 275-acre environmental habitat, Chad McWhinney said.

Crossroads Business Park popping

However, the McWhinneys don't have a monopoly on growth along the I-25 Corridor.

Crossroads Business Park, across the interstate from Centerra's northern border, is set to pop on its own.

American Eagle Distributing Co. opened earlier this year; Larimer County's new fairgrounds and events center is under construction on the north side of Crossroads; and a

See GROWTH/Page A2


Mulberry Street
Fort Collins Urban Growth Area
I-25
Prospect Road
Fort Collins
Timnath Urban Growth Area
Harmony Road
Timnath
Windsor Urban Growth Area
Possible CBL Mall
Windsor
The Ranch (New Larimer County Fairgrounds)
Crossroads Boulevard
Fort Collins-Loveland Airport
Budweiser distribution center
Loveland
Cloverleaf Kennel Club
Planned new regional hospital
Loveland Urban Growth Area
Johnstown Urban Growth Area
Johnstown
Great Colorado Marketplace
Gateway Center
Berthoud Urban Growth Area
Berthoud
1,600 acres McWhinney Properties

Kirk Albers/The Coloradoan

In Sunday Business

Business pioneers lead the way to Interstate 25/E1

About this series

- Monday: Who will make transportation decisions regarding Interstate 25?
- Tuesday: Farmers and environmentalists speak out about the dwindling role of agriculture along the interstate and perhaps the expanded role of open space.
- Wednesday: Cooperation among policy-makers, developers and users will be the key to making I-25 safe and viable down the road.

Bush calls for jobless benefits extension

By EDMUND SANDERS
Los Angeles Times

WASHINGTON — President Bush jumped into the debate about unemployment benefits Saturday, calling upon Congress to take immediate action next month to extend unemployment payments for more than 750,000 Americans who no longer will receive their checks as of Dec. 28.

Democrats had been blasting the Bush administration for remaining silent as efforts to extend the benefits deadlocked and Congress adjourned without taking action.

"When our legislators return to the capital, I ask them to make the extension of unemployment benefits a first order of business," Bush said during his weekly radio address.

The president urged Congress to make the extension retroactive so recipients whose benefits expire Dec. 28 would be paid in full. He also said he would direct the Department of Labor to work with state unemployment programs to minimize any delays in payment.

The president's comments come as the nation's unemployment rate rose to 6 percent last month and the administration is attempting to show that it actively is engaged in getting the U.S. economy back on track. Within the past month Bush cleared out his old economic team including Treasury Secretary Paul O'Neill, and brought in new advisers.

Critics called the president's push on unemployment benefits too little, too late.

"He's very late in expressing an opinion," said Maurice Emsellem, public policy director of the National Employment Law Project in Oakland, Calif.

Emsellem said the president's remarks did not address the more serious issues of what to do about the estimated 1 million Americans whose unemployment benefits have run out, although they still cannot find work. Beginning in January, about 90,000 more Americans each week will see their benefits run out he said.

"What's going to happen to those people?" Emsellem asked.

The president and Congress are focusing instead on the more than 750,000 Americans who are receiving extended unemployment benefits under a temporary stimulus program passed in March. That program provided an additional 13 weeks of benefits on top of the standard 26 weeks, but it expires Dec. 28. Unless the law is changed, recipients who began collecting checks Oct. 6 or later will not receive the full 13 weeks.

In the Senate, Democrats and Republicans joined to pass a bill to extend the program through at least March. However, House Republicans, led by Rep. Bill Thomas, R-Calif., considered the Senate version too costly and instead pushed only a five-week extension.

"The Senate version would cost five times as much," said Christin Tinsworth, a spokeswoman for the House Ways and Means Committee. "We will have to consider this question again when we get back next month."

In his remarks Saturday, the president gave no indication which proposal he favored.

Growth

Continued from Page A1

Comfort Suites hotel plans to open in spring 2004.

"I think Crossroads will be the hottest property around," said Martin Lind, developer of the business park and Water Valley subdivision in Windsor.

If CBL & Associates goes ahead with plans to develop a major shopping center at the Windsor exit, the area will "be a true major employment corridor for Colorado," Lind said.

Tax potential untapped

With untapped tax potential sitting undeveloped on the interstate, "communities on both sides ... see I-25 as a lifeline. ... That's why they have annexed out," said Larry Kendall of The Group Real Estate Inc. Kendall has long been involved with developing an I-25 growth plan.

Berthoud, Johnstown, Loveland, Windsor and Fort Collins have annexed all or part of the land up to the interstate hoping to capture development fees and taxes associated with increased growth.

Loveland is giddy with excitement over the prospects at Centerra. East Loveland, including a Wal-Mart Supercenter, Home Depot, Shopko, Centerra and the outlet malls already provide about 47 percent of the city's sales tax base, according to the city's tax collections in October.

The three areas paid more than $800,000 in sales taxes in October, a strong indication of the benefits of locating near or along the interstate.

"More and more businesses are looking at how they can locate in a place where they can attract customers and employees from all communities," Kendall said. "I-25 is the location that does that."

Kendall, who often refers to Northern Colorado as one community and I-25 as its "Main Street," said the next trend will be smaller retailers spinning off from the shopping center and offices spinning off from the hospital at Centerra.

"It would not surprise me to see auto dealers," he said.

Crossroads developer Lind said he expects petroleum sales, more restaurants, and additional warehouse and distribution facilities similar to the Budweiser distributor will follow development at the business park.

Land around the airport also is ripe for growth, said Michael Ehler of Realtec, which is marketing the Centre Point Business Airpark near the airport.

"It's real clear that this is where the activity is going," Ehler said.

"I-25 is absolutely key and that's why you see so much growth toward it," he said.

Centre Point — a development by LSR Group of Montreal and Executive Management Inc. of Colorado — has 44 lots, with most developed, including the soon-to-open Ducati/BMW motorcycle showroom.

Farmland to change hands

Driving south on I-25 past the Greeley and Loveland exits, the corridor remains largely agricultural, though some farmers clearly have plans to develop once the area starts to boom like the I-25/U.S. 34 interchange.

Troy McWhinney and McWhinney Properties, a subsidiary of McWhinney Enterprises, has 1,600 acres of farmland under contract at the southeast corner of the interstate and Colorado 56 in land that might become part of Berthoud.

The parcel has been the subject of a court battle over on-again-off-again annexation into Berthoud's city limits.

Voters last year rejected an initiative that would have exempted the property from Berthoud's 5 percent growth cap, which prompted the McWhinneys to take the de-annexation issue to court. They won that fight six months ago, but Berthoud has appealed the court's decision.

Since then, however, the two sides are trying to reach an agreement that would allow the land to stay annexed to Berthoud and be developed with a higher density.

"They are really coming to see that growth at the interchange may not be such a bad thing," Troy McWhinney said. "The town will get revenue from sales tax and building permits without affecting the small town nature of downtown Berthoud," he said.

McWhinney would not provide details about the property's master plan but said it would be a combination of commercial, residential and retail built out across 30 to 40 years.

Near the McWhinneys' potential project sits Gateway Center West, a former farm that now sprouts light industrial and manufacturing development with room for retail.

Bob Saffell, owner of the 145-acre Gateway Center West, had been a partner in the farm since 1982 and bought out his partners in the early 1990s.

He said the town of Johnstown asked him to consider annexing his land and developing a light industrial and commercial area.

"Anything is more profitable" than farming, he said.

Already there are a handful of industries at Gateway, including Sun Mountain Doors and Moulding, Mayo Industries and High Country Dairy Supplier.

Saffell envisions about 40 businesses when the park is built out, including some "typical highway commercial" such as service stations, a convenience store, fast food and perhaps a motel.

Tim Wiens, another rancher who has traded in the herd for homes in land annexed to Johnstown, believes the completion of E-470 skirting Denver opens the metro area to Northern Colorado and vice versa.

Wiens' 700 acres between the Big Thompson River and Colorado 402 could be home to as many as 1,800 single-family and multifamily dwellings, although Wiens doesn't believe the density will be that high.

His family bought the property about 10 years ago. Until 18 months ago, it continued to be a working ranch, Wiens said.

The whole evolution of the northern I-25 corridor makes the timing right for his development, said Wiens, former president of FirsTier Corp., which was purchased by Compass Bancshares in 2000.

Wiens said he expects his final plans to be ready in the first or second quarter of next year with construction to begin in about 18 months.

He said other development plans in the area will complement his project.

McWhinney's Berthoud development "will be a great site and a magnet site just like Centerra has been for Northern Colorado," Wiens said. "Obviously, the hospital's announcement bodes well for our project."

Preserving open space

Saffell expects the interchanges along I-25 between Johnstown and Fort Collins will continue to be built up but that areas in between could stay relatively development-free, simply because "it isn't too convenient for customers to get off the interstate and drive another mile (on a frontage road) to get to the building they want."

"Those areas will tend to be undeveloped," he said.

No one really expects the corridor to be wall-to-wall development, particularly north and south of Centerra and Crossroads Boulevard.

"There is quite a bit of open space along I-25," Kendall said, including 1,300 acres of land at the Anheuser-Busch plant in northern Larimer County, Fossil Creek, Colorado State University's research farms and land owned by Fort Collins along the Poudre River near the Harmony Road interchange.

"It will all stay as open space," Kendall said.

J.J. Johnston, executive director of the Northern Colorado Economic Development Corp., agrees there will be sufficient buffers between the communities along I-25.

"The big land grabs are south of Longmont in anticipation of the new E-470," he said.

LOVELAND DAILY
REPORTER-HERALD

Saturday, January 3, 2004 www.lovelandfyi.com 50 cents No. 3

New four- and six-lane boulevards, 700,000-square-foot shopping center, housing, recreational trails, oversized water and sewer lines, sculpture parks, $73.5 million worth of landscaping all part of mega-development deal worth two-thirds of a billion dollars

CENTERRA OF ATTENTION

Massive public-private financing deal could move Loveland into seat of financial power



"It's very bold. We are trying to do something no one else can afford to do." — City Manager Don Williams

By Dave Brendsel
Reporter-Herald Staff Writer

Loveland officials will review a deal of seismic proportions this month — a deal that could shift the center of commerce in Northern Colorado and send a flow of cold cash cascading into city coffers.

"It's very bold," City Manager Don Williams said. "We are trying to do something no one else can afford to do."

City officials revealed Friday the details of a proposed 25-year deal with developer McWhinney Enterprises that would generate $692 million in revenue for $349 million worth of public infrastructure improvements on 1,372 acres of commercial property in McWhinney's Centerra development near U.S. 34 and Interstate 25.

Breakdown of proposed costs and benefits of Centerra plan — Page A-2

The remainder of the revenue generated would go toward interest payments on debt incurred to finance public improvements.

About half the total revenue — $326 million — would come from property taxes collected by a newly created urban renewal project area, a financing tool that has drawn criticism from state legislators.

A newly created special district would draw property tax revenue totaling $139 million from property owners — mostly McWhinney — and $3 million from new residents in the area.

The city would put in $123 million by crediting 1.25 percent out of Loveland's 3 percent sales tax collected from the area.

And McWhinney Enterprises would kick in about $100 million for public improvements and an unknown amount of private improvements.



Crossroads Blvd.
The Centerra Urban Renewal Project Area would consist of special commercial and regional districts that would carry a 35-mill tax, and a residential district that would carry a 5-mill tax
Commerical/regional district
Residential district
Houts Reservoir
Equalizer Lake
Cloverleaf Kennel Club
Future mall site
Union Pacific Railroad
Boyd Lake Ave.
McWhinney Blvd.
Target
25
34
N

SOURCE: McWhinney Enterprises Inc. Reporter-Herald graphic/JASON HACKETT

... amount to about $5 million per year in additional net sales tax revenue by 2008. By the time the tax credit expires in 2029, the city expects to reap more than $10 million a year over and above the cost to service the area.

The Loveland City Council will review the deal in a closed meeting Wednesday and hold public hearings Jan. 13 and 20 before voting on it. Zoning for the land involved was approved in 2000.

The centerpiece of the proposed commercial development is a 700,000-square-foot regional mall. McWhinney and Loveland are racing Bayer Properties and Fort Collins to turn the first spade of dirt for a regional mall — dirt that should lure retailers to one site or the other.

Company president Chad McWhinney said Poag & McEwen, the developer of the Loveland mall, has tenants willing to sign leases as soon as the City Council approves the deal. McWhinney has contractors signed up and designs completed to break ground on infrastructure Jan. 21, if the council approves the deal Jan. 20.

McWhinney and city officials agree that without the deal, there is no mall. And the master finance agreement they've worked out says that without the mall, there is no deal.

But the deal is bigger than the mall. It encompasses nearly half of the 3,000-acre Centerra development, which includes the infrastructure for a regional hospital, corporate office campuses, light manufacturing facilities, the regional mall

See Centerra/Page A-2

Public meetings

Public meetings on the Loveland/McWhinney Enterprises proposed development agreement.

- **Tuesday, 5 p.m.** — McWhinney open house at Loveland Museum, 503 N. Lincoln Ave.
- **Wednesday, 6:30 p.m.** — City Council special closed meeting to discuss further negotiating strategies and to get legal advice at the Municipal Building, 500 E. Third St.
- **Wednesday, 7 p.m.** — McWhinney open house at Loveland Museum, 503 N. Lincoln Ave.
- **Jan. 13, 6:30 p.m.** — City Council public hearing at the Municipal Building, 500 E. Third St.
- **Jan. 20, 6:30 p.m.** — City Council public hearing at the Municipal Building, 500 E. Third St.

Money sources:

- ***URA: $326 million***
A Loveland City Council-created urban renewal project area would collect any new property taxes created by businesses in the area.
- ***Special district: $142 million***
Council-approved special districts would charge businesses 35 mills and residents 5 mills. One mill is equivalent to $1 in tax for each $1,000 of assessed valuation.
- **Tax credit: $123 million**
The council would credit 1.25 percent out of the city's 3 percent sales tax. Retailers in the commercial project area would instead pay a 1.25 percent public improvement fee to a Public Improvement Collection Corp. that distributes the money for public improvements and interest payments.
- **McWhinney:** $100 million cash for upfront public improvement costs.

GOP erodes states' rights

Bush, Congress eschew tenet of conservatism

Analysis

WASHINGTON (AP) — Traditionally the champions of small government and states' rights, President Bush and his allies in Congress have aggressively pursued policies that expand the powers of Washington in the schoolroom, the courthouse, the home and the doctor's office.

Sometimes over the objections of states — and often at the behest of business — Republicans have passed or are promoting legislation and regulations that make Washington the final arbiter on environmental standards, class-action lawsuits, medical malpractice cases and Internet taxes.

The extent to which this administration has subordinated states' rights in carrying out its political agenda is "somewhat breathtaking," said Michael Greve, who heads the Federalism Project at the conservative American Enterprise Institute.

Federal power has always been associated with Democrats, creators of the New Deal and supporters of the 1937 Supreme Court decision that gave Congress, with its authority to regulate interstate commerce, wide berth in entering areas that normally are the prerogative of states.

When Newt Gingrich led Republicans to a majority in the House in 1995, he stressed that "we are committed to getting power back to the states, we are committed to breaking out of the logjam of federal bureaucrats controlling how we try to help the poor."

But Gingrich's commitments often came with a catch requiring states to fall in line with federal policy: Some of the money available under the massive 1996 welfare law, for instance, was tied to states starting abstinence-only education programs, and states seeking money for new prisons under a big crime bill had to show that criminals were serving 85 percent of their sentences.

George W. Bush, the former governor of Texas, ran as a strong states' rights advocate

CENTERRA: Plan under review

From Page A-1

and neighborhood retail stores and homes.

Terms of the agreement call for high-quality infrastructure, including new four- and six-lane boulevards, recreational trails, oversized water and sewer lines, sculpture parks and $73.5 million worth of landscaping.

McWhinney and city officials say they want to develop a premier regional shopping and office center, similar to Broomfield's Interlocken. That means high standards for roads, architecture and landscaping.

"You're going to have to build something that's really pretty," Finance Director Mike Hart said.

But pretty costs. The agreement estimates $349 million in public improvements — $264 million for local improvements and the rest for regional improvements.

Regional improvements include $18 million to rebuild the Crossroads Boulevard and I-25 interchange; $5 million for interim improvements to the U.S. 34 and I-25 interchange; $13 million for a new intersection at U.S. 34 and County Road 5; and $13 million for a new intersection at U.S. 34 and County Road 3.

The financing agreement allows McWhinney to pay for all of the Crossroads Boulevard interchange, all of the interim improvements to the U.S. 34 interchange and as much as 40 percent of the cost for final improvements to U.S. 34 and I-25.

Without those improvements, development near I-25 will not flourish, Williams said. And no one else — including a cash-strapped state government — has stepped forward to pay for them.

So Loveland is reversing its normal way of doing business, he said. Usually, the city requires developers to pay up-front for public improvements, and the city reimburses them for its share.

With the McWhinney deal, the city has agreed to let the developer use part of the new public money the project generates to fund infrastructure, essentially becoming a partner in what city officials hope will be a major portion of Loveland's future tax revenue.

"This whole thing is about getting this area development-ready," Williams said. "We're making a conscious decision to partner on an upscale development."

CENTERRA PROJECT COSTS

Budget	Category	Highlights of what you get
$115.9 million	Roadway, intersection costs	• Four-lane Boyd Lake Avenue to 37th Street, which also would become four lanes. • Four-lane Rocky Mountain Avenue to Crossroads Boulevard. • Creation of Centerra Parkway from U.S. 34 to Crossroads Boulevard east of Interstate 25. • An Interstate 25 underpass linking both sides of Centerra.
$73.5 million	Landscaping, amenities, trails and signage	Vision includes orchards surrounding the interstate and major roadways; tree- and landscape-lined streets; sculpture and recreation parks; and a number of naturalized detention ponds.
$31.8 million	Miscellaneous allowances	Public areas at the lifestyle center, future development fees and repayment to Special Improvement District No. 1.
$21.9 million	Storm drainage	Storm sewer, detention ponds and Equalizer Lake dam improvements.
$9.3 million	Dry utilities	Gas, electric, telecommunications, cable and petroleum lines and streetlights.
$6.4 million	Sanitary sewer	Sewage lines and a portion of a sewage lift station.
$5.5 million	Major water distribution	Eight-inch to 16-inch water transmission mains. Cost of raw water not included.
$264.4 million	Total local improvements, not including regional roads	Other overall plans include improving Crossroads and I-25, and U.S. 34 and I-25 interchanges, and completing County Road 5 to U.S. 34.

24-10090

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

EXHIBITS

To

Form 1-A

REGULATION A OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

LAKEVIEW DEVELOPMENT CORPORATION

LAKEVIEW DEVELOPMENT CORPORATION

EXHIBIT INDEX

Exhibit Number	Document
2.1	Articles of Incorporation of Lakeview Development Corporation
2.2	Bylaws of Lakeview Development Corporation
2.3	Directors Indemnification Agreement
3.1	Construction Loan Agreement (Commercial Federal Bank)
3.2	Borrower's Certificate (Commercial Federal Bank)
3.3	$5,000,000 Promissory Note (Commercial Federal Bank)
3.4	Security Agreement (Commercial Federal Bank)
3.5	Unconditional Guaranty of Payment and Performance
3.6	Deed of Trust, Assignment of Rents and Security Agreement
3.7	Note and Deed of Trust Modification and Extension Agreement With Additional Principal Advance of $500,000 (Commercial Federal Bank)
3.8	$100,000 Promissory Note (Centennial Bank of the West)
3.9	John Deere Credit Agreement
3.10	$86,000 Promissory Note (Duane Wilson)
3.11	Promissory Note Liquidity Agreement (Duane Wilson)
4.1	Subscription Agreement
5.1	Voting Trust Agreement
6.1	Stock Option Agreement - Roy Reitz
6.2	Stock Option Agreement - David M. Summers
6.3	Stock Option Agreement - Billy Halax
6.4	Stock Option Agreement - Duane Wilson
6.5	Stock Option Agreement - David M. Summers
6.6	Series II 10% Per Annum Convertible Debenture - $390,000.00
6.7	Series II 10% Per Annum Convertible Debenture - $102,197.45
6.8	Series II 10% Per Annum Convertible Debenture - $77,172.00
6.9	Series II 10% Per Annum Convertible Debenture - $630.55
6.10	Extension of Due Date on Series II Debentures
6.11	Series III 10% Per Annum Convertible Debenture - $85,000
6.12	Extension of Due Date on Series III Debenture
6.13	Sublease Agreement
6.14	Equipment Lease
6.15	Professional Services Agreement - Landmark Engineering, Ltd.
6.16	$700,000 Promissory Note (David M. Summers)
6.17	$297,000 Promissory Note (David M. Summers)
6.18	$30,000 Promissory Note (Staci Wetzler)
6.19	Extension of Promissory Note Due Date (Staci Wetzler)
6.20	$2,000 Promissory Note I payable to Lakeview from Village at Boyd Lake Homeowners Association

EXHIBIT 2.1

RESTATED AND AMENDED ARTICLES OF INCORPORATION

OF

LAKEVIEW DEVELOPMENT CORPORATION

ARTICLE I

NAME

The name of the corporation is:

Lakeview Development Corporation

ARTICLE II

PERIOD OF DURATION

The corporation shall have perpetual duration. The corporate existence shall begin upon filing of these Articles with the Colorado Secretary of State.

Each reference to the Colorado Business Corporation Act in these Articles means the Colorado Business Corporation Act of 1993 as it may be amended from time to time during the corporate existence, unless otherwise stated.

ARTICLE III

PURPOSE

The purpose for which the corporation is organized shall be the transaction of any lawful business for which corporations may be incorporated pursuant to the Colorado Business Corporation Act.

ARTICLE IV

AUTHORIZED CAPITAL

Authorized Shares. The aggregate number of shares which the corporation has authority to issue is 101,000,000. The authorized shares consist of 100,000,000 shares of common stock, without par value, such class being designated "common stock," and 1,000,000 shares of preferred stock, without par value, such class being designated "preferred stock." The preferences, limitations, and relative rights of the common stock and the preferred stock are as stated in this Article.

Common Stock

Dividends. Dividends may be paid upon the common stock to the extent and in the manner permitted by law, as and when declared by the board of directors, except that so long as any share of preferred stock is outstanding the corporation shall not pay any dividend on the common stock (other than a dividend payable only in shares of capital stock of the corporation), make any other distribution on any outstanding share of common stock, or redeem, purchase or otherwise acquire any outstanding share of common stock if at the time of making such payment, distribution, redemption, purchase or acquisition the corporation is in default with respect to either any dividend payable on any share of preferred stock or any obligation to redeem or purchase any share of preferred stock. Dividends may be paid upon the common stock in shares of any one or more series of preferred stock.

Distribution in Liquidation. Upon the liquidation, dissolution, or winding up of the corporation, after paying or adequately providing for the payment of all of its obligations and for the preferential distribution to the holders of any shares of preferred stock then outstanding, the corporation shall distribute the remainder of its assets, either in cash or in kind, pro rata to the holders of the common stock.

Preferred Stock

Issuance in Series. The board of directors is authorized to divide the preferred stock into series by setting the number of shares initially constituting the series and the distinctive designation of that series (notwithstanding the setting of the number of shares constituting a particular series upon the initiation of each series, the board of directors may from time to time authorize the issuance of additional shares of the same series or may reduce the number of shares constituting such series) and, within the limitations prescribed by law and those set forth in these Articles, to fix and determine the relative rights and preferences of the shares of any series of preferred stock with respect to:

(a) The rate of dividend, if any, on the shares of the series, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether the shares of the series may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon the shares of the series in the event of involuntary liquidation;

(d) The amount payable upon the shares of the series in the event of voluntary liquidation;

(e) Sinking fund or other provisions, if any, for the redemption or purchase of shares of the series;

(f) The terms and conditions on which the shares of the series may be converted, if the shares of the series are issued with the privilege of conversion; and

(g) Voting powers, if any.

All shares of preferred stock shall be identical except as otherwise provided in this Article or in the resolutions of the board of directors fixing and determining the relative rights and preferences of the one or more series of preferred stock, but all shares of each series shall be identical.

Redemption and Conversion. Any share of any series of preferred stock which has been redeemed (whether through the operation of a sinking fund or otherwise) or converted shall have the status of an authorized and unissued share of preferred stock and may be reissued as a part of the series of which it was originally a part or may be reissued as a part of another series of preferred stock established by the board of directors.

Preferential Distribution in Liquidation. Upon the liquidation, dissolution, or winding up of the corporation, the holders of the preferred stock then outstanding shall be entitled to receive the respective amounts per share fixed by the board of directors for the various series before any of the assets of the corporation are distributed to the holders of the common stock. If the assets of the corporation distributable to the holders of the preferred stock have a value which is less than the full amount so fixed for the various series, such assets shall be distributed among the holders of the various series of preferred stock in accordance with any preferences among the series that may have been established by the board of directors or, to the extent that no such preferences shall have been established, pro rata among the holders of all of the series of preferred stock. After distribution of the preferential amounts required to be distributed to the holders of the preferred stock then outstanding, the holders of the common stock shall be entitled, to the exclusion of the holders of the preferred stock, to share in all remaining assets of the corporation.

For the purposes of this Article and any statement filed pursuant to law setting forth the designation, relative rights and preferences of any series of preferred stock, the voluntary sale, lease, exchange, or transfer (for cash, securities, or other consideration) of all or substantially all of the assets of the corporation to any transferee, or its consolidation or merger with any other corporation or corporations, shall not be deemed to be a liquidation, dissolution, or winding up of the corporation.

ARTICLE V

VOTING

Voting Rights; Denial of Cumulative Voting. Each outstanding share of common stock shall be entitled to one vote and each outstanding fractional share of common stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of directors.

Denial of Preemptive Rights. No shareholder shall have any preemptive or preferential right to acquire any shares or other securities of the corporation, including shares or securities held in the treasury of the corporation and securities either convertible into or carrying rights to subscribe to or acquire shares or other securities of the corporation.

Quorum of Shareholders. A quorum at any meeting of shareholders for the purpose of each matter to be voted upon shall consist of the holders of a majority of the shares entitled to vote upon the matter, represented in person or by proxy.

Regular Shareholder Vote. At any meeting of shareholders at which a quorum exists for the purpose of any matter to be voted upon, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter shall be the act of the shareholders unless a greater affirmative vote is required by the Colorado Business Corporation Act or another provision of these Articles.

Shareholder Voting on Extraordinary Corporate Actions. An affirmative vote of two-thirds (2/3) of all shares entitled to vote shall be required to (a) adopt any proposed amendment to these Articles, (b) authorize the corporation to lend money to, guarantee the obligations of and otherwise assist the directors of the corporation or the directors of any other corporation in which the majority of the voting capital stock is owned by the corporation, (c) approve any plan of merger or consolidation of the corporation with one or more other corporations, (except no vote of the shareholders of this corporation shall be required if no vote is required by the Colorado Business Corporation Act with respect to such merger or consolidation) or any plan of exchange under which the shares of the corporation would be acquired, (d) authorize the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the corporation not in the usual and regular course of its business (including the granting of consent to the disposition of substantially all of the property and assets of an entity controlled by the corporation), or (e) adopt a resolution either to dissolve the corporation or to revoke voluntary dissolution proceedings.

Unequal Voting Rights. If unequal voting rights exist between two or more classes or series of shares entitled to vote on any matter, each reference in these Articles to a stated portion of the shares entitled to vote on the matter, without reference to a single class or series, shall mean shares entitled to vote, regardless of class or series, which cumulatively represent the same portion of the total number of votes entitled to be cast on the matter.

ARTICLE VI

REGISTERED OFFICE, REGISTERED AGENT AND PRINCIPAL OFFICE

Registered Office. The street address of the registered office of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

Registered Agent. The name of the corporation's registered agent at the corporation's registered office is David M. Summers.

Principal Office. The address of the principal office of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

Mailing Address. The mailing address of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

ARTICLE VII

BOARD OF DIRECTORS

Management. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors constituting the full board of directors shall be established from time to time in the bylaws of the corporation.

Directors. The number of directors constituting the current board of directors is five. The names of the persons who serve as directors until the next annual meeting of shareholders or until their successors are duly elected and qualified are Robert B. Mekelburg, Robert C. Moore, Victor A. Palli, David M. Summers and Karen Wilson-Johnson.

ARTICLE VIII

LIMITATION OF LIABILITY

No director of the corporation shall have any liability to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted under the Colorado Business Corporation Act. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director with respect of any act or omission occurring prior to such repeal or modification.

ARTICLE IX

RIGHT OF DIRECTORS TO CONTRACT WITH CORPORATION

It being the express purpose and intent of this Article to permit the corporation to buy from, sell to, or otherwise deal with other corporations, firms, associations, or entities of which any or all of the directors of the corporation may be directors, officers, or members or in which any or all of them may have pecuniary interests, no contract or other transaction between the corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

1. The material facts of such relationship or interest are disclosed or known to the board of directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent of a majority of disinterested directors without counting the votes or consents of such interested directors;

2. The material facts of such relationship or interest are disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

3. The contract or transaction is fair and reasonable to the corporation.

Furthermore, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction.

ARTICLE X

INDEMNIFICATION

The corporation shall indemnify to the fullest extent permitted by applicable law in effect from time to time, any person (and that person's estate and personal representative) who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or while a director of the corporation is or was serving at its request as a director, officer, partner, trustee, employee, or agent of, or in any similar managerial or fiduciary position of, another foreign or domestic corporation or any individual, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan. The corporation shall also indemnify any person who is serving or has served the corporation as a director, officer, employee, fiduciary, or agent (and that person's estate and personal representative) to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

ARTICLE XI

INCORPORATOR

The name of the incorporator is David M. Summers. The incorporator is a natural person of the age of 18 years or more. Acting as the incorporator of a corporation to be incorporated under the laws of the State of Colorado, the incorporator named above hereby adopts the foregoing Articles of Incorporation.

EXHIBIT 2.2

BYLAWS

OF

LAKEVIEW DEVELOPMENT CORPORATION

Prepared By: David M. Summers, Esq.

TABLE OF CONTENTS

Page

PREAMBLE

ARTICLE I - Shareholders

Section 1.1. Annual Meeting of Shareholders...... 1
Section 1.2. Special Meeting of Shareholders..... 1
Section 1.3. Record Date for Determination of Shareholders........................ 2
Section 1.4. Voting List.......................... 3
Section 1.5. Notice to Shareholders............... 4
Section 1.6. Quorum............................... 6
Section 1.7. Voting Entitlement of Shares......... 7
Section 1.8. Proxies; Acceptance of Votes and Consents............................ 7
Section 1.9. Waiver of Notice..................... 8
Section 1.10. Action by Shareholders Without a Meeting.......................... 8
Section 1.11. Meetings by Telecommunications....... 9

ARTICLE II - Directors

Section 2.1. Authority of the Board of Directors.. 9
Section 2.2. Number...............................10
Section 2.3. Qualification........................10
Section 2.4. Election.............................10
Section 2.5. Term.................................10
Section 2.6. Resignation..........................10
Section 2.7. Removal..............................10
Section 2.8. Vacancies............................11
Section 2.9. Meetings.............................12
Section 2.10. Notice of Special Meeting............12
Section 2.11. Quorum...............................13
Section 2.12. Waiver of Notice.....................13
Section 2.13. Attendance by Telephone..............14
Section 2.14. Demand Assent to Action..............14
Section 2.15. Action by Directors Without a Meeting............................15

ARTICLE III - Committees of the Board of Directors

Section 3.1. Committees of the Board of Directors...........................15

ARTICLE IV - Officers

Section 4.1. General....................................17
Section 4.2. Term.......................................18
Section 4.3. Removal and Resignation..............18
Section 4.4. President..............................18
Section 4.5. Vice President........................19
Section 4.6. Secretary..............................19
Section 4.7. Assistant Secretary..................20
Section 4.8. Treasurer..............................20
Section 4.9. Assistant Treasurer..................21
Section 4.10. Compensation.........................21

ARTICLE V - Indemnification

Section 5.1. Definitions...........................22
Section 5.2. Authority to Indemnify Directors.....23
Section 5.3. Mandatory Indemnification of Directors...........................25
Section 5.4. Advance of Expenses to Directors.....25
Section 5.5. Court-Ordered Indemnification of Directors...........................26
Section 5.6. Determination and Authorization of Indemnification of Directors........27
Section 5.7. Indemnification of Officers, Employees, Fiduciaries, and Agents..29
Section 5.8. Insurance.............................30
Section 5.9. Notice to Shareholders of Indemnification of Director.........30

ARTICLE VI - Shares

Section 6.1. Certificates..........................31
Section 6.2. Transfer of Shares...................32
Section 6.3. Shares Held for Account of Another...32

ARTICLE VII - Miscellaneous

Section 7.1. Corporate Seal.......................33
Section 7.2. Fiscal Year..........................33
Section 7.3. Receipt of Notices by the Corporation.........................34
Section 7.4. Amendment of Bylaws..................34

CHRONOLOGY

Date	Sections Amended	Certifying Signature
1, 1994	Original Adoption	____________________ Secretary

PROCEDURE REFERENCES

Colorado Business Corporation Act
Effective July 1, 1994

This index lists selected sections of the Colorado Business Corporation Act that relate to certain procedural matters commonly encountered in managing corporate affairs. It is not a complete index; depending upon the specific matter at hand other sections of the Colorado Business Corporation Act not listed here may need to be considered. The section numbers refer to the Colorado Revised Statutes, as amended. This index is not a part of the accompanying bylaws.

	Act Section
Board of Directors	
Action Without a Meeting..................	7-108-202
Committees................................	7-108-206
Compensation of Directors..................	7-108-111
Conflicts of Interest......................	7-108-501
Dissents by Directors......................	7-108-205
Dissolution Authorization..................	7-114-102
Indemnification............................	7-109-102
	7-109-106
Meetings	
Notice of Meeting........................	7-108-203
Waiver of Notice.........................	7-108-204
Quorum Requirements......................	7-108-205
Number of Directors........................	7-108-103
Qualification of Directors.................	7-108-102
Quorum and Voting..........................	7-108-205
Removal of Directors.......................	7-108-108
	7-108-109
Resignation................................	7-108-107
Staggered Terms for Directors..............	7-108-106
Standards of Conduct.......................	7-108-401
Vacancies..................................	7-108-110
Voting for Directors.......................	7-107-209
Books and Records	
Duty to Keep Records.......................	7-116-101
Inspection Rights..........................	7-116-102
	7-116-103

Officers

Elections and Appointments................. 7-108-301
Removal.................................... 7-108-303
Indemnification 7-109-107
Standards of Conduct....................... 7-108-401

Registered Agent and Registered Office.......... 7-105-101
7-105-102
7-105-103
7-105-104

Shareholders

Action by Written Consent.................. 7-107-104
Annual Meetings............................ 7-107-101
Special Meetings........................... 7-107-102
Cumulative Voting for Directors............ 7-107-209
Dissenters Rights.......................... 7-113-102
Liability of Shareholders.................. 7-106-203
Preemptive Rights.......................... 7-106-301
List of Shareholders....................... 7-107-201
Litigation by Shareholders................. 7-107-402
Proxies.................................... 7-107-203
Record Date................................ 7-107-107
Waiver of Meeting Notice................... 7-107-106
Telecommunication.......................... 7-107-108
Voting of Shares........................... 7-107-202
Voting Trusts and Agreements............... 7-107-301
7-107-302

PREAMBLE

These Bylaws contain provisions for the regulation and management of the affairs of the Corporation. They are based in part upon provisions of the Colorado Business Corporation Act and the Corporation's Articles of Incorporation. If these Bylaws conflict with the Colorado Business Corporation Act or the Corporation's Articles of Incorporation, as the result of subsequent changes in the Colorado Business Corporation Act, an intervening amendment of the Corporation's Articles of Incorporation or otherwise, the Colorado Business Corporation Act and the Corporation's Articles of Incorporation shall govern. Therefore, when using these Bylaws, reference should also be made to the then current provisions of the Colorado Business Corporation Act and the Corporation's Articles of Incorporation.

ARTICLE I
SHAREHOLDERS

Section 1.1. Annual Meeting of Shareholders. The annual meeting of shareholders shall be held on the date and at the time and place fixed from time to time by the Board of Directors; provided, however, that the first annual meeting shall be held on a date that is within six months after the close of the first fiscal year of the Corporation, and each successive annual meeting shall be held on a date that is within the earlier of six months after the close of the last fiscal year or fifteen months after the last annual meeting.

Section 1.2. Special Meeting of Shareholders. A special meeting of shareholders for any purpose or purposes, may be called by the Board of Directors or the President. The Corporation shall also hold a special meeting of shareholders in the event it receives, in the manner specified in Section

7.3, one or more written demands for the meeting, stating the purpose or purposes for which the meeting is to be held, signed and dated by the holders of shares representing not less than one-tenth (1/10) of all of the votes entitled to be cast on any issue at the meeting. Special meetings shall be held at the principal office of the Corporation or at such other place as the Board of Directors or the President may determine.

Section 1.3. Record Date for Determination of Shareholders.

(a) In order to make a determination of shareholders (1) entitled to notice of or to vote at any meeting of shareholders or at any adjournment of a meeting of shareholders, (2) entitled to demand a special meeting of shareholders, (3) entitled to take any other action, (4) entitled to receive payment of a share dividend or a distribution, or (5) for any other purpose, the Board of Directors may fix a future date as the record date for such determination of shareholders. The record date may be fixed not more than seventy (70) days before the date of the proposed action.

(b) Unless otherwise specified when the record date is fixed, the time of day for determination of shareholders shall be as of the Corporation's close of business on the record date.

(c) A determination of shareholders entitled to be given notice of or to vote at a meeting of shareholders is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which the Board of Directors shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

(d) If no record date is otherwise fixed, the record date for determining shareholders entitled to be given notice of and to vote at an annual or special meeting of shareholders is the day before the first notice is given to shareholders.

(e) The record date for determining shareholders entitled to take action without a meeting pursuant to Section 1.10 is the date a writing upon which the action is taken is first received by the Corporation.

Section 1.4. Voting List.

(a) After a record date is fixed for a meeting of shareholders, the Secretary shall prepare a list of the names of all the Corporation's shareholders who are entitled to be given notice of the meeting. The list shall be arranged by voting groups and within each voting group by class or series of shares, shall be alphabetical within each class or series, and shall show the address of, and the number of shares of each such class and series that are held by, each shareholder.

(b) The list of shareholders shall be available for inspection by any shareholder, beginning the earlier of ten days before the meeting for which the list was prepared or two business days after notice of the meeting is given and continuing through the meeting, and any adjournment thereof, at the Corporation's principal office or at a place identified in the notice of the meeting in the city where the meeting will be held.

(c) The Secretary shall make the list of shareholders available for inspection at the meeting, and any shareholder or agent or attorney of a shareholder is entitled to inspect the list at any time during the meeting or any adjournment.

Section 1.5. Notice to Shareholders.

(a) The Secretary shall give notice to shareholders of the date, time, and place of each annual and special meeting of shareholders no fewer than ten (10) nor more than sixty (60) days before the date of the meeting; except that, if the Corporation's Articles of Incorporation are to be amended to increase the number of authorized shares, at least thirty (30) days' notice shall be given. Except as other wise required by the Colorado Business Corporation Act, the Secretary shall be required to give such notice only to shareholders entitled to vote at the meeting.

(b) Notice of an annual meeting of shareholders need not include a description of the purpose or purposes for which the meeting is called unless a purpose of the meeting is to consider an amendment to the Corporation's Articles of Incorporation, a restatement of the Articles of

Incorporation, a plan of merger or share exchange, disposition of substantially all of the property of the Corporation, consent by the Corporation to the disposition of property by another entity, or dissolution of the Corporation.

(c) Notice of a special meeting of shareholders shall include a description of the purpose or purposes for which the meeting is called.

(d) Notice of a meeting of shareholders shall be in writing and shall be given:

(1) by deposit in the United States mail, properly addressed to the shareholders' address of the shareholder shown in the Corporation's current record of shareholders, first class postage prepaid, and, if so given, shall be effective when mailed, or

(2) by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier or by personal delivery to the shareholder, and, if so given, shall be effective when actually received by the shareholder.

(e) If an annual or special meeting of shareholders is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment; provided, however, that, if a new record date for the adjourned meeting is fixed pursuant to Section 1.3(c), notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

(f) If three successive notices are given by the Corporation, whether with respect to a meeting of shareholders or otherwise, to a shareholder and such notices are returned as undeliverable, no further notices to such shareholder shall be necessary until another address for the shareholder is made known to the Corporation.

Section 1.6. Quorum. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. A majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on the matter. If a quorum does not exist with respect to any voting group, the President or any shareholder or proxy that is present at the meeting, whether or not a member of that voting group, may adjourn the meeting to a different date, time, or place, and notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment (except as provided in the next sentence). If a new record date for the adjourned meeting is or must be fixed pursuant to Section 1.3(c), however, notice of the adjourned meeting shall be given pursuant to Section 1.5 to persons who are shareholders as of the new record date. At any adjourned meeting at which a quorum exists, any matter may be acted upon that could have been acted upon at the meeting originally called, provided, however, that, if new notice is given of the adjourned meeting, then such notice shall state the purpose or purposes of the adjourned meeting sufficiently to permit action on such matters. Once a share is represented for any purpose at a meeting, including the purpose of determining that a quorum exists, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or shall be set for that adjourned meeting.

Section 1.7. Voting Entitlement of Shares. Except as stated in the Corporation's Articles of Incorporation, each outstanding share, regardless of class, is entitled to one vote, and each fractional share is entitled to a corresponding fractional vote, on each matter voted on at a meeting of shareholders.

Section 1.8. Proxies; Acceptance of Votes and Consents.

(a) A shareholder may vote either in person or by proxy.

(b) An appointment of a proxy is not effective against the Corporation until the appointment is received by the Corporation. An appointment is valid for eleven months unless a different period is expressly provided in the proxy appointment form.

(c) The Corporation may accept or reject any appointment of a proxy, revocation of appointment of a proxy, vote, consent, waiver, or other writing purportedly signed by or for a shareholder, if such acceptance or rejection is in accordance with the provisions of Sections 7-107-203 and 7-107-205 of the Colorado Business Corporation Act.

Section 1.9. Waiver of Notice.

(a) A shareholder may waive any notice required by the Colorado Business Corporation Act, the Articles of Incorporation or these Bylaws, whether before or after the date or time stated in the notice as the date or time when any action will occur or has occurred. The waiver shall be in writing, be signed by the shareholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice. The shareholder also waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

Section 1.10. Action by Shareholders Without a Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if all of the shareholders entitled to vote on such action consent to such action in writing. Action taken pursuant to this Section shall be effective when the Corporation has received writings containing a description of the action and the consent so given, signed by all of the shareholders entitled to vote on such action. Action taken pursuant to this Section shall be effective as of the date the last writing necessary to give effect the action is received by the Corporation, unless all of the writings necessary to effect the action specify another date, which may be before or after the date the writings are received by the Corporation. Such action shall have the same effect as action taken at a meeting of shareholders and may be described as such in any document. Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent to such action is revoked, if such writing is received by the Corporation before the action becomes effective.

Section 1.11. Meetings by Telecommunications. Any or all of the shareholders may participate in an annual or special meeting of shareholders by, or the meeting may by conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE II

DIRECTORS

Section 2.1. Authority of the Board of Directors. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors.

Section 2.2. Number. The number of directors shall be fixed by resolution of the Board of Directors from time to time and may be increased or decreased by resolution adopted by the Board of Directors from time to time, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Section 2.3. Qualification. Directors shall be natural persons at least eighteen (18) years of age, but need not be residents of the State of Colorado or shareholders of the Corporation.

Section 2.4. Election. The Board of Directors shall be elected at the annual meeting of the shareholders or at a special meeting of shareholders called for that purpose.

Section 2.5. Term. Each director shall be elected to hold office until the next annual meeting of shareholders and until the director's successor is elected and qualified.

Section 2.6. Resignation. A director may resign at any time by giving written notice of his or her resignation to any other director or (if the director is not also the corporate secretary) to the Secretary of the Corporation. The resignation shall be effective when it is received by the other director or Secretary, as the case may be, unless the notice of resignation specifies a later effective date. Acceptance of such resignation shall not be necessary to make it effective unless the notice of resignation so provides.

Section 2.7 Removal. Any director may be removed by the shareholders, with or without cause, at a meeting called for that purpose. The notice of the meeting shall state that the purpose, or one on the purposes, of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal. If cumulative voting for directors applies at the time of the proposed removal, the director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against such removal.

Section 2.8 Vacancies.

(a) If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors:

(1) The shareholders may fill the vacancy at the next annual meeting or at a special meeting called for that purpose; or

(2) The Board of Directors may fill the vacancy; or

(3) If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

(b) Notwithstanding the provisions of Section 2.8(a) above, if the vacant office was held by a director elected by a voting group of shareholders, then, if one or more of the remaining directors were elected by the same voting group, only such directors are entitled to vote to fill the vacancy if it is filled by directors, and they may do so by the affirmative vote of a majority of such directors remaining in office; and only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

(c) A vacancy that will occur at a specific later date, by reason of a resignation that will become effective at a later date under Section 2.6 or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 2.9. Meetings. The Board of Directors may hold regular or special meetings within the State of Colorado or outside the State of Colorado. The Board of Directors may, by resolution, establish dates, times and places for regular meetings, which may thereafter be held without further notice. Special meetings may be called by the President or by any two directors and shall be held a the principal office of the Corporation unless another place is consented to by every director. At any time when the Board of Directors consists of a single director, that director may act at any time, date, or place without notice.

Section 2.10 Notice of Special Meeting. Notice of a special meeting shall be given to every director at least twenty four (24) hours before the time of the meeting, stating the date, time, and place of the meeting. The notice need not describe the purpose of the meeting. Notice may be given orally to the director, personally or by telephone or other wire or wireless communication. Notice may also be given in writing by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier. Notice shall be effective at the earliest of the time it is received; five days after it is deposited in the United States mail, properly addressed to the last address for the director shown on the records of the Corporation, first class postage prepaid; or the date shown on the return receipt if mailed by registered or certified mail, return receipt requested, postage prepaid, in the United States mail and if the return receipt is signed by the director to which the notice is addressed.

Section 2.11. Quorum. Except as provided in Section 2.8, a majority of the number of directors fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business at all meetings of the Board of Directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically required by law.

Section 2.12. Waiver of Notice.

(a) A director may waive any notice of a meeting before or after the time and date of the meeting stated in the notice. Except as provided by Section 2.12(b), the waiver shall be in writing and shall be signed by the director. Such waiver shall be delivered to the Secretary for filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A director's attendance at, or participation in, a meeting waives any required notice to him or her of the meeting unless, at the beginning of the meeting, or promptly upon his or her later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.

Section 2.13. <u>Attendance by Telephone</u>. One or more directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 2.14. <u>Deemed Assent to Action</u>. A director who is present at a meeting of the Board of Directors when corporate action is taken shall be deemed to have assented to all action taken at the meeting unless:

(1) The director objects at the beginning of the meeting, or promptly upon his or her arrival, to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting;

(2) The director contemporaneously requests that his or her dissent or abstention as to any specific action taken be entered in the minutes of the meeting; or

(3) The director causes written notice of his or her dissent or abstention as to any specific action to be received by the presiding officer of the meeting before adjournment of the meeting or by the Secretary (or, if the director is the Secretary, by another director) promptly after adjournment of the meeting.

The right of dissent or abstention pursuant to this Section 2.14 as to a specific action is not available to a director who votes in favor of the action taken.

Section 2.15. Action by Directors Without a Meeting. Any action required or permitted by law to be taken at a meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent to such action in writing. Action shall be deemed to have been so taken by the Board of Directors at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his or her consent by a writing signed by the director and received by the Secretary or any other person authorized by these Bylaws or the Board of Directors to receive such a revocation. Such action shall be effective at the time and date it is so taken unless the directors establish a different effective time or date. Such action has the same effect as action taken at a meeting of directors and may be described as such in any document.

ARTICLE III
COMMITTEES OF THE BOARD OF DIRECTORS

Section 3.1. Committees of the Board of Directors.

(a) Subject to the provisions of Section 7-109-106 of the Colorado Business Corporation Act, the Board of Directors may create one or more committees and appoint one or more members of the Board of Directors to serve on them. The creation of a committee and appointment of members to it shall require the approval of a majority of all the directors in office when the action is taken, whether or not those directors constitute a quorum of the Board of Directors.

(b) The provisions of these Bylaws governing meetings, action without meeting, notice, waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees of the Board of Directors and their members as well.

(c) To the extent specified by resolution adopted from time to time by a majority of all the directors in office when the resolution is adopted, whether or not those directors constitute a quorum of the Board of Directors, each committee shall exercise the authority of the Board of Directors with respect to the corporate powers and the management of the business and affairs of the Corporation; except that a committee shall not:

(1) Authorize distributions;

(2) Approve or propose to shareholders action that the Colorado Business Corporation Act requires to be approved by shareholders;

(3) Fill vacancies on the Board of Directors or on any of its committees;

(4) Amend the Corporation's Articles of Incorporation pursuant to Section 7-110-102 of the Colorado Business Corporation Act;

(5) Adopt, amend, or repeal bylaws;

(6) Approve a plan of merger not requiring shareholder approval;

(7) Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

(8) Authorize or approve the issuance or sale of shares, or a contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the Board of Directors may authorize a committee or an officer of the Corporation to do so within limits specifically prescribed by the Board of Directors.

(d) The creation of, delegation of authority to, or action by, a committee does not alone constitute compliance by a director with applicable standards of conduct.

ARTICLE IV
OFFICERS

Section 4.1. General. The Corporation shall have as officers a president, a secretary, and a treasurer, who shall be appointed by the Board of Directors. The Board of Directors may appoint as additional officers a chairman and other officers of the Board of Directors. The Board of Directors, the President, and such other subordinate officers as the Board of Directors may authorize from time to time, acting singly, may appoint as additional officers one or more vice presidents, assistant secretaries, assistant treasurers, and such other subordinate officers as the Board of Directors, the President, or such other appointing officers deem necessary or appropriate. The officers of the Corporation shall hold their offices for such terms and shall exercise such authority and perform such duties as shall be determined from time to time by these Bylaws, the Board of Directors, or (with respect to officers whom are appointed by the President or other appointing officers) the persons appointing them; provided, however, that the Board of Directors may change the term of offices and the authority of any officer appointed by the President or other appointing officers. Any two or more offices may be held by the same person. The officers of the Corporation shall be natural persons at least eighteen (18) years of age.

Section 4.2. Term. Each officer shall hold office from the time of appointment until the time of removal or resignation pursuant to Section 4.3 or until such officer's death.

Section 4.3. Removal and Resignation. Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors. Any officer appointed by the President or other appointing officer may be removed at any time by the Board of Directors or by the person appointing the officer. Any officer may resign at any time by giving written notice of resignation to any director (or to any director other than the resigning officer if the officer is also a director), to the President, to the Secretary, or to the officer who appointed the officer. Acceptance of such resignation shall not be necessary to make it effective, unless the notice of resignation so provides.

Section 4.4. President. The President shall preside at all meetings of shareholders, and the President shall also preside at all meetings of the Board of Directors unless the Board of Directors has appointed a chairman, vice chairman, or other officer of the Board of Directors and has authorized such person to preside at meetings of the Board of Directors instead of the President. Subject to the direction and control of the Board of Directors, the President shall be the chief executive officer of the Corporation and as such shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President may negotiate, enter into, and execute contracts, deeds, and other instruments of behalf of the Corporation as are necessary and appropriate to the conduct to the business and affairs of the Corporation or as are approved by the Board of Directors. The President shall have such additional authority and duties as are appropriate and customary for the office of president and chief executive officer, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.5. Vice President. The Vice President, if any, or, if there are more than one, the vice presidents in the order determined by the Board of Directors or the President (or, if no such determination is made, in the order of their appointment), shall be the officer or officers next in seniority after the President. Each vice president shall have such authority and duties as are prescribed by the Board of Directors or the President. Upon the death, absence, or disability of the President, the Vice President, if any, or, if there are more than one, the vice presidents in the order determined by the Board of Directors or the President, shall have the authority and duties of the President.

Section 4.6. Secretary. The Secretary shall be responsible for the preparation and maintenance of minutes of the meetings of the Board of Directors and of the shareholders and of the other records and information required to be kept by the Corporation under Section 7-116-101 of the Colorado Business Corporation Act and for authenticating records of the Corporation. The Secretary shall also give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, keep the minutes of such meetings, have charge of the corporate seal and have authority to affix the corporate seal to any instrument requiring it (and, when so affixed, it may be attested by the Secretary's signature), be responsible for the maintenance of all other corporate records and files and for the preparation and filing of reports to governmental agencies (other than tax returns), and have such other authority and duties as are appropriate and customary for the office of secretary, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.7. Assistant Secretary. The Assistant Secretary, if any, or, if there are more than one, the assistant secretaries in the order determined by the Board of Directors or the Secretary (or, if no such determination is made, in the order of their appointment) shall, under the supervision of the Secretary, perform such duties and have such authority as may be prescribed from time to time by the Board of Directors or the Secretary. Upon the death, absence, or disability of the Secretary, the Assistant Secretary, if any, or, if there are more than one, the assistant secretaries in the order designated by the Board of Directors or the Secretary (or, if no such determination is made, in the order of their appointment), shall have the authority and duties of the Secretary.

Section 4.8. Treasurer. The Treasurer shall have control of the funds and the care and custody of all stocks, bonds, and other securities owned by the Corporation, and shall be responsible for the preparation and filing of tax returns. The Treasurer shall receive all moneys paid to the Corporation and, subject to any limits imposed by the Board of Directors, shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in the Corporation's name and on the Corporation's behalf, and give full discharge for the same. The Treasurer shall also have charge of disbursement of funds of the Corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as shall be designated by the Board of Directors or the President. The Treasurer shall have such additional authority and duties as are appropriate and customary for the office of treasurer, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.9. Assistant Treasurer. The Assistant Treasurer, if any, or, if there are more than one, the assistant treasurers in the order determined by the Board of Directors or the Treasurer (or, if no such determination is made, in the order of their appointment) shall, under the supervision of the Treasurer, have such authority and duties as may be prescribed from time to time by the Board of Directors or the Treasurer. Upon the death, absence, or disability of the Treasurer, the Assistant Treasurer, if any, or if there are more than one, the assistant treasurers in the order determined by the Board of Directors or the Treasurer (or, if no such determination is made, in the order of their appointment), shall have the authority and duties of the Treasurer.

Section 4.10. Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the Board of Directors. Election or appointment of an officer shall not of itself create a contractual right to compensation for services performed as such officer.

ARTICLE V
INDEMNIFICATION

Section 5.1. Definitions. As used in this Article:

(a) "Corporation" includes any domestic or foreign entity that is a predecessor of the Corporation by reason of a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b) "Director" means an individual who is or was a director of the Corporation and an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan. A director shall be considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in, or beneficiaries of, the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(c) "Expenses" includes counsel fees.

(d) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(e) "Official capacity" means, when used with respect to a director, the office of director in the Corporation and, when used with respect to a person other than a director as contemplated in Section 5.7, the office in the Corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the Corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 5.2. Authority to Indemnify Directors.

(a) Except as provided Section 5.2(d), the Corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(1) The person conducted himself or herself in good faith; and

(2) The person reasonably believed:

(A) In the case of conduct in an official capacity with the Corporation, that his or her conduct was in the Corporation's best interests; and

(B) In all other cases, that his or her conduct was at least not opposed to the Corporation's best interests; and

(3) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of Section 5.2(a)(2)(B). A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirement of Section 5.2(a)(1).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Section 5.2.

(d) The Corporation may not indemnify a director under this Section 5.2:

(1) In connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation; or

(2) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(e) Indemnification permitted under this Section 5.2 in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 5.3. Mandatory Indemnification of Directors. The Corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 5.4. Advance of Expenses to Directors.

(a) The Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(1) The director furnishes the Corporation a written affirmation of the director's good-faith belief that he or she has met the standard of conduct described in Section 5.2.

(2) The director furnishes the Corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(3) A determination is made that the facts then known to those making the determination would not preclude indemnification under this Article.

(b) The undertaking required by Section 5.4(a)(2) shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) Determinations and authorizations of payments under this Section 5.4 shall be made in the manner specified in Section 5.6.

Section 5.5. Court-Ordered Indemnification of Directors. A director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(1) If the court determines that the director is entitled to mandatory indemnification under Section 5.3, the court shall order indemnification, in which case the court shall also order the Corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(2) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 5.2(a) or was adjudged liable in the circumstances described in Section 5.2(d), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in Section 5.2(d) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 5.6. <u>Determination and Authorization of Indemnification of Directors</u>.

(a) The Corporation may not indemnify a director under Section 5.2 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible under the circumstances because the director has met the standard of conduct set forth in Section

5.2. The Corporation shall not advance expenses to a director under Section 5.4 unless authorized in the specific case after the written affirmation and undertakings required by Sections 5.4(a)(1) and 5.4(a)(2) are received and the determination required by Section 5.4(a)(3) has been made.

(b) The determination required by Section 5.6(a) shall be made:

(1) By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

(2) If a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(c) If the quorum cannot be obtained as contemplated in Section 5.6(b)(1), and a committee cannot be established under Section 5.6(b)(2) if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by Section 5.6(a) shall be made:

(1) By independent legal counsel selected by a vote of the Board of Directors or the committee in the manner specified in Section 5.6(b)(1) or 5.6(b)(2), or, if a quorum of the full Board of Directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

(2) By the shareholders.

(d) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 5.7. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(a) An officer is entitled to mandatory indemnification under Section 5.3 and is entitled to apply for court-ordered indemnification under Section 5.5, in each case to the same extent as a director;

(b) The Corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the Corporation to the same extent as to a director; and

(c) The Corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than is provided in these Bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its Board of Directors or shareholders or by contract.

Section 5.8. Insurance. The Corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the Corporation or who, while a director, officer, employee, fiduciary, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent, whether or not the Corporation would have the power to indemnify the person against the same liability under Section 5.2, 5.3, or 5.7. Any such insurance may be procured from any insurance company designated by the Board of Directors, whether such insurance company is formed under the laws of the State of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has equity or any other interest, through stock ownership or otherwise.

Section 5.9. Notice to Shareholders of Indemnification of Director. If the Corporation indemnifies or advances expenses to a director under this Article in connection with a proceeding by or in the right of the Corporation, the Corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next meeting of shareholders. If the next shareholder action is taken without a meeting at the instigation of the Board of Directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

ARTICLE VI

SHARES

Section 6.1. Certificates. Certificates representing shares of the capital stock of the Corporation shall be in such form as is approved by the Board of Directors and shall be signed by (a) the President or any Vice President, and by (b) the Secretary or an assistant secretary or the Treasurer or an assistant treasurer. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the Corporation. Each certificate representing shares of the Corporation shall state upon its face:

(a) That the Corporation is organized under the laws of the State of Colorado;

(b) The name of the person to whom issued;

(c) The number and class of the shares and the designation of the series, if any, that the certificate represents;

(d) The par value, if any, of each share represented by the certificate; and

(e) Any restrictions imposed by the Corporation upon the transfer of the shares represented by the certificate.

Section 6.2. Transfer of Shares. Transfers of shares shall be made on the books of the Corporation only upon presentation of the certificate or certificates representing such shares properly endorsed by the person or persons appearing upon the face of such certificate to be the owner, or accompanied by a proper transfer or assignment separate from the certificate, except as may otherwise be expressly provided by the statutes of the State of Colorado or by order of a court of competent jurisdiction. The officers or transfer agents of the Corporation may, in their discretion, require a signature guaranty before making any transfer. The Corporation shall be entitled to treat the person in whose name any shares are registered on its books as the owner of those shares for all purposes and shall not be bound to recognize any equitable or other claim or interest in the shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interest.

Section 6.3. Shares Held for Account of Another. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholders who may certify;

(b) The purpose or purposes for which the certification may be made;

(c) The form of certification and information to be contained in such certification;

(d) If the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or the closing of the stock transfer books within which the certification must be received by the Corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

ARTICLE VII
MISCELLANEOUS

Section 7.1. Corporate Seal. The Board of Directors may adopt a seal, circular in form and bearing the name of the Corporation and the words "Seal" and "Colorado," which, when adopted, shall constitute the seal of the Corporation. The seal may be used by causing it or a facsimile of it to be impressed, affixed, manually reproduced, or rubber stamped with indelible ink.

Section 7.2. Fiscal Year. The Board of Directors may, by resolution, adopt a fiscal year for the Corporation.

Section 7.3. Receipt of Notices by the Corporation. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the Corporation when they are received:

(a) At the registered office of the Corporation in the State of Colorado;

(b) At the principal office of the Corporation (as that office is designated in the most recent document filed by the Corporation with the Secretary of State for the State of Colorado designating a principal office) addressed to the attention of the Secretary of the Corporation;

(c) By the Secretary of the Corporation wherever the Secretary may be found; or

(d) By any other person authorized from time to time by the Board of Directors, the President, or the Secretary to receive such writings, wherever such person is found.

Section 7.4. Amendment of Bylaws. These Bylaws may at any time, and from time to time, be amended, supplemented, or repealed by the Board of Directors.

EXHIBIT 2.3

DIRECTOR'S
INDEMNIFICATION AGREEMENT

THIS DIRECTOR'S INDEMNIFICATION AGREEMENT, dated as of January 9, 2002 ("this Agreement"), by and between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (the "Corporation"), and ______________________________ ("Indemnitee").

WHEREAS, highly competent persons are becoming more reluctant to serve corporations as directors or in other capacities unless they are provided with adequate protection through indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Corporation has determined that the inability to attract and retain such persons would be detrimental to the best interests of the Corporation's shareholders and that the Corporation should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Corporation contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Corporation free from undue concern that they will not be so indemnified; and

WHEREAS, Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Corporation on the condition that he or she be so indemnified;

NOW THEREFORE, in consideration of the premises and the covenants contained herein, the Corporation and Indemnitee do hereby covenant and agree as follows:

Section 1. Service by Indemnitee. Indemnitee agrees to serve as director of the Corporation and agrees to the indemnification provisions provided for in this Agreement. Indemnitee may at any time and for any reason resign from such position (subject to any other contractual obligation or other obligation imposed by operation of law), in which event the Corporation shall have no obligation under this Agreement to continue Indemnitee in any such position.

Section 2. Indemnification. The Corporation shall indemnify Indemnitee to the fullest extent permitted by applicable law in effect on the date of this Agreement or as such laws may from time to time be amended. Without diminishing the scope of the indemnification provided by this Section, the rights of indemnification of Indemnitee provided hereunder shall include indemnification in respect of the Corporation's offerings of securities, and shall not be limited to those rights set forth in this Agreement, except to the extent expressly prohibited by applicable law.

Section 3. Action or Proceeding Other Than an Action by or in the Right of the Corporation. Indemnitee shall be entitled to the indemnification rights provided in this Section if he or she is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, other than an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of any other entity or by reason of anything done or not done by him or her in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against expenses (including attorneys' fees), costs, judgements, penalties, fines and amounts paid in settlements actually and reasonably incurred by him or her in connection with such action, suit or proceeding (including, but not limited to, the investigation, defense or appeal thereof), if he or she acted in good faith and in any manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which Indemnitee shall have been finally adjudged to be liable for (i) negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such action of suit was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper or (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder. Notwithstanding the foregoing, the Corporation shall be required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Actions by or in the Right of the Corporation. Indemnitee shall be entitled to the indemnification rights provided in this Section if he or she is a person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of any other entity by reason of anything done or not done by him or her in any capacity. Pursuant to this Section, Indemnitee shall be indemnified against expenses (including attorneys' fees) and costs actually and reasonably incurred by him or her in connection with such action or suit (including, but not limited to, the investigation, defense or appeal thereof), if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no such indemnification shall be made in respect to any claim, issue or matter as to which applicable law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses and costs as such court shall deem proper.

Section 5. Indemnification for Costs, Charges and Expenses of Successful Party. Notwithstanding the other provisions of this Agreement, to the extent that Indemnitee has served as a witness on behalf of the Corporation or has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, or proceeding referred to in Section 3 and Section 4 of this Agreement, or in defense of any claim, issue or matter therein, he or she shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or her on his or her behalf in connection therewith.

Section 6. Partial Indemnification. If Indemnitee is only partially successful in the defense, investigation, settlement or appeal of any action, suit, investigation or proceeding described in Section 3 or Section 4 of this Agreement, and as a result is not entitled under Section 5 of this Agreement by the Corporation for the total amount of the expenses (including attorneys' fees), costs, judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her, the Corporation shall nevertheless indemnify Indemnitee, as a matter of right pursuant to Section 5 of this Agreement, to the extent Indemnitee has been partially successful.

Section 7. Determination of Entitlement to Indemnification. Upon written request by Indemnitee for indemnification pursuant to Section 3 or Section 4 of this Agreement, the entitlement of Indemnitee to indemnification pursuant to the terms of this Agreement shall be determined by the following person or persons who shall be empowered to make such determination: (a) the Board of Directors of the Corporation by a majority vote of a quorum consisting of Disinterested Directors (as defined in Section 17 of this Agreement); or (b) if such a quorum is not obtainable or, even if obtainable, if the Board of Directors by the majority vote of Disinterested Directors so directs, by Independent Counsel (as hereinafter defined) in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee; or (c) by the shareholders. Such Independent Counsel shall be selected by the Board of Directors and approved by the Indemnitee. Upon failure of the Board of Directors to so select such Independent Counsel or upon failure of Indemnitee to so approve, such Independent Counsel shall be selected by a court of competent jurisdiction upon application by the Indemnitee or the Corporation. Such determination of entitlement to indemnification shall be made no later than 60 days after receipt by the Corporation of a written request for indemnification. Such request shall include documentation or information which is necessary for such determination and which is reasonably available to Indemnitee. Any costs or expenses (including attorneys' fees) incurred by Indemnitee in connection with his or her request for indemnification under this Agreement shall be borne by the Corporation. The Corporation hereby indemnifies and agrees to hold Indemnitee harmless therefrom irrespective of the outcome of the determination of Indemnitee's entitlement to indemnification.. If the person making such determination shall determine that Indemnitee is entitled to indemnification as to part (but not all) of the application for indemnification, such person shall reasonably prorate such partial indemnification among such claims, issues or matters.

Section 8. Presumptions and Effect of Certain Proceedings. The Secretary of the Corporation shall, promptly upon receipt of Indemnitee's request for indemnification, advise in writing the Board of Directors or such other person or persons empowered to make the determination as provided in Section 7 that Indemnitee has made such request for indemnification. Indemnitee shall be presumed to be entitled to indemnification under this Agreement and the Corporation shall have the burden of proof in the making of any determination contrary to such presumption. If the person or persons so empowered to make such determination shall have failed to make the requested indemnification within 60 days after receipt by the Corporation of such request, the requisite determination of entitlement to determination shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent actual and material fraud in the request for indemnification. The termination of any action, suit, investigation or proceeding described in Section 3 or Section 4 of this Agreement by judgement, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, in itself (a) create a presumption that Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful or (b) otherwise adversely affect the rights of the Indemnitee to indemnification except as may be provided in this Agreement.

Section 9. Advancement of Expenses and Costs. All reasonable expenses and costs incurred by Indemnitee (including attorneys' fees, retainers and advances of disbursements required of Indemnitee) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding at the request of Indemnitee within twenty days after the receipt by the Corporation of a statement or statements from Indemnitee requesting such advance or advances from time to time. Indemnitee's entitlement to such expenses shall include those incurred in connection with any proceeding by Indemnitee seeking an adjudication pursuant to this Agreement. Such statement or statements shall reasonably evidence the expenses and costs incurred by him or her in connection therewith and shall include or be accompanied by an undertaking by or on behalf of Indemnitee to repay such amount if it is ultimately determined that Indemnitee is not entitled to be indemnified against such expenses and costs by the Corporation as provided by this Agreement or otherwise.

Section 10. Remedies of Indemnitee in Cases of Determination not to Indemnify or to Advance Expenses. In the event that a determination is made that Indemnitee is not entitled to indemnification under this Agreement or if payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 5, 7 and 8, or if expenses are not advanced pursuant to Section 9, Indemnitee shall be entitled to a final adjudication in a court of competent jurisdiction of his or her entitlement to such indemnification or advance. The Corporation shall not oppose Indemnitee's right to seek any such adjudication or any other claim. Such judicial proceeding shall be made de novo and Indemnitee shall not be prejudiced by reason of a determination (if so made) that he or she is not entitled to indemnification. If a determination is made or deemed to have been made pursuant to the terms of Section 7 or Section 8 of this Agreement that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination and is precluded from asserting that such determination has not been made or that the procedure by which such determination was made is not valid, binding and enforceable. The Corporation further agrees to stipulate in any such court that the Corporation is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary. If the court shall determine that the Indemnitee is entitled to any indemnification under this Agreement, the Corporation shall pay all reasonable expenses (including attorneys' fees) and costs actually incurred by Indemnitee in connection with such adjudication (including, but not limited to, any appellate proceedings).

Section 11. Other Rights to Indemnification. The indemnification and advancement of expenses (including attorneys' fees) and costs provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may now or in the future be entitled under any provision of the Corporation's Bylaws, agreement, provisions of the Corporation's Articles of Incorporation, vote of shareholders or Disinterested Directors, provision of law or otherwise.

Section 12. Attorneys' Fees and Other Expenses to Enforce Agreement. In the event that Indemnitee is subject to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication or award in arbitration to enforce his or her rights under, or to recover damages for breach of, this Agreement, Indemnitee, if he or she prevails in whole or in part in such action, shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any actual expenses for attorneys' fees and disbursements reasonably incurred by him or her.

Section 13. Duration of Agreement. This Agreement shall continue until and terminate upon the later of (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described in Section 3 or Section 4 of this Agreement or (b) the final termination of all pending or threatened actions, suits, proceedings or investigations with respect to Indemnitee. This Agreement shall be binding upon the Corporation and its successors and assigns and shall inure to the benefit of Indemnitee and his or her spouse, assigns, heirs, devisees, executors, administrators or other legal representatives.

Section 14. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any paragraphs of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 15. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original, but all of which together shall constitute one and the same agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

Section 16. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction of this Agreement.

Section 17. Definitions.

For purposes of this Agreement:

(a) "Disinterested Director" shall mean a director of the Corporation who is not or was not a party to the action, suit, investigation or proceeding in respect of which indemnification is being sought by Indemnitee.

(b) "Independent Counsel" shall mean a law firm or member of a law firm that neither is presently nor in the past five years has been retained to represent (i) the Corporation or Indemnitee in any matter material to either such party or (ii) any other party to the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or Indemnitee in an action to determine the Indemnitee's right to indemnification under this Agreement.

Section 18. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties to this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 19. Notice by Indemnitee. Indemnitee agrees to notify the Corporation in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification covered under this Agreement, either civil, criminal or investigative.

Section 20. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or if (b) mailed by certified or registered mail with postage prepaid on the third business day after the date on which it is so mailed, to the following addresses:

(a) to Indemnitee:

____
____
____

(b) to the Corporation:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard, Suite 422
Englewood, Colorado 80111
Attention: David M. Summers, President

or to such address as may have been furnished to Indemnitee by the Corporation or to the Corporation by Indemnitee, as the case may be.

Section 21. Other Agreements. This Agreement restates and supersedes, but does not limit or negate, any indemnification, rights or interests of Indemnitee under any prior agreements between the Corporation and Indemnitee.

Section 22. Governing Law. The parties agree that this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, as applied to contracts to be performed solely within the State of Colorado.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement on the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION

By:____________________________________
David M. Summers, President

INDEMNITEE:

____

EXHIBIT 3.1

CONSTRUCTION LOAN AGREEMENT

Loan No. 245913

THIS CONSTRUCTION LOAN AGREEMENT ("Agreement") is entered into as of this _____ day of December, 2002, and evidences the terms and conditions under which COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Bank"), will provide a construction loan to LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (Borrower").

RECITALS:

A. Borrower is the owner of certain real property described as on Exhibit "A" attached hereto (the "Property") and has asked Bank to provide a construction loan of up to Five Million Dollars ($5,000,000.00) to be secured by a first lien on the Property and the improvements located thereon and to be constructed thereon. The total loan proceeds will be made available under the terms of this Agreement for the development of a 188 acre residential and mix-use project on the Property (the "Project").

B. Bank and Borrower contemplate the making of a loan (the "Construction Loan") by Bank to Borrower to refinance the remaining balances of its land acquisition loans and to fund additional pre-platting development costs associated with the Project, as described on Exhibit "B" attached hereto, subject to the terms, conditions and provisions of this Agreement and other related loan documents.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower agree as follows:

1. LOAN ADVANCES AND DISBURSEMENTS. Subject to the provisions of this Agreement, disbursements under the Construction Loan shall be made as follows:

a. Disbursements of loan proceeds shall be made in an aggregate total amount not to exceed Five Million Dollars ($5,000,000.00). Prior to any disbursements being made by Bank, Bank may, at its option, require Borrower to deposit with Bank, to be used for Project and/or loan purposes, as determined by Bank, a sum deemed necessary by Bank to fund any difference between the construction and loan related expenses and the Construction Loan proceeds, which funds may be required at Bank's option to be used for the Project prior to Bank disbursing any funds from the Construction Loan. In the alternative, Bank may waive the deposit requirement, as long as Borrower promptly pays, as and when due, all construction and loan related expenses above the Construction Loan amount, and provides Bank with copies of bills and invoices, along with evidence of full payment. Bank will not be required to make any disbursements of principal at any time Bank, in its reasonable discretion, concludes that the progress of development of the Project is unacceptable in any material respect.

The total cost of the Project includes the cost of acquiring the underlying real property upon which the Project is to be constructed, which must be acquired by Borrower using its own funds and be owned solely by Borrower, free and clear of all liens except liens in favor of Bank.

b. All disbursements and advances shall be requested by Borrower. Said requests shall be made by issuance of a Draw Request Letter from Borrower to Bank. Each Request shall be accompanied by Standard American Institute of Architects Forms (Application and Certificate for Payment) as to description of and percentage of work completed as well as certification that the completed work has been done per the plans and specifications, in a good and workmanlike manner, and in compliance with the cost estimates previously furnished by Borrower to Bank. Bank may further require lien waivers from all contractors, subcontractors and material and labor suppliers, together with certifications from Borrower and the general contractor that all claims for labor and materials furnished prior to all other Draw Request Letters have been paid and discharged in full. In addition, Borrower shall comply with all other terms and requirements under this Agreement. Disbursements and advances will be made by Bank only after Bank has approved (in its sole discretion) a Draw Request Letter and any progress and inspection reports from an independent architect and/or engineer hired by Bank at Bank's option, and at Borrower's expense. Actual disbursements may, at Bank's option, be ten percent (10%) less than the amount requested, which retention shall be held by Bank and disbursed in accordance with subparagraph (i) below. Whether or not an architect/engineer has been hired, Bank shall be entitled to rely on its own inspection reports prior to making any loan disbursement or advance, and Borrower shall pay the cost of Bank obtaining such reports. Draw Request Letters shall be submitted not less than ten (10) days prior to a monthly disbursement date. Disbursements and advances may be made by Bank to Borrower or for the benefit of Borrower and shall be made not more than once each month. Bank may require endorsements to the title policy, updating coverage to at least the total amount disbursed. Bank may at its option hire an escrow agent at Borrower's expense, who shall make disbursements and advances to Borrower and/or third parties pursuant to a written escrow agreement with Bank.

c. At the sole option of Bank, Borrower shall pay for the services of an independent architect/engineer to be chosen by and acceptable to Bank. Borrower will provide such architect/engineer access to the Project and will also provide all items which may reasonably be required for analysis of the construction, compliance with construction requirements, laws, regulations, compliance with plans, specifications, cost breakdowns, contracts, and necessary items for approval of draw requests. Any change orders or requested changes in plans and specifications of a material nature shall also be provided to the architect/engineer concurrent with or prior to a request for Bank's approval. A full set of plans, specifications and contract items shall be provided to the architect/engineer prior to the first draw request.

d. Borrower shall provide Land Title Guarantee Company as issuing agent for Old Republic National Title Insurance Company ("Title Company") all items which might be required by Title Company to insure against liens and update coverage, including lien waivers, draw requests, lien affidavits, invoices, and all other matters as Title Company may require, and copies of such shall be provided to Bank with each draw request.

e. Advances for materials shall be made only when they are in place on site per the plans and specifications, or properly stored on site and secured against theft or vandalism to Bank's reasonable discretion.

f. Upon any breach or default by Borrower under this Agreement, or any other documents executed in connection with the Construction Loan, or at any time Bank determines in its reasonable discretion that the Project is not being constructed and developed substantially in accordance with any plans and specifications, or that requisite and acceptable standards of workmanship are not being met, Bank shall have the right, in addition to declaring the Construction Loan to be in default, to take over and complete in whole or in part such of the construction and development of the Project as Bank may in its sole and absolute discretion deem advisable, and may do the same by and through any agent, contractor, or subcontractor of Bank's choice, and may disburse any part or all of the undisbursed loan proceeds and any other sums deposited, held, pledged or escrowed with or for the benefit of Bank, to be used and disbursed by Bank in payment of the costs, expenses, attorneys' fees, and other costs and fees incurred in, or in connection with, the taking over and full or partial completion, including, but not limited to, reasonable supervision and management fees to Bank. Bank shall further have the rights as specified in other provisions of this Agreement.

g. Although Bank shall have no obligation to advance and disburse Construction Loan proceeds unless and until all terms and conditions this Agreement have been kept, fulfilled and performed, Bank may, in its sole discretion, make advances and disbursements prior to the fulfillment of such terms and conditions, and such advancements and disbursements shall not constitute a waiver of any of Bank's rights hereunder and all such conditions and other requirements shall nevertheless continue in all other circumstances to be strictly and punctually complied with, fulfilled and performed by Borrower.

h. When requested by Bank, and at Borrower's expense, Bank shall obtain a "stem wall" endorsement to Bank's policy of title insurance, in such form as is acceptable to Bank. Such shall be provided, at Bank's option, before Bank is obligated to disburse Construction Loan proceeds for any subsequent work performed at the Project.

i. Prior to the making of the final disbursement and advance from the Construction Loan (i.e., disbursement of the retention referenced in subparagraph (b) above) and prior to payment of any final retention under the construction documents, Borrower and the general contractor shall certify to Bank that all work contemplated by the construction documents and plans and specifications has been completed in accordance with such plans and specifications. Such work shall include all grading, parking lots, improvements, landscaping and all other on-site and off-site improvements, all of which shall be made and completed with first-class materials and in a good, substantial and workman-like manner and shall be equipped with first class equipment. Any work or materials not directly noted in the approved plans and specifications, but necessary for the proper carrying out of the intention hereof, are to be implied and are to be provided for as if specifically described. Incorporation into the improvements of any work, materials or equipment which do not conform to the above-described standards at any time during the course of the work shall be deemed an immediate default. In addition to the other requirements stated herein, Borrower shall furnish to Bank and Title Company final, full and complete labor and material lien waivers from all contractors, subcontractors, and material and labor suppliers representing the aggregate of the entire cost of the Project. In addition, Borrower shall furnish to Bank any and all other documents, certifications, and statements as Bank shall reasonably require in connection with the final advance and disbursement under the Construction Loan.

2. CONDITIONS PRECEDENT TO CONSTRUCTION LOAN. As conditions precedent and material to any obligation of Bank to make advances under the Construction Loan, Borrower, at its sole expense, shall deliver to Bank the following items, each of which shall be subject to Bank's review and approval:

a. Mortgagee Title Insurance. A current commitment for an ALTA Form mortgagee policy of title insurance to be issued in favor of Bank, with endorsements thereto which Bank, in its sole discretion, may require, including but not limited to a Comprehensive Endorsement or its equivalent, insuring Bank's interest in the Property for the full potential amount of the Construction Loan and the priority of the Deed of Trust securing the Note, together with legible copies of the exceptions to title reflected therein. The policy shall be in a form satisfactory to Bank and shall be issued by an insurer approved by Bank prior to the closing of the Construction Loan. The policy shall delete by endorsement the standard exceptions with respect to mechanics' liens; rights of parties in possession; easements not shown by public records; and discrepancies, conflicts in boundary lines, shortage in area, encroachments, and any facts which a correct survey and visual inspection of the Property would disclose. The policy shall show that merchantable record fee simple title to the Property is vested solely in Borrower, subject only to current taxes not yet due and payable and such other matters approved or waived in writing by Bank. The premium for such policy and any endorsements thereto which Bank may require shall be paid by Borrower.

The policy shall be delivered to Bank within thirty (30) days following the closing of the Construction Loan.

b. Governmental Requirements. Obtain and at all times keep in full force and effect such governmental and municipal approvals as may be necessary to comply with all environmental, ecological, and other governmental requirements relating to the Property or the Project, as such requirements may exist from time to time, and Borrower shall submit to Bank proof reasonably satisfactory to Bank that Borrower has obtained all such approvals and that all applicable appeal periods have passed.

c. Taxes. All general real estate taxes and special assessments shall have been paid and discharged and evidence furnished to Bank of such payment, except for general real estate taxes not yet due and delinquent.

d. Costs of Loan. Evidence of payment of all costs, title insurance premiums, charges, survey costs, recording fees and taxes, appraisal fees, architect and engineering fees (for the architect and engineer hired by Bank and the architect and engineer hired by Borrower), counsel fees and any other fees, costs and expenses incurred by Bank or Borrower in connection with the Construction Loan, the Property and the Project.

e. Loan Documents. Execution and delivery to Bank of a Promissory Note and all other documents and agreements required by Bank to evidence or secure the Construction Loan including due on sale or encumbrance provisions (the "Loan Documents"), in form and content acceptable to Bank and its legal counsel.

3. **COMPLETION OF PROJECT**. Borrower agrees to construct and develop the Project in accordance with all applicable laws and regulations, conditions, covenants and restrictions running with the land, zoning laws and ordinances, building, health and safety codes, and all other requirements of regulatory authorities having jurisdiction. Borrower agrees that no personal property of Borrower shall be purchased or installed under any security agreement, lease or other arrangement whereby a security interest, lien, or right is reserved or accrued to any third person or entity to remove or repossess any such items or to claim or assert a lien upon any such property, and Borrower shall, on demand by Bank, procure and deliver to Bank evidence in form satisfactory to Bank that no supplier, vendor or creditor has any such security interest, lien or right.

4. **SIGNS**. Bank may announce publicly and advertise its financing pursuant hereto including the right to erect and maintain signs on the site during the construction period.

5. **BORROWER'S COVENANTS**. Borrower hereby covenants and agrees with Bank that, so long as the Construction Loan remains unsatisfied, Borrower will comply with the following covenants:

a. Borrower will use the proceeds of the Construction Loan only for the purposes hereinabove specified and will furnish the Bank such evidence as it may reasonably require with respect to such use;

b. Borrower will pay or cause to be paid when due, all taxes, assessments, and charges or levies imposed upon it or any of its property or which it is required to withhold and pay over, except where contested in good faith by appropriate proceedings with adequate reserves therefor having been set aside on appropriate books of account;

c. Borrower will not sell, transfer, lease, or otherwise dispose of all or (except in the ordinary course of business) any material part of its assets;

d. Borrower will not mortgage, pledge, grant, or permit to exist any security interest in or lien on the Project other than liens in favor of Bank;

e. Borrower will not furnish Bank any certificate, statement, report, or other document that contains any untrue statement of material fact or that omits to state a material fact necessary to make it not misleading in light of the circumstances under which it is furnished.

6. **EVENTS OF DEFAULT**. The occurrence of any one or more of the following events shall constitute an Event of Default hereunder (subject to any grace periods and notice requirements of the Note):

a. Borrower shall fail to pay the Note as and when due;

b. Borrower shall fail to observe, perform, or comply with any other obligation, covenant, or agreement to be observed, performed, or complied with by it hereunder or under any of the Loan Documents, or other agreements related to the Construction Loan, and such failure shall continue beyond the stated cure period, if any;

c. Any financial statement, representation, warranty, or certificate made or furnished by Borrower to Bank in connection with, this Agreement, or as inducement to Bank to enter into this Agreement, or in any separate statement, certificate, report, or document to be delivered to Bank at any time, shall be materially false, incorrect, or incomplete when made;

d. Borrower shall become insolvent, shall admit an inability to pay debts as they mature, or shall make an assignment for the benefit of creditors;

e. Proceedings in bankruptcy, or for reorganization, or for the readjustment of debts, under the Bankruptcy Act, as amended, or any part thereof, or under any other laws, whether state or federal, for the relief of debtors, now or hereafter existing, shall be commenced by Borrower, or if commenced against Borrower, shall not be dismissed within sixty (60) days of its filing;

f. A receiver or trustee shall be appointed for Borrower or for any substantial part of Borrower's assets, or any proceeding shall be instituted for the dissolution or the full or partial liquidation of Borrower, and such receiver or trustee shall not be discharged within sixty (60) days of his appointment, or such proceeding shall not be dismissed within sixty (60) days of its commencement, or Borrower shall discontinue business or materially change the nature of its business;

g. Borrower shall suffer a final judgment or judgments for payment of money aggregating in excess of Fifty Thousand Dollars ($50,000.00) and shall not discharge the same within a period of thirty (30) days unless, pending further proceedings, execution has been effectively stayed;

h. A judgment creditor of Borrower shall obtain possession of any of the Project by any means, including, but without limitation, levy, execution, distraint, replevin, or self-help, or any lessor shall initiate proceedings to terminate any lease or evict Borrower from any leased premises;

i. Construction of the Project shall be abandoned, or shall be unreasonably delayed or discontinued for a period of thirty (30) days (for reasons other than those beyond the control of Borrower); or

j. Any assignment by Borrower, without Bank's prior written consent, which may be withheld in Bank's sole discretion, of this Agreement or any advance or disbursement hereunder.

Upon the occurrence of an Event of Default, Bank may exercise any and all remedies available to it under the Loan Documents and agreements, Colorado law and this Agreement. Furthermore, Bank may terminate its obligation to make advances under this Agreement, and may declare the entire unpaid principal balance of the Note to be immediately due and payable, together with accrued and unpaid interest on such balance, without further notice to or demand on the Borrower. Then, in any such event, all obligations on the part of Bank to make any further disbursements hereunder shall cease, and if Bank so elects, and the unpaid principal balance of the Note shall become due and payable at the option of Bank, anything herein or in the Note or Loan Documents to the contrary notwithstanding, Bank may at its option advance the proceeds of the Loan or any part thereof to the general contractor, any subcontractor, or any person furnishing labor or material in the construction of the Project for the account of the Borrower, and the sums so paid or advanced shall for the purpose of this Agreement be deemed to have been advanced to Borrower pursuant to the provisions hereof.

7. **ADDITIONAL RIGHTS OF BANK FOLLOWING DEFAULT**. In the event of the occurrence of an Event of Default stated above, which would give Bank the right to refrain from making any further disbursement hereunder, Bank at its option, and whether or not it

exercises any rights under the immediately preceding paragraph, may at any time take possession of the Project, together with all materials, equipment and improvements thereon, whether affixed to the Property or not and perform or cause to be performed such work as Bank deems in its sole discretion to be necessary or advisable with respect to the Project, and may employ watchmen to protect the Project from vandalism or injury. Bank may assume or reject any contracts entered into by Borrower in connection with the Project, and may enter into additional or different contracts for services, labor and for materials in the sole judgment of Bank, and may pay, compromise and settle claims in connection with the Project. If Borrower should fail to pay any taxes, assessments, or water or sewer rents, or if mechanics' or other liens should be filed against the Project, Bank may, at its option, pay the same, it being agreed that any sums so paid or expended in accordance with any of the provisions of this paragraph shall be added to and become a part of the indebtedness of Borrower and may at Bank's option be deducted from any advance then or thereafter becoming due or become an additional advance and be added to the principal balance of the Note. To implement the rights of Bank under this paragraph, Borrower hereby constitutes Bank its true and lawful attorney-in-fact with full power of substitution to perform work on the Project in the name of Borrower and pay all bills and expenses incurred thereby, and hereby empowers Bank as attorney for Borrower as follows: To use any funds of the Borrower, including any balance which may not have been advanced for the purposes of performing work on the Project; to make such improvements as Bank deems in its sole discretion to be appropriate; to employ such contractors, agents, architects and inspectors as shall be required; to pay, settle or compromise all existing bills and claims which may be or become liens against the Project, or as may be necessary or desirable with respect to the Project, or for the clearance of title; to execute all applications, certificates or instruments in the name of Borrower which may be required by any governmental authority or contract; and do any and every act which Borrower might do in its own behalf. It is further understood and agreed that this power of attorney shall be deemed to be a power coupled with an interest and cannot be revoked. Bank, as attorney-in-fact of Borrower, shall also have power to prosecute and defend all action and proceedings in connection with the construction of the Project and to take such action and require such performance under any surety bond or other obligations or to execute in the name of the Borrower such further bonds or obligations as may be reasonably required in connection with the Project. Upon the occurrence of an Event of Default, and Bank entering upon the Project, all materials purchased by Borrower for use in construction shall be and become the property of Bank and shall be deemed to have been delivered to Bank accordingly and upon demand Borrower shall deliver to Bank bills of sale as further evidence thereof. In addition, Borrower agrees at the request of Bank to assign, transfer and set over to Bank by appropriate instrument, in writing, all of Borrower's right, title and interest in and to any contracts, bonds, or other agreements relating to the construction and operation of the Project. Bank may in its discretion, at any time, abandon work on the Project after having commenced such work, and may recommence such work at any time, it being understood that nothing in this paragraph shall impose any obligation on Bank to either complete or not to complete the Project.

8. CONSTRUCTION. The provisions of this Agreement shall be in addition to those of any Loan Document, guaranty, pledge, assignment, security agreement, or other document or instrument, all of which shall be construed as complementary to each other. In the event of any irreconcilable inconsistency, this Agreement shall control over all others except instruments evidencing the Construction Loan. However, nothing herein contained shall prevent

Bank from enforcing any or all guaranties, pledges, security agreements, or other instruments in accordance with their respective terms.

9. FURTHER ASSURANCES. From time to time, Borrower agrees to execute and deliver to Bank such additional documents and to provide such additional information as Bank may reasonably require to carry out the terms of this Agreement, and to keep itself informed of the Borrower's status and affairs.

10. NOTICES. Any notices, requests, demands, or other communications required or permitted by this Agreement shall be in writing and shall be delivered in the manner required in the Deed of Trust.

11. WAIVER AND RELEASE. To the maximum extent permitted by applicable law, Borrower hereby waives the right to assert any setoff or counterclaim or cross-claim in any litigation between it and Bank (without prejudice to any right to assert any such claim in a separate action); and further waives and acknowledges that Bank shall not be liable for any claim or liability for special or consequential damages of any nature whatsoever arising, directly or indirectly, from a breach of this Agreement by Bank.

12. APPLICABLE LAW. The substantive laws of the State of Colorado shall govern the construction of this Agreement, the Note, and all documents contemplated hereby.

13. BINDING EFFECT, ASSIGNMENT, AND ENTIRE AGREEMENT. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties hereto. Borrower has no right to assign any of the rights or obligations hereunder without the prior written consent of Bank. This Agreement and documents executed and delivered pursuant thereto, constitute the entire agreement between the parties, and may be amended only by a writing signed on behalf of each party.

14. SEVERABILITY. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

15. BANK'S INSPECTIONS AND NO RESPONSIBILITY. Any inspections, reports, certifications or approvals received by Bank from any independent architect or engineer or conducted by Bank or any of its officers, agents, employees or independent contractors are made or obtained solely for the benefit of Bank, its successors and assigns, and not in any way for the benefit or protection of Borrower. Borrower shall have no right to rely on any of the same unless specifically authorized to do so in writing from Bank clearly specifying the inspection, report, approval, or certification upon which Borrower may rely. Borrower shall have full responsibility for the final completion of the Project and, except as specifically provided in this Agreement, Bank assumes no responsibility whatsoever for such completion or the obligation of any other party with respect to such completion. Nothing herein shall be construed as establishing a relationship between Bank and any other party except a borrower-lender relationship between Borrower and Bank. This Agreement is made for the sole benefit of

Borrower and Bank, their respective successors and assigns, and no other person or persons shall have any right, remedies or benefits under or by reason of this Agreement, nor shall Bank have a duty to any person to construct the Project, to apply any undisbursed portion of the Loan to claims arising out of construction of the Project, or to exercise any right that Bank has under this Agreement or the Loan Documents. No party or person shall be deemed to be a third party beneficiary to this Agreement. Notwithstanding any approval or review of the plans and specifications or progress of construction by Bank, Bank is not, and shall not be construed to be, liable to any party or person for any damage that may result from any defects in the design or construction of the Project. Borrower hereby agrees to indemnify and save Bank harmless from any and all such liability or claims for such liability and any costs and expenses relating thereto, including reasonable attorney's fees that Bank may incur in defending itself against such claims.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature], Pres.
David M. Summers, Its President

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Bank

By: [signature]
Frank Spano, its Asst. Vice President

EXHIBIT 3.2

BORROWER'S CERTIFICATE

Loan No. 245913

THIS BORROWER'S CERTIFICATE is delivered to COMMERCIAL FEDERAL BANK, a Federal Savings Bank ("Lender"), by LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Borrower"), in connection with a loan (the "Loan") made by Lender to Borrower on an even date herewith. Borrower represents and warrants to Lender as follows:

1. Borrower is a Colorado corporation, duly formed and in good standing under the laws of such state, and is duly authorized to conduct business in the State of Colorado. David M. Summers is the President of the Borrower, and has the authority, acting alone and without the signature of any other officer of Borrower, to sign all of the loan documents on behalf of and thereby bind Borrower.

2. The business of Borrower includes the ownership, development and sale of real property, including the real property described in Exhibit "A" attached hereto (the "Real Property"). Fee simple title to the Real Property is owned by Borrower, free and clear of all liens, claims, encumbrances, security interests, and claims of others, excepting only those revealed in writing to Lender and as set forth in Lender's Title Insurance policy.

3. The principal place of business of Borrower is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, and Borrower's federal tax identification number is 84-1552093.

4. Borrower is not a "foreign person," "affiliate" of a "foreign person," or a "United States intermediary" of a "foreign person" within the meaning of I.R.C. §§ 897 and 1445, the Foreign Investment and Real Property Tax Act, the International Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, the regulations promulgated pursuant to such Acts, or any amendments to such Acts.

5. Borrower is the sole, fee simple owner of the Real Property described in the Deed of Trust.

6. The maximum principal amount that may be advanced on the Note of even date herewith made by Borrower and payable to Lender (the "Note") is Five Million Dollars ($5,000,000.00), a portion of which has been disbursed contemporaneously herewith for the benefit of Borrower.

7. The Note, Construction Loan Agreement and the Deed of Trust of even date herewith made by Borrower and all other instruments evidencing, securing or supporting the Loan have been duly and validly authorized, executed, and delivered and, where applicable, have been or will be duly recorded or filed, and are the legal, valid, and binding obligations of the parties thereto, enforceable strictly in accordance with their respective terms, and no default has occurred in the performance of any obligation under any of the foregoing, and Borrower has no defense, offsets, or counterclaims to the indebtedness evidenced by the documents listed herein.

8. Borrower is not insolvent or bankrupt and there has been no (a) assignment made for the benefit of the creditors of Borrower; (b) appointment of a receiver of Borrower or for the properties of Borrower; or (c) any bankruptcy, reorganization, or liquidation proceeding instituted by or against Borrower.

9. There has been no material adverse change in the representations made or information heretofore supplied by or on behalf of Borrower as to the structure, business operations, prospects, or financial condition of Borrower, except as has been furnished in writing to Lender.

10. At the time of the initial disbursement of principal under the Loan, no part of the Real Property has been taken by the exercise of the power of eminent domain or condemnation and there is no proceeding for such a taking pending or threatened.

11. Borrower warrants and represents to Lender that, to the best of its actual knowledge, the Real Property and the present use thereof complies, in all respects, with all (a) applicable legal and contractual requirements (including, without limitation, any leases) with regard to the use, occupancy, and construction thereof, including, without limitation, any zoning, building, fire safety, air quality, and subdivision laws and ordinances, environmental protection laws and regulations, and rules, regulations, and orders of any governmental agency; (b) building, occupancy, and other permits, licenses, and other approvals; and (c) declarations, conditions, easements, rights-of-way, covenants, and restrictions of record, and there are no violations or alleged or asserted violations of law, municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to the Real Property or any part thereof.

12. Except as previously disclosed to Lender in writing, there is no litigation, arbitration, or other proceeding or governmental investigation pending or threatened against or relating to Borrower or its property, assets, or business, including, without limitation, the Real Property, and there is no basis for any litigation, arbitration, or other proceeding or governmental investigation to Borrower's best knowledge and belief.

13. Each and every document and instrument required to be executed by Borrower to evidence the loan, including this Borrower's Certificate, has been duly and validly authorized, executed, and delivered by Borrower and is in full force and effect and binding upon and enforceable against Borrower in accordance with its respective terms. Attached hereto as Exhibit "B" are true and complete copies of the Articles of Incorporation and Bylaws of Borrower, together with all amendments and assignments. Attached hereto as Exhibit "C" are the documents authorizing David M. Summers, the President of Borrower to execute the Loan Documents and thereby bind Borrower.

14. The Loan constitutes a business loan and not a consumer or personal loan.

15. All representations and warranties contained herein shall survive the disbursement and closing of the Loan without limit.

DATED this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: ______________________________ Pres.
David M. Summers, Its President

EXHIBIT 3.3

PROMISSORY NOTE

$5,000,000.00 Loan No. 245913

1. **BORROWER'S PROMISE TO PAY PRINCIPAL AND INTEREST.** For value received, the undersigned Maker ("Borrower"), promises to pay to the order of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Lender"), at 215 S. Wadsworth Boulevard, Lakeview, Colorado 80226, or at such other place as Lender of this Note may from time to time designate, the principal sum of Five Million Dollars ($5,000,000.00), or so much thereof as is advanced and unpaid during the term of this Note, with interest from the date hereof on the unpaid principal balance at the initial interest rate of five and three-fourths percent (5.75%) per annum (the "Initial Rate"), interest only payable in monthly installments based upon interest accrued for each preceding calendar month, with payments beginning on January 1, 2003, and continuing on the first day of each and every month thereafter to and including June 30, 2004 (the "Due Date"). The interest rate will be adjusted each time there is a change in the "Prime Rate" as published in the Money Rates section of *The Wall Street Journal*, and the adjusted rate shall be equal to the sum of (i) the Prime Rate, plus (ii) the number one percent (1.00% or 100 basis points). Notwithstanding the foregoing, no adjusted interest rate shall be less than five and three-fourths percent (5.75%) per annum. In the event the Prime Rate is less than 4.75%, the interest rate shall be 5.75%. On the Due Date, as applicable, any unpaid principal, interest and all other sums due under this Note shall be paid in full.

2. **SECURITY.** This Note is and will be secured by a Deed of Trust, a Construction Loan Agreement, and other instruments, agreements, and documents which grant and/or will grant Lender security interests in, among other things, a residential and mix-use development tract to be constructed on 188 acres located in Loveland, Larimer County, Colorado (the foregoing are collectively referred to as "Loan Documents" and the collateral encumbered by the Loan Documents is referred to as the "Property"). The obligations, covenants and agreements of each and every of the Loan Documents are hereby made a part of this Note to the same extent and with the same effect as if they were fully set forth herein, and Borrower does hereby agree to perform and keep each and every obligation, covenant and agreement set forth in this Note and in the other Loan Documents. This Note shall evidence, and the Loan Documents shall secure, the indebtedness described herein, any future loans or advances that may be made to or on behalf of Borrower by Lender at any time or times hereafter under the Loan Documents, and any other amounts required to be paid by Borrower under the Loan Documents, and any such loans, advances or amounts shall be added to the indebtedness evidenced by this Note, and shall bear interest at the interest rate then effective and as subsequently adjusted, unless a greater rate is expressly provided for in this Note or the other Loan Documents.

3. **REQUIRED PRINCIPAL REDUCTIONS UPON SALE OF LOTS.** Borrower shall pay to Lender a principal reduction payment pursuant to the terms and requirements of Paragraph 35 of the Deed of Trust in the amount set forth therein.

4. **INTEREST RESERVE.** A portion of the principal that may be advanced by Lender hereunder, namely, $200,000.00, shall be available to Borrower as an "interest reserve,"

which Borrower may draw upon, at Borrower's request, to be used for payment of the monthly interest that accrues hereunder. Borrower may draw upon the interest reserve, provided that Borrower is not in default in any of its obligations under this Note or other Loan Documents, until such time as the amount allocated for the interest reserve has been fully disbursed to Lender for payment of accrued interest under this Note.

5. **NOTICE.** Except as may be otherwise specified in this Note, any notices required to be given hereunder shall be given in the manner specified in the Deed of Trust, Assignment of Rents and Security Agreement ("Deed of Trust") made on an even date herewith with reference to securing the obligations of this Note.

6. **CREDITING OF PAYMENTS.** Each monthly interest payment in any amount received by Lender shall be credited as of its due date, without regard to its date of receipt by Lender, to interest then due. Lot release payments shall be credited to principal, and interest shall cease upon the principal so credited as of the date that such credit is made.

7. **DEFAULT BY BORROWER.** A default shall exist hereunder and under the Loan Documents if:

a. Any payment or sum required by this Note or the Loan Documents is not paid or made when due; or

b. Borrower fails to perform any other obligation required under this Note or the Loan Documents, or does any act or allows any condition to occur or exist which is prohibited under this Note or the Loan Documents; or

c. Borrower fails to comply with any other agreement in any of the documents and agreements forming a part of the transaction of which this Note is a part, including the Loan Documents; or

d. Any representation or warranty made herein or in any of the Loan Documents, or otherwise in connection with the application for or making of this loan, proves to be untrue or Borrower has omitted or failed to disclose a material fact to Lender at any time prior to the date of this Note which if disclosed would have had a significant impact on Lender's decision whether to approve the loan evidenced by this Note and the Loan Documents; or

e. The commencement by or against Borrower of any proceedings under any bankruptcy or similar law for the relief of debtors of the United States or any state or the appointment of any receiver, trustee, assignee for the benefit of creditors, conservators or similar parties for the Borrower or any of its property; or

f. Borrower shall fail at any time to effectively manage and develop the Property itself, or if there occurs a failure to comply with any laws, regulations and ordinances regarding the employment and payment of persons engaged in the management or development of the Property; or

g. An assignment, transfer, conveyance, or relinquishment by Borrower of any of the rights or obligations under this Note; or

h. The Property is impaired, pledged, or transferred in whole or in part such that the first lien security of Lender is diminished, altered, impaired or encumbered, such as by failure of Borrower to pay real property taxes prior to delinquency.

Provided, however, that such failure or other condition continues without being fully cured for thirty (30) days after written notice of such default to Borrower, except that a grace period of twenty (20) days after written notice will apply to a default under subsection (a) above. If a default that is subject to a thirty day right to cure period after written notice of default cannot be accomplished with due diligence within such thirty day period, and Borrower commences efforts to cure the default promptly after written notice of default is given by Lender, Lender agrees to extend the grace period by a reasonable amount of time to give Borrower additional time to pursue such cure with continued due diligence, provided that Lender shall not be obligated to provide an extension longer than a period deemed reasonable by Lender under the circumstances or that would or could result in any rights or remedies of Lender being barred or impaired by any statute of limitations, statute of repose, or any other legal or equitable law or theory which would or could bar or impair Lender's rights or remedies.

8. **DEFAULT RATE.** Upon the occurrence of any default hereunder which is not cured within any applicable grace period, interest shall accrue, from the date such grace period expires, at the then applicable rate, as it may change from time to time, plus the number five percent (5%).

9. **ACCELERATION.** The entire outstanding balance of principal, interest and any other amounts owed shall become immediately due and payable upon any uncured default, no further notice or demand of Lender being required.

10. **LATE CHARGE.** Borrower agrees: (a) to pay immediately to Lender without demand in the event any installment or other payment or sum is not actually received by Lender within fifteen (15) days after its due date, and without regard to the date as of which such payment is credited, an amount equal to the equivalent of five percent (5%) of the installment or other payment or sum due; (b) that it would be impractical or extremely difficult to fix Lender's actual damages in the event that any installment, payment or sum shall not be paid when due; and (c) that such amount shall be presumed to be the amount of damages for such late payment. This paragraph and the amount which it provides shall not limit Lender's right under this Note, the Deed of Trust securing it, or otherwise, to compel prompt performance hereunder and thereunder.

11. **PREPAYMENT PRIVILEGE.** Borrower may prepay all or any portion of the principal of this Note at any time, without prepayment premium.

12. **NOTE PAYABLE IN U.S. DOLLARS.** Principal, interest and all charges are payable in lawful money of the United States.

13. **ASSUMABILITY OF THIS NOTE.** If this Note, any Loan Documents or any Property encumbered by such Loan Documents is assumed, assigned or conveyed by Borrower in whole or in part, or upon a sale, assignment or conveyance (whether voluntary or involuntary) of all or a portion of the Property described in the Loan Documents or of any ownership interest in Borrower, or upon the occurrence of any other transaction or event referenced in Paragraph 20 of the Deed of Trust, or if any attempt is made to do or perform any of the foregoing, this Note shall automatically and without notice from Lender at Lender's option be deemed to be in default, and Lender may declare all unpaid principal, interest and other sums under this Note to be immediately due and payable in full. The foregoing acceleration shall not be applicable in the case of:

(i) Sales or transfers for fair market consideration of fixtures or any routine personal property used in the operation of the Property, provided that such sales or transfers are incidental to the replacement of like fixtures and personal property of newer and better quality and condition; and

(ii) Transfer or assignment of beneficial interests in Borrower by devise or descent or by operation of law upon the death of a member of Borrower; and

(iii) Sales of individual lots made in accordance with the terms and requirements of Paragraph 35 of the Deed of Trust.

If Lender consents (which consent may be withheld in Lender's sole discretion) to an assignment, conveyance or assumption of this Note, or to a sale or conveyance of all or a portion of the Property, or to an assignment or conveyance of any ownership interest in Borrower, except as expressly permitted above (as to which consent shall not be required), said consent may be upon the following terms (and others as determined by Lender in its sole discretion): (a) buyer or assignee submits a credit and management application which is approved by Lender under its applicable underwriting guidelines and policies; (b) buyer or assignee executes a written assumption agreement in form and content as prepared by Lender including all obligations of Borrower in connection with all the Loan Documents; (c) buyer pays Lender an assumption fee equal to one percent (1%) of the unpaid principal balance of this Note; (d) Borrower, buyer or assignee pays to Lender on demand all costs and expenses including, but not limited to, credit report fees, title insurance premiums, recording fees and attorneys' fees incurred by Lender in connection with the transaction; and (e) Lender may modify the interest rate and loan terms as conditions of such consent.

14. **MAXIMUM INTEREST.** In no event whatsoever shall the amount paid, or agreed to be paid, to Lender for the use, forbearance or retention of the money loaned hereunder ("Interest") exceed the maximum amount permissible under applicable law. If the performance or fulfillment of any provision hereof or of the Deed of Trust or any other Loan Documents or other agreement between Lender and Borrower shall result in Interest exceeding the limit for interest prescribed by law, then the amount of such Interest shall be reduced to the maximum rate

which may lawfully be charged or collected by Lender. If, from any circumstances whatsoever, Lender should receive as Interest an amount which would exceed the highest lawful rate, the amount which would be excessive Interest shall be applied to the reduction of the principal balance owing hereunder (or, at the option of Lender, be paid over to Borrower) and not to the payment of Interest.

15. **COSTS OF COLLECTION AND/OR ENFORCEMENT.** Borrower, together with all sureties, endorsers, and guarantors of this Note, if any, jointly and severally promise to pay: (a) all reasonable costs and expenses of enforcement and/or collection, including without limitation, reasonable attorneys' fees, in the event this Note or any portion of this Note after default is placed in the hands of attorneys for enforcement and/or collection and such is effected with or without suit; (b) reasonable attorneys' fees, as determined by the judge of the court if such determination is required by law, and all other reasonable costs, expenses and fees incurred by Lender in the event suit is instituted to collect or enforce this Note or any portion of this Note; (c) all reasonable costs and expenses provided for in the Deed of Trust, in the Loan Documents, or in any other instrument given as security for this Note and/or incurred by or on behalf of Lender in connection with collecting or otherwise enforcing any right of Lender under this Note, the Deed of Trust, the Loan Documents, or any other instrument given as security for this Note; and (d) all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees incurred by Lender in connection with any bankruptcy, insolvency or reorganization proceeding or receivership in which Borrower is involved, including, without limitation, reasonable attorneys' fees incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

16. **CERTAIN WAIVERS.** Borrower waives diligence, demand, presentment for payment, exhibition of this Note, protest, notice of protest, notice of dishonor, and any and all exemption rights against the indebtedness evidenced by this Note, and agrees to any and all extensions or renewals from time to time without notice and to any partial payments of this Note made before or after maturity and that no such extension, renewal or partial payment shall release Borrower from the obligation of payment of this Note or any installment of this Note, and consents to offsets of any sums owed to Borrower by Lender at any time.

17. **EXERCISE OF RIGHTS.** No single or partial exercise by Lender, or delay or omission in the exercise by Lender, of any right or remedy under this Note, the Deed of Trust, or Loan Documents or authorized by law shall preclude, waive or limit the exercise thereof, any other or further exercise thereof, or the exercise of any right or remedy. Lender shall at all times have the right to proceed against Borrower and/or any portion of, or interest in, the Property secured by the Deed of Trust and Loan Documents securing the Note in such manner as Lender may deem fit, without waiving any other rights or remedies with respect to the Property, any portion thereof, or interest therein.

18. **NO MODIFICATIONS.** This Note may not be changed, amended or modified, except in a writing expressly intended for such purpose and executed by Borrower and Lender.

19. **GOVERNING LAW.** The loan contract between the parties, including this Note, the Instrument, and any other obligation which the Instrument secures, is made pursuant to

and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

20. CONSTRUCTION. The words "Borrower" and "Lender" shall be deemed to include the respective successors and assigns of each, and shall denote the singular and/or plural, and the masculine and/or feminine, and natural and/or artificial persons, whenever and wherever the context so requires. The captions herein are inserted only for convenience of reference and in no way define, limit or describe the scope or intent of this Note or any particular paragraph or section hereof, or the proper construction thereof.

21. TIME OF THE ESSENCE. Time shall be of the essence in this Note with respect to all of Borrower's obligations hereunder.

22. USE OF LOAN PROCEEDS. Principal initially advanced by Lender under this Note shall be disbursed in part to pay acquisition, development and infrastructure costs for the Property.

23. CONSENT TO RELIEF FROM STAY. Borrower hereby agrees that in the event on or before the date all sums under this Note are paid in full to Lender, Borrower (by Borrower's own action or the action of any member or creditors), (i) files with any bankruptcy court of competent jurisdiction or is the subject of any petition for relief under Title 11 of the U.S. Code, as amended, (ii) is the subject of any order for relief issued under such Title 11 of the U.S. Code, as amended, (iii) files or is the subject of any petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or other relief for debtors, which, in the case of an involuntary proceeding, is not dismissed within sixty (60) days after original filing of the proceeding, (iv) seeks, consents to, or acquiesces in the appointment of any trustee, receiver, conservator, or liquidator, or (v) is the subject of any order, judgment, or decree entered by any court of competent jurisdiction approving a petition filed against such party for any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or relief for debtors, then all sums under this Note shall thereupon be deemed to be immediately due and payable in full, and Lender shall thereupon be entitled to relief from any automatic stay imposed by Section 362 of Title 11 of the U.S. Code, as amended, or otherwise, on or against the exercise of the rights and remedies otherwise available to Lender as provided in this Note and in all other documents made to secure the obligations under this Note, and as otherwise provided by law, and Borrower hereby waives the benefits of such automatic stay and consents and agrees to raise no objection to such relief.

24. SEVERABILITY. If any provision hereof should be held unenforceable or void, then such provision shall be deemed separable from the remaining provisions and shall in no way affect the validity of this Note, except that if such provision relates to the payment of any monetary sum, then Lender may, at its option, declare the indebtedness evidenced hereby immediately due and payable.

EXECUTED this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature] Pres.
David M. Summers, Its President

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

On this 31 day of December, 2002, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, the President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower.

[signature]
Notary Public
My Commission Expires:____________________

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires Nov. 17, 2006

EXHIBIT 3.4

SECURITY AGREEMENT

Loan No. 245913

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, whose address is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 ("Debtor"), hereby grants to COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, whose address is 215 S. Wadsworth Boulevard, Lakeview, Colorado 80226 ("Secured Party") a security interest in that property described in Exhibit "B" attached hereto and incorporated herein by this reference, together with all additions, accessions, and substitutions thereto or therefor and all similar property hereafter acquired by Debtor ("Collateral"). Proceeds of the Collateral are also covered, but this shall not be construed to mean that Secured Party consents to any sale of such Collateral.

This security interest is given to secure: (1) payment of that certain Promissory Note of even date herewith executed by Debtor in favor of Secured Party in the principal sum of up to Five Million Dollars ($5,000,000.00), with principal and interest thereon payable as provided therein ("Note"); (2) all expenditures by Secured Party for taxes, insurance, repairs to, and maintenance of the Collateral; (3) all costs and expenses incurred by Secured Party in the collection and enforcement of this Security Agreement, the Note, and any other indebtedness or obligations owed by Debtor to Secured Party; and (4) the performance of all obligations of Debtor under any other agreement, document, or instrument evidencing, securing, or relating to the Note.

A. DEBTOR EXPRESSLY WARRANTS AND COVENANTS TO SECURED PARTY THAT:

1. Ownership Free of Encumbrances. Except for the security interest granted hereby, Debtor now owns the Collateral free from any prior lien, security interest, or encumbrance, and Debtor will defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein.

2. Financing Statements. No financing statement covering the Collateral or any proceeds thereof is on file in any public office or has heretofore been executed by Debtor. Debtor consents to Secured Party filing of record one or more financing statements in a form satisfactory to Secured Party, describing the Collateral as attached on Exhibit "B" or in any lesser scope or with greater detail than such description.

3. Insurance. Debtor will insure the Collateral in a manner as is customary in Borrower's business for property of the nature of the Collateral with companies acceptable to Secured Party against such casualties and in such amounts as Secured Party shall require from time to time. All insurance policies shall be written for the benefit of Debtor and Secured Party as their interests may appear, and such policies or certificates evidencing the same shall be furnished to Secured Party. All policies of insurance shall provide at least thirty (30) days prior written notice of cancellation to Secured Party.

4. Maintenance. Debtor will keep the Collateral in good condition and free from other liens and security interests, will pay promptly all taxes and assessments with respect thereto, and will not use the Collateral illegally to jeopardize or encumber the same. Secured Party may examine and inspect the Collateral at any time, wherever located.

5. Reimbursement for Expenses. At its option, Secured Party may discharge taxes, liens, security interests, or other encumbrances of any nature whatsoever on the Collateral and may pay for the repair of any damage to the Collateral, the maintenance and preservation thereof, and for insurance thereon. Debtor agrees to reimburse Secured Party on demand for any payments so made and, until such reimbursement, the amount of any payment, with interest thereon at the default rate specified in the Note or the highest applicable legal rate, whichever is lesser, from the date of payment until reimbursement, shall be added to the indebtedness owed by Debtor under the Note and shall be secured by this Security Agreement and all other agreements, documents, and instruments securing the Note. Failure of Debtor to pay such sums shall constitute a default by Debtor under this Security Agreement.

6. Change of Place of Business or Location of Collateral. Debtor will immediately notify Secured Party in writing of any change in Debtor's place of business, and, except as permitted under any other agreement, document, or instrument securing the Note, Debtor will not permit any of the Collateral to be removed from the real property described in Exhibit "A" attached hereto without the prior written consent of Secured Party.

7. Debtor's Office. The office where the records concerning all of the Collateral and the rights herein assigned are kept is at Debtor's address shown hereinabove, and Debtor will immediately notify Secured Party in writing of any discontinuance or any change of location in the place of business where the records concerning said Collateral and rights are kept.

8. Audit. Debtor will, at all times, maintain accurate books and records covering the Collateral. Secured Party is hereby given the right and privilege of auditing the books and records of Debtor relating to said Collateral at any time and from time to time as Secured Party deems proper.

9. Collection of Contracts. Upon default under the Note or any other agreement, document, or instrument securing the Note, Secured Party shall have the right to notify the account and contract debtors obligated on any or all of the Collateral to make payment thereof directly to Secured Party and Secured Party may take control of all proceeds of any such Collateral, which rights Secured Party may exercise at any time or from time to time when Debtor is in default. Until such time as Secured Party elects to exercise such rights, Debtor is authorized, as agent of Secured Party, to collect and enforce all such contracts and accounts receivable. The cost of such collection and enforcement, including attorneys' fees and expenses, shall be borne solely by Debtor, whether the same is incurred by Secured Party or Debtor.

10. Expenses. Debtor shall be liable for and agrees to pay to Secured Party any and all reasonable expenses incurred or paid by Secured Party in protecting or enforcing its rights under this Security Agreement including, without limiting the generality of the foregoing, reasonable attorneys' fees and legal expenses and all expenses of retaking, holding, preparing for sale, advertising, and selling the Collateral.

B. EVENTS OF DEFAULT. Debtor shall be in default under this Security Agreement upon the happening of any of the following events or conditions:

1. Performance. Default in the payment or performance of any obligation, covenant, or liability contained or referred to herein or in the Note or in any other agreement, document, or instrument evidencing, securing or relating to the Note if not cured within any applicable cure period.

2. Representations. If any warranty, representation, or statement made or furnished to Secured Party by or on behalf of Debtor proves to have been false in any material respect when made or furnished.

3. Default in the Obligations. Any event which results in the acceleration of the maturity of any indebtedness of Debtor under any indenture, agreement, or undertaking secured by the Property.

4. Damage to Collateral. Loss, theft, substantial damage, or destruction to, or of, any of the Collateral for which insurance can be obtained and which is not covered by insurance in amounts satisfactory to Secured Party.

5. Sale or Encumbrance of Collateral. Unauthorized sale or encumbrance of any of the Collateral or the making of any levy, seizure, or attachment of, or on, any of the Collateral.

6. Bankruptcy. Failure of Debtor to generally pay its debts as they become due, or if Debtor shall file in any court pursuant to any statute, either of the United States or of any state, a petition in bankruptcy or insolvency, or for reorganization, or for the appointment of a receiver or trustee of all or a substantial portion of Debtor's property, or if Debtor makes any assignment for or petitions for or enters into an arrangement for the benefit of creditors, or if a petition in bankruptcy is filed against Debtor which is not discharged within sixty (60) days thereafter.

C. REMEDIES. Upon such default and at any time thereafter Secured Party may declare all obligations secured hereby immediately due and payable and may proceed to enforce payment of the same and exercise any and all of the rights and remedies provided by the Uniform Commercial Code as enacted in the State of Colorado, as well as all other rights and remedies possessed by Secured Party under any other agreement, document, or instrument with Debtor, or in law or equity. Secured Party may require Debtor to assemble the Collateral, including, without limitation, all books and records involving contract rights or accounts receivable, and make it available to Secured Party at any place to be designated by Secured Party which is reasonably convenient to both parties. Unless the Collateral is perishable or threatens to decline speedily in value or is of the type customarily sold on a recognized market, Secured Party will give Debtor a reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of Debtor shown at the beginning of this Security Agreement at least ten (10) days before the time of sale or disposition.

D. REMEDIES CUMULATIVE. Secured Party's remedies herein provided for are cumulative and not exclusive of any remedies that may otherwise be provided in equity or law.

E. ENFORCEMENT OF REMEDIES. This Security Agreement and all of Secured Party's rights and remedies herein provided shall survive and shall in no way be affected or invalidated by any foreclosure proceeding or other actions commenced by Secured Party to enforce any of Secured Party's rights under any other agreement, document, or instrument evidencing, securing, or relating to the Note or this Security Agreement, whether such proceedings or actions result in foreclosure against any of Debtor's real property, acceptance of a deed in lieu of foreclosure, transfer of title to any of the Collateral, or any other realization by Secured Party against any of Debtor's property or the Collateral.

F. SECURED INTERESTS. Debtor hereby collaterally assigns, transfers, and grants to Secured Party all of Debtor's right, title, and interest in and to all of the Collateral, whether Debtor acquired or acquires such right, title or interest before or after the date of this Security Agreement, and whether Debtor acquired or acquires such right, title, or interest before or after the occurrence of any event of default by Debtor hereunder.

G. WAIVER. No delay or omission on the part of Secured Party in exercising any right or remedy hereunder shall operate as a waiver of such right or remedy or of any other right or remedy under this Security Agreement. A waiver on one occasion shall not be construed as a bar to or waiver of any such right and/or remedy on any future occasion.

H. LIMITATION OF LIABILITY AND INDEMNIFICATION. Secured Party shall not be liable for the failure to enforce any contract right or for any act or omission on the part of Secured Party, nor shall Secured Party be liable for any damage, loss, or expense resulting from or in any way connected with any default by Debtor in the performance of Debtor's duties or obligations under any of the Collateral, except for gross negligence or intentional misconduct. Debtor shall indemnify and hold Secured Party, its directors, officers, agents, and employees harmless from any and all loss or damage Secured Party, its directors, officers, agents, or employees may suffer as a result of claims, demands, costs, or judgments against any or all of the aforementioned parties, including, without limiting the generality of the foregoing, attorneys' fees, arising from Debtor's default under this Security Agreement. Further, Debtor shall defend against any claims brought or actions filed against Secured Party, its directors, officers, agents, or employees in connection with this Security Agreement or with respect to the subject of the indemnity set forth in this Paragraph H, and shall reimburse Secured Party, its directors, officers, agents, and employees for any expenses, attorneys' fees, or costs incurred in the enforcement of any part of this Security Agreement.

I. SEVERABILITY. Invalidation of any provision or of any paragraph, sentence, clause, phrase, or word herein for any reason or to any extent by a court of competent jurisdiction shall not affect the validity of the remainder of this Security Agreement. Further, the parties mutually agree that this Security Agreement is not intended to and shall in no manner change, alter, or affect the terms, covenants, or conditions of the Note or any other agreement, document, or instrument executed by Debtor in connection with the Note, this Security Agreement being intended to supplement and further enlarge (and not to diminish, restrict, or impair) the rights of Secured Party under and by virtue of any of the above-mentioned agreements, documents, and instruments.

J. BINDING EFFECT. The terms of this Security Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

K. GOVERNING LAW. The provisions of this Security Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

EXECUTED and delivered this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature], Pres.
David M. Summers, Its President

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Secured Party

By: [signature]
Frank Spano, Its Asst. Vice President

EXHIBIT "A"

LEGAL DESCRIPTION

PARCEL A: Lots 1-20, Block 2, Lots 1-8, Block 3, Lots 1-7, 12 and 13, Block 4, Replat of Tract B, Boyd Lake North First Addition, City of Loveland, County of Larimer, State of Colorado

PARCEL B: Tracts 1, 2, 3, 4, 7, 10 and Tract 6 except that portion as conveyed by deed recorded at reception No. 97022100, Boyd Lake North First Addition, Replat of Tracts C, D, E, F and G, City of Loveland, Larimer County, Colorado

PARCEL C: Tracts A, B and C, Replat of Tract B, Boyd Lake North First Addition to the City of Loveland, County of Larimer, State of Colorado and Tract A, Boyd Lake First Subdivision, City of Loveland, County of Larimer, State of Colorado

EXHIBIT "B"

DESCRIPTION OF COLLATERAL

Debtor does hereby grant Secured Party a security interest in the Collateral referred to in this Security Agreement, which consists of the following described property, together with all other personal property and equipment, of whatever nature or kind, now owned or subsequently acquired by Debtor, including all substitutions, accessions, repairs, replacements and additions thereto (including the proceeds of sales thereof), and all products thereof, whether installed, affixed, attached, kept or situated on, to or at the Real Property (the "Property") described in this Security Agreement and used, acquired, or produced in connection with the operation of the improvements, and such Collateral includes, but is not limited to:

1. All structures, improvements, fixtures, and appurtenances now or hereafter placed thereon, including, but not limited to, all fixtures, apparatus, machinery, equipment, building materials, appliances and goods of every nature whatsoever now or hereafter located in, or on, or used, or intended to be used in connection with said Property, including, but not limited to, those for the purposes of supplying or distributing gas, electricity, water, and other services; and all related machinery and equipment whether affixed thereon or incorporated therein.

2. All royalties, minerals, oil and gas rights and profits, rights to sewer and water taps, water and water rights (whether or not appurtenant) owned by Debtor and shares of stock pertaining to such water or water rights, ownership of which affects said Property.

3. Any and all awards, including interest, previously and hereafter made to Debtor for taking by condemnation or eminent domain of the whole or any part of the Property or any easements therein.

4. All of Debtor's interest in the following as owned by Debtor and used in connection with the Property:

(a) All existing and future leases, rents, issues and profits and all security deposits from tenants, lessees or other space-occupiers;

(b) All policies of insurance and all proceeds, loss payable clauses and premium refunds and all claims relating thereto;

(c) All operating, management, or construction agreements; and

(d) All architectural plans and specifications for improvements and infrastructure of the Property.

EXHIBIT 3.5

UNCONDITIONAL GUARANTY OF PAYMENT AND PERFORMANCE

Loan No. 245913

THIS GUARANTY is executed this 31st day of December, 2002, by DAVID M. SUMMERS, whose address is 5251 DTC Parkway #1135 Englewood CO 80111 (hereinafter referred to as "Guarantor"), in favor of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, whose address is 13220 California Street, Omaha, Nebraska 68154 (hereinafter referred to as "Lender").

RECITALS:

A. Lender is entering into a loan transaction with LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (hereinafter referred to as "Borrower"), whereby Borrower could borrow the sum of up to Five Million Dollars ($5,000,000.00) pursuant to a Promissory Note ("Note") executed or to be executed by Borrower and secured by, among other documents, a Deed of Trust, Assignment of Rents, and Security Agreement ("Deed of Trust") in favor of Lender; and

B. Under the terms of the Note, interest may accrue and be added to principal of the Note; and

C. Guarantor is financially and personally interested in the success of Borrower, and by reason thereof and to induce Lender to make such loan, and in consideration of Lender actually making such loan to Borrower, is willing to guarantee payment of the Note under the terms hereof.

NOW, THEREFORE, for value received, Guarantor agrees as follows:

1. Guarantor hereby absolutely and unconditionally guarantees to Lender, its successors and assigns, prompt payment as and when due of the Note, including all principal, interest (both contract rate and default rate) and additional charges thereunder. Guarantor further absolutely and unconditionally guarantees to Lender prompt and complete performance of all terms, conditions and obligations of Borrower under the Deed of Trust and all other loan documents of Borrower to Lender. This Guaranty is a continuing guaranty of payment and performance by Guarantor.

2. Guarantor expressly waives all notices to which Guarantor might otherwise be entitled in connection with this Guaranty, including notice of acceptance of this Guaranty, notice of any extension of time for payment of the debt guaranteed or any part thereof, notice of demand for payment, notice of default, notice of nonpayment, and notice of protest. Guarantor further waives any rights of presentment and of protest.

3. Guarantor further waives any defense to enforcement of this Guaranty based upon any legal disability of Borrower to incur the debt, or based upon the genuineness, validity, regularity or enforceability of the Note or the Deed of Trust or any other documents securing or evidencing the loan, or any other circumstances which might otherwise constitute a legal or equitable defense or that would otherwise discharge a surety or guarantor, including any defenses related to impairment of collateral, as long as the guaranteed debt is not fully discharged.

4. Guarantor agrees that the liability of Guarantor shall not be released, diminished, impaired, reduced or affected by:

(a) The taking or accepting of any other security or guaranty for the Note;

(b) Any full or partial release, withdrawal, waiver, surrender, exchange, substitution, subordination, loss or other modification of any other security or guaranty at any time existing in connection with the Note; any full or partial release of the liability of any guarantor under any other instrument had or to be had in connection with or as security for the Note; or the death, insolvency, bankruptcy, disability, or lack of corporate power of Borrower, any guarantor, or any party at any time liable for the payment of any part or all of the Note, whether now existing or hereafter occurring;

(c) Any renewal, extension, modification or consolidation of the payment of any part or all of the Note or the performance of any covenant contained in any instrument had or to be had in connection with or as security for the Note, either with or without notice to or consent of Guarantor or any adjustment, indulgence, forbearance or compromise that may be granted or given by Lender to any party;

(d) Any neglect, delay, omission, failure, or refusal of Lender to take or prosecute any action for the collection of the Note;

(e) Any dissolution, merger, or change of form of ownership of Borrower or the sale or other transfer by Borrower of all or any part of the security for the Note; or

(f) Any other action permitted under the terms of the Note.

5. Upon the occurrence of any default under any Note or any other document evidencing or securing any Note, which is not cured within any applicable cure period or in the event any proceedings are commenced by or against any Borrower or against its successors, assigns or grantees of the property secured by any Deed of Trust for any relief of debtors, readjustments of debt, reorganization, arrangements, compositions or extensions, Lender may immediately enforce this Guaranty against Guarantor, without the necessity of pursuing any right or remedy against any Borrower or under any Deed of Trust or any other instrument now or hereafter securing the Note.

6. Guarantor agrees to pay all reasonable expenses incurred in enforcing the terms of this Guaranty, including reasonable attorneys' fees, and in the event any action is brought to enforce this Guaranty, such reasonable expenses shall be included in any judgment rendered.

7. The liability of Guarantor shall be joint and several under this Guaranty with any present or future guarantor and with Borrower. Lender may pursue its rights against Borrower and/or any one or more guarantor, either individually or collectively, and may be enforced against both the individual (separate) and the property of Guarantor. Guarantor has unconditionally delivered this Guaranty to Lender, and the failure to sign any other guaranty by any other person shall not discharge the liability of Guarantor.

8. Any indebtedness or obligation of Borrower now or hereafter held by Guarantor is hereby subordinated to the indebtedness and obligations of Borrower under the Note and Deed of Trust to Lender.

9. This Guaranty shall inure to the benefit of Lender and its successors, assigns, and any parties participating with Lender in the loan evidenced by the Note.

10. This Guaranty is performable in Larimer County, Colorado, and shall be governed by the laws of the State of Colorado. Guarantor hereby consents to personal jurisdiction and venue in Larimer County, Colorado, and waives the right to require suit to be brought in any other jurisdiction.

11. This Guaranty is intended by the parties as a final expression of this Guaranty Agreement and is intended as a complete and exclusive statement of the terms thereof. No course of prior dealing between the parties, no usage of trade, and no parol or extrinsic evidence of any nature shall be used to supplement or modify any terms. Furthermore, there are no conditions whatsoever to the full effectiveness of this Guaranty.

12. Guarantor warrants to Lender that Guarantor has adequate means to obtain from Borrower, on a continuing basis, information concerning the financial condition of Borrower, and that Guarantor is not relying on Lender to provide such information, now or in the future.

13. Guarantor agrees that, if at any time all or any part of any payment previously applied by Lender to the Note is or must be rescinded or returned by Lender for any reason (including, without limit, the bankruptcy of Borrower), the guaranteed debt will be deemed to have continued in existence as though the prior application had not been made.

14. **Guarantor acknowledges that Guarantor has read each and every term of this Guaranty prior to execution of the same by Guarantor, that Guarantor fully understands each and every term thereof and that Guarantor understands that Guarantor may become obligated to pay money under this Guaranty.**

IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed this 31st day of December, 2002.

DAVID M. SUMMERS, Guarantor

By: [signature]
David M. Summers

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

The foregoing instrument was executed and acknowledged before me this 30 day of December, 2002, by David M. Summers, Guarantor.

[signature]
Notary Public
My commission expires:

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires Nov. 17, 2006

EXHIBIT 3.6

-SPACE ABOVE RESERVED FOR RECORDER'S USE-

DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT

Loan No. 245913

THIS DEED OF TRUST (the "Instrument") is made this 31 day of December, 2002, by LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, whose address is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (the "Borrower"), to THE PUBLIC TRUSTEE OF LARIMER COUNTY, COLORADO (the "Trustee"), for the benefit of COMMERCIAL FEDERAL BANK, A Federal Savings Bank (the "Lender"), whose address is 215 S. Wadsworth Blvd., Lakewood, Colorado 80226.

WITNESSETH:

Borrower, as trustor, irrevocably grants, conveys, transfers and assigns to Trustee, in trust, with power of sale, that real property in Larimer County, Colorado, described as on Exhibit "A" attached hereto.

TOGETHER with all interest which Borrower now has or may hereafter acquire in or to said property and in and to: (a) all easements and rights of way appurtenant thereto, and all heretofore or hereafter vacated alleys and streets abutting said property; and (b) all buildings, structures, tenements, improvements, fixtures, and appurtenances now or hereafter placed thereon, including, but not limited to, all fixtures, apparatus, machinery, equipment, engines, boilers, incinerators, building materials, appliances and goods of every nature whatsoever now or hereafter located in, or on, or used, or intended to be used in connection with said property, it being intended and agreed that such items, including replacements and additions thereto, be conclusively deemed to be affixed to and be part of the real property that is conveyed hereby; and (c) all royalties, minerals, oil and gas rights and profits, water and water rights (whether or not appurtenant) owned by Borrower; and shares of stock pertaining to such water or water rights, ownership of which affects said property; SUBJECT, HOWEVER, to the terms and conditions herein set forth. Borrower agrees to execute and deliver, from time to time, such further instruments as may be requested by Lender to evidence or confirm the lien of this Instrument on any such properties. **It is understood that this Deed of Trust secures a loan that may be used in part for the construction of improvements and this Deed of Trust expressly covers all improvements, now existing or hereafter to be erected or located on this Property and this Deed of Trust shall remain a first lien Deed of Trust against the subject property, and any improvements placed or erected thereon, to secure payment of the Note for the term thereof.** The properties conveyed to Trustee hereunder are hereinafter referred to as the "Property."

FOR THE PURPOSE OF SECURING:

(1) Payment of the sum of up to Five Million Dollars ($5,000,000.00) with interest thereon, according to the terms of a Promissory Note of even date herewith and having a scheduled due date of June 30, 2004, made by Borrower payable to Lender or to order, and all modifications, extensions or renewals thereof, together with any future advances made by Lender (the "Note").

(2) Payment of such additional sums with interest thereon (a) as may be hereafter advanced by Lender pursuant to this Instrument (herein "Future Advances"); and (b) as may be incurred, paid out, or advanced by Lender, or may otherwise be due to Trustee or Lender under any provision of this Instrument.

(3) Performance of each agreement of Borrower contained herein or incorporated herein by reference or contained in any other agreements or covenants executed by Borrower relating to the loan secured hereby, including the Construction Loan Agreement (together with the Note and this Instrument are referred to as the "Loan Documents").

(4) Performance by Borrower of each and every monetary obligation to be performed by Borrower under any recorded covenants, conditions and restrictions pertaining to the Property.

(5) Performance of all agreements of Borrower to pay fees and charges to the Lender relating to the Loan secured hereby.

(6) Payment of charges, as allowed by law when such charges are made, for any statement issued by Lender regarding the obligation secured hereby.

(7) Performance by Borrower of the covenants and agreements contained in a Construction Loan Agreement between Borrower and Lender, of even date herewith, as provided in this Instrument.

Borrower covenants that Borrower is lawfully seized of the estate hereby conveyed and has the right to grant, convey, transfer and assign the Property to the Trustee and that Borrower will warrant and defend generally the title to the Property against all claims and demands, except for liens, easements and restrictions which are shown as prior to the lien created by this Instrument in a schedule of exceptions to coverage in any title policy insuring Lender's lien on the Property created by this Instrument.

TO PROTECT THE SECURITY OF THIS DEED OF TRUST, BORROWER COVENANTS AND AGREES AS FOLLOWS:

1. PAYMENT OF PRINCIPAL AND INTEREST. Borrower shall pay when due the principal of and interest on the indebtedness evidenced by the Note, any default interest and late charges provided in the Note and all other sums secured by this Instrument.

2. FUNDS FOR TAXES AND OTHER CHARGES. Unless waived in writing by Lender (which waiver can be rescinded by Lender at any time) Borrower shall pay to Lender on the day monthly installments of interest are payable under the Note (or on another day designated in writing by Lender), until the Note is paid in full, a sum (herein "Funds") equal to one-twelfth of the yearly taxes and assessments which may be levied on the Property, as reasonably estimated initially and from time to time by Lender on the basis of assessments and bills and reasonable estimates thereof. Any waiver by Lender of a requirement that Borrower pay such Funds may be revoked by Lender, in Lender's sole discretion, at any time upon notice in writing to Borrower. Lender may require Borrower to pay to Lender, in advance, such sums for other taxes, charges, premiums, assessments and impositions relating to Borrower or the Property, payment of which Lender reasonably shall deem necessary to protect any of the liens or security interests of Lender covered by this Instrument ("Other Impositions"). Unless otherwise provided by applicable law, Lender may require Funds for Other Impositions to be paid to Lender by Borrower in a lump sum or in periodic installments, at Lender's option.

The Funds shall be held by Lender or, at Lender's option, in another institution, the deposits or accounts of which are insured or guaranteed by a federal or state agency. Lender shall apply the Funds to pay said taxes, assessments, and Other Impositions as they become due provided that Borrower is not in breach of any covenant or agreement of Borrower in this Instrument. Lender shall make no charge for so holding and applying the Funds, analyzing said account or for verifying and compiling said assessments and bills, unless Lender pays Borrower interest, earnings or profits on the Funds and applicable law permits Lender to make such a charge. Unless applicable law requires payment of interest, earnings or profits on the Funds to be paid, Lender shall not be required to pay Borrower any interest, earnings or profits on the Funds. Lender shall give to Borrower, without charge, an annual accounting of the Funds, in Lender's usual format, showing credits and debits to the Funds and the purpose for which each debit to the Funds was made. The Funds are hereby pledged as additional security for the indebtedness secured by this Instrument.

If the amount of the Funds held by Lender at the time of the annual accounting thereof shall exceed the amount deemed necessary by Lender to provide for the payment of taxes, assessments, and Other Impositions, as they fall due, such excess may be refunded to Borrower following such audit or may be applied by Lender at its option to payments due in the future. If at any time the amount of the Funds held by Lender shall be less than the amount deemed necessary by Lender to pay taxes, assessments, and Other Impositions, as they fall due, Borrower shall pay to Lender any amount necessary to make up the deficiency within thirty days after written notice from Lender to Borrower requesting payment thereof.

Upon Borrower's breach of any covenant or agreement of Borrower in this Instrument, Lender may apply, in any amount and in any order as Lender shall determine, in Lender's sole discretion, any Funds held by Lender at the time of application (a) to pay taxes, assessments, and Other Impositions which then are due, or (b) as a credit against any indebtedness secured by this Instrument. Upon payment in full of all sums secured by this Instrument, Lender shall promptly refund to Borrower any unapplied Funds held by Lender.

Lender hereby agrees to waive its right to require payment of the Funds so long as no uncured default occurs under the Note, this Instrument, or any other instrument securing the Note, provided there are no payment delinquencies under the Note, and provided further that Borrower provides Lender with timely evidence satisfactory to Lender that all rents, taxes, assessments, premiums and, if requested by Lender, Other Impositions have been paid in full prior to delinquency. If such a default or delinquency occurs, or if Borrower does not provide such evidence, Lender may revoke its waiver at any time thereafter by giving written notice thereof to Borrower.

3. APPLICATION OF PAYMENTS. Unless applicable law requires otherwise, all payments received by Lender from Borrower under the Note or this Instrument shall be applied by Lender first to any amounts due under any provision of this Instrument other than the payment of principal and interest, second to any outstanding late charge, and the balance applied in the manner set forth in the Note. The forgoing notwithstanding, the portion of any payment attributed to Funds referenced in Paragraph 2 above shall be held and disbursed for such purpose or as provided in such Paragraph.

4. CHARGES; LIENS. Borrower shall pay all taxes, assessments, and Other Impositions attributable to the Property in the manner provided under paragraph 2 hereof or, if not paid in such manner due to a waiver by Lender, by Borrower making payment, when due, directly to the appropriate payee thereof, or in such other manner as Lender may designate in writing. Borrower shall promptly furnish to Lender all notices of amounts due under this paragraph and, in the event Borrower shall make payment directly, Borrower shall promptly furnish

to Lender receipts evidencing such payments. Borrower shall promptly discharge any lien which has, or may have, priority over or equality with, the lien of this Instrument and Borrower shall pay, when due, the claims of all persons supplying labor or materials to or in connection with the Property. Borrower will not permit the filing of any subordinate lien against the Property.

5. HAZARD INSURANCE. Borrower shall, to the extent that is usual and customary in Borrower's business for the type of work and the improvements to be constructed, keep the Property insured by carriers at all times satisfactory to Lender against loss covered under such hazards, casualties, liabilities and contingencies as Lender shall reasonably require, and in such amounts and for such periods as Lender shall reasonably require. All premiums on insurance policies shall be paid by Borrower making payment when due directly to the carrier, or in such other manner as Lender may designate in writing.

All insurance policies and renewals thereof shall be in a form acceptable to Lender and shall include a standard mortgagee loss payable clause in favor of and in form acceptable to Lender. Lender shall have the right to hold the policies, and Borrower shall promptly furnish to Lender all renewal notices and all receipts of paid premiums. At least thirty days prior to the expiration date of a policy, Borrower shall deliver to Lender a renewal policy in form satisfactory to Lender.

During the course of any construction of improvements the following coverages shall also be required: comprehensive public liability insurance in the amount of no less than One Million Dollars ($1,000,000.00) on an "occurrence basis" against claims for personal injury including, without limitation, bodily injury, death, or property damage occurring on, in, or about the Property and the adjoining streets, sidewalks, and passageways, such insurance to afford immediate minimum protection to a limit satisfactory to Lender with respect to personal injury or death to any one or more persons or damage to property; worker's compensation insurance (including employer's liability insurance, if requested by Lender) for all employees of Borrower engaged on or with respect to the Property in such amount as is satisfactory to Lender, or, if such amounts are established by law, in such amounts; builder's completed value risk insurance against "all risks of physical loss," including collapse and transit coverage, during construction of the improvements, in non-reporting form, covering the total value of work performed and equipment, supplies, and materials furnished; and such other coverages that Lender may require.

In the event of any loss covered by any insurance policies, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and empowers Lender (at Lender's option if there then exists an uncured default under this Instrument) as attorney-in-fact for Borrower to make proof of loss, to adjust and compromise any claim under insurance policies, to appear in and prosecute any action arising from such insurance policies, to collect and receive insurance proceeds, and to deduct therefrom Lender's expenses incurred in the collection of such proceeds; provided, however, that nothing contained in this paragraph shall require Lender to incur any expense or take any action hereunder. All insurance proceeds shall be paid by the insurance company to Lender to be held and disbursed by Lender. Borrower further authorizes Lender, at Lender's option, (a) to hold the balance of such proceeds to be used to reimburse Borrower for the cost of reconstruction or repair of the Property, or (b) if the proceeds are insufficient to adequately repair or reconstruct the improvements, and if Borrower is unable or unwilling to personally fund the shortfall, to apply the balance of such proceeds to the payment of the sums secured by this Instrument, whether or not then due, in the order of application set forth in paragraph 3 hereof, or (c) if a default exists under this Instrument or any of the Loan Documents, Lender shall be entitled to retain the proceeds and apply the same in the order as provided in Paragraph 3.

If the Property is sold pursuant to the terms of this Instrument or if Lender acquires title to the Property, Lender thereupon shall also be deemed to have acquired exclusively all of the right, title and interest of Borrower in and to any insurance policies and unearned premiums thereon and in and to any insurance proceeds resulting from or which may be payable as a consequence of any damage to the Property prior to such sale or acquisition.

6. PRESERVATION AND MAINTENANCE OF PROPERTY. Borrower (a) shall not commit waste or permit any material physical deterioration of the Property; (b) shall not abandon the Property; (c) shall restore or repair promptly and in a good and workmanlike manner all or any part of the Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, in the event of any damage, injury or loss thereto, whether or not insurance proceeds are available to cover in whole or in part the costs of such restoration or repair; (d) shall comply with all laws, ordinances, regulations and requirements of any governmental body applicable to the Property; and (e) shall give notice in writing to Lender of and, unless otherwise directed in writing by Lender, appear in and defend any action or proceeding purporting to affect the Property, the security of this Instrument or the rights or powers of Lender.

7. USE OF PROPERTY. Borrower shall not file any document imposing covenants, conditions, or restrictions upon the Property without the prior written consent of Lender, which may not be unreasonably withheld. Unless required by applicable law or unless Lender has otherwise agreed in writing, Borrower shall not allow changes in the use for which all or any part of the Property was intended at the time this Instrument was executed. Borrower shall not initiate or acquiesce in a change in the zoning classification of the Property without Lender's prior written consent. Borrower shall not violate nor shall Borrower permit or authorize the breach or violation of the terms of any easements, covenants, or restrictions of record upon or affecting the Property. Borrower will not conduct, permit, or authorize the generation, storage, treatment, or disposal of any friable asbestos, hazardous waste, or toxic substance on or in a location that will adversely affect the Property and shall promptly provide Lender written notice of (a) its obtaining knowledge of any release of any hazardous or toxic material or oil at or from the Property or any other site owned, occupied, or operated by Borrower or by any person for whose conduct Borrower is responsible or whose liability may result in a lien on the Property; (b) Borrower's receipt of any notice to such effect from any federal, state, or other governmental authority; and (c) loss by such governmental authority in connection with the assessment, containment, or removal of any hazardous or toxic material or oil for which expense

in part on the financial and development responsibility and experience of Borrower, it is specifically understood and agreed that Lender's consent may be given or withheld by Lender in the exercise of its sole discretion, and failure to receive such consent prior to any such transfer or conveyance or attempt thereafter shall be deemed a breach hereof and of the Note. Should Lender forbear from accelerating the payment of the Note and the other indebtedness secured hereby by reason of any of the foregoing, the assignee of Borrower shall be deemed to have assumed and agreed to pay the Note and the other indebtedness secured hereby owing Lender and be bound by the terms hereof, whether or not the instrument evidencing such sale or transfer expressly so provides, and this covenant shall run with the Property and remain in full force and effect until the entire Note and the other indebtedness secured hereby is paid or discharged in full. Upon the occurrence of any of the foregoing events and consent thereto having not been given by Lender, the mere fact of a lapse of time or the acceptance of payments subsequent to any of such events shall not be deemed a waiver of Lender's right to make such election, nor shall Lender be estopped therefrom by virtue thereof. Borrower shall be required to notify Lender upon the occurrence of any of the events affecting title as above-described, and failure to do so shall constitute a default hereunder and under the Note. No sale of the Property, assumption or other event specified above and approved by Lender shall operate to release or affect the original liability of Borrower, either in whole or in part, unless Borrower is expressly released in writing by Lender.

21. ACCELERATION; REMEDIES.

(a) **Acceleration and Power of Sale.** Upon Borrower's breach of any covenant or agreement of Borrower in this Instrument, including, but not limited to, the covenants to pay when due any sums secured by this Instrument, which default is not cured within any applicable notice and cure period, Lender, at Lender's option, may declare all of the sums secured by this Instrument to be immediately due and payable without further demand, and may invoke the power of sale and other remedies permitted by applicable law or provided herein. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including, but not limited to, reasonable attorneys' fees and costs of documentary evidence, abstracts and title reports.

Lender may execute and file with Trustee a written Notice of Election and Demand for Sale, which Notice shall identify the occurrence of the event(s) of default. Trustee shall then schedule the Property for sale and publish notice of the sale once a week for four (4) consecutive weeks in a newspaper in general circulation within the county in which the Property is located or take such other steps as shall be required under Colorado law for exercise of the power of sale. Trustee shall give notice of default and notice of sale and shall sell the Property according to applicable law. Trustee may sell the Property at the time and place and under the terms designated in the notice of sale in one or more parcels and in such order as Trustee may determine. Trustee may postpone sale of all or any parcel of the Property by public announcement at the time and place of any previously scheduled sale and in accordance with applicable law.

At any sale conducted hereunder, it shall not be necessary for the Trustee to have physical or constructive possession of the Property. In the event of sale, Borrower, its successors and assigns shall immediately upon the making of the sale, to the extent not prohibited by applicable law, surrender and deliver possession of the Property to the purchaser at such sale. In the event of Borrower's failure to do so, it shall thereupon from and after the date of such sale be deemed by purchaser, at its option, a trespasser or tenant at will on such Property. Purchaser, at its option, shall then be entitled to institute and maintain an action for forcible detainer of such Property in any court of jurisdiction in the county in which such Property, or any part thereof, is situated.

Lender may at any time before the sale of the Property direct the Trustee or any successor Trustee to abandon the sale, and may then institute suit for collection of the Note and/or for the foreclosure of this Instrument. Notwithstanding the foregoing, Lender may at any time before the entry of a final judgment in said suit dismiss the same and require the Trustee or any successor Trustee to sell the Property in accordance with the provisions of this Instrument.

Lender, if it is the highest bidder at any sale, shall have the right to purchase the Property and to have the amount for which such Property is sold credited on the debt then owing.

Trustee shall deliver to the purchaser a Certificate of Purchase evidencing the successful bid at the sale, and upon expiration of the redemption periods allowed by law, Trustee shall deliver to the purchaser a Trustee's deed conveying the Property so sold without any covenant or warranty, expressed or implied. The recitals in the Trustee's deed shall be prima facie evidence of the truth of the statements made therein. The Trustee shall apply the proceeds of the sale in the following order: (i) to all costs and expenses of the sale, including, but not limited to, Trustee's and attorneys' fees and costs of title evidence; (ii) to all sums secured by this Instrument in such order as Lender, in Lender's sole discretion, directs; and (iii) the excess, if any, to the person or persons legally entitled thereto.

In the event the Property, or any part thereof, shall be sold upon foreclosure or by power of sale as provided hereunder, the sum for which the same shall have been sold shall, for purposes of redemption (pursuant to Section 38-38-102, C.R.S., as amended, or the corresponding provisions of any future law), bear interest at the default rate of interest provided in the Note from the date of sale until paid.

(b) **Foreclosure as Mortgage.** This Instrument shall be effective as a mortgage as well as a deed of trust and may be foreclosed as a deed of trust or a mortgage as to any of the Property in any manner permitted by the laws of the State of Colorado.

(c) Receiver. In addition to all other remedies herein provided, Lender shall, as a matter of right, be entitled to an ex parte appointment of a receiver or receivers without notice, notice being hereby expressly waived, for all or any part of the Property without regard to the value of the Property or the solvency of any person or persons liable for the payment of the Note and Borrower does hereby consent to the appointment of such receiver or receivers, waives any and all defenses to such appointment, and agrees not to oppose any application therefor by Lender, but nothing herein is to be construed to deprive Lender of any other right, remedy or privilege it may now have under the law to have a receiver appointed; provided, however, that the appointment of such receiver, trustee, or other appointee by virtue of any court order, statute, or regulation shall not impair or in any manner prejudice the rights of Lender to receive payment of the rents and income. Any money advanced by Lender in connection with any such receivership shall be a part of the indebtedness secured hereby and shall be payable by Borrower to Lender as provided in this Instrument. The receiver or its agents shall be entitled to enter upon and take possession of any and all of the Property. The receiver, personally or through its agents or attorneys, may exclude Borrower and its agents, servants, and employees wholly from the Property, and have, hold, use, operate, manage, and control the same and each and every part thereof, and keep insured the properties, equipment, and apparatus provided or required for use in connection with the business or businesses operated on the Property, and make all such useful alterations, additions, betterments, and improvements as the receiver may deem judicious. Such receivership shall, at the option of Lender, continue until full payment of all sums hereby secured, or until title to the Property shall have passed by foreclosure sale under this Instrument and the period of redemption, if any, shall have expired.

22. ENVIRONMENTAL MATTERS.

(a) Defined Terms. As used in this paragraph, the following terms shall have the following meanings:

1. "Contaminant" means any pollutants, hazardous or toxic substances or wastes or contaminated materials including but not limited to oil and oil products, asbestos, asbestos containing materials, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls, flammables, explosives, radioactive materials, laboratory wastes, chemicals, elements, compounds or any other materials and substances (including materials, substances or things which are composed of or which have as constituents any of the foregoing substances), which are or may be subject to regulation under, or the Release of which or exposure to which is prohibited, limited or regulated under any Environmental Law.

2. "Enforcement Action" means any action, proceeding or investigation (administrative or judicial, civil or criminal) instituted or threatened by U.S. Environmental Protection Agency, or any other federal, state or local governmental agency (collectively "Governmental Authority") related to any alleged or actual violation of any Environmental Law with respect to the Property and/or any business conducted thereon, and/or the Borrower, including, but not limited to, actions seeking Remediation, the imposition or enforcement of liability pursuant to any Environmental Law and compliance with any Environmental Law. Enforcement Action shall also include any similar actual or threatened action by any private party pursuant to any Environmental Law.

3. "Environmental Laws" means any and all present and future: federal, state, and local laws, statutes, ordinances, rules, and regulations, relating to protection of human health and the environment from Contaminants including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, as amended, (CERCLA), 42 USC § 9601 *et seq.*; the Resource Conservation and Recovery Act, as amended, (RCRA), 42 USC § 6901 *et seq.* the Clean Air Act, as amended, 42 USC § 7401 *et seq.*; the Federal Water Pollution Control Act, as amended (including but not limited to as amended by the Clean Water Act), 33 USC § 1251 *et seq.*; the Toxic Substances Control Act, as amended (TSCA), 15 USC § 2601 *et seq.*; the Emergency Planning and Community Right-to-Know Act (also known as SARA Title III), as amended, (EPCRA), 42 USC § 11001 *et seq.*; the Safe Drinking Water Act, as amended, 42 USC § 300(f) *et seq.*; the Federal Insecticide, Fungicide and Rodenticide Act, as amended (FIFRA), 7 USC § 136 *et seq.*; the Occupational Safety and Health Act, as amended, (OSHA), 29 USC § 651 *et seq.*; the Endangered Species Act, as amended, 16 USC § 1531 *et seq.*; the National Environmental Policy Act, as amended, (NEPA), 42 USC § 4321 *et seq.*; the Rivers and Harbors Act of 1899, 33 USC § 401 *et seq.*; state and local laws, rules and regulations similar to or addressing similar matters as the foregoing federal laws; laws, rules and regulations governing underground or above-ground storage tanks; laws, rules and regulations imposing liens for response costs or costs of other Remediation, whether or not those liens have a higher priority than existing liens; laws, rules and regulations conditioning transfer of property upon a form of negative declaration or other approval of a Governmental Authority of the environmental condition of a property; laws, rules and regulations requiring the disclosure of conditions relating to Contaminants in connection with transfer of title to or interest in property law; laws, rules and regulations requiring notifying of any governmental entity with regard to a Release of any Contaminant; conditions or requirements imposed in connection with any permits; government orders and demands and judicial orders pursuant to any of the foregoing; laws, rules and regulations relating to the Release, use, treatment, storage, disposal, transportation, transfer, generation, processing, production, refining, control, management, or handling of Contaminants; any and all other laws, rules, regulations, guidance, guidelines and common law of any

governmental entity relating to the protection of human health or the environment from Contaminants.

4. "Release" means any spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment of any Contaminant.

5. "Remediation" means any response, remedial or removal action pursuant to CERCLA; any corrective action pursuant to RCRA; any other actions required, authorized or ordered under any Environmental Law with regard to cleanup, removal, response, detoxification or other remediation of any Contaminant; any actions to prevent, cure or mitigate a Release or threatened Release of any Contaminant; any action necessary or appropriate to comply with any Environmental Law; any action necessary or appropriate to obtain or comply with permits needed for operations in connection with the Property; including but not limited to: any investigation, monitoring, assessment, testing, sampling, laboratory or other analysis, or evaluation, relating to any such response, remedial, removal, corrective or other cleanup action or relating to any Release or threatened Release of any Contaminant; other actions ordered or otherwise required pursuant to any other provision of any other Environmental Law; any other response, remedial or removal action liability for which may be imposed pursuant to CERCLA §107(a) (42 USC § 9607(a)) whether such liability is to a Governmental Authority or a private party.

(b) **Environmental Indemnity**. To the fullest extent permitted by law, Borrower agrees to defend, indemnify, protect, release and hold harmless Lender (whether as Beneficiary, Mortgagee in Possession, as a successor in interest to Borrower by virtue of foreclosure of the Note or otherwise, as owner or operator of the Property or in any other capacity), its affiliates, subsidiaries, parties to whom Lender sells loan participations (if applicable), the successors and assigns of each and its and their directors, officers, employees, attorneys, and agents (collectively, the "Lender Parties" or singularly a "Lender Party") from and against any and all claims, suits, liabilities, actions, proceedings, obligations, debts, damages, losses, costs, expenses, diminutions in value, liabilities (including strict liabilities), fines, penalties, charges, fees, attorneys' fees and costs, engineers' fees, environmental consultants' fees and investigation costs, costs of Remediation (whether or not performed voluntarily), and any other expenses (including expenses incurred in enforcing this indemnity), judgments, awards, amounts paid in settlement, punitive damages, and foreseeable and unforeseeable consequential damages (collectively, "Losses") incurred by or threatened against Lender or a Lender Party arising directly or indirectly out of, or any way related to:

1. The past, present or threatened violations of any Environmental Law in connection with the Property or operations thereon, including but not limited to any failure by Borrower or other users of the Property to comply with any Enforcement Action or any Environmental Law;

2. Any actions necessary or appropriate to comply with any Environmental Law in any way connected with the Property;

3. The presence of any Contaminant in, on or under the Property including, but not limited to, the use, treatment, storage, disposal, transportation, transfer, generation, processing, production, refining, control, management or handling of Contaminants in any way connected with the Property;

4. Any Remediation in any way connected with the Property;

5. Any breach of the Borrower's covenants or any breach or misrepresentation of Borrower's representations and warranties in this Instrument or other Loan Documents;

6. Any loss of priority of Lender's title (or lien on) the Property directly or indirectly arising out of or in any way relating to any of the foregoing or any imposition of any lien or other encumbrance on title to the Property or indirectly arising out of or in any way relating to any of the foregoing;

7. Any personal injury, wrongful death, or property damage arising under any statutory or common law tort law theory, including but not limited to damages assessed for the maintenance of a private or public nuisance on or for the conducting an abnormally dangerous activity on the Property.

8. Any other matter relating to any environmental condition of the Property, to Contaminants in connection with the Property or migrating to or from the Property, or to any Environmental Laws.

Borrower understands, acknowledges and agrees that its liabilities to Lender pursuant to this indemnity shall be binding upon Borrower regardless of whether conditions described in this paragraph resulted from acts or omissions of Borrower, its predecessors in interest, or any other person or from circumstances (whether or not on the Property) which occurred or existed prior to the date hereof. Borrower's liability hereunder shall survive and continue beyond foreclosure of this Instrument, deed in lieu of foreclosure and payoff or discharge of the Note and release of this Instrument and the other Loan Documents.

(c) **Covenants, Representations and Warranties.** Borrower covenants, represents and warrants to Lender that:

1. To the best of Borrower's knowledge and belief, the Property is free of any Contaminants and neither Borrower nor any other person (including but not limited to prior owners, occupiers and tenants) has ever caused or permitted any Contaminant to be manufactured, placed, generated, stored, held, transferred, processed, produced, transported or disposed on, at, through or under the Property nor any property adjacent thereto has even been used (whether by Borrower or, to the best knowledge of Borrower, by any other person) as a location for the manufacture, placement, storage, location or disposal of any Contaminants.

2. No lien has or is currently attached to any revenues or any real or personal property owned by Borrower (including but not limited to the Property) as a result of any Governmental Authority expending monies as a result of any alleged Release or the existence of any Contaminant on or about the Property or a breach of an Environmental Law.

3. Neither Borrower nor, to the best of Borrower's knowledge and belief, any other person having any interest in the Property (including but not limited to prior owners, occupants and tenants) has received any notice or advice of any Enforcement Action with respect to the Property.

4. Borrower will keep the Property and any other real property owned, occupied or operated by Borrower free of any Contaminants and in compliance with applicable Environmental Laws.

5. Borrower shall not cause or permit to exist as a result of any intentional or unintentional action or omission on its part or for which it is responsible under applicable Environmental Laws a Release of any Contaminant unless and to the extent such Release is made pursuant to and in compliance with the conditions of a permit issued by all appropriate federal and/or state governmental authorities.

6. In the event of any Release of a Contaminant onto the Property or onto any other property owned, occupied or leased by Borrower or for which Borrower is otherwise responsible under applicable Environmental Laws, it shall take reasonable steps under the circumstances to remediate such Release in accordance with all Environmental Laws of appropriate governmental entities and authorities having jurisdiction.

23. REMEDIES CUMULATIVE. Each remedy herein provided shall not be exclusive of any other remedy herein or now or hereafter existing by law, and may be exercised concurrently, independently or successively in any order whatsoever. Every power or remedy hereby given to Borrower or to Lender, or to which either of them may be otherwise entitled, may be exercised from time to time and as often as may be deemed expedient by them, and either of them may pursue inconsistent remedies. If Lender holds any additional security for any obligation secured hereby, Lender may enforce the sale thereof, at Lender's option, either before, contemporaneously with, or after the sale is made hereunder, and on any default of Borrower, Lender may, at its option, offset against any indebtedness owed hereunder to it by Borrower the whole or any part of any indebtedness owing by it to Borrower, and the Lender is hereby authorized and empowered at its option, without any further obligation to do, and without affecting the obligations hereof, to apply towards the payment of any indebtedness secured hereby of the Borrower to the Lender, any and all sums of money belonging to Borrower which the Lender may have in its possession or under its control, including, without limiting the generality of the foregoing, any unapplied Funds held by Lender. No offset by Lender hereunder shall relieve Borrower from paying installments on the obligation secured hereby as they become due.

24. **NOTICE.** Except for any notice required under applicable law to be given in another manner, all notices and other communications required or permitted under this Instrument shall be in writing and shall be personally delivered or sent by registered or certified mail, return receipt requested, or sent by overnight courier service, and, if mailed, shall be deemed received on the earlier of the day on which such notice is actually received by the party to whom it is addressed or the third business day after deposit in the mail in the continental United States, postage prepaid, addressed to the party to receive such notice at the address set forth below, and if sent by overnight courier shall be deemed received on the day on which such notice is actually received by the party to whom it is addressed or the date delivery is refused, either as indicated in the records of such courier service. Notice of change of address shall be given by written notice in the manner set forth in this paragraph.

Notice to Borrower shall be addressed to: Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Notice to Lender shall be addressed to: Commercial Federal Bank
215 S. Wadsworth Blvd.
Lakewood, Colorado 80226

25. **SUCCESSORS AND ASSIGNS BOUND; AGENTS.** The covenants and agreements herein contained shall bind, and the rights hereunder shall inure to, the respective successors and assigns of Lender and Borrower, subject to the provisions of this Instrument. In exercising any rights hereunder or taking any actions provided for herein, Lender may act through its employees, agents or independent contractors as authorized by Lender.

26. GOVERNING LAW. The loan contract between the parties, including this Instrument, the Note and any other obligation which this Instrument secures, is made pursuant to and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

27. TIME OF ESSENCE. Time is of the essence for all of Borrower's obligations hereunder and the Loan Documents.

28. MISREPRESENTATION OR NONDISCLOSURE. Borrower has made certain written representations and disclosures in order to induce Lender to make the loan evidenced by the Note which this Instrument secures and, in the event that Borrower has made any material misrepresentations or failed to disclose any material fact, Lender, at its option and without prior notice, shall have the right to declare the indebtedness secured by this Instrument, irrespective of the maturity date specified in the Note, immediately due and payable. The Trustee, upon presentation to it of an affidavit signed by Lender setting forth facts showing a default by Borrower under this paragraph, is authorized to accept as true and conclusive all facts and statements therein, and to act thereon hereunder.

29. WAIVER OF MARSHALLING. Notwithstanding the existence of any other security interests in the Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Property shall be subjected to the remedies provided herein. Lender shall have the right to determine the order in which any or all portions of the indebtedness secured hereby are satisfied from the proceeds realized upon the exercise of the remedies provided herein. Borrower, any party who consents to this Instrument and any party who now or hereafter acquires a security interest in the Property and who has actual or constructive notice hereof, hereby waives any and all right to require the marshalling of assets in connection with the exercise of any of the remedies permitted by applicable law or provided herein.

30. REQUEST FOR NOTICES. Borrower requests that copies of any notice of default and notice of sale hereunder be sent to Borrower at Borrower's address stated above.

31. GENERAL PROVISIONS.

(a) This Instrument applies to, inures to the benefit of, and binds all parties hereto, their successors and assigns.

(b) The term "Lender" shall mean the owner and holder (including a pledgee) of the Note secured hereby, whether or not named as Lender herein.

(c) Wherever the context so requires, the masculine gender includes the feminine and neuter, and the singular number includes the plural, and vice versa.

(d) Captions and paragraphs headings used herein are for convenience only, are not part of this Instrument, and shall not be used in construing it.

32. FUTURE ADVANCES. Upon request of Borrower, Lender, at Lender's option, so long as this Instrument secures indebtedness held by Lender, may make Future Advances to Borrower. Such Future Advances, with interest thereon, shall be secured by this Instrument when evidenced by promissory notes stating that such notes are secured hereby.

33. CORRECTION OF DEFECTS. Borrower, upon request of Lender, shall promptly correct any defect, error or omission that may be discovered by Lender in the content of this Instrument or in the execution or acknowledgment hereof. In addition, Borrower shall do such further acts as may be deemed necessary by Lender or that Lender may reasonably request to carry out more effectively the purposes of this Instrument, to subject any property intended to be encumbered hereby to the lien and security interest hereof, and to perfect and maintain the first lien and security interest hereof.

34. INVALID PROVISIONS. Should any term, provision, covenant or condition of this Instrument be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Instrument, but the remainder hereof shall be effective as though such term, provision, covenant or condition had not been contained herein. In addition, should this Instrument be or become ineffective as a deed of trust, then these presents shall be construed and enforced as a realty mortgage with the borrower being the Mortgagor and Lender being the Mortgagee.

35. PARTIAL RELEASES OF PROPERTY. Notwithstanding the provisions of Paragraph 20 of this Instrument, during the term of the Note, as Borrower agrees to sell or convey Borrower's title interest in individual lots (created as a result of recording of a final plat approved by the County of Larimer, Colorado and by Lender) comprising part of the Property described in this Deed of Trust (hereinafter a "Sold Property") to arms' length third party users, Borrower shall be entitled to sell or convey such Sold Property, and shall be entitled to obtain from Lender a discharge and release of the Loan Documents encumbering such Sold Property, without acceleration by Lender of the Note by virtue of such sale or conveyance, upon Borrower's strict compliance with each and every of the following conditions:

a. Borrower gives to Lender written notice of Borrower's intent to sell or convey such Sold Property not less than five (5) days before the intended closing date of the sale; and

b. Borrower furnishes to Lender (if specifically requested by Lender) a copy of the agreement governing such proposed sale or conveyance; and

c. As of the date of such written notice and as of the closing date of the sale, no default exists and no event has occurred which over the passage of time would constitute a default under the Note or under any Loan Documents securing the Note; and

d. The sale of a Sold Property is to a bona fide, third party arms' length end user; and

e. On or before the closing date of the Sold Property, Borrower pays in cash to Lender, to be applied as a principal prepayment, an amount equal to the greater of: (i) 80% of the sales price of the Sold Property; or, (ii) the minimum release price set forth below for the respective lot:

Lots/Block	Release Price
Lots 1-20/B2	$43,600.00
Lots 1-8/B3	$54,800.00
Lots 1-7, 12, 13/B4	$55,600.00

If Borrower fails to comply with any one or more of the preceding conditions strictly in accordance with the terms thereof, Lender shall remain entitled to exercise all rights and remedies provided in the Note and all Loan Documents and shall have the right to refuse to release the Loan Instruments encumbering the Sold Property.

36. **NO HOMESTEAD.** The Property encumbered by this Instrument and by the Loan Documents is not occupied by Borrower or Borrower's family as a home and, accordingly is not subject to the homestead exemption of § 38-41-201 *et seq.*, C.R.S. Borrower hereby waives all right of homestead and any other exemption in the Property under state or federal law presently existing or hereinafter enacted.

IN WITNESS WHEREOF, Borrower has executed this Instrument or has caused the same to be executed by its representative thereunto duly authorized.

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, Borrower

By: [signature] Pres.
David M. Summers, its President

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

On this 31 day of December, 2002, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower and Trustor.

[signature]
Notary Public
My commission expires:

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Nov. 17, 2008

EXHIBIT "A"

LEGAL DESCRIPTION

PARCEL A: Lots 1-20, Block 2, Lots 1-8, Block 3, Lots 1-7, 12 and 13, Block 4, Replat of Tract B, Boyd Lake North First Addition, City of Loveland, County of Larimer, State of Colorado

PARCEL B: Tracts 1, 2, 3, 4, 7, 10 and Tract 6 except that portion as conveyed by deed recorded at reception No. 97022100, Boyd Lake North First Addition, Replat of Tracts C, D, E, F and G, City of Loveland, Larimer County, Colorado

PARCEL C: Tracts A, B and C, Replat of Tract B, Boyd Lake North First Addition to the City of Loveland, County of Larimer, State of Colorado and Tract A, Boyd Lake First Subdivision, City of Loveland, County of Larimer, State of Colorado

EXHIBIT 3.7

When Recorded, Return to:
Commercial Federal Bank
Attn: Mike Alcott
633 Seventeenth St., Suite 1500
Denver, CO 80202

-------------------------[SPACE ABOVE FOR RECORDING DATA]------------------------

NOTE AND DEED OF TRUST
MODIFICATION AND EXTENSION AGREEMENT
WITH ADDITIONAL PRINCIPAL ADVANCE

Loan No. 245913

THIS NOTE AND DEED OF TRUST EXTENSION AND MODIFICATION AGREEMENT WITH ADDITIONAL PRINCIPAL ADVANCE ("Modification") is made and entered into to be effective as of March 31, 2004, by and among COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Lender"), and LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Borrower"), with the agreement and consent of DAVID M. SUMMERS ("Guarantor").

RECITALS:

A. Borrower is the maker of a Promissory Note ("Note") dated December 31, 2002, in the original principal amount of up to Five Million Dollars ($ 5,000,000.00), payable to the order of Lender;

B. The Note is secured by, among other things, a Deed of Trust dated as of that same date, and recorded in Larimer County, Colorado, on January 15, 2003, as Reception #2003005393, of the records of the County Recorder of Larimer County, Colorado ("Deed of Trust");

C. The Note and Deed of Trust have been modified by virtue of a Change in Terms Agreement dated December 23, 2003, whereunder the maturity date of the Note and Deed of Trust was extended to January 14, 2005 (the "First Modification").

D. The Deed of Trust, as last modified by the First Modification, encumbers the real property ("Property") described on Exhibit "A" attached hereto and incorporated herein by reference;

E. Lender remains the owner and holder of the Note and the beneficiary of the Deed of Trust;

F. The Note, the Deed of Trust, the Construction Loan Agreement executed contemporaneously with the Note and Deed of Trust, the First Modification, and all other documents and agreements evidencing or securing the obligations under the Note, shall herein be collectively referred to as the "Loan Documents";

G. Borrower and Lender specifically acknowledge and agree that as of the date of this Modification, Lender has advanced to and/or for the benefit of Borrower the principal totaling Five Million Dollars ($ 5,000,000.00).

H. Borrower and Guarantor have requested that Lender increase the maximum potential principal balance of the Note, and make other modifications, and Lender has agreed, as an accommodation to Borrower and Guarantor, to honor such request on the terms and conditions contained in this Modification.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment and Increase in Maximum Principal of the Note. The maximum principal amount that may be advanced under the Note is hereby increased from Five Million Dollars ($ 5,000,000.00) to Five Million Five Hundred Thousand Dollars ($5,500,000.00). The additional principal shall be advanced by Lender subject to Borrower's compliance with the applicable terms and conditions of the Note (as modified by the First Modification), Deed of Trust, Construction Loan Agreement, this Modification and all other Loan Documents. No disbursements of any portion of the undisbursed balance of the modified principal amount shall be made for any purpose until the conditions referenced in Paragraph 9 below are satisfied in accordance with the terms thereof. Disbursements of the additional principal shall be made for the purposes set forth

2. Sources and Uses of Loan Principal. Borrower and Lender agree that the additional principal advanced under this Modification shall be used for professional engineering fees, environmental consulting fees, excavation contractor expenses, grading expenses, trucking contractor expenses, decorative rock expenses, erosion protective barrier and supplies and other expenses related to the costs or reclaiming soil from the lake to extend the existing lakefront, and the additional costs resulting from delays in obtaining the Permit from the Army Corps of Engineers, all as approved by the Lender in its reasonable discretion. All future advances shall be made in accordance with the requirements and procedures, and subject to the conditions, as provided in the Note, Construction Loan Agreement, this Modification and the other Loan Documents.

3. Security for Obligations of the Note. Borrower and Guarantors hereby reaffirm that the Deed of Trust is and shall remain as security for the obligations of the Note, and that the Deed of Trust encumbers Borrower's fee simple ownership interest in the Property as described

on Exhibit "A". Such Deed of Trust shall not be released by Lender until the obligations of the Note (as modified by the First Modification and this Modification) have been fully repaid and discharged by Borrower and the Note canceled by Lender.

4. Due Date. The "Due Date," as defined in the Note, and as previously modified, shall be deemed extended from January 14, 2005 to January 30, 2005, on which date all outstanding principal, interest and other sums due under the Note shall be paid in full to Lender.

5. Modification of Required Principal Reduction Terms. The terms of Paragraph 35 of the Deed of Trust is hereby amended to provide that: (i) the principal reduction payment due on the sale of any platted lot not specifically identified in said Paragraph 35 shall be the amount equal to Eighty percent (80%) of the sales price of such Sold Property; and (ii) any vacant land will only be released upon payment in full of all indebtedness due and owing under the Loan Documents. Except as modified hereby, the remaining terms of said Paragraph 35 shall remain in full force and effect as originally written.

6. Attorneys' Fees. All reasonable attorneys' fees and costs incurred by Lender with respect to the Note, the Deed of Trust, the Property, Loan Documents, and/or this Modification shall be reimbursed to Lender by Borrower on demand and, if not paid when due, shall bear interest at the default rate set forth in the Note from the due date therefor until paid in full. In addition, failure to pay such fees and costs when due shall constitute a default under this Modification and the Loan Documents.

7. Closing Costs. Borrower shall pay when due or upon Lender's demand all closing costs including, but not limited to, recording fees, title insurance premiums, and title company closing fees incurred by virtue of the loan modification evidenced by this Modification. Failure to pay the same when due or upon demand shall constitute a default under this Modification and the Loan Documents.

8. No Secondary Liens. At no time prior to payment in full of the Note, as modified, shall Borrower obtain any financing secured in whole or in part by any interest subordinate to Lender's in the Property or in any other collateral securing the Note, nor shall Borrower permit any liens or encumbrances to be filed or perfected against such collateral or Borrower's interest therein.

9. Representations by Borrower. Borrower hereby represents and warrants to Lender as follows:

a. This Modification is duly executed and delivered by Borrower and constitutes legal, valid, and binding obligations of Borrower, fully enforceable in accordance with the terms hereof;

b. Borrower is in strict and complete compliance with all the terms and conditions of the Loan Documents, except as revealed to Lender in writing;

c. Borrower has no defenses to the payment of the Note, the performance of the strict terms of the Deed of Trust, the Loan Documents, or this Modification, and has no right of offset or claim against Lender. Borrower specifically acknowledges and agrees that Lender has performed each and all of its obligations, commitments, and agreements under the Loan Documents and all other agreements related to the indebtedness, both written and verbal, direct or implied, up to and including the date of this Modification, that Lender is not in default in the observance or performance of any obligation, commitment, agreement, or covenant, expressed or implied, including, but not limited to covenants of good faith and fair dealing to be observed or performed by Lender under the foregoing, and that no facts exist and no event has occurred which now or hereafter will authorize Borrower to fail or refuse to abide by the terms of the Loan Documents, or form the basis, in whole or in part, for a claim of any kind including, but not limited to, lack of good faith or fair dealing against Lender; and

d. All real property taxes and special assessments currently assessed against the Property have been paid in full, except for general taxes, which are due and payable prior to becoming delinquent in 2004.

10. Default. Any default by Borrower under this Modification (including any misrepresentation under Paragraph 9 above) shall also constitute a default under the Loan Documents, including the Note and the Deed of Trust. Any default by Borrower under the Loan Documents as modified by the First Modification or this Modification, shall constitute a default under this Modification. In the event of any default, Lender shall be entitled to exercise all of its remedies hereunder and under the Loan Documents, and at law or in equity.

11. No Further Commitment. Borrower hereby acknowledges and agrees that this Modification modifies the Note, the Deed of Trust and the Loan Documents only to the extent and on the terms set forth herein, and this Modification is not, nor shall it be, construed as a commitment by Lender to modify the Note, the Deed of Trust or any of the Loan Documents securing the Note in any other respect. Borrower further agrees that it is precluded from claiming that any prior written or oral negotiations, discussions, comments, questions, or representations not specifically incorporated into this Modification or the Loan Documents are binding upon Lender. Furthermore, none of the same shall in any manner whatsoever be deemed to modify or constitute a waiver of the rights and obligations of the parties as stated in the Loan Documents or this Modification.

12. Full Force and Effect. Except as otherwise modified herein, each and every provision of the Note, the Deed of Trust, and all other Loan Documents, as modified previously, shall be and remain in full force and effect. Borrower hereby reaffirms the Note, as modified hereby, and all other indebtedness secured by the Deed of Trust and Loan Documents, and agrees to perform the obligations thereunder as they become due.

13. Security Instruments. The Deed of Trust, as modified hereby, and all other Loan Documents shall continue to secure Borrower's obligations under the Note, as modified. Borrower hereby reaffirms all liens and security interests securing the Note, including, without limitation, the Deed of Trust, and acknowledges all of the same to be valid and subsisting.

14. Binding Effect. This Modification shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and permitted assigns.

15. Further Assurances. Borrower agrees to execute and deliver such documents and to perform such other acts, promptly upon request, as Lender requests and which are, in Lender's reasonable judgment, necessary or appropriate to effectuate the purposes of this Modification. This Modification and any memorandum hereof may be filed and recorded by Lender with any governmental agency or other public office.

16. Amendment. This Modification may be modified, amended, changed, or terminated, in whole or in part, only by an agreement in writing duly authorized and executed by Borrower and Lender.

17. Waiver. The waiver of any breach of any of the provisions of this Modification by any party shall not constitute a continuing waiver or a waiver of any subsequent breach by said party either of the same or of another provision of this Modification.

18. Exclusive Agreement. This Modification contains the entire agreement between the parties with respect to the modification of the Note, the Deed of Trust, and the Loan Documents evidenced hereby and no statement, promise, or inducement made by any party or the agent of any party that is not contained in this Modification shall be valid or binding.

19. Severability. Invalidation of any of the provisions of this Modification or any paragraph, sentence, clause, phrase, or word herein, or the application thereof in any given circumstance, shall not affect the validity of the remainder of this Modification.

20. Time of the Essence. Time is of the essence for the performance of each and every provision hereof.

21. Governing Law. This Modification is made pursuant to and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

22. Release. A full release of the Deed of Trust shall release this Modification.

23. Guarantor's Liability. By his signature below, Guarantor acknowledges and agrees to Lender's increase in the potential amount of principal that may be advanced and to all other terms and conditions of this Modification, and Guarantor hereby reaffirms that his Unconditional Guaranty of Payment and Performance (the Guaranty") remains fully and completely valid and enforceable against Guarantor. Guarantor reaffirms that Guarantor is liable to Lender for payment of the full amount of the principal that is advanced under the terms of the Note and the other Loan Documents, as modified and increased by this Modification, up to a

EXHIBIT "A"

LEGAL DESCRIPTION

total principal amount of Five Million Five Hundred Thousand Dollars ($5,500,000.00), together with interest and other costs and expenses as stated in the Guaranty.

IN WITNESS WHEREOF, the parties hereto have executed this Modification to be effective as of March 31, 2004.

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Lender

By: ______________________
Its: Asst. Vice President

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, Borrower

By: ______________________
David M. Summers, its President

STATE OF COLORADO)
) SS.
COUNTY OF Denver)

On this 31st. day of March, 2004, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came Kevin M. Unger, Asst. V.P of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, who executed the foregoing instrument for and on behalf of the Bank.

DEBRA BENNETTS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 11-30-05

____
Notary Public
My Commission Expires: 11-30-05

STATE OF COLORADO)
) SS.
COUNTY OF Denver)

On this 31st day of March, 2004, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower and Trustor.

DEBRA BENNETTS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 11-30-05

Debra Bennetts
Notary Public
My commission expires: 11-30-05

151277-1

EXHIBIT 3.8

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	12-19-2003	01-19-2005	800089459	4 / 110		077	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "*****" has been omitted due to text length limitations.

Borrower: Lakeview Development Corporation (TIN: 84-1552093)
5251 DTC Parkway, Suite 1185
Englewood, CO 80111

FAXED 12-19-03

Lender: CENTENNIAL BANK OF THE WEST
Windsor Branch
4650 Royal Vista Circle
Fort Collins, CO 80528-9370

Principal Amount: $100,000.00 **Initial Rate: 5.750%** **Date of Note: December 19, 2003**

PROMISE TO PAY. Lakeview Development Corporation ("Borrower") promises to pay to CENTENNIAL BANK OF THE WEST ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Thousand & 00/100 Dollars ($100,000.00), together with interest on the unpaid principal balance from December 19, 2003, until paid in full.

PAYMENT. Borrower will pay this loan in one principal payment of $100,000.00 plus interest on January 19, 2005. This payment due on January 19, 2005, will be for all principal and all accrued interest not yet paid. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning February 5, 2004, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; and then to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime rate as published in The Wall Street Journal. When a range of rates has been published, the higher of the rates will be used. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each Day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 1.000 percentage point over the Index, adjusted if necessary for any minimum and maximum rate limitations described below, resulting in an initial rate of 5.750% per annum. Notwithstanding the foregoing, the variable interest rate or rates provided for in this Note will be subject to the following minimum and maximum rates. NOTICE: Under no circumstances will the interest rate on this Note be less than 5.750% per annum or more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: CENTENNIAL BANK OF THE WEST, Berthoud, 807 Mountain Avenue Berthoud, CO 80513.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 20.000% per annum. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender the reasonable costs of such collection. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Larimer County, State of Colorado.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $25.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

COLLATERAL. Borrower acknowledges this Note is secured by Commercial Pledge Agreement dated December 19, 2003 covering Two (2) shares of the Capital Stock of The Greeley & Loveland Irrigation Company Certificate Number ______.

CROSS DEFAULT . It shall also constitute an "event of default" if Borrower fails to comply with or perform when due any term, obligation, covenant, or condition contained in any other agreement or loan that Member, Partner, or Shareholder of Borrower has with lender or in any other agreement that an entity in which Borrower is a Member, Partner, or Shareholder has with Lender.

DISHONORED ITEM FEE.. I will pay a fee to Lender of $25.00 if I make a payment on my loan and the check or preauthorized charge with which I pay is later dishonored.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: CENTENNIAL BANK OF THE WEST Windsor 4650 Royal Vista Circle Fort Collins, CO 80528

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President of Lakeview Development Corporation

By: ______________________
Robert C. Moore, Secretary of Lakeview Development Corporation

EXHIBIT 3.9



FIXED RATE CONTRACT

C&FC Business or Commercial Use
RTN4001RA9 (02-06)

LOAN CONTRACT — SECURITY AGREEMENT

Date Contract Printed: 3/22/2004 Contract No: 841-55-2093

SELLER'S NAME AND ADDRESS	DEALER NUMBER	PHONE NUMBER	DATE ACCEPTED BY DEERE & COMPANY For Office Use Only
COLORADO MACHINERY 3763 MONARCH STREET FREDERICK, CO 80516	17-7473	303-833-5900	

PHYSICAL DAMAGE INSURANCE REQUIRED: (See Provisions Below)

he insurance provided hereunder does not include liability insurance coverage for bodily injury or property damage caused to others. If I lesire liability insurance coverage, I should obtain such coverage from an agent of my choice.

	NO. Pymts.	PREMIUM	
INSURANCE DISCLOSURES: I may obtain Physical Damage Insurance from anyone I want that is acceptable to you. If I get this insurance through you, I will pay the premium shown at right. *No Insurance will be provided unless I sign at the right and the premium is shown.*			I want Physical Damage Insurance *(Sign in this box)* X
Credit Life Insurance is not required to obtain credit and will not be provided unless I sign at the right and the premium is shown. The policy applies to the first named Debtor only.			I want Credit Life Insurance *(Sign in this box)* X Age:

BORROWER'S NAME AND ADDRESS	BUYER'S SSN/TIN Number	BORROWER'S PHONE NO.	TYPE OF BUSINESS
LAKEVIEW DEVELOPMENT CORPORATION 5251 DTC PARKWAY 1185 ENGLEWOOD, CO 80111	841-55-2093	303-221-8883	Corporation
	BORROWER RESIDES IN (County / State): ARAPAHOE, CO	BORROWER AGREES TO KEEP GOODS IN (County, State): ARAPAHOE, CO	
	NAME AND TITLE OF SIGNING OFFICER (If Corporation or Limited Liability Company): DAVID M. SUMMERS-PRESIDENT		

CO-BORROWER'S NAME AND ADDRESS	CO-BORROWER'S SSN/TIN Number	CO-BORROWER'S PHONE NO.
DAVID M. SUMMERS 501 SOUTH SAC ROAD STOCKTON, MO 65785	*** FISMA & OMB Memorandum M-07-16 ***	
	NAME AND TITLE OF CO-SIGNING OFFICER (If Corporation or Limited Liability Company)	

hereby apply to John Deere Construction & Forestry Company (together with its assigns, the "Lender") for a loan of the Amount Financed hown below, and on the following terms and conditions. The amount of the UNPAID BALANCE shown below on Line 3 is to be used to nance the BALANCE DUE on the PURCHASE ORDER executed in connection with the purchase from the Seller of the Equipment lescribed below (the "Goods"). I agree that I have received the Goods. You can inspect the Goods at any reasonable time.

ARTIES: In this agreement, the words "I", "me", and "my" mean the persons, whether one or more, who sign it as "Borrower(s)" (who is also known as "Debtor(s)"). Except as contained in the Notice to Borrower(s) paragraph, the words "you" or "your" refer to the "Lender" or o anyone the Lender assigns this agreement.

THE TERMS OF THIS CONTRACT ARE CONTAINED ON MORE THAN ONE PAGE

Document Number: 60797276
RTN4001RA93/23/2004

☐ Original Copy (JDC) ☐ Dealer Copy ☐ Customer Copy ☐ Branch Copy

Equipment Type: I

PROMISSORY NOTE: If this Loan Contract is accepted by Lender, I promise to pay to Lender or its order the TOTAL as in line 8 below, in MONTHLY INSTALLMENTS and/or INSTALLMENTS OTHER THAN MONTHLY as shown below. If more than one person signs this agreement as "Borrower" we will be jointly and severally liable for all amounts due under this agreement. I represent that the Goods are being purchased for a business, commercial or agricultural purpose.

EQUIPMENT PURCHASED

QTY.	NEW/ USED	MFR.	MODEL	GOODS (Equipment)	PRODUCT ID NO.	AMOUNT
1	New	JD	450CLC	EXCAVATOR	FF450CX091401	$322,461.00
W/ 12'10" ARM						
1	New	Sec	N/A	Secure Premium	xxxxxxxxxxxxxx	$0.00

TRADE-IN and CASH DOWN PAYMENT

QTY.	MFR.	MODEL	DESCRIPTION OF TRADE-IN (From Purchase Order)	PRODUCT ID NO.	AMOUNT
			Allowance: $0.00 Payoff Amount: $0.00 **Lien Holder:** **Payoff Account:** **Phone Number:**	Lender to make Payoff: No	$0.00
				TOTAL TRADE-IN:	$0.00
				CASH DOWN PAYMENT:	$12,500.00
				TOTAL TRADE-IN PLUS CASH DOWN:	$12,500.00

THE TERMS OF THIS CONTRACT ARE CONTAINED ON MORE THAN ONE PAGE

CONTRACT INSTALLMENTS

	DATE FINANCE CHARGE BEGINS:
	March 23, 2004

Unless otherwise provided below payments are due each successive month on the same day of the month as the first payment

NUMBER OF PAYMENTS	AMOUNT OF EACH PAYMENT	FIRST PAYMENT DUE DATE
60	$6,018.44	May 1, 2004 Monthly Thereafter

The amounts shown below as Finance Charge, Total of Payments and Total Sale Price are estimates based upon the assumption that payments will be made on the scheduled payment due date according to the installment schedule. The actual Finance Charge, Total of Payments, and Total Sale Price may vary depending upon the early or late payment of scheduled installments.

ITEMIZATION OF AMOUNT FINANCED		
SALES TAX (Paid to Govt. Agencies)		$9,351.37
CASH PRICE (Including Tax)	1	$331,812.37
TOTAL DOWN PAYMENT (Sum of Trade-In & Cash Down Payment).	2	$12,500.00
UNPAID BALANCE OF CASH PRICE (The amount credited to my account with you).	3	$319,312.37
ADMINISTRATIVE FEES	4A	$0.00
OFFICIAL FEES (Paid to Public Officials)	4B	$0.00
INSURANCE (Credit Life and/or Physical Damage Paid to Insurance Companies).	5	$0.00
AMOUNT FINANCED (Lines 3, 4B & 5). The amount of credit provided to me.	6	$319,312.37
FINANCE CHARGE (Based on line 6) The dollar amount the credit will cost me.	7	$41,794.03
TOTAL OF PAYMENTS (Lines 6 & 7) The amount I will pay if I make all payments as scheduled.	8	$361,106.40
ANNUAL PERCENTAGE RATE (The cost of my credit as a yearly rate).		4.90%
TOTAL SALE PRICE (Lines 1, 4B, 5 & 7). The total price of my purchase on credit, including my Down Payment of $12,500.00		$373,606.40

SECURITY AGREEMENT: To secure the obligation evidenced by this contract and any other obligation that I may owe to Lender or to Lender's affiliates, I grant Lender a Security Interest in the Goods described above (which term includes items, if any, listed as "security" or "additional security") and all parts and accessories now or hereafter incorporated in or on such Goods by way of addition, accession or replacement. I also grant you a Security Interest in all proceeds, including insurance proceeds and refund of insurance premiums financed hereunder. I acknowledge that all security granted on any other Contract between myself and Lender or Lender's affiliates shall also secure the obligations described in this Contract. Buyer represents that all trade-in property, if any, is free and clear of all security agreements, liens and encumbrances.

ADDITIONAL CONTRACT INFORMATION: See all of the pages of this agreement for additional information regarding non-payment, default and early payment.

ATE PAYMENTS: In addition to promising to pay the installments set forth above, I promise to pay past due interest accrued from ıaturity on each installment in default more than 10 days at the highest rate permitted by applicable state law.

:TATE LAW APPLYING: The construction and validity of this Agreement shall be controlled by the law of Iowa, where this greement is accepted and entered into, and the validity of the security interest shall be controlled by the law of the state where ıe Goods are to be kept and used.

ARLY PAYMENT: I may prepay my obligation in full at any time prior to the original or any extended maturity and will be charged only for arned Finance Charges.

:SF FEES: If payment is made by a check which is dishonored, I agree to pay you a fee of $20 or such lesser amount specified by pplicable law.

THE TERMS OF THIS CONTRACT ARE CONTAINED ON MORE THAN ONE PAGE

APPLICATION OF PAYMENTS AND PROCEEDS: Any money that you get from me as well as any insurance proceeds, proceeds from the disposition of the Goods following repossession and returned insurance premiums may be applied, at your choice to what I owe under this Agreement or to any other debt I owe you, in spite of any instructions I may send you. Also, they may be applied to finance charges before the unpaid balance of the amount Financed and to late charges, charges for dishonored checks and past due interest before installments. If any proceeds from the sale of the Goods or insurance are applied to the debt, I remain liable to make each periodic payment described in this contract until it is paid in full. You can accept payments marked "paid in full" or with any other restrictive endorsements, without losing any of your rights under this Agreement.

DEFAULT: This contract shall be in default if: (a) I fail to pay any installment when due, (b) I attempt to sell or encumber any interest in the Goods, (c) I institute or have instituted against me proceedings under any bankruptcy or insolvency law, (d) I make an assignment for the benefit of creditors, (e) I fail to pay any taxes levied on the Goods, (f) any attachment, execution, writ or other process is levied against any of my property, (g) I fail at any time to keep the Goods properly insured as described below, (h) I remove the Goods, without prior written notice to Lender, from the location in which I have agreed to keep them, (i) I fail to maintain the Goods in good condition and repair or permit its value to be impaired, (j) I permit the Goods to be used in violation of any law, regulation or policy of insurance, (k) any representation, warranty or statement is made to Lender in connection with this agreement which is false in any material respect when made, (l) any legal entity such as a partnership, limited liability company or corporation that has agreed to pay this agreement ceases to do business, dissolves, liquidates its assets or terminates or fails to maintain is corporate existence, or (m) for any reason Lender deems the debt or security unsafe. In any such event Lender may take possession of any Goods in which Lender has a Security Interest and exercise any other remedies provided by law, and may immediately and without notice of intent to declare all of the indebtedness due and payable, declare the entire balance of this contract due and payable. In addition, to the extent permitted by law, Lender may collect all reasonable expenses, including attorneys' fees, incurred in realizing on the Security Interest granted hereunder, or otherwise enforcing the terms of this contract. Lender also has the right to take possession of the Goods or render the Goods unusable.

If you take possession of the Goods after I default, it shall be commercially reasonable for Lender to sell the Goods at a public or private sale: (i) at wholesale to a dealer in used goods of like kind; (ii) at retail to a purchaser directly or through a dealer in such used goods; or (iii) to any John Deere dealer or comparable Lender or equipment through any on-line or in-person auction or other sale, such action shall constitute a commercially reasonable sale. I acknowledge that you may, instead of selling the security, lease or rent the security and such action shall be commercially reasonable so long as you apply the proceeds of such lease or rental to the indebtedness either as such payments are received, or based upon a present value of the scheduled lease or rental payments. The enumeration of the methods described in this paragraph are without limitation to the Lender's right to dispose of the Goods by any other manner or method, whether by sale, lease, or otherwise, in a commercially reasonable fashion. You also have the right to take possession of the Goods or to render the Goods unusable. A ten day notice of sale mailed to me at my address as shown on your records shall be considered reasonable notice, unless otherwise specified by law. If I reside in Texas, I agree that any remaining amounts due under this contract after any default by me shall be payable to Lender or its order at Dallas, in Dallas County, Texas.

RISK OF LOSS AND OTHER AGREEMENTS: The Goods are held by me at my risk and expense with no abatement in my obligation on account of loss or damage. I will settle all claims of any kind against SELLER directly with SELLER and I will not use any such claim as a defense, setoff or counterclaim against any effort by Lender to enforce this contract. Waiver or condonation of any breach or default shall not constitute a waiver of any other or subsequent breach or default. To the extent permitted by law, I agree that a financing statement which describes either the security contained in this Contract or a financing statement which references all equipment currently or in the future financed by Lender or its assigns, may be filed in the appropriate governmental office without my signature. I agree that I will notify you whenever I change my state of location, as such term is used in Section 9-307 of the Uniform Commercial Code. FAX AND ELECTRONIC SIGNATURE: Each person who signs this contract agrees that any carbon signature, facsimile signature or electronic signature shall constitute an original signature within the meaning of applicable law, for all purposes. Any provision hereof prohibited by law shall be ineffective and deemed deleted to the extent of such prohibition and shall not invalidate any other provision hereof. Lender may correct patent or clerical errors in this contract, or in any purchase orders or financing statements executed in connection herewith. CONSENT TO RECORD CALLS: I consent and agree that my telephone conversations with you may be monitored and recorded to further improve your customer service.

THE TERMS OF THIS CONTRACT ARE CONTAINED ON MORE THAN ONE PAGE

EXHIBIT 3.10

PHYSICAL DAMAGE INSURANCE PROVISIONS: I agree that (except to the extent this contract is for service work) I will at all times keep the Goods insured against all risks of loss, damage or destruction for their full insurable value, with Lender listed as loss payee. I may choose the person through whom I obtain the insurance, but the insurance must be acceptable to Lender. Such insurance will provide that it may not be cancelled by me without Lender's consent and may not be cancelled by the insurer without at least 10 days written notice to Lender. I agree to provide Lender with evidence of the paid-up insurance policy that I have on the Goods within 15 days of the date of this contract and at least 30 days before the renewal date. It is understood that if I fail to deliver to Lender satisfactory evidence of paid-up insurance, Lender may, but shall not be obligated to, purchase such insurance. I agree to pay the cost thereof either at such time or times as Lender demands, together with interest thereon at the Contract Rate until paid, or to have such cost added as increases in the amounts of the installments at the sole discretion of Lender. If I provide evidence of paid-up insurance after these time periods, I agree to reimburse Lender for the cost of any insurance Lender purchased until the date such evidence is provided by me. In addition, if permitted by law, I agree to pay a reasonable administrative fee to Lender for obtaining and canceling such insurance.

I understand that I may meet this insurance requirement by having you purchase such insurance. Inclusion of an amount for Physical Damage Insurance in Insurance Disclosures box on the front of this contract will be my election to do this, but such insurance will only be purchased if John Deere Construction & Forestry Company accepts assignment of this agreement. Such insurance will cover the fair market value of the Goods at the time of loss and will remain in effect until my debt to you is paid in full, or your Security Interest in the Goods terminates, or I default under this contract and you cancel the insurance, or any of the Goods are repossessed, or the Retail Installment Sales Floater Policy under which you purchased the insurance is terminated.

If I default under this contract, I give you permission to cancel any insurance on the Goods and, if allowed by law, to apply any premium refunds to my debt to you with any excess returned to me.

Any proceeds payable to me from insurance by reason of loss, damage or destruction of the Goods may be applied to my outstanding debt to you or to replacement of the Goods, at your sole discretion.

I understand and agree that you may consider my debt in default if I fail to keep the Goods properly insured at any time before my debt to you is paid in full. If that happens, you may, but are not obligated to, buy insurance to protect the Goods and add the cost to my debt to you, and I promise to pay such additional cost upon your demand.

FINANCE CHARGE START DATE: I acknowledge that unless this Contract is not accepted by the Lender, the finance charge shall commence accruing on the date specified above, regardless of when I execute this Contract.

NOTICE TO BORROWER(S): 1. Do not sign this contract before you have read it or if it contains blank spaces. 2. You are entitled to an exact and completely filled in copy of this contract when you sign it. Keep it to protect your legal rights. 3. Under law, you may have the following rights, among others: (a) to pay off in advance the full amount due and to obtain a partial refund of the finance charge, (b) to redeem the property if repossessed for a default within the time provided by law.

I agree that the provisions on the pages of this form are part of my agreement with you and are also binding on me.

Liability insurance coverage for bodily injury and property damage caused to others not included.

CAUTION: IT IS IMPORTANT THAT YOU THOROUGHLY READ THE CONTRACT BEFORE YOU SIGN IT.

I acknowledge receipt of a true copy hereof.

LAKEVIEW DEVELOPMENT CORPORATION

X ______________________ ______________

DAVID M. SUMMERS-PRESIDENT (Date Signed)

X ______________________ ______________

DAVID M. SUMMERS (Date Signed)

DATE AGREEMENT SIGNED: ______________________

Accepted By: **JOHN DEERE CONSTRUCTION & FORESTRY COMPANY (Lender)**
6400 NW 86th Street, Johnston, IA 50131-6600

By ______________________
(Authorized Signature)

THE TERMS OF THIS CONTRACT ARE CONTAINED ON MORE THAN ONE PAGE

☐ **Original Copy (JDC)** ☐ **Dealer Copy** ☐ **Customer Copy** ☐ **Branch Copy**

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 86,000.00

Englewood, Colorado
March ~~11~~ 15, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay DUANE WILSON

or order, (Note Holder) the principal sum of Eighty Six Thousand and no/100---------------

U.S. Dollars, with interest on the unpaid principal balance from March ~~11~~ 15, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at maturity, with accrued interest payments added to the Principal every calendar quarter, ~~or such other place as the Note Holder may designate, in~~ ~~payments of~~ beginning June 30, 2004.

Dollars

~~(U.S. $~~ ~~), due on the~~ ~~day of each~~,

~~beginning~~ , . Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2007.

2. Borrower shall pay to the Note Holder a late charge of five(5)% of any payment not received by the Note Holder within 15 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty.XXXX

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

EXHIBIT 3.11

PROMISSORY NOTE LIQUIDITY AGREEMENT

THIS PROMISSORY NOTE LIQUIDITY AGREEMENT (this "Agreement"), dated as of the 15th day of March, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Lakeview") and DUANE WILSON (the "Note Holder").

WHEREAS, Lakeview has issued its Promissory Note in the principal amount of $86,000.00 (the "Wilson Note") to the Note Holder, a copy of which is attached to this Agreement as Exhibit A;

WHEREAS, the Note Holder may require some or all of the debt obligation represented by the Wilson Note to repaid, from time to time during the 34 month term of the Wilson Note, due to financial uncertainties affecting the Note Holder;

WHEREAS, to allow the Wilson Note to be a more flexible financial planning vehicle for the Note Holder, Lakeview has agreed to allow the Note Holder to demand from time to time repayment of some, or all of the principal amount of the Wilson Note, upon receipt of written notice from the Note Holder; and

WHEREAS, the parties desire to enter into this Agreement in order to describe the flexible repayment demand provisions governing the Wilson Note;

NOW, THEREFORE, for good and valuable consideration, including the purchase of the Wilson Note by the Note Holder, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Repayment Provisions. Notwithstanding any other term, condition or provision of the Wilson Note, the Note Holder shall have the right, from time to time, to demand repayment of all or any portion of the outstanding principal amount of the Wilson Note during its term, provided that the Note Holder provide at least 24 hours prior written notice of a demand for repayment of any amounts under $5,000, at least 30 days prior written notice of a demand (in the aggregate) for repayment of any amounts between $5,000 and $10,000, and at least 60 days notice of a demand (in the aggregate) for repayment of any amounts between $10,000 and $36,000. The maximum amount which may be demanded for repayment under this Agreement shall not exceed $36,000 during any calendar year. Upon receipt of a payment demand from the Note Holder, Lakeview shall repay that portion of the Wilson Note specified in the written demand.

2. <u>Personal Guarantee</u>. In the unlikely event that Lakeview cannot re-pay the Wilson Note in accordance with this Agreement, the personal guarantee (<u>see</u> Guaranty Agreement dated as of March 11, 2004) extended by David M. Summers will immediately go into effect, and the entire amount outstanding will become due and payable by David M. Summers (or his estate) within 15 days of such default.

3. <u>Notices</u>. All notices described in the preceding paragraph shall be mailed, hand delivered or sent by fax to David M. Summers, President, Lakeview Development Corporation at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, fax (303) 221-8883. Receipt of all fax transmissions should be confirmed by telephone. The relevant time periods shall run from the date and time notice is received by Lakeview.

4. <u>Binding Effect; Benefit</u>. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of Lakeview, and the successors and assigns of the Note Holder.

IN WITNESS WHEREOF, the parties to this Agreement have executed this instrument as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________________
David M. Summers, President

Note Holder:

____
Duane Wilson

EXHIBIT A

Wilson Promissory Note

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 86,000.00

Englewood, Colorado
March ~~11~~ 15, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay DUANE WILSON

or order, (Note Holder) the principal sum of Eighty Six Thousand and no/100---------------

U.S. Dollars, with interest on the unpaid principal balance from March ~~11~~ 15, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at maturity, with accrued interest payments added to the Principal every calendar quarter, ~~or such other place as the Note Holder may designate, in~~ ~~payments of~~ beginning June 30, 2004. Dollars ~~(U.S. $), due on the day of each,~~ ~~beginning~~ , . Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2007.

2. Borrower shall pay to the Note Holder a late charge of five (5)% of any payment not received by the Note Holder within 15 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty.XXXXX

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

303-292-2500 — www.bradfordpublishing.com — 7-00

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT
FOR SHARES OF
LAKEVIEW DEVELOPMENT CORPORATION
(A Colorado Corporation)

Lakeview Development Corporation
5251 DTC Parkway. Suite 1185
Englewood, Colorado 80111

Ladies and Gentlemen:

1. SUBSCRIPTION FOR SHARES OF COMMON STOCK

Subject to the terms and conditions of this Subscription Agreement and the information contained in the Offering Circular dated ______________, 2004, including its attached Exhibits (the "Offering Circular"), I (we) hereby offer to purchase ___________ shares of Common Stock (the "Shares") offered by Lakeview Development Corporation (the "Corporation") at $1.00 per share. I (we) am (are) delivering with this Subscription Agreement the sum of $____________ ($5,000 minimum) to the Corporation by check made payable to order of "Lakeview Development Corporation Escrow Account" as payment in full for my (our) subscription.

2. CONDITIONS TO OFFER

My (Our) offer is made subject to the following terms and conditions:

(a) The Corporation shall have the right to accept or reject this offer, in whole or in part, for any reason whatsoever.

(b) The undersigned hereby accepts the terms set forth in the Offering Circular in full, including but not limited to, the receipt, use, placement, and application of funds paid by the undersigned.

(c) The correctness and continued correctness of all representations, warranties and agreements of the undersigned in this Subscription Agreement.

3. RECEIPT OF OFFERING CIRCULAR

By executing this Subscription Agreement, the undersigned hereby acknowledges receipt of the Offering Circular of the Corporation relating to the Shares, wherein the terms and conditions of the offering of the Shares, some of the special risks in purchasing them, and other important factors are described and hereby acknowledges and agrees that no representations contradicting any terms or conditions contained in the Offering Circular have been made, or if made, will be relied upon.

4. REPRESENTATIONS AND WARRANTIES

By executing this Subscription Agreement, the undersigned represents and warrants to the Corporation that:

(a) The undersigned has read and reviewed the Offering Circular and has specifically noted sections of the Offering Circular entitled "Risk Factors" and "Conflicts of Interest." In addition, the undersigned has had the opportunity to discuss the tax consequence of the purchase of the Shares with his or her tax advisor prior to his execution of this Subscription Agreement and has conducted such other independent investigations as the undersigned has deemed necessary. I (we) have such knowledge and experience in financial and business matters that I (we) am (are) capable of evaluating the merits and risks of an investment in the Shares and have completed such evaluation to my (our) satisfaction.

(b) The Shares subscribed for constitute an investment which is suitable and consistent with my (our) investment program and that my (our) investment situation enables me (us) to bear the economic risks of this investment, and consequently, without limiting the generality of the foregoing, I (we) am (are) able to hold the Shares for an indefinite period of time and have sufficient net worth to sustain a loss of all or a portion of my (our) investment in the Corporation in the event such loss should occur.

(c) I (we) am (are) of legal age to execute this Agreement, am (are) legally competent to do so, and have received and carefully read a copy of the Offering Circular, including exhibits to the Offering Circular.

(d) I (we) have been afforded the opportunity to ask questions and receive answers from the officers of the Corporation concerning the terms and conditions of the offering and to obtain any additional information which such officers possess or could acquire without unreasonable effort or expense that was necessary to verify the accuracy of information presented in the Offering Circular.

(e) I (we) acknowledge that in making the decision to purchase the Shares, I (we) have not relied on any information which may have been provided to me (us) which is not included as a part of the Offering Circular.

5. MISCELLANEOUS

I verify that I am an individual residing in the state which appears in the address below my name. This Subscription Agreement constitutes the entire agreement among its parties with respect to its subject matter and may be amended only by a writing executed by the party against which it is to be enforced. This Subscription Agreement shall be binding on the heirs, successors and assigns (if any) of the undersigned. This Subscription Agreement shall be governed by the laws of the State of Colorado, as applied to contracts made and to be performed entirely within Colorado.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on this ______ day of _________________ 2004.

_____________________________ SUBSCRIBER SIGN HERE

_____________________________ SUBSCRIBER SIGN HERE

____________________ Social Security Number

____________________ Social Security Number

PLEASE PRINT THE FOLLOWING INFORMATION

Name(s) of Subscriber(s): ______________________________________
(As desired to appear on the Share Certificate)

Address: ______________________________________

____

Telephone Number: ______________________________________

EXHIBIT 5.1

VOTING TRUST AGREEMENT

This Voting Trust Agreement (this "Agreement"), dated as of July 1, 2003, is between Victor Palli, acting under this Agreement as the Voting Trustee, and Samir Palli who is the owner of 1,827,000 shares of common stock of Lakeview Development Corporation, a Colorado corporation, (the "Company"), all of which are being placed under the voting trust by this Agreement.

Recitals

A. Samir Palli owns 1,827,000 shares of the Company's common stock. All such shares are being placed under the voting trust created by this Agreement.

Terms and Conditions

1. Transfer of The Voting Trust Shares to Victor Palli. Concurrently with the execution and delivery of this Agreement, Samir Palli is delivering to Victor Palli, as the Voting Trustee under this Agreement, the certificates representing all the Voting Trust Shares, properly endorsed for transfer to Victor Palli, as the Voting Trustee under this Agreement, upon the share ownership records of the Company. Concurrently with the execution and delivery of this Agreement, Victor Palli is executing and delivering to Samir Palli, a Voting Trustee Certificate in the form of attached to this Agreement as Exhibit A, properly completed with the respect to the Voting Trust Shares. Victor Palli acknowledges its receipt of the stock certificates representing the Voting Trust Shares, and Samir Palli acknowledges his receipt of the Voting Trust Certificates.

2. Voting Rights Conferred. By executing and delivering this Agreement, Samir Palli confers upon Victor Palli the exclusive right to exercise all voting rights pertaining to all Voting Trust Shares and agrees that the voting rights may be exercised by any individual whom Victor Palli, may delegate the voting rights from time to time, and agrees that the voting rights may be exercised by giving written consents whenever it may be desirable or convenient to obtain written consents of shareholders of the Company rather than holding a shareholders meeting. Samir Palli agrees that Mr. Palli may exercise the voting rights conferred under this Agreement in his sole discretion with respect to the following matters:

(a) Electing and replacing the directors of the Company;

(b) Approving the sale, lease, exchange, or other disposition of all substantially all of the property and assets of the Company not in the usual and regular course of its business;

(c) Approving a plan of merger (except in those situations in which the applicable law permits a merger without a vote of shareholders) or a plan of consolidation;

(d) Approving the voluntary dissolution of the Company by the act of the Company;

(e) Approving any amendment of the articles of incorporation of the Company; or

(f) Approving any other action requiring the vote of shareholders of the Company.

Victor Palli shall incur no liability for the manner in which Victor Palli exercises or omits to exercise any of the voting rights conferred under this Agreement, except for the gross negligence or bad faith of Victor Palli.

3. Representations. Samir Palli represents and warrants to Victor Palli that he is the sole owner of all of the Voting Trust Shares, as more fully described in the recitals to this Agreement, free and clear of any adverse claim, lien, or other encumbrance. All the Voting Trust Shares have been validly issued and are outstanding, and, except for this Voting Trust Agreement, there is no outstanding proxy, voting trust agreement, or other voting agreement with respect to any of the Voting Trust Shares.

4. Expiration. This Agreement shall remain in effect for five (5) years after the date of this Agreement. Upon the expiration of this Agreement, Victor Palli shall deliver to Samir Palli the stock certificates representing all of the Voting Trust Shares then held in the name of Victor Palli in his capacity as the Voting Trustee under this Agreement, properly endorsed for transfer to each of them upon the stock ownership records of the Company and Samir Palli shall deliver to Victor Palli any outstanding Voting Trust Certificates issued to him under this Voting Trust Agreement.

5. Notices. Any notice or other communication with respect to this Agreement shall be in writing and shall be delivered either, addressed to the parties as follows:



If to Victor Palli: Mr. Victor Palli
4561 West Hinsdale Avenue
Littleton, Colorado 80128

If to Samir Palli: Mr. Samir Palli
3465 Westbrook Lane
Highlands Ranch, CO 80129

If to the Company: Lakeview Development Corp.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Either party may change its address for the purpose of this Agreement by giving notice to the other in the manner stated in this Section. No notice shall be effective until received by the intended recipient.

6. Successor and Assigns. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties and their personal representatives.

7. Applicable Law. This Agreement shall be governed by and constructed in accordance with the laws of the State of Colorado.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first above written.

____
Victor Palli

____
Sámir Palli

EXHIBIT A

Voting Trust Certificate

VOTING TRUST CERTIFICATE

1,827,000 Shares

This certifies that Samir Palli has deposited One Million Eight Hundred Twenty Seven Thousand (1,827,000) shares of the common stock of Lakeview Development Corporation, a Colorado corporation (the "Company") pursuant to the terms and conditions of a Voting Trust Agreement, dated as of July 1, 2003, between Samir Palli and Victor Palli, as Voting Trustee. This certificate and the interest it represents are transferrable only on the books maintained by Victor Palli for such purpose, upon presentation and surrender of this Certificate. The holder of this Certificate takes this Certificate and the interests it represents subject to all of the terms and conditions of the Voting Trust Agreement.

This certificate cannot be transferred without the receipt by Victor Palli, of an opinion of counsel satisfactory to Victor Palli to the effect that such transfer will not result in any violation of the registration provisions of the Securities Act of 1933 or the securities laws of any state.

Victor Palli hereby executes this Certificate as of July 1, 2003.

Victor Palli, Voting Trustee

EXHIBIT 6.1

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of July 15, 2000 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Roy Reitz (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of One Million (1,000,000) shares of Common Stock at a price of Eighty and no/100 Cents ($.80) per share, for an aggregate purchase price of $800,000, during the four (4) year period after the date of this Agreement.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised within four (4) years after it first becomes exercisable or it shall be void.

(d) The option granted under Paragraph 1 shall not be exercisable in whole or in part if exercise or delivery of shares upon exercise would constitute a violation of any federal or state securities or other law or valid regulation.

3. <u>Notice of Exercise</u>. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. The notice shall be addressed to: Mr. David M. Summers, Vice President, Lakeview Development Corporation and delivered to its principal business address at the time of exercise. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. <u>Payment</u>. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash, check which clears in the ordinary course of business, or certified funds.

6. <u>Substitution or Cancellation Upon Acquisition</u>. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, Vice President

OPTIONEE

/s/ Roy Reitz
Roy Reitz

EXHIBIT 6.2

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of July 15, 2000 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and David M. Summers (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of One Million (1,000,000) shares of Common Stock at a price of Eighty Cents ($.80) per share, for an aggregate purchase price of $800,000, during the four (4) year period after the date of this Agreement.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised within four (4) years after it first becomes exercisable or it shall be void.

(d) The option granted under Paragraph 1 shall not be exercisable in whole or in part if exercise or delivery of shares upon exercise would constitute a violation of any federal or state securities or other law or valid regulation.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. The notice shall be addressed to: Mr. Roy Reitz, President, Lakeview Development Corporation and delivered to its principal business address at the time of exercise. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash, check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ Roy Reitz
Roy Reitz, President

OPTIONEE

/s/ David M. Summers
David M. Summers

EXHIBIT 6.3

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of December 15, 2002 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Billy Halax (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of Seven Hundred Fifty Thousand (750,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $750,000, during the period between December 15, 2002 and December 31, 2004.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2004 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

OPTIONEE

/s/ Billy Halax
Billy Halax

EXHIBIT 6.4

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of March ~~11,~~ 15 2004 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Duane Wilson (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of Eighty Six Thousand (86,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $86,000, during the period between March ~~11~~, 15 2004 and January 15, 2007.

2. Exercise.

   (a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

   (b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

   (c) The option granted under Paragraph 1 must be exercised on or before January 15, 2007 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By ______________________________
David M. Summers, President

OPTIONEE

____
Duane Wilson

EXHIBIT 6.5

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of March 31, 2004 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and David M. Summers (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of One Hundred Fifty Thousand (150,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $150,000, during the period between March 31, 2004 and January 15, 2007.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2007 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

OPTIONEE

/s/ David M. Summers
David M. Summers, Individually

EXHIBIT 6.6

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 390,000.00

Englewood, Colorado
December 24, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 24, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Three Hundred Ninety Thousand ($390,000.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder,

and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 6.7

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 102,197.45

Englewood, Colorado
December 31, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of One Hundred Two Thousand One Hundred Ninety Seven and 45/100 Dollars ($102,197.45), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 6.8

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 77,172.00

Englewood, Colorado
December 31, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Seventy Seven Thousand One Hundred Seventy Two and no/100 ($77,172.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 6.9

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 630.55

Englewood, Colorado
December 31, 2002

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2004 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Six Hundred Thirty and 55/100 Dollars ($630.55), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. <u>Default</u>. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. <u>Acceleration Upon Certain Conditions</u>. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. <u>Conversion Rights</u>. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. <u>Notice of Conversion</u>. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.10

MEMORANDUM

DATE: December 31, 2003

SUBJECT: Extension of Due Date on Series II Debentures

The purpose of this Memorandum is to confirm that the Maturity Date on each of the following Series II 10% Per Annum Convertible Debentures has been extended to June 30, 2005:

Amount	Date Issued
$ 390,000.00	December 24, 2001
$ 77,172.00	December 31, 2001
$ 102,197.45	December 31, 2001
$ 630.55	December 31, 2002
$ 570,000.00	

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers

David M. Summers, President

SERIES II DEBENTURE HOLDER

/s/ David M. Summers

David M. Summers, Individually

EXHIBIT 6.11

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES III 10% PER ANNUM CONVERTIBLE DEBENTURE

$85,000.00

Englewood, Colorado
September 24, 2002

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of John W. Ruth (the "Debenture Holder"), on or before September 24, 2004 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Eighty Five Thousand and no/100 ($85,000.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of March, June, September and December of each year at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, or (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series III 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series III 10% Per Annum Convertible Debentures shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series III 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

If to the Debenture Holder:

Mr. John W. Ruth

____
____
____

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

20. Related Agreements. This Debenture is subject to the terms and conditions of that certain Debenture Liquidity Agreement, dated contemporaneously with this Debenture between LAKEVIEW DEVELOPMENT CORPORATION and the Debenture Holder, and this Debenture has also been personally guaranteed by David M. Summers, pursuant to the terms and conditions of that certain Guaranty Agreement dated contemporaneously with this Debenture.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.12

MEMORANDUM

DATE: December 30, 2003

SUBJECT: <u>Extension of Maturity Date of Debenture</u>

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Series III 10% Per Annum Convertible Debenture dated September 24, 2002, in the original principal amount of $85,000, has been extended to January 15, 2005. All other terms and conditions of the Debenture shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

DEBENTURE HOLDER

/s/ John W. Ruth
John W. Ruth

EXHIBIT 6.13

SUBLEASE AGREEMENT

THIS SUBLEASE AGREEMENT (this "Agreement"), dated as of June 1, 2002, is between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (the "TENANT") and SAMRUN TECHNOLOGIES, INC., a Colorado corporation (the "SUBTENANT").

Recitals

A. On or about January 31, 2002, the TENANT entered into a Lease with Building One DTC Limited Partnership, a Colorado limited partnership (the "Landlord"), a copy of which is attached to this Agreement as Exhibit A (the "Lease").

B. The SUBTENANT plans to downsize its office space in the near future and acknowledges the difficulty of finding a small office for rent in a Class A building located in or near the Denver Technological Center.

C. The SUBTENANT desires to sublease from TENANT a portion of the premises described in the Lease as Suite 1180, which consists of approximately Six Hundred Forty Two (642) Rentable Square Feet and has two offices on the glass with a reception area.

D. TENANT has agreed to rent Suite 1180 to SUBTENANT at a substantial discount from TENANT's actual cost and pay all future increases in Common Area Maintenance and other expenses attributable to Suite 1180 in exchange for SUBTENANT's prepayment of rent for the five year term of the sublease.

Agreement

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged and the mutual covenants set forth in this Agreement, TENANT and SUBTENANT agree as follows:

1. Lease. SUBTENANT hereby agrees to lease from TENANT Suite 1180, consisting of approximately 642 rentable square feet, subject to the terms and conditions of this Agreement.

2. Term. The term of this Agreement shall commence on June 1, 2002 and end on May 31, 2007, unless sooner terminated pursuant to other provisions of this Agreement.

3. Payment of Rent. SUBTENANT shall pay to TENANT rent for the five year term of this Sublease in the amount of Seventy One Thousand Six Hundred Sixty Three and 25/100 Dollars ($71,663.25), due and payable in a lump sum on or before December 15, 2002. TENANT shall assume all responsibility for payment of SUBTENANT's proportionate share (27.70%) of any and all increases in Common Area Maintenance Expenses, applicable taxes and the like which are assessed by the Landlord to the TENANT under the Lease during the term of this Agreement.

4. Parking. During the term of this Agreement, SUBTENANT shall be entitled to use up to three parking spaces previously allocated to TENANT, provided that SUBTENANT shall pay all costs charged to TENANT by Landlord associated with parking spaces utilized by the SUBTENANT.

5. Landlord's Consent Requirements. SUBTENANT has reviewed the terms and conditions of the Lease and agrees to abide by terms and conditions, including rules and regulations adopted by the Landlord applicable to TENANT under the Lease. SUBTENANT also agrees to execute any consent to subletting required by the Landlord under the Lease.

6. Telephone Services. SUBTENANT shall be responsible for all telephone equipment and installation charges necessary to connect its telephone lines through TENANT's existing telephone equipment located in Suite 1185. SUBTENANT shall pay U.S. West and long distance telephone service providers directly for all charges related to SUBTENANT's telephone lines.

7. Landlord Services. SUBTENANT shall pay directly, or reimburse TENANT, for all miscellaneous charges by LANDLORD with regard to modification of building signs or directories, and providing keys and access cards related to SUBTENANT's tenancy.

8. Acceptance of Premises. SUBTENANT has inspected the Premises and accepts the Premises in its present condition. SUBTENANT also agrees to occupy the Premises subject to all restrictions specified in the Lease, except that the premises may be used by SUBTENANT as a business office to conduct its computer programming services business.

9. No Assignment. SUBTENANT may not assign this Agreement or any interests under this Agreement or enter into any sublease with respect to the Premises without the prior written consent of TENANT, which may be withheld in TENANT's sole and absolute discretion.

10. No Joint Venture. SUBTENANT and TENANT acknowledge that nothing in this Agreement shall constitute them as partners or joint venturers in the performance of any activities contemplated by this Agreement and that neither party shall be deemed an agent or representative of the other for any purpose.

11. Notices. Any notices given to either party under this Agreement shall be deemed given when hand delivered or clearly posted on the Premises.

12. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon any permitted successor of SUBTENANT.

13. Severability of Provisions. If any of the provisions of this Agreement shall be or become invalid or illegal under any provision of applicable law, the remainder of this Agreement shall not be affected.

14. Governing Law. This Agreement is made under, shall be construed in accordance with, and shall be governed by the laws of the State of Colorado as applied to contracts made and performed solely within the State of Colorado.

15. Waiver and Modification. Any waiver, alteration or modification of any of the provisions of this Agreement shall be valid only if made in writing and signed by the parties to this Agreement. The failure of either party to enforce at any time, or for any period of time, any of the provisions of this Agreement shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every provision of this Agreement in the future.

16. Attorney's Fees. In the event of any dispute arising under the terms and conditions of this Agreement, the prevailing party in such dispute shall be entitled, in addition to other damages or costs, to an award of reasonable attorney's fees.

17. Entire Agreement. This Agreement constitutes and embodies the entire understanding and agreement of the parties to this Agreement and, except as otherwise provided in this Agreement, there are no other agreements or understandings, written or oral, in effect between the parties to this Agreement.

18. Counterparts. This instrument may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

19. Savings Clause. To the extent that the rent calculated under this Agreement or any related agreement shall exceed the maximum amounts which are permitted to be paid to TENANT before triggering provisions entitling the Landlord to share in such rent or other charges attributable to the lease of Suite 1180, then the rent and other charges due from SUBTENANT under this Agreement shall be automatically reduced to such maximum amount permitted to be paid to TENANT without triggering provisions entitling the Landlord to share in such rent or other charges.

IN WITNESS WHEREOF, SUBTENANT and TENANT have executed this Agreement as of the day and year first above written.

SAMRUN TECHNOLOGIES, INC., a Colorado corporation

By: /s/ Victor Palli
Victor Palli, President

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

Exhibit A

Lease

Exhibit B

Calculation of Rent for Accrual Purposes

June 1, 2002 - May 31, 2003	$1,168.98 per mo.	$14,027.70
June 1, 2003 - May 31, 2004	$1,168.98 per mo.	$14,027.70
June 1, 2004 - May 31, 2005	$1,194.39 per mo.	$14,332.65
June 1, 2005 - May 31, 2006	$1,219.80 per mo.	$14,637.60
June 1, 2006 - May 31, 2007	$1,219.80 per mo.	$14,637.60
		$71,663.25

EXHIBIT 6.14

EQUIPMENT LEASE

THIS EQUIPMENT LEASE (this "Lease"), dated as of June 1, 2002, is between Lakeview Development Corporation, a Colorado corporation ("Lessor") and SAMRUN Technologies, Inc., a Colorado corporation ("Lessee").

Recitals

A. Contemporaneously with the execution of this Agreement, Lessor and Lessee have entered into a Sublease Agreement related to office space located at 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111.

B. The Lessor has certain executive office furniture and office equipment, including desks, credenzas, chairs, mats filing cabinets, wall files, bookcases, copiers, framed artwork, computer equipment, telephone equipment and office supplies available for rent (collectively, the "Equipment").

C. The Lessee is desirous of leasing from the Lessor the Equipment for use in Lessee's business upon terms and conditions specified in this Agreement.

Agreement

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged and the mutual covenants set forth in this Lease, the Lessor and the Lessee agree as follows:

1. Lease. The Lessor leases to the Lessee and the Lessee rents from the Lessor, certain furniture and office equipment currently located in a local storage facility, including without limitation, various desks, credenzas, chairs, mats filing cabinets, wall files, bookcases, copiers, framed artwork, and office supplies (all such items being referred to collectively in this Lease as the "Equipment") for use by the Lessee in its office space located at 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111.

2. Lease Term. The term of this Lease (the "Lease Term") shall commence on June 1, 2002 and shall continue in for a term of sixty (60) months ending May 31, 2007.

3. Rent. The Lessee shall pay rent in the amount of Sixty Thousand and no/100 ($60,000.00), due and payable in a lump sum on or before December 15, 2002.

4. Connection of Leased Telephone Equipment. The Lessee shall have the right to connect all telephone equipment leased from the Lessor to Lessor's main switching board and telephone equipment located in Lessor's adjoining Suite 1185, at Lessee's expense.

5. Acceptance. Lessee has inspected the Equipment and accepts the Equipment in its present condition.

6. Insurance. Lessee shall maintain casualty insurance on the Equipment in commercially reasonable amounts.

7. Maintenance. The Lessee shall keep the Equipment in good condition and repair and shall bear all costs associated with the same.

8. Payment of Taxes by Lessee. During the Lease Term, the Lessee shall promptly pay all taxes, assessments and other governmental charges levied or assessed upon the interest of the Lessee in the Equipment or upon the use of operation of the Equipment, exclusive of taxes measured by the income of the Lessor. The Lessor shall not be responsible for contesting any valuation or tax imposed on the Equipment, but may do so as an accommodation to the Lessee.

9. Title to Equipment. The Lessee shall have no right, title, or interest in the Equipment, other than the right to maintain possession and use of the Equipment during the Lease Term, conditioned upon the Lessee's compliance with the terms and conditions of this Lease. The Lessee will keep the Equipment free and clear from any and all claims, liens encumbrances, and legal processes of the Lessee's creditors, customers, and other persons. All attachments, accessories, repairs, refurbishing, and replacements at any time made of placed on the Equipment shall be deemed part of the Equipment. The Lessor shall be permitted to display ownership notices by affixing to each item of the Equipment an identifying stencil, plate, or other indication of ownership, if the Lessor chooses to do so.

10. Possession, Use and Location of Equipment. So long as the Lessee shall comply with the terms and conditions of this Lease, the Lessee may possess and use the Equipment in accordance with the Lease. The Equipment shall be used in the business of the Lessee and shall be kept at its present storage facility location until relocated at Lessee's expense to 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111, where it shall be kept thereafter. The Lessee shall not, without the Lessor's prior written consent, remove the Equipment from such location at 5251 DTC Parkway, Suite 1180, Englewood, Colorado, part with possession or control of the Equipment, sell, pledge, mortgage or otherwise encumber the

Equipment or any part of it or assign or encumber any interest under this Lease during the term of this Lease.

11. Return of the Equipment. Upon expiration of the term of this Lease, and any renewal, the Lessee shall relinquish possession of the Equipment where the Equipment is located, in good operating condition, ordinary wear and tear excepted.

12. Further Assurances. The Lessor and the Lessee each agree to execute and deliver to the other, from time to time, such further documents, assurances, or things as may be reasonably necessary to give full effect to this Lease and to allow each of the parties to this Lease to enjoy and exercise the rights accorded and acquired by them under this Lease. Where so provided by law, the Lessor any execute and file an appropriate financing statement on the Lessee's behalf.

13. No Joint Venture. The Lessor and the Lessee acknowledge that nothing in this Lease shall constitute them as partners or joint ventures in the performance of any activities contemplated by this Lease and that neither party shall be deemed an agent or representative of the other.

14. Notices. Any notices given to either party under this Lease shall deemed given three days after being deposited in the United States Mail, registered or certified, return receipt requested, postage prepaid and addressed to the other party at the address for such party contained in this Lease or provided by such party from time to time.

15. Successors and Assigns. This Lease shall inure to the benefit of and be binding any successor of the Lessee which shall acquire, directly or indirectly, by purchase, operation of law or otherwise, all or substantially all of the assets the Lessee.

16. Severability of Provisions. If any of the provisions of this Lease shall be or become invalid or illegal under any provisions of applicable law, the remainder of this Lease shall not be affected.

17. Governing Law. This Lease is made under, shall be construed in accordance with, and shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed solely within the State of Colorado.

18. Waiver and Modification. Any waiver, alteration or modification of any of the provisions of this Lease shall be valid only if made in writing and signed by the parties to this Lease. The failure of either party to enforce at any time, or for any period of time, any of the provisions

of this Lease shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every provisions of this Lease in the future.

19. Headings. The headings and captions contained in this Lease are for convenience only and shall not be construed as part of this Lease.

20. Entire Agreement. This Lease constitutes and embodies the entire understanding and agreement of the parties to this Lease relating to its subject matter, and except as otherwise provided in this Lease, there are no other agreements or understandings, written or oral, in effect between the parties to this Lease with respect to its subject matter.

21. Not a Consumer Contract. The Lessee represents that the Equipment is being leased for business purposes and agrees that under no circumstance shall the lease of the Equipment by the Lessor to the Lessee be deemed a consumer contract.

22. Counterparts. This instrument may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Lessor and the Lessee have executed this Lease as of the day and year first above written.

LESSOR

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

LESSEE

SAMRUN TECHNOLOGIES, INC.

By: /s/ Victor Palli
Victor Palli, President

EXHIBIT 6.15

06/24/02 13:00 ☎970 667 6298 LANDMARK ENG. 002/003




AN AGREEMENT FOR LIMITED PROFESSIONAL SERVICES



3521 W. EISENHOWER BLVD. • LOVELAND, CO 80537
PHONE: (970) 667-6286 • DENVER: (303) 629-7124 • FAX: (970) 667-6298

Project I.D. No. LAKD-2F8F-01
Project Addendum No. ______

• CLIENT INFORMATION: PHONE: OFFICE 303-221-8883 HOME ______
CLIENT: Lakeview Development Corp. FAX: 303-221-8832
ADDRESS: 5251 DTC Parkway Suite 1185 P.O. / CONTRACT NO.: ______
CITY: Englewood STATE: CO ZIP CODE: 80111
CONTACT PERSON: ______ PHONE: ______
Reference: ______ Bank: ______
Contact: ______ Ph: ______ Contact: ______ Ph: ______

• PROJECT DATA: TITLE Boyd Lake North
SERVICES (INVOICE DESCRIPTION) ______
SCOPE/INTENT & EXTENT OF SERVICES: -Find or set lot corners for lots 9-18, block 3
-Review and plot legal descriptions on exhsting plats

• PROJ. LOCATION: ADDRESS ______ CITY Loveland COUNTY Larimer
LOT ____ BLOCK ____ SUBDIVISION Replat of Tract B Boyd Lake North 1st Addition SEC. ____ TWN. ____ RANGE ____

• CONTRACT TYPE FEE: (CIRCLE APPLICABLE CONTRACT TYPE)
1. HOURLY (circled) 4. FIXED FEE 9. PER UNIT 11. INTERNAL OVERHEAD
2. HOURLY TO A MAXIMUM 5. PHASED FIXED FEE 10. NON-BILLABLE 12. OTHER ______
ESTIMATED FEE: See Below + Reimbursables SPECIFIC BILLING SCHEDULE: YES ____ NO ____
REIMBURSABLE EXPENSES SHALL BE ADDED TO ALL CONTRACT TYPE FEES RETAINER AMOUNT: ______

• REMARKS/SPECIAL CONDITIONS: ______

PLEASE NOTE: THIS INSTRUMENT SHALL NOT CONSTITUTE AN AGREEMENT BETWEEN THE PARTIES UNTIL EXECUTED BY CLIENT AND LANDMARK. WORK SHALL NOT NORMALLY COMMENCE UNTIL EXECUTED AGREEMENT RECEIVED AT LANDMARK OFFICE. THE "TERMS AND CONDITIONS" ON PAGE 2 ARE A PART OF THIS AGREEMENT, INCLUDING RISK ALLOCATION. BY SIGNATURE HEREAFTER, CLIENT REFUSES MONETARY LIMIT OF RISK ALLOCATION AND AGREES TO AN ADDITIONAL 10% FEE.

______ Date: ______

CLIENT ACCEPTANCE:
BY: X [signature] Title: PRESIDENT Date: JUNE 25, 2002
(Person Responsible For Payment or Authorized Agent)

LANDMARK APPROVAL:
BY: Robert J. Nelson Title: Pres. Date: 24 June '02
(Signature)

LANDMARK USE ONLY:
• Department: Survey
• Client Coordination: Paul Hernandez
• Project Type: Housing No.: 050
• Agreement By: PAH Date: 6-20-02
• Date Executed Agreement Rec'd: ______
• Proj. Computer Input By: ______ Date: ______
• Project Closeout By: ______ Date: ______

Fee Type No.	Phase Type	Phase No.	Est. Fee	Est. Time	P.M.
1	Lot Stak	618	$700		
1	Legal Des	610	$400		

White — Job File Pink — Client Coordination Yellow — Client Copy

AN AGREEMENT FOR LIMITED PROFESSIONAL SERVICES (Con't)
'TERMS AND CONDITIONS'

GENERAL: Unless initialed by both parties, any changes to this Agreement shall not apply. The project scope will not be reduced without written mutual agreement. Activities often cannot be fully defined during initial planning. Where project scope is expanded by CLIENT/Owner (or agent), or if as project progresses, changes in anticipated scope become apparent, Landmark will inform the CLIENT so that changes in scope can be negotiated as required, and CLIENT will be responsible for payment for services resulting therefrom.

STANDARD OF CARE/PRACTICE: Services provided by LANDMARK under this Agreement will be performed in a manner consistent with that degree of care and skill ordinarily exercised by members of the same profession currently practicing under similar circumstances in the vicinity of the project. LANDMARK shall put forth reasonable professional efforts to comply with codes, regulations, laws . . . in effect as of the date of execution of this Agreement. LANDMARK shall not be required to sign any documents, no matter by whom requested, that would result in LANDMARK'S having to certify, guarantee or warrant the existence of conditions whose existence LANDMARK cannot ascertain. The CLIENT agrees not to make resolution of any dispute with LANDMARK or payment of any amount due LANDMARK in any way contingent upon LANDMARK'S signing any such certification.

JOBSITE SAFETY: Neither the professional activities of LANDMARK, nor the presence of LANDMARK employees and subconsultants at a construction site, shall relieve the General Contractor and any other entity of their obligations, duties and responsibilities including, but not limited to, construction means, methods, sequence, techniques or procedures necessary for performing, superintending or coordinating all portions of the work of construction in accordance with the contract documents and any health or safety precautions required by any regulatory agencies. LANDMARK personnel have no authority to exercise any control over any construction contractor or other entity or their employees in connection with their work or any health or safety precautions. The CLIENT agrees that the General Contractor is solely responsible for jobsite safety, and warrants that this intent shall be made evident in the CLIENT'S agreement with the General Contractor. The CLIENT agrees that the CLIENT, LANDMARK and LANDMARK'S consultants shall be indemnified and shall be made additional insureds under the General Contractor's general liability insurance policy.

ACCESS: Unless otherwise stated, LANDMARK will have access to the site for activities necessary for the performance of the services. LANDMARK will take precautions to minimize damage due to these activities, but shall not be responsible for the correction or repair of any damage unless so specified in writing as a part of this Agreement.

FEE: Except for a stated fixed fee, the fee shall be understood to be an estimate, and shall not normally be exceeded by LANDMARK by more than twenty percent without written approval of the CLIENT. Work performed on an hourly basis will normally be billed at the current established employee hourly charge rate or hourly rates based on type of services being performed. Reimbursable expenses shall be added to all contract type fees, including fixed fee, based on actual expenses times 1.15 or based on established charges where applicable, such as for reproduction, mileage, and special equipment.

PAYMENTS: LANDMARK will bill the CLIENT monthly or as otherwise determined applicable, as work progresses. Invoice amounts are due and payable in full within thirty (30) days of the invoice date. Accounts unpaid after said 30-day period shall be in default and shall be subject to a default or late payment charge computed at the rate of one and one-half percent (1-1/2%) per month, based on the unpaid balance of the account dating from the invoice date, and accrued and compounded monthly. Any invoice unchallenged within 14 days from date of invoice shall be considered reviewed and accepted by CLIENT. Payments on accounts in default shall be first applied to interest owed. For any CLIENT whose account is in default, if the invoice is not paid within 30 days, LANDMARK may terminate service without waiving any claim or right against the CLIENT, and without liability whatsoever to the CLIENT. Materials and information relating to such work will not be released. LANDMARK will not be responsible for any penalty, damages, or hardship that may result from such suspension of work. Accounts remaining unpaid for a period of sixty (60) days after the invoice date will be subject to a mechanics lien and collection action by any legal action deemed appropriate. The expense of collection, including attorney's fees, LANDMARK personnel time, and/or collection service fees used in the pursuit of collection shall be paid by CLIENT and added to accounts in default. Retainers shall be credited on the final invoice.

INSURANCE: LANDMARK maintains statutory Workmens Compensation and will normally maintain insurance coverage in the minimum amount of $500,000 for: (a) Bodily Injury and Property Damage for General Liability; (b) Bodily Injury and Property Damage for Automobile Liability; and (c) Professional Liability Coverage. If the CLIENT requires coverage or limits in addition to the before stated amounts, premiums for additional insurance shall be paid by the CLIENT.

INDEMNIFICATION: LANDMARK agrees, to the fullest extent permitted by law, to indemnify and hold CLIENT harmless from any damage, liability or cost (including reasonable attorneys' fees and costs of defense) to the extent caused by LANDMARK'S negligent acts, errors or omissions in the performance of professional services under this Agreement and those of his or her subconsultants or anyone for whom LANDMARK is legally liable. CLIENT agrees, to the fullest extent permitted by law, to indemnify and hold LANDMARK harmless from any damage, liability or cost (including reasonable attorney's fees and costs of defense) to the extent caused by CLIENT'S negligent acts, errors or omissions and those of his or her subcontractors or consultants or anyone for whom CLIENT is legally liable, and arising from the project that is the subject of this Agreement. LANDMARK is not obligated to indemnify CLIENT in any manner whatsoever for CLIENT'S own negligence.

RISK: In recognition of the relative risks, rewards and benefits of the project to both the CLIENT and LANDMARK, the risks have been allocated such that the CLIENT agrees that, to the fullest extent permitted by law, LANDMARK'S total liability to the CLIENT for any and all injuries, claims, losses, expenses, damages or claim expenses arising out of this Agreement from any cause or causes; shall not exceed ten times the fee up to an aggregate amount of $250,000.00, or LANDMARK's total fee for services rendered on this project, whichever is greater. Such causes include, but are not limited to, LANDMARK'S negligence, errors, omissions, strict liability, breach of contract or breach of warranty. The above allocation shall be construed to include only portions of total fee structure applicable to those services provided in areas of specific claim. In the event of any claim, CLIENT agrees to make claim against the corporation only and not against any individual.

TERMINATION: Either CLIENT or LANDMARK may terminate this Agreement at any time with or without cause upon giving the other party ten (10) calendar days prior written notice. CLIENT shall reimburse LANDMARK for all expenses reasonably incurred by LANDMARK in connection with termination of this Agreement, including but not limited to demobilization, reassignment of personnel, and space and equipment costs.

ASSIGNMENT: CLIENT shall not assign this Agreement without the written consent of LANDMARK. This Agreement shall extend to and be binding upon the respective heirs, personal representatives, successors, and assigns of the parties hereto.

TIME LINES OF PERFORMANCE: LANDMARK will perform services with due and reasonable diligence consistent with sound professional practices. This Agreement is based on an orderly and continuous progression of the project. The schedule is based upon a reasonable estimate of time to perform the work and does not include allowances for review or approval time for CLIENT and others.

OWNERSHIP OF INSTRUMENTS OF SERVICE/COPYRIGHT: All reports, plans, specifications, field data and notes and other documents, including all documents on electronic media, prepared by LANDMARK as instruments of service shall remain the property of LANDMARK, and may not be used by CLIENT for any other endeavor without the written consent of LANDMARK.

JURISDICTION: This Agreement shall be governed by the laws of the State of Colorado. The CLIENT agrees and consents to be bound by the choice of LANDMARK to file suit for enforcement of this Agreement in Larimer County, State of Colorado courts.

EXHIBIT 6.16

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 700,000.00

Englewood, Colorado
December 31, 2003

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay David M. Summers

or order, (Note Holder) the principal sum of Seven Hundred Thousand and No/100-------------

U.S. Dollars, with interest on the unpaid principal balance from January 1, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111, or such other place as the Note Holder may designate, in monthly payments of interest only Dollars (U.S. $), due on the last day of each month, beginning January 31, 2004. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on June 30, 2005.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ______ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~.

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — 303-292-2500 — www.bradfordpublishing.com — 7-00

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

~~8. The indebtedness evidenced by this Note is secured by a Deed of Trust dated ______________, ____, and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

______________________, Colorado ______________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________ ______________________

______________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST:

Lakeview Development Corporation
Name of Corporation

______________________ Secretary

by [signature] President
David M. Summers,

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

by ______________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 6.17

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $297,000.00

Englewood, Colorado
March 31, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay David M. Summers

or order, (Note Holder) the principal sum of Two Hundred Ninety Seven Thousand and No/100-------

U.S. Dollars, with interest on the unpaid principal balance from April 1, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1135 Englewood, Colorado 80111, or such other place as the Note Holder may designate, in monthly payments of interest only Dollars (U.S. $ ________), due on the last day of each month, beginning April 30, 2004. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on June 30, 2005.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ________ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. xxxxx

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 8-02

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

~~8. The indebtedness evidenced by this Note is secured by a Deed of Trust dated ____________, ______ and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional rights. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

____________________, Colorado ____

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

Lakeview Development Corporation
Name of Corporation

______________________________ by [signature]
Secretary President
David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THIS ORIGINAL NOTE MUST BE SURRENDERED TO BORROWER WHEN PAID IN FULL TO OBTAIN RELEASE OF DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 6.18

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 30,000.00

Englewood, Colorado
December 26, 2001

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay STACY WETZLER or order, (Note Holder) the principal sum of Thirty Thousand and no/100------------------- U.S. Dollars, with interest on the unpaid principal balance from December 26, 2001, until paid, at the rate of twelve (12) percent per annum. Principal and interest shall be payable at ______________________________, or such other place as the Note Holder may designate, in a lump sum payment of all principal and accrued interest due on or before January 15, 2003 Dollars XXXX ______ X XXXX ______ XXXX ______, XXXX X ______, ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2003.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ______ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty, XXXX X

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 3-01

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ______ ~~, and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

______________________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

______________________________ Secretary

by [signature] President
David M. Summers

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 6.19

MEMORANDUM

DATE: December 27, 2003

SUBJECT: Extension of Maturity Date/Interest Rate Change

The purpose of this Memorandum is to confirm that the Maturity Date that certain on that certain Promissory Note dated December 26, 2001, with a current outstanding principal balance of $30,000, has been extended to January 15, 2005 and that such note will bear interest at the rate of Ten Percent (10%) per annum beginning January 1, 2004. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

NOTE HOLDER

/s/ Staci L. Wetzler
Staci L. Wetzler

EXHIBIT 6.20

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 2,000.00

Englewood, Colorado
October 30, 2002

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

or order, (Note Holder) the principal sum of Two Thousand and no/100----------------------------

U.S. Dollars, with interest on the unpaid principal balance from ____________, ______, until paid, at the rate of zero (0) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, or such other place as the Note Holder may designate, in one payment of Two Thousand and no/100-- Dollars (U.S. $ 2,000.00), due on the April 30, 2003 ~~day of each~~ ____________ ~~beginning~~ ____________, ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on April 30, 2003.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ______ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 10 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. ~~except~~

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 8-02

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ____________, ______, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

____________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

Village at Boyd Lake Homeowners Association, Inc.
Name of Corporation

____
Secretary

by [signature]
President
David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE~~

EXHIBIT 6.21

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 2,000.00

Englewood, Colorado
July 7, 2003

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

or order, (Note Holder) the principal sum of Two Thousand and No/100--------------------------------

U.S. Dollars, with interest on the unpaid principal balance from ____________, ____, until paid, at the rate of zero (0) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, or such other place as the Note Holder may designate, in one payment~~s~~ of Two Thousand and No/100-- Dollars (U.S. $ 2,000.00), due on ~~the~~ ~~day of each~~ January 7, 2004, ~~beginning~~ ____________, ____. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 7, 2004, ____.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ________ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 10 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~XXXX~~.

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. [struck out]

Property address: ______________________________,

______________, Colorado ______________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________ ______________________

______________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST: Village at Boyd Lake Homeowners Association, Inc.

Name of Corporation

______________________ Secretary by ______________________ President

David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP: ______________________

Name of Partnership

by ______________________

General Partner

Borrower's address: ______________________________

____

KEEP THIS NOTE IN A SAFE PLACE.

EXHIBIT 6.22

MEMORANDUM

DATE: December 31, 2003

SUBJECT: Village At Boyd Lake HOA/Extensions of Maturity Date

The purpose of this Memorandum is to confirm that (a) the final maturity date on that certain Promissory Note dated October 30, 2002, with a current outstanding principal balance of $2,000, has been extended to January 15, 2005, and (b) the final maturity date on that certain Promissory Note dated July 7, 2003, with a current outstanding principal balance of $2,000, has been extended to January 15, 2005. Payment timing defaults which occurred on the foregoing promissory notes prior to December 31, 2003 have been waived by Lakeview Development Corporation. All other terms and conditions of the promissory notes shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

VILLAGE AT BOYD LAKE HOMEOWNERS ASSOCIATION, INC.

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 9.1

ESCROW AGREEMENT

The undersigned deposit with David M. Summers (the "Escrow Agent") the items set forth in Schedule A, to be held by the Escrow Agent subject to the terms and conditions set forth in Schedule B and in General Provisions (this "Escrow").

SCHEDULE A
(Deposits)

Deposits shall include all checks, drafts, wire transfers, loan proceeds or other funds received by the Escrow Agent from or on behalf of any person subscribing for shares of common stock of Lakeview Development Corporation. It is anticipated that checks will be made payable to "Lakeview Development Corporation Escrow Account."

SCHEDULE B
(Special Instructions)

The Escrow Agent shall hold for distribution all funds received from persons subscribing for shares of common stock of Lakeview Development Corporation (the "Depositor(s)").

All funds received by the Escrow Agent under this Escrow shall be deposited into a segregated account designated as the "Lakeview Development Corporation Escrow Account" at Centennial Bank of the West, 4650 Royal Vista Drive, Fort Collins, Colorado 80528.

If the amount of funds that have been deposited into this Escrow before the close of business on ________________, the Escrow Agent shall return to the Depositors all of the deposited funds in amounts equal to each Depositor's respective deposit without interest.

If the amount of funds deposited into this Escrow before the close of business on ________________, is greater than or equal to $100,000, the Escrow Agent shall pay to Lakeview Development Corporation, at its direction, or to its order, up to the total amount of funds deposited into this escrow, as payment for shares of common stock to be issued by Lakeview Development Corporation to Depositors.

If any funds deposited in escrow are not applied for the benefit of Lakeview Development Corporation, on or before ______________, the Escrow Agent shall return to each Depositor such deposited funds in amounts equal to each Depositor's respective deposit without interest. Upon termination of the escrow, all interest earned on funds deposited into this escrow shall be payable to Lakeview Development Corporation.

GENERAL PROVISIONS

Section 1. These instructions may be altered, amended, modified or revoked by writing only, signed by all of the parties to this Escrow, and approved by the Escrow Agent.

Section 2. No assignment, transfer, conveyance or hypothecation of any right, title or interest in and to the subject matter of this Escrow shall be binding upon the Escrow Agent unless written notice thereof shall be served upon the Escrow Agent.

Section 3. Any notice required or desired to be given by the Escrow Agent to any party to this Escrow may be given by mailing the same addressed to such party at the address that appears below each party's signature and notice so mailed shall for all purposes be as effective three business days after depositing such notice in the mail as though served upon such party in person.

Section 4. The Escrow Agent shall not be liable for any act that it may do or omit to do under this Escrow as such agent, while acting in good faith and in the exercise of his own best judgment; and any act done or omitted by it pursuant to the advice of his own attorneys shall be conclusive evidence of such good faith.

Section 5. The Escrow Agent is expressly authorized to disregard any and all notices or warnings given by any of the parties to this Escrow, or by any other person or corporation, excepting only orders or process of court, and is expressly authorized to comply with and obey any and all orders, judgments or decrees of any court, and in case the Escrow Agent obeys or complies with any such order, judgment or decree of any court it shall not be liable to any of the parties to this Escrow or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree be subsequently reversed, modified, annulled, set aside or vacated, or found to have been entered without jurisdiction.

Section 6. In consideration of the acceptance of this escrow by the Escrow Agent, Lakeview Development Corporation agrees to indemnify and hold the Escrow Agent harmless as to any liability by it incurred to any other person or corporation by reason of its having accepted the same, or in connection herewith, and to reimburse him for all of his expenses, including, among other things, counsel fees and court costs incurred in connection with this Escrow.

Section 7. The Escrow Agent shall not be liable in any respect on account of the identity, authority, or rights of the parties executing or delivering or purporting to execute or deliver instructions or any documents or papers deposited or called for in this Escrow.

Section 8. In the event of any dispute between the parties to this Escrow as to the facts of default, the validity or meaning of these instructions or any other fact or matter relating to the transaction between the paries, the Escrow Agent is instructed as follows:

(a) That the Escrow Agent shall be under no obligation to act, except under process or order of court, or until he has been adequately indemnified to its full satisfaction, and shall sustain no liability for his failure to act pending such process or court order or indemnification;

(b) That he may in his sole and absolute discretion, deposit the property described in Schedule A or so much of it as remains in its hands with any court, interplead the parties to this Escrow, and upon so depositing such property and filing its complaint in interpleader it shall be relieved of all liability under the terms of this Escrow as to the property so deposited, and furthermore, the parties to this Escrow for themselves, their heirs, legal representatives, successors and assigns, submit themselves to the jurisdiction of said court and appoint the then clerk, or acting clerk, of said court as their agent for the service of all process in connection with such proceedings.

Section 9. If the deposits hereunder are not applied to the benefit of Lakeview Development Corporation or before _______________, the Escrow Agent may mail the same to the Depositors at their respective addresses delivered with such deposits or at the most recent address shown on the records of the Escrow Agent and thereupon be relieved of all liability under this Escrow.

Section 10. The provisions of these instructions shall be binding upon the legal representatives, heirs, successors and assigns of the parties to this Escrow.

IN WITNESS WHEREOF, the undersigned have affixed their signatures as of _________________, 2004.

LAKEVIEW DEVELOPMENT CORPORATION

By:____
David M. Summers, President

Accepted:

By:____
David M. Summers, Individually

EXHIBIT 10.1

CONSENT OF DIX BARRETT & SILTNER, P.C.

We consent to the reference of our firm as "Experts" and to the use of our Independent Auditors' Reports on the Financial Statements of Lakeview Development Corporation, a Colorado corporation, for the years ended December 31, 2001, 2002 and 2003 in Lakeview Development Corporation's Form 1-A (Conditional Small Issues Exemption from Registration) and related materials.

Dix Barrett & Siltner, P.C.

Englewood, Colorado
January 28, 2004

EXHIBIT 10.2

CONSENT OF DAVID M. SUMMERS, ESQ.

I consent to the reference to me as an "Expert" and to the use of my Opinion of Legality, dated May 12, 2004, in connection with Lakeview Development Corporation's Form 1-A (Conditional Small Issues Exemption from Registration) and related materials.

David M. Summers

Englewood, Colorado
May 12, 2004

EXHIBIT 11.1

DAVID M. SUMMERS
ATTORNEY AT LAW

5251 DTC PARKWAY, SUITE 1185
ENGLEWOOD, COLORADO 80111

(303) 220-5420
TELEFAX (303) 220-7755

[Date]

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

RE: Form 1-A Registration Statement

Ladies and Gentlemen,

I have acted as counsel for Lakeview Development Corporation, a Colorado corporation (the "Company") in connection with the offering of a minimum of 100,000 and a maximum of 5,000,000 shares of the Company's common stock, without par value per share (the "Securities"), as contemplated by the Company's Registration Statement on Form 1-A dated ________________, 2004, filed with the United States Securities and Exchange Commission (the "Commission") in accordance with applicable provisions of the Securities Act of 1933, as amended.

In connection with my representation, I have examined and relied upon such records and documents as I have deemed necessary as a basis for the opinions expressed below. In such examination, I have assumed, without undertaking to verify the same by independent investigation, (i) as to questions of fact, the accuracy of all representations and certifications of all persons in documents examined by me, (ii) the genuineness of all signatures, (iii) the duly authorized execution and delivery of all documents on behalf of all persons, (iv) the authenticity of all documents submitted to me as originals, (v) the conformity to originals of all documents submitted to me as copies, (vi) the authenticity of such copied originals, and (vii) the accuracy of all official records. I have also relied, as to certain matters of fact, upon representations made to me by officers and agents of the Company.

Based upon and subject to the foregoing, I am of the opinion that:

(1) The Company is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Colorado.

(2) All of the Securities, upon issuance and delivery thereof, will be duly and validly issued, fully paid and non-assessable under applicable provisions of the Colorado Business Corporation Act.

I hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement described above.

I am an officer, director and substantial shareholder of Lakeview Development Corporation.

Yours truly,

David M. Summers

DMS/las